

c/o Magnachip Semiconductor, Ltd.
15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu
Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581

To Our Stockholders:

You are invited to attend the Annual Meeting of Stockholders of Magnachip Semiconductor Corporation to be held on June 11, 2026, at 8:00 p.m. Eastern Daylight Time.

We are pleased to announce that this year's Annual Meeting will again be held completely virtually via live interactive webcast on the Internet. You will be able to attend, vote and submit your questions during the meeting at *www.virtualshareholdermeeting.com/MX2026*. We have enclosed the notice of our Annual Meeting of Stockholders, together with this Proxy Statement, a proxy and an envelope for returning the proxy.

You are asked to act upon proposals to:

    (1)   elect the four director nominees named in the Proxy Statement to our Board of Directors;

    (2)   conduct an advisory (non-binding) vote on the compensation of our named executive officers as described in this Proxy Statement;

    (3)   ratify the appointment of Ernst & Young Han Young as our independent registered public accounting firm for the fiscal year ending December 31, 2026; and

    (4)   approve our Amended and Restated 2020 Equity and Incentive Compensation Plan.

Your Board of Directors unanimously recommends that you vote "FOR" each nominee for director that the Board of Directors has selected, "FOR" the approval of the compensation of our named executive officers as described in the Proxy Statement, "FOR" the appointment of Ernst & Young Han Young as our independent registered public accounting firm for the fiscal year ending December 31, 2026, and "FOR" the approval of our Amended and Restated 2020 Equity and Incentive Compensation Plan.

Please carefully review the Proxy Statement and then complete and sign your proxy and return it promptly. If you attend the virtual meeting and decide to vote during the meeting, you may withdraw your proxy by voting at the meeting.

Your time and attention to this letter and the accompanying Proxy Statement and proxy are appreciated. Your vote is important. Please take the time to read the enclosed Proxy Statement and cast your vote via proxy or at the Annual Meeting of Stockholders.

Sincerely,

/s/ Camillo Martino

Camillo Martino
Chairman and Interim Chief Executive Officer

April 30, 2026



Magnachip Semiconductor Corporation
c/o Magnachip Semiconductor, Ltd.
15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu
Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
June 11, 2026

The Annual Meeting of Stockholders of Magnachip Semiconductor Corporation, a Delaware corporation, will be held on Thursday, June 11, 2026, at 8:00 p.m. Eastern Daylight Time, via live interactive webcast on the Internet, for the following purposes:

(1) to elect the four director nominees named in the Proxy Statement to our Board of Directors;

(2) to conduct an advisory (non-binding) vote on the compensation of our named executive officers as described in the Proxy Statement;

(3) to ratify the appointment of Ernst & Young Han Young as our independent registered public accounting firm for the fiscal year ending December 31, 2026;

(4) to approve our Amended and Restated 2020 Equity and Incentive Compensation Plan; and

(5) to transact such other business as may properly come before the meeting or any adjournment, continuance or postponement thereof at the direction of the Board of Directors (or an authorized committee of the Board).

Holders of record of our common stock at the close of business on Tuesday, April 21, 2026, are entitled to vote at the meeting. A list of stockholders entitled to vote will be available for inspection by stockholders of record for any purpose germane to the Annual Meeting during ordinary business hours at our corporate offices located at Magnachip Semiconductor Corporation, c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero, 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581, for a period of ten days immediately prior to the Annual Meeting. If you are a stockholder of record and would like to view this stockholder list, please contact Investor Relations Department at investor.relations@magnachip.com and arrangements will be made to review the records in person during the ten days prior to the Annual Meeting. Additionally, such list of stockholders will be made available for viewing electronically during the Annual Meeting, and instructions to access such list will be available on the date of the Annual Meeting at *www.virtualshareholdermeeting.com/MX2026.*

By Order of the Board of Directors

/s/ Shinyoung Park
Shinyoung Park
Chief Financial Officer and Secretary

April 30, 2026

**Important Notice Regarding the Availability of Proxy Materials for the
Annual Meeting of Stockholders to Be Held on June 11, 2026**

The 2026 Proxy Statement and 2025 Annual Report are available, free of charge, at *www.proxyvote.com*.

Magnachip Semiconductor Corporation's Annual Report for the year ended December 31, 2025 is being mailed to stockholders concurrently with the 2026 Proxy Statement. The Annual Report contains financial and other information about Magnachip Semiconductor Corporation, but is not incorporated into the Proxy Statement and is not deemed to be a part of the proxy soliciting materials.

Even if you expect to attend the Annual Meeting, please promptly complete, sign, date and mail the enclosed proxy card. A self-addressed envelope is enclosed for your convenience. No postage is required if mailed in the United States. Alternatively, if you are a holder of record of our common stock on the record date, you may vote your shares electronically either over the internet at *www.proxyvote.com* or by touch- tone telephone at 1-800-690-6903. Stockholders who attend the Annual Meeting may revoke their proxies and vote during the meeting at *www.virtualshareholdermeeting.com/MX2026* if they so desire.

TABLE OF CONTENTS

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Magnachip Semiconductor Corporation
c/o Magnachip Semiconductor, Ltd.
15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu
Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581

PROXY STATEMENT

ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JUNE 11, 2026

GENERAL INFORMATION

Why am I receiving these materials?

We sent you these proxy materials because the Board of Directors (the "Board") of Magnachip Semiconductor Corporation (the "Company," "Magnachip," "we," "us" and "our") is soliciting your proxy to vote at the 2026 Annual Meeting of Stockholders (the "Annual Meeting") and at any postponements or adjournments of the Annual Meeting. The Annual Meeting will be held virtually via live interactive webcast on the Internet on June 11, 2026, at 8:00 p.m. Eastern Daylight Time. If you held shares of our common stock, par value of $0.01 per share (the "Common Stock"), on April 21, 2026 (the "Record Date"), you are invited to attend the Annual Meeting at *www.virtualshareholdermeeting.com/MX2026* and vote on the proposals described below under the heading "What am I voting on?" However, you do not need to attend the Annual Meeting to vote your shares. Instead, you may complete, sign, date and return the enclosed proxy card. You may also vote over the Internet or by telephone.

The Notice of Annual Meeting of Stockholders, the Proxy Statement, the enclosed proxy card and our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 are being mailed to stockholders commencing on or about April 30, 2026.

What am I voting on?

There are four proposals scheduled to be voted on at the Annual Meeting:

1. Election of the four director nominees specified in this Proxy Statement to serve until the 2027 annual meeting of stockholders and until their respective successors are elected and qualified;

2. Approval on an advisory (non-binding) basis of the compensation of our named executive officers as described in this Proxy Statement;

3. Ratification of the appointment of Ernst & Young Han Young as our independent registered public accountants for the fiscal year ending December 31, 2026; and

4. Approval of our Amended and Restated 2020 Equity and Incentive Compensation Plan.

How does the Board recommend that I vote?

Our Board recommends that you vote your shares:

"FOR" the election of each of the four director nominees named in this Proxy Statement to hold office until the 2027 annual meeting of stockholders and until their respective successors are elected and qualified;

"FOR" the approval on an advisory (non-binding) basis of the compensation of the named executive officers as described in this Proxy Statement;

"FOR" the ratification of the appointment of Ernst & Young Han Young as our independent registered public accountants for the fiscal year ending December 31, 2026; and

"FOR" the approval of our Amended and Restated 2020 Equity and Incentive Compensation Plan.

Who can vote at the Annual Meeting?

If you were a holder of record of the Company's Common Stock as of the close of business on April 21, 2026, the Record Date for the Annual Meeting, you may vote your shares at the Annual Meeting. As of the Record Date, there were 36,219,100 shares of Magnachip Common Stock outstanding, excluding treasury shares. Company treasury shares will not be voted. Each stockholder has one vote for each share of Common Stock held as of the Record Date.

If, on the Record Date, your shares were held in an account at a broker, bank, or other financial institution (we will refer to those organizations collectively as "broker"), then you are the beneficial owner of shares held in "street name" and these proxy materials are being forwarded to you by that broker. The broker holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As the beneficial owner, you have the right to direct your broker on how to vote the shares in your account. As a beneficial owner, you are invited to attend the Annual Meeting via the Internet at *www.virtualshareholdermeeting.com/MX2026*. However, since you are not a stockholder of record, you may not vote your shares at the Annual Meeting unless you request and obtain a valid proxy from your broker.

How can I attend the Annual Meeting?

If you are a stockholder of record or a beneficial owner as of the Record Date, you are invited to attend the Annual Meeting live via the Internet at *www.virtualshareholdermeeting.com/MX2026*. You must have your Control Number listed on the enclosed proxy card to enter the meeting. The webcast starts at 8:00 p.m. Eastern Daylight Time on June 11, 2026. You may vote and submit questions while attending the meeting on the Internet. Instructions on how to attend and participate in the Annual Meeting via the Internet, including how to demonstrate proof of stock ownership, are posted at *www.virtualshareholdermeeting.com/MX2026*. The audio broadcast will be archived on that website for one year.

What if I return the proxy card to the Company but do not make specific choices?

If you return a signed, dated, proxy card to the Company without making any voting selections, the named proxies will vote your shares (1) "FOR" the election of each of the four director nominees named in this Proxy Statement to hold office until the 2027 annual meeting of stockholders and until their respective successors are elected and qualified; (2) "FOR" the approval on an advisory (non-binding) basis of the compensation of our named executive officers as disclosed in this Proxy Statement; (3) "FOR" the ratification of the appointment of Ernst & Young Han Young as our independent registered public accountants for the fiscal year ending December 31, 2026; and (4) "FOR" the approval of our Amended and Restated 2020 Equity and Incentive Compensation Plan.

The Company does not expect that any matters other than the election of directors and the other proposals described in this Proxy Statement will be brought before the Annual Meeting. The persons appointed as proxies will vote in their discretion on any other matters that may properly come before the Annual Meeting or any postponements or adjournments thereof, including any vote to postpone or adjourn the Annual Meeting.

How many shares must be present or represented to conduct business at the Annual Meeting?

A quorum of stockholders is necessary to hold a valid annual meeting. A quorum will be present if the holders of at least a majority of the total number of shares of Common Stock entitled to vote are present, in person or by proxy, at the Annual Meeting. There were 36,219,100 shares of our Common Stock outstanding and entitled to vote on the Record Date. Therefore, a quorum will be present if at least 18,109,551 shares of our Common Stock are present in person or represented by executed proxies timely received by us at the Annual Meeting. Abstentions and shares represented by broker non-votes are counted for the purpose of determining whether a quorum is present. If there are insufficient votes to constitute a quorum at the time of the Annual Meeting, we may adjourn the Annual Meeting to solicit additional proxies.

How are votes counted and what is a broker non-vote?

Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count "FOR," "AGAINST," "WITHHOLD," abstentions and broker non-votes. A "broker non-vote" occurs when your broker submits a proxy card for your shares of Common Stock held in street name, but does not vote on a particular proposal because the broker has not received voting instructions from you and does not have the authority to vote on that matter without instructions. Under the rules that govern brokers who are voting shares held in street name, brokers have the discretion to vote those shares on routine matters but not on non-routine matters. For purposes of these rules, the only routine matter in this Proxy Statement is Proposal Three—the ratification of our independent registered public accounting firm for the fiscal year ending December 31, 2026. Non-routine matters in this Proxy Statement are Proposal One—the election of directors, Proposal Two—the advisory (non-binding) vote on the compensation of our named executive officers as described in this Proxy Statement, and Proposal Four—the approval of our Amended and Restated 2020 Equity and Incentive Compensation Plan. Therefore, if you hold your shares in street name and do not provide voting instructions to your broker, your broker does not have discretion to vote your shares on any proposal at the Annual Meeting other than Proposal Three—the ratification of our independent registered public accounting firm for the fiscal year ending December 31, 2026. However, your shares will be considered present at the Annual Meeting for purposes of determining the existence of a quorum.

What is the voting requirement to approve each of the proposals?

Proposal One—Election of Directors

The election of director nominees requires a plurality vote of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote in the election of directors. The director nominees receiving the highest number of "FOR" votes cast by the holders of our Common Stock entitled to vote at the Annual Meeting will be elected. Accordingly, "WITHHOLD" votes and broker non-votes will have no effect on the outcome of the election of directors. Stockholders have no right to cumulative voting as to any matters, including the election of directors.

Proposal Two—Advisory (Non-Binding) Vote on the Compensation of our Named Executive Officers

The proposal to approve on an advisory (non-binding) basis the compensation of our named executive officers as described in this Proxy Statement requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on such proposal. "ABSTAIN" votes will be included in the number of shares present and entitled to vote and will therefore have the same effect as a vote "AGAINST" the proposal. Broker non-votes will not be included in calculating the number of votes entitled to vote on this proposal and will therefore have no effect on the outcome of this proposal.

Proposal Three—Ratification of the Appointment of our Independent Registered Public Accounting Firm for the Fiscal Year Ending December 31, 2026

The proposal to ratify the appointment of Ernst & Young Han Young requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on such proposal. "ABSTAIN" votes will be included in the number of shares present and entitled to vote and will therefore have the same effect as a vote "AGAINST" this proposal. Brokers have discretionary authority to vote uninstructed shares on this proposal.

Proposal Four—Approval of our Amended and Restated 2020 Equity and Incentive Compensation Plan.

The proposal to approve our Amended and Restated 2020 Equity and Incentive Compensation Plan requires the affirmative vote of a majority of the shares present in person or represented by proxy at the Annual Meeting and entitled to vote on such proposal. "ABSTAIN" votes will be included in the number of shares present and entitled to vote and will therefore have the same effect as a vote "AGAINST" this proposal. Broker non-votes will not be included in calculating the number of votes entitled to vote on this proposal and will therefore have no effect on the outcome of this proposal.

How do I vote my shares of Magnachip Common Stock?

Stockholders may vote shares of our Common Stock using any of the following means:

Voting by Proxy Cards. A registered stockholder may vote shares until voting is completed at the Annual Meeting by returning a duly completed and executed proxy card in the postage-paid envelope included. All proxy cards received by us that have been properly signed and have not been revoked will be voted in accordance with the instructions contained in the proxy cards. For your mailed proxy card to be counted, we must receive it prior to the close of business on June 10, 2026.

Voting by Telephone or Internet. A registered stockholder may vote shares until 11:59 p.m. Eastern Daylight Time on June 10, 2026 by calling the toll-free number indicated on the proxy card and following the recorded instructions or by accessing the website indicated on the proxy card and following the instructions provided. When a stockholder votes by telephone or Internet, his, her or its vote is recorded immediately.

Voting by Internet During the Annual Meeting. Instructions on how to attend and vote at the meeting are described at *www.virtualshareholdermeeting.com/MX2026*. If a stockholder attends the Annual Meeting and votes his, her or its shares during the meeting via the voting instructions described at *www.virtualshareholdermeeting.com/MX2026*, then any previous votes that were submitted by the stockholder, whether by Internet, telephone or mail, will be superseded by the vote that such stockholder casts during the Annual Meeting. Further, if the shares are held of record by a broker and a stockholder wishes to vote at the Annual Meeting, he, she or it must obtain a proxy issued in his, her or its name from the record holder in accordance with the materials and instructions for voting provided by his, her or its broker.

Voting by "Street Name" Stockholders. If stockholders hold shares in "street name," then those stockholders may vote in accordance with the materials and instructions for voting the shares provided by their broker. If "street name" stockholders wish to vote shares at the Annual Meeting, then they must obtain proxies from their broker in order to vote their shares at the Annual Meeting in accordance with the materials and instructions for voting provided by his, her or its broker. If a "street name" stockholder does not vote by proxy or otherwise give voting instructions to their broker, such shares will not be voted by the broker for Proposal One, Two or Four at the Annual Meeting.

Changing Votes. A stockholder may change his, her or its vote at any time before it is voted at the Annual Meeting by (1) delivering a proxy revocation or another duly executed proxy bearing a later date to Magnachip Semiconductor Corporation, c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil,

Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581, Attention: Secretary, which revocation or later- dated proxy is received by us prior to the close of business on June 10, 2026; (2) voting again by telephone or Internet in the manner described above prior to 11:59 p.m., Eastern Daylight Time, on June 10, 2026; or (3) attending the Annual Meeting and voting via the Internet during the meeting using the procedures described at *www.virtualshareholdermeeting.com/MX2026*. Attending the Annual Meeting via the Internet will not revoke a proxy unless the stockholder actually votes via the Internet during the meeting. "Street name" stockholders who wish to revoke or change their votes after returning voting instructions to their broker may do so in accordance with the materials and instructions provided by their broker or by contacting such broker to effect the revocation or change of vote.

How can I find out the results of the Annual Meeting?

Preliminary voting results will be announced at the Annual Meeting. We will publish final results in a Current Report on Form 8-K that we expect to file with the Securities and Exchange Commission (the "SEC") within four business days of the Annual Meeting. After the Form 8-K is filed, you may obtain a copy by visiting the investor relations section of our website or *www.magnachip.com* or by writing to Magnachip Semiconductor Corporation, c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581, Attention: Secretary.

PROPOSAL ONE

ELECTION OF DIRECTORS

The members of our Board are elected to one-year terms, with each director to serve until such director's successor is elected and qualified or until such director's earlier resignation or removal. We have four authorized members on our Board. The number of directors may be changed by our Board from time to time by resolution of a majority of the authorized directors, or by amendment of our bylaws by the affirmative vote of 66-2/3% of the outstanding voting stock of the Company, voting together as a single class.

At the Annual Meeting, four directors are to be elected to hold office for a one-year term and until their successors are elected and qualified. The nominees to the Board are Mr. Camillo Martino, Mr. Gilbert Nathan, Mr. Cristiano Amoruso and Ms. Kyo-Hwa (Liz) Chung.

Information regarding the nominees is set forth below. Each of the nominees listed in the Proxy Statement has agreed to serve as a director if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board.

The following table sets forth certain information regarding our director nominees:

Name	Age	Position
Camillo Martino	64	Director, Chairman and Interim Chief Executive Officer
Gilbert Nathan	46	Lead Director, Chair of the Audit Committee and the Nominating and Corporate Governance Committee, Member of the Compensation Committee
Cristiano Amoruso	46	Director, Member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee
Kyo-Hwa (Liz) Chung	53	Director, Chair of the Compensation Committee, Member of the Audit Committee and the Nominating and Corporate Governance Committee

Camillo Martino, Director, Chairman and Interim Chief Executive Officer. Mr. Martino has served as the Company's Chairman of the Board since June 2020 and as a director since August 2016. Effective August 11, 2025, Mr. Martino was also appointed Interim Chief Executive Officer of the Company. Mr. Martino currently also serves as a member of the board of directors for CXApp. Mr. Martino also serves as a member of the board of directors at multiple privately-held companies, including VVDN Technologies, Sakuu and Ceremorphic. Mr. Martino previously served as a director of Cypress Semiconductor from 2017 through to 2020, a director of Sensera from 2018 to 2024, and was also the Chief Executive Officer of Silicon Image Inc. from January 2010 until the completion of its sale to Lattice Semiconductor Corporation in March 2015. From 2008 to 2009, Mr. Martino served as Chief Operating Officer of SAI Technology Inc., where he also served as a director from 2006 to 2010. From 2005 to 2007, Mr. Martino served as a director, the President and Chief Executive Officer of Cornice Inc. From 2001 to 2005, Mr. Martino served as the Executive Vice President and Chief Operating Officer at Zoran Corporation. Prior to that, Mr. Martino held multiple positions with National Semiconductor Corporation for a total of nearly 14 years, and in four different countries. Mr. Martino holds a Bachelor of Applied Science degree from the University of Melbourne and a Graduate Diploma from Monash University in Australia. Our Board has concluded that Mr. Martino should serve on the Board based upon his extensive operating and Board experience with technology companies.

Gilbert Nathan, Lead Director, Chair of the Audit Committee and the Nominating and Corporate Governance Committee, Member of the Compensation Committee. Mr. Nathan is the Managing Member of Jackson Square Advisors LLC, a financial advisory and services firm. He serves on the Boards of Directors of Ready Capital Corporation and Alto Ingredients, Inc. Mr. Nathan is the plan administrator of Mission Coal and Mahwah Bergen Retail Group, Inc. and is the Chief Executive Officer of Keycon Power Holdings, LLC. Mr. Nathan was formerly a Senior Analyst with Candlewood Investment Group and served as Principal at Restoration Capital Management. Mr. Nathan has a BS degree in Management, Major in Finance from the A. B. Freeman School of

Business at Tulane University. Our Board has concluded that Mr. Nathan should serve on our Board based upon his extensive experience in finance. Mr. Nathan was appointed as Lead Director in connection with the appointment of Mr. Camillo Martino as Interim Chief Executive Officer.

Cristiano Amoruso, Director, Member of the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. Mr. Amoruso is Managing Partner and Portfolio Manager of Byreforge Management LP, a New York and London-based investment firm that seeks to drive long-term value at publicly listed companies by partnering with management and boards on a combination of operational and strategic improvements. He currently serves as a member of the board of directors for Navitas Semiconductor. Before founding Byreforge, Mr. Amoruso served as Chief Executive Officer and Director of Suniva, Inc., the largest private U.S.-based manufacturer of solar photovoltaic semiconductors, where he led its successful operational turnaround. Mr. Amoruso concurrently held senior investment roles at Lion Point Capital, L.P., a global investment firm. He previously served as an analyst at Starboard Value LP. Mr. Amoruso holds an MBA from Columbia Business School, and a Laurea in Economics and Commerce from the University of Bary (Italy). Our Board has concluded that Mr. Amoruso should serve on the Board based upon his operational turnaround leadership and investment experience in high-growth technology markets.

Kyo-Hwa (Liz) Chung, Director, Chair of the Compensation Committee and Member of the Audit Committee and the Nominating and Corporate Governance Committee. Ms. Chung was appointed as our director in July 2020. Ms. Chung most recently served as the Senior Director of Legal for Netflix Services Korea, a position she held from April 2021 until December 2025. Prior to Netflix Services Korea, Ms. Chung served as the Head of Corporate, External and Legal Affairs for Microsoft Korea from November 2018 until March 2021. Since March 2022, she has also served as an independent director of NC Corporation (previously NCSoft Corporation), a Korean video game developer and publisher listed on the Korea Exchange. Ms. Chung was with the Korean law firm Kim & Chang, from April 2003 until November 2018, most recently as a partner focusing on the areas of international disputes, government investigations and crisis management. During September 2008 to March 2009, Ms. Chung was engaged with the international law firm Skadden, Arps, Slate, Meagher & Flom LLP, as a visiting attorney at its New York office. Ms. Chung served as a judge on the Seoul Administrative Court from 2001 to 2003 and the Seoul Central District Court from 1999 to 2001. Ms. Chung received an LLM degree from Harvard Law School in 2008 and a Bachelor of Law degree from Korea University in 1996. Ms. Chung is licensed to practice law in Korea and New York. Our Board has concluded that Ms. Chung should serve on the Board based upon her extensive experience advising technology companies.

THE BOARD OF DIRECTORS AND CORPORATE GOVERNANCE

Director Independence

The Board reviews the independence of each director annually. In determining the independence of our directors, our Board considered Section 303A of the New York Stock Exchange ("NYSE") listing standards and broadly considered the materiality of each director's relationship with us. Based upon the foregoing criteria, our Board has determined that the following directors are independent: Mr. Nathan, Mr. Amoruso, Ms. Chung and Dr. Lee.

Board Meetings

The Board meets regularly during the year, and it holds special meetings and acts by unanimous written consent whenever necessary or otherwise appropriate. The Board held 7 meetings during fiscal year 2025.

In 2025, each director attended 100% of the aggregate number of meetings of the Board and the respective committees on which such director served.

Attendance at Annual Meeting

The Company's Corporate Governance Guidelines as currently in effect provide that all directors shall make every effort to attend the Company's annual meeting of stockholders. In 2025, all of our then-current directors attended our Annual Meeting of Stockholders.

Committees

The Board has three standing committees: the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. The Risk Committee, which existed during a portion of 2025, was dissolved in September 2025. The Strategic Review Committee, which was established in August 2022 to assist the Board in reviewing, considering, exploring and evaluating strategic alternatives, was dissolved in January 2026.

The Board has adopted written charters for the Audit Committee, the Compensation Committee and the Nominating and Corporate Governance Committee. These charters, as well as our Code of Business Conduct and Ethics and our Corporate Governance Guidelines, are posted and available on our website at *https://investors.magnachip.com/corporate-governance/highlights.* The information on or accessible through our website is not a part of or incorporated by reference into this Proxy Statement.

Audit Committee

Our Audit Committee consists of Mr. Nathan, as Chair, Mr. Amoruso and Ms. Chung. Our Board has determined that Mr. Nathan is an audit committee financial expert as defined in Item 407(d)(5) of Regulation S-K promulgated under the Securities Act of 1933, as amended. Our Board has also determined that each of Mr. Nathan, Mr. Amoruso and Ms. Chung is financially literate and independent as that term is defined in Section 303A of the NYSE listing standards and Rule 10A-3 promulgated under the Exchange Act of 1934, as amended (the "Exchange Act").

The Audit Committee held 6 meetings in fiscal year 2025. The primary purpose of the Audit Committee is to assist our Board in fulfilling its oversight responsibilities by reviewing and reporting to the Board on the integrity of the financial reports and other financial information provided by the Company to the public, the SEC and any other governmental regulatory bodies, the Company's management of key risks, as well as the guidelines, policies and processes for monitoring and mitigating such risks, and on the Company's compliance with other legal and regulatory requirements. The Audit Committee is responsible for the appointment, retention, review and oversight of the Company's independent auditor, as well as the review and oversight of the Company's internal financial reporting, policies and processes. The Audit Committee is also responsible for reviewing related party transactions, risk management, and legal and ethics compliance, and for providing input to management in identifying, assessing, mitigating and monitoring enterprise-wide risks the Company faces, including cybersecurity risks, and reviewing the Company's business practices, compliance activities and enterprise risk management and making recommendations to the Board.

Compensation Committee

Our Compensation Committee consists of Ms. Chung, as Chair, Mr. Amoruso and Mr. Nathan. Our Board has determined that each of Ms. Chung, Mr. Amoruso and Mr. Nathan is independent under applicable NYSE listing standards.

The Compensation Committee held 5 meetings in 2025. The Compensation Committee has the overall responsibility for evaluating and approving our executive officer and director compensation plans, policies and programs, as well as all equity-based compensation plans and policies. In March 2016, the Board created the Employee Equity Committee and delegated to it the authority to determine the recipients, amounts and timing of awards under the Company's equity-based compensation plans within the parameters established by the Board.

Nominating and Corporate Governance Committee

Our Nominating and Corporate Governance Committee consists of Mr. Nathan, as Chair, Mr. Amoruso and Ms. Chung. Our Board has determined that each of Mr. Nathan, Mr. Amoruso and Ms. Chung is independent under applicable NYSE listing standards.

The Nominating and Corporate Governance Committee held 4 meetings in 2025. The Nominating and Corporate Governance Committee identifies individuals qualified to become Board members, recommends director nominees, recommends Board members for committee membership, develops and recommends corporate governance principles and practices and training programs and continuing education, oversees the evaluation of our Board and its committees and formulates a description of the skills and attributes of desirable Board members. The Nominating and Corporate Governance Committee will also consider candidates recommended by our stockholders so long as the proper procedures are followed.

Our bylaws provide that stockholders seeking to nominate candidates for election as directors at an annual meeting must provide timely notice of such nominations in writing. To be timely, a stockholder's notice generally must be received in writing at the Company's offices at Magnachip Semiconductor Corporation, c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581, Attention: Secretary, not earlier than the close of business on the 120th day, nor later than the close of business on the 90th day, prior to the first anniversary of the date of the preceding year's annual meeting as first specified in the Company's notice of meeting (without regard to any postponements or adjournments of such meeting after such notice was first sent), except that if no annual meeting was held in the previous year or the date of the annual meeting is more than 30 days earlier or later than such anniversary date, notice by the stockholders to be timely must be received not later than the close of business on the later of the 90th day prior to the annual meeting or the 10th day following the date on which public announcement of the date of such meeting is first made. A stockholder's notice must set forth, among other things:

- the name and address of the stockholder who intends to make the nomination, and the names and addresses of the beneficial owners, if any, on whose behalf the nomination is being made and of the person or persons to be nominated;

- a representation that the stockholder is a holder of record of stock of the Company entitled to vote for the election of Directors on the date of such notice and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice;

- certain information regarding the ownership and other interests of the stockholder or such other beneficial owner;

- a description of all arrangements or understandings between the stockholder or such beneficial owner and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the stockholder;

- a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and such other beneficial owner, if any, and their respective affiliates and associates and each proposed nominee;

- certain other information regarding each nominee proposed by such stockholder as would be required to be included in a Proxy Statement filed pursuant to the proxy rules of the SEC; and

- the consent of each nominee to serve as a director of the Company if so elected.

A stockholder must also comply with all other applicable requirements of the Exchange Act and the rules and regulations under the Exchange Act with respect to matters relating to nominations of candidates for directors. The preceding is a summary of the stockholder nomination procedures set forth in our bylaws as currently in effect, and we refer our stockholders to the full text of Section 2.15 of our bylaws and such other applicable provisions of our bylaws as in effect from time to time for the specific requirements of such director nomination procedures by stockholders.

In addition to the formal procedures set forth in our bylaws for the nomination of directors by stockholders, the Nominating and Corporate Governance Committee has adopted a Policy Regarding Director Nominations pursuant to which it may from time to time evaluate candidates for nomination as director that come to its attention through incumbent directors, management, stockholders or third parties. Such informal recommendations by stockholders should be directed to the attention of the Nominating and Corporate Governance Committee as set forth below under "Communications with Directors." The Nominating and Corporate Governance Committee has and may in the future, if it deems appropriate under the circumstances, engage a third-party search firm to assist in identifying qualified candidates.

The Nominating and Corporate Governance Committee seeks director candidates who possess high quality business and professional experience, possess the highest personal and professional ethics, integrity and values, and who have an inquisitive and objective perspective and mature judgment. Director candidates must also be committed to representing the best interests of our stockholders and have sufficient time available in the judgment of the Nominating and Corporate Governance Committee to perform all Board and committee responsibilities. The Nominating and Corporate Governance Committee has no formal policy on diversity in identifying potential director candidates, but does regularly assess the needs of the Board for various skills, background and business experience in determining if the Board requires additional candidates for nomination.

Board Leadership Structure

Separation of Chairperson and Chief Executive Officer

Our Corporate Governance Guidelines state that the Board shall elect its Chairperson and appoint the Company's Chief Executive Officer according to its view of what is best for the Company at any given time. The Board does not believe there should be a fixed rule as to whether the offices of Chairperson and Chief Executive Officer should be vested in the same person or two different persons, or whether the Chairperson should be an employee of the Company or should be elected from among the non-employee directors. The needs of the Company and the individuals available to play these roles may dictate different outcomes at different times, and the Board believes that retaining flexibility in these decisions is in the best interest of the Company.

On August 11, 2025, Mr. Young-Joon Kim resigned from his position as Chief Executive Officer of the Company, and the Board appointed Camillo Martino to serve as the Company's Interim Chief Executive Officer ("Interim CEO"). As a result of Mr. Martino's appointment as Interim CEO, Mr. Martino stepped down from each of the Company's Audit Committee, Compensation Committee and Nominating and Corporate Governance Committee. Mr. Martino currently serves as the Chairman of the Board and is expected to continue in that role as well.

The Board may, however, make changes to its leadership structure in the future as it deems appropriate.

Lead Director

Pursuant to the Company's Corporate Governance Guidelines, if the positions of Chairperson and Chief Executive Officer are held by the same person or the Chairperson is not otherwise an independent director, the Board designates a lead director (the "Lead Director") and, accordingly, Mr. Nathan was selected by the Board as Lead Director until his successor is duly elected and qualified or until his earlier death, resignation or removal by the Board. The Lead Director has the authority to call meetings of the independent directors.

Executive Sessions of the Board

The Company's non-management directors meet at regularly scheduled Board meetings in executive session without management present. In 2025, the Chairman of the Board presided over the meetings of the non-employee directors before August 11, 2025. Following the appointment of Mr. Camillo Martino as Interim CEO and the designation of Mr. Gilbert Nathan as Lead Director, Mr. Nathan, in his capacity as Lead Director, presided over such meetings for the remainder of the year.

In addition, in accordance with our Corporate Governance Guidelines, the independent members of the Board meet at least twice a year in executive session, with the Chairman (or the Lead Director) setting the agenda and presiding over such meetings.

Presiding Director

In accordance with our Corporate Governance Guidelines, the presiding director of the Board is the Chairman of the Board, if present, or in such person's absence and if applicable, the Lead Director, or in such person's absence, the Audit Committee Chairman, or in such person's absence, the independent director present who has the most seniority on the Board. The presiding director presides at all meetings of the Board and is responsible for chairing the Board's executive sessions.

Board Role in Risk Oversight

Our Board is responsible for overseeing our management of risk. Our Audit Committee assists in overseeing management's identification and evaluation of key enterprise risks to the Company, as well as guidelines, policies and processes for monitoring and mitigating such risks. In particular, the Audit Committee focuses on strategic enterprise risks, including risks associated with intellectual property; business operations and disaster recovery capabilities; and data security, privacy, technology and information security policies, procedures, and internal controls, including those related to cybersecurity and cyber incident responses and reporting procedures.

Our Board also considers sustainable business practices that advance our long- term ambitions as well as to mitigate business risks. Our Audit Committee oversees the Company's objectives, goals, strategies and initiatives relating to Corporate Responsibilities and Sustainability Matters and the related impacts and risks related thereto.

Company management reports on a quarterly basis to the Audit Committee their assessment of key enterprise risks across multiple categories and mitigation plans for those that fail to meet relevant tolerance standards established from time to time. During quarterly Audit Committee meetings, the members of the Audit Committee review management's assessment report and discuss with management measures to be implemented to better control against existing risks and identify emerging risks. For example, the Audit Committee may consider replacing specific existing risk categories, adding new risk categories, or adjusting the tolerance standards of risks to preemptively respond to changes in the Company's business and the environment in which we operate.

Our Audit Committee also has certain statutory, regulatory and other responsibilities with respect to oversight of risk assessment and risk management. Specifically, the Audit Committee is responsible for overseeing policies with respect to financial risk assessment and those other items specifically set forth in our Audit Committee charter.

The Board's other independent committees also oversee risks associated with their respective areas of responsibility. For example, the Compensation Committee considers the risks to our business associated with our compensation policies and practices, with respect to both executive compensation and compensation generally.

Our Board believes that our compensation programs are designed such that they will not incentivize unnecessary risk taking. The base salary component of our compensation program is a fixed amount and does not depend on performance. Payout levels under our cash incentive program are generally capped and payout opportunities may generally be achieved on a straight-line interpolation basis between threshold and target levels, and between the target and maximum levels. Our equity awards are limited by the terms of our equity plans to not more than a fixed maximum amount specified in the plan, and are subject to vesting to align the long-term interests of our executive officers with those of our stockholders. Our Board adopted a compensation recovery policy, in compliance with the NYSE listing rules, to provide for the recoupment of certain executive compensation in the event of any material accounting misstatement. See "Executive Compensation— Compensation Discussion and Analysis—*Compensation Recovery Policy*" contained elsewhere in this Proxy Statement.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics that applies to all of our directors, officers and employees. We will provide a copy of our Code of Business Conduct and Ethics without charge to any person upon written request made to our Secretary at Magnachip Semiconductor Corporation, c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581. Our Code of Business Conduct and Ethics is also available on our website at *https://investors.magnachip.com/corporate-governance/highlights.* We will disclose any waivers or amendments to the provisions of our Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions, that relates to one or more of the elements contained therein of the code of ethics definition enumerated in Item 406(b) of SEC Regulation S-K on our website.

Report of the Audit Committee

The Audit Committee has reviewed and discussed with our management and Ernst & Young Han Young, our independent registered public accounting firm for the year ended December 31, 2025, our audited financial statements contained in our Annual Report to Stockholders for the year ended December 31, 2025. The Audit Committee has also discussed with our independent registered public accounting firm the matters required to be discussed under Public Company Accounting Oversight Board standards.

The Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young Han Young required by applicable requirements of the Public Company Accounting Oversight Board regarding Ernst & Young Han Young's communications with the Audit Committee concerning independence, and has discussed with Ernst & Young Han Young its independence.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board (and the Board subsequently approved the recommendation) that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2025 filed with the SEC on March 16, 2026.

Audit Committee:

Gilbert Nathan, Chair
Cristiano Amoruso
Liz Chung

Communications with Directors

A stockholder or other interested party who wishes to communicate directly with the Board, a committee of the Board, the non-management or independent directors as a group, or with the Chairman of the Board or any other individual director, regarding matters related to the Company should send the communication to:

Board of Directors
or Chairman, Lead Director, individual director, committee or group of directors
Magnachip Semiconductor Corporation
c/o Magnachip Semiconductor, Ltd.
Corporate Secretary
15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu
Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581

We will forward all stockholder and other interested party correspondence about the Company to the Board, a committee of the Board, the non-management or independent directors as a group, or an individual director, as appropriate. Please note that we will not forward communications that are spam, junk mail or mass mailings, resumes and other forms of job inquiries, surveys and business solicitations or advertisements.

Corporate Responsibilities and Sustainability

In addition to the information contained in this Proxy Statement, we provide further information regarding our Corporate Responsibility on our website, www.magnachip.com, detailing our approach on various corporate initiatives, accomplishments and objectives. Our website and the Corporate Responsibility disclosures contained therein are not incorporated by reference in, and are not part of, this Proxy Statement.

Below are a few of the highlights of our comprehensive corporate responsibility and sustainability practices:

- **GHG reduction efforts:** Aligned with targets set by the Korean government, we aim to reduce greenhouse gas (GHG) emissions by 40% from a 2018 baseline by 2030 and achieve carbon neutrality by 2050. Our GHG emissions data are submitted annually to Korea's Ministry of Environment, following third-party verification.

- **Our products' impact:** Our semiconductor products are used in a wide range of high-tech consumer and industrial technologies. Our products have enabled gadgets to become slimmer, with longer-lasting batteries and better performance, thereby reducing energy consumption for end-users and alleviating the burden on our planet's resources. We have created the "Green Manufacturing Management Rule", which we apply to all the products we design, build and deliver to our customers. This rule enables product traceability through the setting of continuous indicators and goals. It also ensures that sustainability remains a top priority throughout all stages of the product lifecycle. All our products are Pb-free (lead-free) and have obtained RoHs (Restricted Hazardous Substances) certification.

- **Our environmental, health and safety, and quality standards:** We comply with a range of internationally recognized standards. We have adopted ISO 14001 and ISO 45001 since 2004. We also maintain compliance with applicable local and international laws, including the Occupational Safety and Health Act of Korea, as well as customer requirements such as those relating to hazardous chemicals. We also focus on continuous improvement through quality management systems, including compliance with IATF 16949 and ISO 9001 standards.

- **Human rights and labor standards:** We adhere to international human rights and labor standards as agreed to by the United Nations and the International Labor Organization. We prohibit all forms of discrimination based on gender, race, nationality, religion and age to ensure that all employees work in a safe and fair environment. These values are embedded in our policies, including our Labor & Ethical Management Policy, Equal Employment Policy and Code of Business Conduct and Ethics.

- **Supply chain management:** We prioritize responsible sourcing and supply chain management.Through our Supplier Approval Assessment and Supplier Evaluation procedures, we ensure our suppliers adhere to the same ethical, social and environmental principles under which we operate. We share our Environment, Safety and Health Policy with our suppliers and request that they implement it.

- **Conflict minerals:** We support and comply with Section 1502 of the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act. For more information on our conflict minerals, please refer to our Conflict Minerals Reports on our website.

- **Cybersecurity and data privacy:** Cybersecurity risks and data protection are integrated into our overall risk management systems. We maintain processes for assessing, identifying and managing material risks from cybersecurity threats, and we routinely invest in developing and implementing numerous cybersecurity programs and processes. Management is responsible for the day-to-day management of cybersecurity risks while the Company's Board of Directors and its Audit Committee actively and continuously provide oversight. Our information security management system is ISO 27001 certified.

- **Whistleblower policy and reporting:** We take whistleblowing seriously and have created robust structures to encourage the reporting of actual or suspected violations of law, our Code of Business Conduct and Ethics, or our other policies or procedures, and protect individuals who may come forward. Our reporting system allows anonymous reporting and is also accessible to our partners, suppliers and customers. We also adhere to our non-retaliation policy contained in our Code of Business Conduct and Ethics to encourage and protect "good faith" reporters.

Human Capital Management

Our Board of Directors maintains policies relating to upholding ethical practices and a strong sense of integrity. Across all our activities, we aim to achieve a dynamic and inclusive workplace that supports creativity and open communication, where all our employees feel safe, valued and respected. More information on these policies can be found in the "About Us" section of our website.

As of December 31, 2025, our total global workforce (full- and part-time) numbered 711, with 688 of these individuals based in Korea, in the roles represented in the following table. In 2025, our total global workforce declined as compared to the prior year as a result of the MMS liquidation and the 2025 Early Retirement Program.

Role type	Number of people
Sales, marketing, general, and administration	163
Research and development	108
o With advanced degrees	35
Quality, reliability, and assurance	29
Manufacturing	411
o Engineering	36
o Operations, maintenance and others	375

Competitive Compensation and Pay Equity

Our HR team remains current on employee benefits detailed in the following table and conducts regular reviews of compensation levels and distribution methods to ensure fairness and equity.

Financial benefits	**Non-financial benefits**
• Cash and equity-based compensation programs for certain employees to incentivize achievement • Industry-benchmarked salaries and remuneration packages • Regularly reviewed compensation levels to ensure fairness	• Health and wellness programs 　o Access to annual health examination 　o Health examinations for spouses 　o Medical reimbursement plans • Personal pensions • Housing assistance • Educational assistance programs • Workplace environment 　o Comfortable employee lounge areas

Recruitment and Talent Pipeline

We have adopted a structured approach to identifying, training, mentoring and developing talent within Magnachip, aiming to secure a steady supply of skilled and competent employees. To ensure that we attract the best talent, we regularly review and update our recruitment processes, incorporating feedback from both candidates and hiring managers.

Since 2018, we have operated a scholarship program designed for recent university graduates in partnership with a local university, aiming to develop and recruit local talent for the semiconductor industry. Every year, several students are selected to receive scholarships, which include a monthly tuition subsidy during the school year and a job offer upon graduation. In 2025, more than 61% of our new hires were recent graduates or graduating seniors from universities near our operational sites. Offering work-related training and employment opportunities for local students not only grants us access to top emerging talent but also enhances our reputation within the community and strengthens our community connections.

Training Programs and Continuing Education

We provide a wide range of training initiatives covering fundamental skills as well as more advanced competencies. We have a comprehensive training system tailored for new employees, engineers and other functions, as well as leaders, to ensure a seamless onboarding and ongoing development process. We also allocate funds for employees seeking to enhance their skills through workshops, conferences and industry- specific courses to encourage a culture of continuous learning and development.

Employee Evaluation and Career Development

We foster a culture of personal and professional growth by aligning individual goals with organizational objectives, helping employees identify and expand upon their strengths, and identifying areas for improvement. We evaluate all of our full-time employees and executives through an annual performance review process, using the management by objectives (MBO) method, which involves setting goals collaboratively, continuous monitoring and regular feedback. This approach allows us to establish clear career paths for our employees and uncover talent and potential for internal promotion.

Employee Engagement and Satisfaction

Every two years, we conduct a satisfaction survey to gain insight into how employees feel about their jobs, working environment and the Company as a whole. The results are communicated to our management team and employees, and we develop action plans to address any areas identified as needing improvement. We also track both the cadence of these assessments and the associated response rates.

Health and Safety of our Employees

In January 2021, the Korean legislature enacted the Serious Accident Punishment Act ("SAPA"), which imposes criminal liability on individuals and entities responsible for serious accidents, including industrial accidents that cause death, serious injury or occupational illness. We appointed Mr. Seunghoon Lee, our Chief of Manufacturing to serve as the Chief Safety Officer of our Korean operating subsidiary. Mr. Lee has more than 35 years of manufacturing and industrial experience at Magnachip in the area of environment, health and safety. On appointment, Mr. Lee formed a dedicated team to evaluate, improve and monitor the policies, practices, standards and systems relating to environment, health and safety.

We aspire to become a "zero-accident, zero-disease" workplace. Under this plan, we set specific goals, analyze our progress towards these goals on a quarterly basis, and conduct a biannual workplace environment measurement to assess, monitor, and reduce the exposure of our employees to human health hazards. We also provide employees with 12 training courses related to environmental health and safety every year, conducted both in-house and through external providers.

2025 Director Compensation

Each of our non-employee directors was eligible to earn a quarterly cash retainer, additional fees based on committee service and equity awards in 2025 pursuant to our Non-Employee Director Compensation Policy, which is described in further detail below. All such cash fees are paid quarterly in advance. A non-employee director who joins the Board after the beginning of a quarter receives a prorated cash retainer reflecting the actual period the non-employee director provided services on the Board and the applicable committee for such quarter and a non-employee director who joins the Board after the beginning of the Company's annual director service period receives a pro-rated equity award reflecting the period the non-employee director provided services on the Board and the applicable committee during such annual service period.

The below table depicts the Non-Employee Director Compensation Policy:

Compensation Elements: Non-Employee Director Compensation Policy		
Cash		
Quarterly Cash Retainer	$	18,750
Quarterly Chairman Cash Retainer	$	18,750 (1)
Quarterly Lead Director Cash Retainer	$	11,250 (1)
Quarterly Committee Chair Retainers		
Audit	$	6,250
Compensation	$	3,750
Nominating and Corporate Governance	$	2,500
Annual Committee Member Retainers		
Audit	$	3,750
Compensation	$	2,500
Nominating and Corporate Governance	$	1,250
Equity		
Initial Equity Grant	$	165,000 (2)
Annual Equity Grant	$	165,000 (3)
Committee Chair Grant (per committee)	$	20,000 (3)
Committee Member Grant (per committee)	$	10,000 (3)

(1) These cash retainers are separate from and in addition to the standard cash retainer compensation provided to all non-executive directors.

(2) *Initial Equity Awards*: If a non-employee director's initial appointment to the Board or a Board committee occurs other than at an Annual Meeting of Stockholders, such director will be granted pro-rated RSU awards having a dollar value equal to (x) the applicable dollar value amount for applicable Board or committee membership described above, multiplied by (y) the quotient obtained by dividing the number of days elapsed from the date of initial appointment to the first anniversary of the prior year's Annual Meeting of Stockholders of the Company (or, if earlier, August 31 of such year), by 365, with such grants to vest in full on the date of the annual equity grant made to non-executive directors immediately preceding the grant of award.

(3) *Annual Equity Awards*: Each non-employee director was eligible to receive a time-based restricted stock unit ("RSU") award having a dollar value equal to $165,000. In addition, each non-employee director was eligible to receive an RSU award having a dollar value equal to $20,000 for such director's service as the Chair of the Board's Audit Committee, Compensation Committee or Nominating and Corporate Governance Committee, as applicable; and an RSU award having a dollar value equal to $10,000 for such director's service as a non-Chair member of the Board's Audit Committee, Compensation Committee or Nominating and Corporate Governance Committee. The number of shares subject to such RSU awards is calculated by dividing the applicable dollar value of the approved award by the volume-weighted average closing market price on the NYSE of one share of the Company's Common stock over the trailing 30-day period ending on the last day immediately prior to the grant date. Each RSU award vests in full on the earlier of (x) the first anniversary of the date of grant, and (y) the date of the Company's Annual Meeting of Stockholders held in the year following the year of grant. RSU awards are approved by the Board following the Company's Annual Meeting of Stockholders for such year and are granted on the earlier of (A) the first to occur of the 1st or 15th day of any month following the approval date and (B) August 31 of such year. Vested RSUs settle as soon as administratively practicable

following the date the non-employee director's service terminates for any reason, unless the director has elected to settle the RSUs upon vesting.

All non-employee director equity awards will be granted under the Company's 2020 Equity and Incentive Compensation Plan, as amended. Non-employee directors are subject to our Stock Ownership Policy, as described under the heading "Stock Ownership Guidelines".

The following table sets forth the total compensation earned by our non-employee directors during the year ended December 31, 2025.

2025 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)(3)	All Other Compensation ($)	Total ($)
Gilbert Nathan	128,316	220,871	—	349,187
Liz Chung	90,829	192,365	—	283,194
Ilbok Lee	107,500	227,289	—	334,789

(1) Consists of the aggregate dollar amount of cash fees earned by our non-employee directors in 2025 for Board and committee service as described in the table below.

Name	Board Retainer ($)	Chair Service Fees ($)	Committee Service Fees ($)	Total ($)
Gilbert Nathan	92,487	30,829	5,000	128,316
Liz Chung	75,000	—	15,829	90,829
Ilbok Lee	75,000	17,500	15,000	107,500

(2) The amounts reported represent the aggregate grant date fair value of the RSUs awarded to the non-employee directors, calculated in accordance with FASB ASC Topic 718. Such aggregate grant date fair values do not take into account any estimated forfeitures related to service vesting conditions. The amounts reported in this column reflect the accounting cost for these RSUs and do not correspond to the actual economic value that may be received by the directors upon vesting and/or settlement of the RSUs.

(3) As of December 31, 2025, the number of outstanding stock options and RSU awards held by our non-employee directors who served during 2025 were as follows:

Name	RSUs (#)	Stock Options (#)
Gilbert Nathan	116,828	—
Liz Chung	97,843	—
Ilbok Lee	221,754	79,215

As of December 31, 2025, the following number of RSUs included in the table above were vested but not yet settled under the terms of the applicable RSU agreements: Mr. Nathan—59,858 RSUs; Ms. Chung—49,228 RSUs; and Dr. Lee—165,909 RSUs. Stock options were last granted to our non-employee directors in 2017, and no stock options have been granted since then. Please see the section entitled "Security Ownership of Certain Beneficial Owners and Management" for additional information regarding all shares of Common Stock beneficially owned by our non-employee directors.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee has been an officer or employee of our Company during the last fiscal year. During 2025, decisions regarding executive officer compensation were made by our Compensation Committee.

Mr. Young-Joon Kim, our former Chief Executive Officer, participated in the deliberations of our Compensation Committee regarding the determination of the compensation of our executive officers (other than himself) for 2025 and prior periods. At the time of such deliberations, Mr. Camillo Martino was serving as a non-employee director and member of the Compensation Committee.

None of our executive officers currently serves, or in the past has served, as a member of the Board or the compensation committee of another entity that has one or more executive officers serving on our Board.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis (CD&A) describes and analyzes our executive compensation program for the following executive officers who served the Company in 2025 (collectively, our "named executive officers"):

- Camillo Martino, Chairman and Interim Chief Executive Officer ("Interim CEO")

- Young-Joon Kim, Former Chief Executive Officer (Separated on August 11, 2025)

- Shinyoung Park, Chief Financial Officer

- Seunghoon Lee, Chief of Manufacturing and Chief Safety Officer

- Theodore Kim, Former Chief Compliance Officer, Executive Vice President, General Counsel and Secretary (Separated on October 21, 2025)

As a "smaller reporting company" as defined in the rules of the SEC, the Company is not required to include a CD&A in this proxy statement and may provide scaled executive compensation disclosure. However, the Company has elected to include the following CD&A to provide its stockholders with additional context regarding its executive compensation philosophy, policies and practices, as well as the factors considered in making compensation decisions for our named executive officers. The Company believes that this additional disclosure promotes transparency and enhances stockholders' understanding of the Company's executive compensation program.

Compensation Philosophy and Objectives

The Compensation Committee of our Board has primary responsibility for developing and maintaining a compensation program for our senior management, including our named executive officers.

The Compensation Committee believes that our executive compensation program should play a key role in our operating and financial success, and has worked with outside legal counsel and Compensia Inc. ("Compensia"), a national compensation consulting firm, to develop a comprehensive executive compensation program that is intended to attract and retain talent with competitive compensation, and further align the interests of our executive officers with our stockholders by linking a significant component of executive compensation to variable cash-based compensation tied to the achievement of our short-term financial, operational and strategic goals, as well as equity-based compensation tied to the achievement of our long-term strategic goals that in turn lead to stockholder value creation.

In light of the highly competitive market in which we compete for business, and our dependence on the highly skilled workforce that is necessary in order to innovate and compete in that market, the Compensation Committee believes that our ability to attract and retain talent at all levels of the Company is critical to our long- term success.

In view of our unique situation in that most of our senior executives live and work in South Korea (herein referred to as "Korea"), we have provided competitive expatriate benefits intended to minimize adverse tax and financial impacts. In 2025, such benefits were provided to Mr. Young-Joon Kim and Mr. Theodore Kim in connection with their expatriate assignments, as they were subject to taxation in both the United States and Republic of Korea. After Messer. Kims' departures, we no longer employ any expatriate full time executives and so none of our executive officers are currently receiving expatriate assignment benefits.

More information about our human capital management strategy and approach can be found under the heading "Human Capital Management" on page 13.

Key 2025 Compensation Decisions

The Compensation Committee made the following key compensation decision in respect of fiscal year 2025:

- Granted annual equity awards to Mr. Young-Joon Kim (the "Former CEO"), Ms. Shinyoung Park ("CFO") and Mr. Seunghoon Lee ("CSO") using a combination of performance- based stock units ("PSUs") and service-based restricted stock units ("RSUs"). Accordingly, our Former CEO received 67% of his grants in PSUs and 33% in RSUs and our CFO and CSO received 50% of their grants in PSUs and 50% in RSUs. The PSUs granted in 2025 were based on financial performance goals and stock price-based metrics, with financial performance measured based on the achievement of pre-established revenue, gross profit margin and adjusted EBITDA targets over the applicable performance period, which is the full year 2025, and subject to certification by the Compensation Committee, and stock price performance measured at the end of the three-year performance period ending on January 31, 2028, and subject to meeting or exceeding targets set by the Compensation Committee.

- Approved a 20% reduction in the Former CEO's annual base salary, effective April 1, 2025, which reduction remains in effect until the Company achieves positive operating income for two consecutive fiscal quarters, with automatic restoration upon satisfaction of such condition or upon a change in control.

- Approved the increase of the CFO's annual base salary from $350,000 to $360,000 effective as of April 1, 2025 to better align our CFO's compensation with the market, and approved a 10% reduction in CFO's annual base salary, effective April 1, 2025, subject to the same restoration conditions applicable to the Former CEO's salary reduction.

- Approved a 5% reduction in Mr. Seunghoon Lee's annual base salary, effective October 1, 2025.

- Certified that there was no cash bonus payout for 2025, because performance was below the threshold for any bonus payout.

- Certified that the Company achieved 0% of the performance goals underlying 2025 Performance-Based (Financial) Restricted Stock Units ("Financial PSUs"), and, accordingly, such awards were forfeited in their entirety.

- Certified that the Company did not achieve at least the threshold level for the performance goals underlying the total shareholder return PSUs ("TSR PSUs") granted in 2023, and, accordingly, such awards were forfeited in their entirety.

- Reviewed the compensation-related terms in connection with Mr. Camillo Martino's services as the Company's Interim CEO and, accordingly, approved such arrangements and recommended their approval to the Board.

Executive Compensation-Related Policies and Practices

We endeavor to maintain sound executive compensation policies and practices, including compensation-related corporate governance standards, consistent with our pay for performance philosophy. The following summarizes our executive compensation and related governance policies and practices:

	What We Do
- **Pay-for-Performance Philosophy**	A significant portion of our named executive officers' compensation is directly linked to corporate performance. We structure target total direct compensation with a significant long- term equity component in the form of RSUs and PSUs, thereby making a vast majority of each named executive officer's target total direct compensation dependent upon our corporate performance, stock price and/or total shareholder return.
- **Performance-Based Equity Awards**	Our named executive officers receive performance-based equity awards that vest based on achieving pre-determined financial and stock price targets.

	What We Do
• **Human Capital Management and Succession Planning**	We provide opportunities for training and advancement to all employees as part of our human capital management program. Furthermore, we conduct succession planning and executive assessments for all key employees to ensure orderly succession plans are in place.
• **Independent Compensation Committee**	The Compensation Committee consists solely of independent directors.
• **Compensation Recovery Policy**	We have a policy providing for the recovery of certain cash incentive compensation and equity or equity-based awards from our CEO and other executive officers (including our other named executive officers).
• **Stock Ownership Guidelines**	We maintain stock ownership guidelines for our CEO, our other executive officers (including our other named executive officers) and the non-employee members of our Board.
• **Equity Award Grant Policy**	Equity awards are granted in accordance with our Equity Award Grant Policy. We do not have any program, practice or plan to time equity awards in coordination with the release of material non-public information.
• **Retain an Independent Compensation Advisor**	The Compensation Committee has engaged its own independent compensation advisor to provide information, analysis and other advice on executive compensation independent of management.
• **Annual Executive Compensation Review**	The Compensation Committee conducts an annual review of our compensation strategy, including a review of our compensation used for comparative purposes.
• **Balanced Time Horizon for Incentive Compensation**	We have a balance of time horizons for our incentive awards, including an annual cash incentive plan, a three-year performance period for our TSR PSUs and Stock Price PSUs and a three-year vesting period for our RSUs.

	What We Don't Do
• **No Special Retirement Plans**	We do not currently offer pension arrangements or retirement plans to our executive officers other than statutory severance benefits required under the Employee Retirement Benefit Security Act of Korea.
• **No Stock Option Re-Pricing**	Our equity compensation plan does not permit stock options or stock appreciation rights (“SARs”) to be repriced to a lower exercise or strike price without the approval of our stockholders.
• **No Excise Tax Payments on Future Post-Employment Compensation Arrangements**	We do not provide any excise tax reimbursement payments (including “gross-ups”) with respect to payments or benefits contingent upon a change in control of the Company. The Company does, however, have the obligation to provide tax equalization with respect to such payments and benefits to individuals who receive them as a part of their expatriate benefit package, as such individuals are subject to taxation in both the U.S. and Korea.
• **No Hedging or Pledging**	We prohibit our employees, including our executive officers, and the non-employee members of our Board from pledging, engaging in short sales and certain derivative transactions relating to our securities.
• **No Special Welfare or Health Benefits**	We do not provide our executive officers with any welfare or health benefit programs, other than participation on the same basis as our full-time employees in the employee programs that are standard in our industry sector. The Company does provide customary international

What We Don't Do

health insurance to individuals who are eligible for such benefits as part of their expatriate benefit package.

- **No Dividends or Dividend Equivalents Payable on Unvested Equity Awards** — We do not pay dividends or dividend equivalents on unvested equity awards.

Insider Trading Policy

We have adopted an insider trading policy governing the purchase, sale and/or other dispositions of the Company's securities by the Company's directors, officers and employees, among other covered persons. The Company believes this policy is reasonably designed to promote and enforce compliance by such covered persons with applicable insider trading laws, rules and regulations, as well as the listing standards applicable to the Company. A copy of our Securities Trading Policy is filed as Exhibit 19.1 to the Annual Report on Form 10-K filed with the SEC on March 16, 2026.

Say on Pay Vote and Stockholder Input

The Compensation Committee has responsibility to ensure that the compensation paid to our executive officers aligns with the interests of our stockholders and the Company's compensation philosophy. Approximately 77.4% of the stockholders at the Annual Meeting of Stockholders of the Company held in 2025 ("2025 Annual Meeting") voted to approve the compensation of the Company's named executive officers as disclosed in the Company's 2025 proxy statement. In light of the advisory vote results and given the departure of the Company's former CEO, the Compensation Committee determined not to make any changes to the Company's executive compensation program at this time. Following the appointment of a new CEO, the Compensation Committee will consider shareholder feedback and evaluate whether any changes are appropriate.

In addition, at our 2024 Annual Meeting, our stockholders recommended that we hold future non-binding advisory votes on the compensation of our named executive officers every year. As part of our commitment and consistent with the results of the advisory "Say on Frequency" vote of our stockholders that was held at our 2024

Annual Meeting, we intend to hold an annual non-binding, advisory vote on the compensation of our named executive officers to provide our stockholders with an opportunity to provide their feedback on an annual basis.

Timing of Compensation Decisions

Generally, at the end of each annual evaluation period, our CEO reviews the performance of the other executive officers and presents his conclusions and recommendations to the Compensation Committee. At that time and throughout the year, the Compensation Committee also evaluates the performance of our CEO, which is measured in substantial part against our consolidated financial performance.

For the fiscal year 2026, given the departure of two senior executives—namely, Mr. Young-Joon Kim and Mr. Theodore Kim—the Committee determined that it is advisable to maintain the current compensation structure without material modifications until a permanent CEO is appointed and the executive team is reconstituted.

Equity awards are made in accordance with our Equity Award Grant Policy described below. We do not have any program, plan or practice to time equity award grants in coordination with the release of material non-public information.

Role of the Compensation Committee in Compensation Decisions

The Compensation Committee's responsibilities include evaluating, approving and monitoring our named executive officer and director compensation plans, policies and programs, as well as each of our equity-based compensation plans and policies. In addition, the Compensation Committee has the responsibility of periodically reviewing and advising the Board concerning our human capital strategies, initiatives and programs with respect to our culture, talent, recruitment, retention and employee engagement and inclusion efforts.

Consistent with our compensation philosophy and objectives, the Compensation Committee evaluates our executive officer compensation packages annually to ensure that:

- We maintain our ability to attract and retain superior executives in critical positions;

- Our executives are incentivized and rewarded for corporate growth, achievement of long-term corporate objectives and individual performance that meet or exceed our expectations without encouraging unnecessary risk-taking; and

- Compensation provided to critical executives remains competitive relative to the compensation paid to similarly situated executives of companies in the semiconductor industry.

In addition to the annual reviews, the Compensation Committee also typically considers compensation changes upon a named executive officer's promotion or other change in job responsibility.

Role of CEO in Compensation Decisions

For named executive officers other than our CEO, we have historically sought and considered input from our CEO and our independent compensation consultant as described below, in making determinations regarding executive compensation.

Our CEO annually reviews the performance of our other named executive officers. Thereafter, he presents conclusions and recommendations regarding the compensation of such officers, including proposed salary adjustments and incentive amounts, to the Compensation Committee. The Compensation Committee then takes this information into account when it makes final decisions regarding any adjustments or awards.

The review of performance by the Compensation Committee and our CEO of our other named executive officers is both an objective and subjective assessment of each named executive officer's contribution to our performance, leadership qualities, strengths and weaknesses and performance relative to goals set by the Compensation Committee or our CEO, as applicable. The Compensation Committee and our CEO do not systematically assign a weight to the factors, and may, in their discretion, consider or disregard any one factor which, in their sole discretion, is important to or irrelevant for a particular executive.

Role of Compensation Consultant

The Compensation Committee engages an external compensation consultant to assist it by providing information, analysis and other advice relating to our executive compensation program and the decisions resulting from its annual executive compensation review. For 2025, the Compensation Committee retained Compensia, a national compensation consulting firm, to serve as its independent compensation consultant. This compensation consultant serves at the discretion of the Compensation Committee.

During 2025, Compensia attended some of the meetings of the Compensation Committee (both with and without management present) during the period of its engagement and provided the following services:

- Consulting with the Compensation Committee Chair and other members between Compensation

- Committee meetings on compensation matters as needed;

- Reviewing the Compensation Discussion and Analysis and assisting in the drafting of the Pay Versus

- Performance disclosure;

- Reviewing and updating the compensation peer group used to assess executive compensation;

- Providing market data for selected executive officer positions covering target total direct compensation levels and design to help the Compensation Committee determine how to competitively set compensation for the selected executive officer positions; and

- Assistance with the design of the PSUs.

In 2025, Compensia did not provide any services to us other than the consulting services to the Compensation Committee. The Compensation Committee regularly reviews the objectivity and independence of the advice provided by its compensation consultant on executive compensation. In 2025, the Compensation Committee considered the six specific independence factors adopted by the SEC and reflected in the NYSE listing standards and determined that the work performed by Compensia did not raise any conflicts of interest.

Elements of Compensation

In making decisions regarding the pay of the named executive officers, the Compensation Committee looks to set a total compensation package for each officer that will retain high-quality talent and motivate the officer to achieve the goals set by our Board. Our executive compensation package is generally comprised of the following elements:

Element	Purpose	Description
Annual base salary	Provides a fixed source of annual cash compensation for our named executive officers.	Based upon each individual's skills, experience and performance as well as the criticality of the role.
Short-term cash incentives	Incentivizes achievement of key annual financial, operational and strategic goals.	Variable cash compensation based on performance.
Long-term equity incentives	Aligns the interests of our named executive officers with those of our stockholders by increasing stock ownership, incentivizing increases in stockholder value and strengthening retention.	Variable equity compensation delivered through three vehicles: - Service-based RSUs with a three-year vesting period; - Financial-Based PSUs with a one-year performance period based on the achievement of pre-established revenue, gross profit margin and adjusted EBITDA targets and subsequent three-year vesting period; and - Stock Price PSUs to be earned based on the 30-calendar day volume-weighted average Company stock price ("VWAP") at the end of the three-year vesting period.
Expatriate and other executive benefits	Allows us to remain competitive with peer and market practices and to attract and retain key personnel on expatriate assignment by minimizing adverse financial impacts associated with such assignments.	Benefits for qualified executives include housing allowances, relocation and repatriation allowances, insurance premiums, reimbursement for the use of a car, home leave flights, tax equalization payments and tax advisory services.

Our executives also participate in a health and welfare benefits package that is generally available to all of our employees and are each party to an employment agreement that provides for limited post-employment and change in control payments and benefits.

Sources of Market Data

For purposes of comparing our executive compensation against the competitive market, the Compensation Committee reviews and considers the compensation levels and practices of a group of comparable technology companies. The companies in this compensation peer group were selected on the basis of their similarity to us in size, industry focus and being based in the U.S. We focused on U.S.-based companies because our highest- ranking executives are U.S. expatriates who have opportunities to work with U.S.-based technology companies.

Compensia provided the Compensation Committee with an analysis of the prior compensation peers with a recommendation of three companies to exclude based on the companies being acquired or being outside the financial ranges noted below. Compensia also provided three potential additions based on the selection criteria noted below. The Compensation Committee reviewed the proposed changes to our compensation peer group and approved the final group to be used for this year's analysis. The companies in this compensation peer group were selected on the basis of their similarity to us, based on the following criteria:

- Industry — semiconductors; semiconductor equipment and electronic equipment & instruments;

- Company type — Public companies primarily headquartered in the U.S. and traded on a major U.S. stock exchange;

- Similar revenue size — 0.4x – 2.5x Magnachip's then-current revenue of $214 million ($85 million to $535 million);

- Market capitalization — 0.25x – 4.0x Magnachip's then-current market cap of $176 million ($44 million to $704 million);

- Executive positions similar in breadth, complexity and/or scope of responsibility; and

- Competitors for executive talent.

The Compensation Committee approved the use of market data from the following group of peer companies, which was reviewed and approved in November 2024 for our 2025 executive compensation market assessment:

ACM Research	inTEST
Alpha and Omega Semiconductor	Luna Innovations
Amtech Systems	Napco Security Technologies
AXT	Navitas Semiconductor
CEVA	nLIGHT
Cohu	Ouster
Evolv Technologies Holdings	PowerFleet
FARO Technologies	SkyWater Technology
Ichor Holdings	Vishay Precision Group
indie Semiconductor	

The Compensation Committee reviews and updates the peer group periodically to ensure that the peer group companies satisfy our selection criteria. As a result of the review of the 2024 peer group, the following updates were made to establish the 2025 peer group:

- Impinj was removed due to market cap positioned above the selection criteria range; Veeco Instruments, and Photronics were removed due to both revenue and market cap. positioned above the selection criteria range; and

- AXT, Evolv Technologies Holdings, Luna Innovations, Navitas Semiconductor, Ouster, and PowerFleet were added based on the selection criteria.

The Compensation Committee seeks to establish a total compensation package for our named executive officers that is competitive with the compensation for similarly situated executives in this compensation peer group, while also considering each executive's experience and performance. Accordingly, the Compensation Committee used the market data from this peer group as a reference point in its 2024 executive compensation process.

Elements of Compensation and Weighting

The Compensation Committee does not apply a formula or assign relative weight in apportioning compensation among the various elements used. Instead, it makes a subjective determination after considering all information collectively for each element of compensation.

Annual Base Salary

The Compensation Committee seeks to set the base salaries of our named executive officers at competitive levels as compared to similarly situated executives in our select peer group, but also takes into account the named executive officer's experience, skill set and the value of that skill set and performance. The Compensation Committee makes a subjective decision regarding any changes in base salary based on these factors and the data from our select peer group. The Compensation Committee does not systematically assign weights to any of the factors it considers, and may, in its discretion, ignore any factors or deem any one factor to have greater importance for a particular executive officer. In 2025, the Compensation Committee increased the annual base salary of our CFO by 2.86%, from $350,000 to $360,000, effective as of April 1, 2025, to better align our CFO's compensation with the market. In light of the prevailing business environment, the annual base salaries of our other named executive officers remained the same without an increase in 2025. For more details, please refer to the footnotes below.

Named Executive Officer	2025 Base Salary(1)
Camillo Martino	$ 208,335 (2)
Young-Joon Kim	$ 302,024 (3)
Shinyoung Park	$ 329,958 (4)
Seunghoon Lee	$ 229,291 (5)
Theodore Kim	$ 281,693 (6)

(1) The discrepancy between the amounts in this table and the contractually agreed amounts for each named executive officer is attributable to fluctuations in the exchange rate.

(2) Mr. Martino did not receive an annual base salary. This represents compensation paid to Mr. Martino as a monthly fee in his capacity as Interim CEO pursuant to the Martino Consulting Agreement (as defined in the section below entitled "Potential Payments Upon Termination or Change in Control—Interim CEO Agreement).

(3) Effective as of April 2025, Mr. Young-Joon Kim volunteered to reduce his annual base salary by 20% (the "CEO Salary Reduction"). The CEO Salary Reduction was to remain in effect until such time as the "operating income" line on the consolidated financial statements of the Company is greater than zero for any two consecutive fiscal quarters. Upon achieving such result, Mr. Young-Joon Kim's annual base salary would have returned to the amount immediately prior to the reduction (the "CEO Original Base Salary"), effective as of the first day of the fiscal quarter immediately following such two consecutive fiscal quarters. Upon the occurrence of a change in control (regardless of whether accompanied by termination), Mr. Young-Joon Kim's annual base salary would have immediately return to the CEO Original Base Salary. Furthermore, the CEO Original Base Salary would have been used for the calculation of (a) any statutory severance or pension benefits that Mr. Young-Joon Kim's may have been entitled to receive, (b) cash severance payments that he may have been entitled to receive pursuant to his employment agreement and (c) the annual cash bonus, if any. However, Mr. Young-Joon Kim resigned in August 2025, and accordingly, the CEO Salary Reduction is no longer applicable. Following his resignation, he is entitled only to the compensation provided pursuant to his separation agreement. For a description of the material terms of Mr. Young-Joon Kim's separation agreement, please refer to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2025.

(4) Ms. Park's annual base salary was increased from $350,000 to $360,000, effective as of April 1, 2025. At the same time, she volunteered to reduce her annual base salary by 10% (the "CFO Salary Reduction"). The CFO Salary Reduction will remain in effect until such time as the "operating income" line on the consolidated financial statements of the Company is greater than zero for any two consecutive fiscal quarters. Upon achieving such result, our CFO's annual base salary will return to the amount immediately prior to the reduction (the "CFO Original Base Salary"), effective as of the first day of the fiscal quarter immediately following such two consecutive fiscal quarters. Upon the occurrence of a change in control (regardless of whether accompanied by termination), our CFO's annual base salary will immediately return to the CFO Original Base Salary. Furthermore, the CFO Original Base Salary will be used for the calculation of (a) any statutory severance or pension benefits that our CFO may be entitled to receive, (b) cash severance payments that she may be entitled to receive pursuant to her employment agreement and (c) the annual cash bonus, if any.

(5) Mr. Lee volunteered to reduce his monthly base salary by 5% for a six-month period from October 1, 2025 to March 31, 2026. During this period, all allowances calculated based on the monthly base salary were determined using the pre-reduction amount, and the renumeration used for calculating statutory severance pay and severance bonuses was based on the pre-reduction salary.

(6) Mr. Theodore Kim departed in October 2025. Following his resignation, he is entitled only to the compensation provided pursuant to his separation agreement. For a description of the material terms of Mr. Kim's separation agreement, please refer to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on September 9, 2025.

Short-Term Cash Incentives

We have been providing short-term cash incentive opportunities to encourage our named executive officers to achieve certain short-term corporate performance goals. The employment agreement that each of our named executive officers (except Interim CEO) has entered into includes a target bonus amount, which is expressed as a percentage of base salary. In 2025, there were no changes in the target bonus amounts, as expressed as a percentage of base salary.

The Compensation Committee typically makes annual determinations regarding short-term cash incentive compensation based on various performance-related factors, including our annual operating plan, which is generally adopted in the December preceding each fiscal year. The Compensation Committee also considers for each year the cash bonus payout percentage earned by our non-executive employees pursuant to the terms of the collective bargaining agreement entered into by our Korean operating subsidiary, Magnachip Semiconductor, Ltd. ("MSK"), which agreement provides that the annual cash bonus budget for all non-executive employees shall be 10% of MSK's operating income for each applicable year. The Compensation Committee's annual determination regarding short-term cash incentive compensation for our executives, including our named executive officers, is conducted generally with a view toward applying a payout percentage (applicable to the target bonus amount) to our executives that is similar to, or commensurate with, that determined under the applicable collective bargaining agreement.

For 2025, the Compensation Committee determined that the payout percentage of short-term cash incentive compensation for our executives would be 0%, as the Company did not meet the threshold financial performance.

Target bonus as a percentage of base salary, the target bonus amount and the actual amount of 2025 bonus award for each of our named executive officers are set forth below.

Named Executive Officer	Target Bonus (% of Base Salary)(2)	Target Bonus Amount		Actual Amount
Camillo Martino(1)	—		—	—
Young-Joon Kim	100%	$	560,100	0
Shinyoung Park	75%	$	270,000	0
Seunghoon Lee	50%	$	116,068	0
Theodore Kim	75%	$	262,500	0

(1) Mr. Martino was not an executive at the time and therefore was not eligible for the target bonus.

(2) Target bonus percentages of base salary remained the same as compared to the prior year. The target annual cash bonus for each executive was determined based on such executive's annual base salary, provided that, in the case of executives who voluntarily reduced their base salary, the calculation was based on the annual base salary in effect immediately prior to such reduction.

Long-Term Equity Incentives

Equity awards are not tied to base salary or cash incentive amounts and constitute lesser or greater proportions of total compensation for each executive depending on market practices and the Compensation Committee's determination of target grant values. The Compensation Committee, relying on the professional and market experience of our Compensation Committee members, as well as information provided by our compensation consultant, generally seeks to set equity awards at competitive levels based on both U.S. and Korean market practices and taking into account our equity plan share pool and projected dilution of our shares outstanding. The Compensation Committee does not target a specific percentile within our peer group with respect to equity-based compensation.

Consistent with the Compensation Committee's desire to provide compensation that is largely "at risk" while still competitive with our peers with whom we compete for talent, our equity compensation program for our named executive officers includes PSUs each year along with RSUs. The Compensation Committee believes that the inclusion of PSUs in our executive compensation program is consistent with, explicitly linked to, and supports our strategic objective of enhancing stockholder value.

The general terms of the equity awards contemplated by our 2025 executive compensation program are summarized in the table below.

Service-Based RSUs	Financial PSUs	Stock Price PSUs
• Vest over three years in three equal annual installments, subject to the executive's continued employment through each applicable vesting date.	• Annual grants with one-year performance period. • Vesting is based on (i) the achievement of financial goals that measure our performance against our business strategy, with specific performance targets established by the Compensation Committee annually, and (ii) satisfaction of the Continued Service Condition through each applicable date in the following vesting schedule: 1/3 of Vestable Units on the Certification Date[1]; 1/3 of Vestable Units on December 31, 2026; and 1/3 of Vestable Units on December 31, 2027. • For 2025, performance goals were based on revenue (1/3 weighting), gross profit margin (1/3 weighting) and Adjusted EBITDA (1/3 weighting)[2].	• Stock Price PSUs to be earned based on stock price performance at the end of the three-year performance period ending on January 31, 2028. • Stock price achievement prior to the end of the performance period does not count for achieving the goal (except in the case of a change in control; see the section below entitled "Potential Payments Upon Termination or Change in Control" for details). • Stock price performance is determined at the end of the performance period based on the trailing 30-calendar day VWAP: • $14.14 is the only defined performance level and upon achieving such price the payout percentage will be 100% vesting.

(1) On February 25, 2026, Compensation Committee certified that 0% of 2025 Financial PSUs were eligible to vest.

(2) "Adjusted EBITDA" means EBITDA (as defined below) adjusted to exclude (i) equity-based compensation expense, (ii) foreign currency loss (gain), net, (iii) derivative valuation loss (gain), net, and (iv) various non-recurring expense (income), net. "EBITDA" is defined as the Company's net income (loss) before interest income, interest expense, income tax expense, and depreciation and amortization. For 2025, it was determined that the Adjusted EBITDA condition would be based solely on the Adjusted EBITDA results for the fourth quarter of 2025.

The terms and conditions of the Stock Price PSUs were adopted beginning with the Company's 2024 annual equity grants based on discussions with certain significant shareholders, who expressed the desire for better alignment between our named executive officers and shareholders and believed that PSUs that vest based on achieving stock price targets were the best way to achieve that goal. The initial stock price target of $14.14 is significantly higher than the stock price at the time of grant and will require execution of our business strategy in order to be earned, with the other two stock price targets of $21.21 and $28.28 requiring 50% and 100% additional stock price appreciation).

In July 2025, upon a determination by the Compensation Committee and with the agreement of the applicable grantees, the $28.28 stock price target (which corresponded to 300% vesting) applicable to the 2024 Stock Price PSU awards was eliminated, and only two performance thresholds—$14.14 (100% vesting) and $21.21 (200% vesting)—remain in effect for such awards.

For the Stock Price PSU awards granted in 2025, $14.14 was the sole performance threshold, and achievement of such stock price would result in a 100% payout.

The stock price in all cases is measured based on the trailing 30-calendar day average at the end of the three-year performance period, and achievement prior to that time is not recognized, so that the Stock Price PSUs have a full three-year performance period (absent a change in control).

The below tables summarize the RSUs, Stock Price PSUs and Financial PSUs granted to each of the named executive officers in 2025. No other equity awards were granted, such as TSR PSUs, to our named executive officers in 2025.

			RSUs	
Name	Grant Date	FV of Grant Date	RSUs Granted (#)	Aggregate fair value of grant date ($)
Camillo Martino	7/1/2025	$ 4.07	53,247	216,715
	10/1/2025	$ 3.17	105,484	334,384
Young-Joon Kim	6/1/2025	$ 3.61	164,269	593,011
Shinyoung Park	6/1/2025	$ 3.61	110,210	397,858
Seunghoon Lee	8/15/2025	$ 2.93	30,750	90,098

			Stock Price PSUs	
Name	Grant Date	FV of Grant Date ($)	Target Shares (#)	Aggregate fair value of grant date ($)
Young-Joon Kim	06/01/2025	$ 3.61	164,269	593,011
Shinyoung Park	06/01/2025	$ 3.61	55,104	198,925
Seunghoon Lee	08/15/2025	$ 2.93	15,375	45,049

				Financial PSUs (1)		
Name	**Grant Date**	**FV of Grant Date ($) (at Target)**		**Threshold Shares (#)**	**Target Shares (#)**	**Aggregate fair value (at Target) of grant date ($)**
Young-Joon Kim..	6/1/2025	$	3.61	82,135	164,269	593,011
Shinyoung Park	6/1/2025	$	3.61	27,552	55,104	198,925
Seunghoon Lee...	8/15/2025	$	2.93	7,688	15,375	45,049

(1) The Target (100%) level is the maximum performance goal for 2025 Financial PSUs and thus there is no additional payout beyond this level.

The performance results for 2025 Financial PSUs were certified by the Compensation Committee of the Board of Directors of the Company on February 25, 2026.

Vesting of the Financial PSUs are based on the actual level of achievement for three corporate financial performance metrics—revenue, gross profit margin and Adjusted EBITDA. Achievement at or above the target level of achievement for each performance goal would result in a maximum payout of 100% of the portion of the named executive officer's target level award attributable to that performance goal, while achievement below the threshold level of achievement for each performance goal would result in no payout for the portion of the named executive officer's target level award attributable to that performance goal.

In February 2026, the Compensation Committee determined that the 2025 Financial PSUs were to be forfeited, as the Company did not achieve the threshold level of achievement for any of the three performance goals. As a result, Financial PSUs granted in 2025 covering the following number of shares of our Common Stock were forfeited by our named executive officers: Mr. Young-Joon Kim 164,269; Ms. Park 55,104; and Mr. Lee 15,375.

The applicable goals and weighting, and the level of achievement for the Financial PSUs granted in 2025 are as follows:

Performance Metrics	**Goal Weighting**	**Threshold**		**Target**		**2025 Achievement**		**Vesting Ratio by Category**	**Weighed Vesting Ratio**
Revenue (in millions)...	33.33%	$	196.4	$	202.5	$	178.9	0.0%	0.0%
Gross Profit Margin (as % of revenue)......	33.33%		20.0%		20.5%		17.6%	0.0%	0.0%
Adjusted EBITDA (in millions)[1].................	33.33%	$	0.0	$	1.1	$	(8.9)	0.0%	0.0%
									0.0%

(1) For 2025, it was determined that the Adjusted EBITDA condition would be based solely on the Adjusted EBITDA results for the fourth quarter of 2025.

The performance metric of the TSR PSUs granted in 2023 (the "2023 TSR PSUs") is the three-year TSR relative to the S&P Semiconductor Index. In structuring the relative TSR calculation and selecting the index, the Compensation Committee wanted to compare our stock price performance to that of a large, steady-state sampling of semiconductor companies on a basis designed to eliminate any short-term aberrations in stock price at the start or at the end of the performance period. The TSR payout percentage is represented by three performance levels: "Threshold," "Target," and "Maximum," and the maximum payout is 150% of target for achieving 75th percentile or better.

As of December 31, 2025, the performance period applicable to the 2023 TSR PSUs ended. In March 2026, based on such performance metric, the Compensation Committee determined that the vesting percentage of the 2023 TSR PSUs to be 0%, as the Company recorded a TSR of -71.73% for the performance period, placing it at the 5th percentile within the S&P Semiconductor Index, which was below the achievement threshold of the 35th percentile. As a result, TSR PSUs covering the following number of shares of our Common Stock were forfeited by our named executive officers: Mr. Young-Joon Kim—57,092; Ms. Park—11,257; Mr. Lee—5,250; and Mr. Theodore Kim—12,195.

As of the date hereof, no Stock Price PSUs have vested.

Health and Welfare Benefits

Our named executive officers are eligible to participate in our employee benefit plans that are generally provided to all full-time employees, and on the same basis as all of our full-time employees in the country in which they are resident. For Messrs. YJ Kim and T. Kim, these benefits included individual health insurance (medical, dental and vision).

Perquisites and Other Benefits

We provide the named executive officers with perquisites and other benefits, including expatriate benefits, which the Compensation Committee believes are reasonable and consistent with our overall compensation program to better enable us to attract and retain superior employees for key positions. Generally, perquisites are determined based upon what the Compensation Committee considers to be customary perquisites offered by our select peer group and are not based upon a median cost for specific perquisites or for the perquisites in aggregate. The Compensation Committee determines the level and types of expatriate benefits for the named executive officers based on local market surveys taken by our human resources group. These surveys are not limited to our select peer group, but include a broad range of companies based outside of Korea but with significant operations in Korea. Attributed costs of the personal benefits for the named executive officers are set forth in the Summary Compensation Table below. Consistent with the industry practice of hiring key expatriate executives and relocating such executives to a foreign country, like Korea, the provision of expatriate benefits to key expatriate executives allows us to retain key personnel on expatriate assignments and minimize any financial impacts associated with such assignments.

Mr. YJ Kim and Mr. T. Kim were expatriates during 2025 and received expatriate benefits commensurate with market practice in Korea. The Compensation Committee determined the appropriate benefits for each expatriate in accordance with internal policies approved by our Board from time to time, which generally included housing allowances, relocation and repatriation allowances, insurance premiums (including, in addition to health and welfare benefits described above, group personal accident and business travel insurance), reimbursement for the use of a car, home leave flights, tax equalization payments and tax advisory services.

Employment Agreements and Post-Employment Severance Benefits

Each of our named executive officers is or was a party to an employment agreement or executive service agreement that, except in the case of our Interim Chief Executive Officer, provides for certain payments upon termination of the executive's employment and/or a change in control of the Company and that is intended to align the interests of the executive and stockholders if a transaction were to occur. Please see the section below entitled "Potential Payments Upon Termination or Change in Control" for further discussion of those benefits. We believe that the use of severance arrangements appropriately mitigates some of the risk that exists for executives working in our highly competitive industry and allows the executives to focus on our business objectives.

Pursuant to the Employee Retirement Benefit Security Act, certain executive officers residing in Korea with one or more years of service are entitled to severance benefits upon the termination of their employment for any reason. For purposes of this section, we call this benefit "statutory severance." The base statutory severance is approximately one month of base salary per year of service. Each of our named executive officers accrued statutory severance in 2025.

Compensation Recovery Policy

In November 2023, the Company adopted a new Compensation Recovery Policy in accordance with the NYSE listing rules. The Compensation Recovery Policy applies to all incentive-based compensation, which is any compensation provided, directly or indirectly, by the Company that is granted, earned or vested based, in whole or in part, upon the attainment of financial reporting measures, received by executive officers, including our named executive officers.

The Compensation Recovery Policy applies in the case of a financial restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required restatement to correct an error in previously-issued financial statements that is material to the previously-issued financial statements or what would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period. The Compensation Recovery Policy provides that promptly following such a financial restatement, the Company will determine the amount of the erroneously awarded compensation, which is the excess of the amount of incentive-based compensation received by current and former executive officers during the three completed fiscal years immediately preceding the required restatement date over the amount of incentive-based compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid. The Compensation Recovery Policy also provides for discretionary recovery of erroneously-earned incentive-based compensation from all other employees, as well as discretionary recovery from executive officers and other employees of all incentive-based compensation and (in the case of intentional or willful misconduct) any other equity-based compensation in the event such executive officer's or other employee's act or omission contributed to the circumstances of such financial restatement. The Compensation Committee is responsible for determining the method to recover erroneously awarded compensation.

Anti-Hedging and Pledging Policy

The Company has adopted the Securities Trading Policy, which applies to all of the directors, officers and employees of the Company, to describe the standards concerning the handling of non-public information relating to the Company and the buying and selling of securities of the Company. The policy prohibits engaging in pledging, short sales and buying or selling puts, calls, options or other derivatives in respect of securities of the Company. The policy also strongly discourages speculative hedging transactions where even long-term hedging transactions that are designed to protect an individual's investment in Company securities (i.e., the hedge must be for at least twelve (12) months and relate to stock or options held by the individual) are only permitted after being pre-cleared with the Chairman of the Board and the Company's General Counsel.

Equity Award Grant Policy

The Company has adopted an Equity Award Grant Policy. The policy provides that equity awards made in connection with the hiring of a new employee or the promotion of an existing employee will generally be made on a bi-monthly basis, and that, unless the Board, the Compensation Committee, or its delegate determines otherwise, will be effective on the earlier of the 1st or the 15th day of the month during which such grant is approved, or the month immediately following the date on which such grant is approved, as appropriate. In addition, new hire grants will generally become effective at least fourteen days after the date on which an employee's employment begins. Annual and other equity awards to continuing employees, if made, will generally be made at a meeting of the Board or the Compensation Committee, or its delegate established in advance, and will generally become effective on the earlier of the 1st or the 15th day of the month during which such grant is approved, or of the month immediately following the date on which such grant is approved, as appropriate.

Equity awards denominated in a number of shares will be priced in accordance with the terms of the Company's Amended and Restated 2020 Equity and Incentive Compensation Plan. If a grant of restricted stock or RSUs is denominated in dollars, the number of shares of restricted stock or RSUs subject to such grant will be calculated by dividing the dollar value of the approved award by the volume-weighted average closing market price on the NYSE (or such other market on which the Company's stock is then principally listed) of one share of the Company's stock over the trailing 30-day period ending on the last day immediately prior to the grant date.

Equity Grant Timing

During 2025, our Board and Compensation Committee did not take into account any material nonpublic information when determining the timing and terms of equity incentive awards, and we did not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation. During 2025, we did not grant stock options to any of our named executive officers during any period beginning four business days before and ending one business day after the filing or furnishing of a Form 10-K, 10-Q or 8-K that discloses material nonpublic information.

Stock Ownership Guidelines

The Company maintains a Stock Ownership Policy (the "Stock Ownership Policy") that is applicable to our non-employee directors and executive officers. The Stock Ownership Policy requires that:

- The Chairman of the Board hold equity in the Company with a value equal to the lesser of (i) three times his or her then current annual Board and Chairman cash retainer and (ii) three times his or her initial annual Board and Chairman cash retainer paid at the time he or she became subject to the Stock Ownership Policy as the Chairman of the Board;

- Non-employee directors hold equity in the Company with a value equal to the lesser of (i) three times the non-employee director's annual Board cash retainer and (ii) three times his or her initial annual Board cash retainer paid at the time he or she became subject to the Stock Ownership Policy as a director of the Company;

- The Chief Executive Officer owns equity in the Company equal to the lesser of (i) five times his or her then current annual base salary and (ii) five times his or her annual base salary paid at the time he or she became subject to the Stock Ownership Policy as the Chief Executive Officer of the Company; and

- All other covered executives own equity in the Company equal to the lesser of (i) two times his or her annual base salary and (ii) two times his or her annual base salary as of the date such individual's entered into their role that made them subject to the Stock Ownership Policy.

Under the Stock Ownership Policy, shares of our Common Stock directly owned by covered executives and directors, vested but not settled RSUs, 50% of any vested unexercised options, shares owned jointly with a spouse and shares of our Common Stock held in a trust established by a covered executive or director for the benefit of the such covered executive or director and/or family members will all count towards satisfying the minimum equity ownership requirement of the Stock Ownership Policy.

The Stock Ownership Policy provides that an individual subject to the policy is required to be in compliance with the minimum equity ownership requirement by the later of the five-year anniversary of the implementation date of the Stock Ownership Policy and the five-year anniversary of such individual's entrance into their role that made them subject to the Stock Ownership Policy. All applicable non-employee directors and executive officers of the Company met the ownership guidelines based on the trailing 90-day average stock price as of December 31, 2025.

In addition to equity award grants received from the Company, our non-employee directors and executive officers have from time to time purchased shares of the Company's Common Stock in the open market, exhibiting their intent to be better aligned with the interests of our shareholders. The following table shows the purchases of shares of the Company's Common Stock by our non-employee directors and named executive officers in 2025:

Name	Total Number of Shares Purchased
Ilbok Lee (1)	20,000
Gilbert Nathan (2)	20,000
Camillo Martino (3)	50,000
Shinyoung Park (4)	10,000

(1) Dr. Lee purchased 20,000 shares on March 14, 2025.
(2) Mr. Nathan purchased 20,000 shares on March 13, 2025.
(3) Mr. Martino purchased 20,000 shares on March 13, 2025 and 30,000 shares on August 22, 2025.
(4) Ms. Park purchased 10,000 shares on August 25, 2025.

Accounting Considerations

The Compensation Committee considers the accounting impact of equity awards when designing compensation plans and arrangements for our executive officers and other employees. Chief among these is Financial Accounting Standards Board Accounting Standards Codification Topic 718 ("ASC 718"), the standard which governs the accounting treatment of stock-based compensation awards. However, accounting cost is just one factor considered when designing such compensation plans and arrangements for our executive officers and other employees.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis as set forth above under "Compensation Discussion and Analysis" with our management and, based on such review and discussion, has recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

The foregoing report was submitted by the Compensation Committee and shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulation 14A promulgated by the SEC or Section 18 of the Exchange Act and shall not be incorporated by reference in any of our other filings under the Securities Act or Exchange Act except to the extent we specifically incorporate this report therein.

Members of the Compensation Committee:

Kyo-Hwa (Liz) Chung, Chair
Cristiano Amoruso
Gilbert Nathan

Summary Compensation Table

Name and Principal Position	Year	Salary ($) (1)	Bonus ($) (2)	Option Awards ($)	Stock Awards ($) (3)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-qualified Deferred Compensation Earnings ($) (4)	All Other Compensation ($)	Total ($)
Camillo Martino (5) Chairman and Interim Chief Executive Officer	2025	347,085	—	—	551,100	—	—	32,000 (6)	930,185
Young-Joon Kim Former Chief Executive Officer	2025	302,024	—	—	1,779,033	—	8,053	1,420,869 (7)	3,509,979
	2024	561,700	—	—	2,012,000	—	92,913	407,682	3,074,295
	2023	502,819	1,011	—	3,885,901	—	35,335	1,486,477	5,911,543
Shinyoung Park Chief Financial Officer	2025	329,958	—	—	795,709	—	36,502	25,171 (8)	1,187,340
	2024	344,202	—	—	754,500	—	59,426	20,628	1,178,756
	2023	284,497	1,011	—	860,636	—	23,313	58,541	1,227,998
Seunghoon Lee (9) Chief of Manufacturing and Chief Safety Officer	2025	229,291	—	—	180,195	—	8,945	14,396 (10)	432,827
Theodore Kim Former Chief Compliance Officer, Executive Vice President, General Counsel and Secretary	2025	281,693	—	—	—	—	17,177	466,316 (11)	765,186
	2024	351,000	—	—	754,500	—	56,994	198,726	1,361,220
	2023	349,118	1,011	—	1,356,811	—	22,238	532,438	2,261,616

Note: A monthly average exchange rate was used to convert amounts in the above table that were originally paid in Korean won.

(1) The discrepancy between the amounts in the above table and the contractually agreed amounts for each named executive officer is attributable to fluctuations in the exchange rate. In addition, the former CEO's annual base salary was subject to a 20% reduction as of April 1, 2025, and the CFO's annual base salary was increased from $350,000 to $360,000 as of April 1, 2025, while a 10% reduction was applied at the same time. Mr. Lee's annual base salary was subject to a 5% reduction as of October 1, 2025.

(2) No annual cash bonus was granted to any of our named executive officers in 2025.

(3) The amount reported represents the aggregate grant date fair value of RSUs, Financial PSUs and Stock Price PSUs granted to our named executive officers in 2025, determined in accordance with FASB ASC 718. Such grant date fair value does not take into account any estimated forfeitures. The amount reported in this column reflects the accounting cost for these RSUs, Financial PSUs and Stock Price PSUs and does not correspond to the actual economic value that may be received by the applicable NEO upon the vesting/settlement of the awards or any sale of the underlying shares of Common Stock. In the case of Mr. Martino, he received a grant of RSUs in his capacity as Interim CEO, and did not receive any equity award in 2025 in connection with his services as a non-employee director. Financial PSUs and Stock Price PSUs are reported based on the performance level associated with a 100% vesting. Assuming the maximum level of performance is achieved, the aggregate grant date fair value of the 2025 Financial PSUs and 2025 Stock Price PSUs would be approximately $1,186,022 for Mr. Young-Joon Kim ("YJ Kim"), $397,851 for Ms. Park, and $90,098 for Mr. Lee. Vesting percentage for the 2023 TSR PSUs and 2025 Financial PSUs was determined by the Compensation Committee on February 25, 2026, and as a result of actual performance over the performance period, these awards were forfeited in their entirety. See the section subtitled "Compensation Discussion and Analysis—Long-Term Equity Incentives" for further information.

(4) Consists of statutory severance accrued for the years ended December 31, 2025. However, in the case of Mr. YJ Kim and Mr. Theodore Kim ("T. Kim"), the value up to the separation date in 2025 is reflected. That is, the value for Mr. YJ Kim is reflected up to August 11, 2025, and the value for Mr. T. Kim is reflected up to October 21, 2025. See the section below subtitled "Pension Benefits for the Fiscal Year Ended December 31, 2025" for a description of the statutory severance benefit.

(5) Mr. Martino's 2025 salary represents (i) $138,750 received for his service as a non-employee director prior to becoming Interim CEO and (ii) $208,335 received in connection with his service as Interim CEO thereafter. Mr. Martino was not a named executive officer in 2023 or 2024.

(6) Prior to his appointment as Interim CEO, Mr. Martino, acting in his capacity as the Chairman of the Board, received additional service fees for his visits to the Korean operating subsidiary of the Company for meetings and full-day working sessions outside of regular in-person Board meetings. These fees, which consist of per visit Board services fees ($20,000) and per diem Board services fees ($12,000), were paid pursuant to the Company's Non-Employee Director Compensation Policy and authorized by a resolution of the Board.

(7) Consists of the following personal benefits paid to Mr. Young-Joon Kim for 2025: (a) $139,197 for Mr. YJ Kim's housing lease; (b) $3,744 for reimbursement of tuition expenses for Mr. YJ Kim's child; (c) $79,661 for health insurance premiums; (d) $6,903 for accident insurance and business travel insurance premiums; (e) $26,952 for annual cash special allowance (the amount reported in this table differs from the $27,000 contractual annual cash special allowance due to fluctuation in the exchange rate between U.S. dollars and Korean won during the year); (f) $10,859 for car and driver expense (including personal use of a car service provided by the Company); (g) $42,858 for tax consulting expense; (h) $17,706 for living expense; (i) $197 for meal allowance; (j) -$124,456 of reimbursement (payable by Mr. YJ Kim to the Company) of the difference between the actual U.S. tax Mr. YJ Kim paid (taking into account the use of foreign tax credit carryover) and the applicable hypothetical tax calculated for fiscal year 2025; (k) $70,363 for reimbursement of Korean taxes paid in fiscal year 2024; (l) $1,120,200 for severance payments pursuant to the YJ Kim's separation agreement dated as of August 11, 2025; (m) $24,702 for moving expense; (n) $1,039 for fitness allowance; and (o) $944 for commuting allowance, patent filing allowance, welfare points and similar benefits.

(8) Consists of the following personal benefits paid to Ms. Park for 2025: (a) $17,628 for health insurance premiums; (b) $2,900 for personal use of a car service provided by the Company; (c) $1,039 for annual health examination for spouse; (d) $1,039 for fitness allowance; (e) $405 for meal allowance; and (f) $2,160 for medical expense support, commuting allowance, welfare points and similar benefits.

(9) Mr. Lee was not a named executive officer in 2023 or 2024.

(10) Consists of the following personal benefits paid to Mr. Lee for 2025: (a) $7,409 for health insurance premiums; (b) $3,816 for personal use of a car service provided by the Company; (c) $1,242 for annual health examination for spouse; (d) $1,071 for fitness allowance; and (e) $858 for medical expense support, welfare points and similar benefits.

(11) Consists of the following personal benefits paid to Mr. T. Kim for 2025: (a) $81,457 for housing lease; (b) $23,304 for home leave flights; (c) $58,526 for health insurance premiums; (d) $1,682 for accident insurance and business travel insurance premiums; (e) $7,735 for reimbursement of tuition expense for Mr. T. Kim's child; (f) $3,000 for car expense (including personal use of a car service provided by the Company); (g) $26,741 for tax consulting expense; (h) $7,979 for living expense; (i) $363 for meal allowance; (j) -$137,066 of reimbursement (payable by Mr. T. Kim to the Company) of the difference between the actual U.S. tax Mr. T. Kim paid (taking into account the use of foreign tax credit carryover) and the applicable hypothetical tax calculated for fiscal year 2024; (k) $37,223 for reimbursement of Korean taxes paid in fiscal year 2024; (l) $350,000 for the severance payments pursuant to the T. Kim's separation agreement dated September 9, 2025; (m) $2,129 for fitness allowance; (n) $1,078 for annual health examination for spouse; and (o) $2,165 for medical expense support, commuting allowance, welfare points and similar benefits.

Grants of Plan-Based Awards Table for Fiscal Year 2025

The following table sets forth information regarding grants of plan-based awards made to our named executive officers during 2025. The vesting schedule applicable to each award is set forth in the "Outstanding Equity Awards as of Fiscal Year End 2025" table. See the section subtitled "Compensation Discussion and Analysis—Long-Term Equity Incentives" for further information regarding grants made to our named executive officers during 2025.

| Name | Grant Date | Estimated Future Payouts Under Equity Incentive Plan Awards (#) | | All Other Stock Awards: Number of Shares of Stock or Units (#)(1) | Grant Date Fair Value of Stock and Option Awards ($)(2) |
		Threshold	Target		
Camillo Martino	7/1/2025	—	—	53,247	216,715
	10/1/2025	—	—	105,484	334,384
Young-Joon Kim	6/1/2025	—	—	164,269	593,011
	6/1/2025(3)	82,135	164,269	—	593,011
	6/1/2025(4)	—	164,269	—	593,011
Shinyoung Park	6/1/2025	—	—	110,210	397,858
	6/1/2025(3)	27,552	55,104	—	198,925
	6/1/2025(4)	—	55,104	—	198,925
Seunghoon Lee	8/15/2025	—	—	30,750	90,098
	8/15/2025(3)	7,688	15,375	—	45,049
	8/15/2025(4)	—	15,375	—	45,049

(1) Represents the RSUs granted during fiscal year 2025 to our named executive officers. Further information on the RSU awards can be found in the "Compensation Discussion & Analysis" section above.

(2) Represents the grant date fair value of each equity-based award as determined in accordance with FASB ASC 718. For the performance-based equity awards, the amounts are reported at the target performance level based on the probable outcome of the applicable performance conditions.

(3) Represents the Financial PSUs granted during fiscal year 2025 to our named executive officers. The Compensation Committee is required to certify the actual amount earned for each performance goal for the performance period, within 60 days following the end of the performance period. Upon such determination, the 2025 Financial PSU award corresponding to the payout percentage vests, subject to the satisfaction of continuous service through the applicable performance period ("Continued Service Condition"). For these Financial PSUs, target performance represents the maximum number of shares that may be earned, and accordingly, there is no opportunity for payout above target. Further information on the Financial PSUs can be found in the "Compensation Discussion & Analysis" section above.

(4) Represents the Stock Price PSUs granted during fiscal year 2025 to our named executive officers. Vesting of the Stock Price PSUs granted with a three-year performance period ending January 31, 2028 will be based on the Company's stock price performance as measured by the trailing 30-calendar day VWAP ending on and including January 31, 2028, subject to the satisfaction of the Continued Service Condition, with a vesting percentage of 100% based on stock price (to be equal to or greater than $14.14) achievement. The Stock Price PSUs do not provide for a threshold or maximum payout level, and the number of shares that may be earned is fixed at the target amount subject to the stock price achievement. Further information on the Stock Price PSUs can be found in the "Compensation Discussion & Analysis" section above.

Outstanding Equity Awards at Fiscal Year End 2025

The following table sets forth all outstanding equity awards held by our named executive officers as of December 31, 2025. Please see the section below entitled "Potential Payments Upon Termination or Change in Control" for information regarding the impact of certain employment termination scenarios on outstanding equity awards.

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price($)	Option Expiration Date
Camillo Martino	8/8/2016	37,904	—	7.39	8/8/2026
	7/12/2017	11,833	—	10.35	7/12/2027
Young-Joon Kim	3/11/2016	45,305	—	5.53	3/11/2026
Shinyoung Park	3/11/2016	1,500	—	5.53	3/11/2026
Seunghoon Lee	3/11/2016	21,970	—	5.53	3/11/2026
Theodore Kim	3/11/2016	25,870	—	5.53	3/11/2026

Name	Grant Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(2)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3)
Camillo Martino	07/01/2025	53,247 (4)	135,780	—	—
	10/01/2025	105,484 (4)	268,984	—	—
Young-Joon Kim	02/16/2023	—	—	57,092 (7)(9)	145,585
	06/01/2024	—	—	267,000 (9)	680,850
	06/01/2025	—	—	328,538 (8)(9)	837,772
Shinyoung Park	02/16/2023	—	—	11,257 (7)	28,705
	06/01/2024	25,000 (5)	63,750	75,000	191,250
	06/01/2025	73,474 (6)	187,359	110,208 (8)	281,030
Seunghoon Lee	03/23/2023	—	—	5,250 (7)	13,388
	06/01/2024	10,000 (5)	25,500	16,000	40,800
	08/15/2025	20,500 (6)	52,275	30,750 (8)	78,413
Theodore Kim	02/16/2023	—	—	12,195 (7)(10)	31,097
	06/01/2024	—	—	75,000 (10)	191,250

(1) Represents the market value of RSUs based on our closing per share price of $2.55 on December 31, 2025, the last trading day of 2025.

(2) Represents unvested Financial PSUs granted on June 1, 2024 for Mr. Lee, June 1, 2025 for Ms. Park and Mr. YJ Kim, and August 15, 2025 for Mr. Lee, unvested TSR PSUs granted on February 16, 2023 for Ms. Park, Mr. YJ Kim and Mr. T. Kim, and March 23, 2023 for Mr. Lee, unvested Stock Price PSUs granted on June 1, 2024 for Ms. Park, Mr. Lee, Mr. YJ Kim, and Mr. T. Kim, June 1, 2025 for Ms. Park and Mr. YJ Kim, and August 15, 2025 for Mr. Lee at target performance level (i.e., at the performance level associated with a 100% vesting in the case of Stock Price PSUs). The TSR PSUs, which were granted in 2023, vest based on achievement of the TSR performance goal over the 2023-2025 performance period. The Stock Price PSUs, which were granted in 2024 and 2025, vest based on achievement of the Company's stock price performance as measured by the trailing 30-calendar day VWAP ending on and including January 31 of the third year following the grant year. The Stock Price PSUs granted in 2024 are eligible to vest at up to 200% of target based on the VWAP result as of January 31, 2027, while the Stock Price PSUs granted in 2025 do not have a threshold or maximum and are eligible to vest only at 100% of target based on the VWAP result as of January 31, 2028.

(3) Represents the market value of Financial PSUs, TSR PSUs and Stock Price PSUs at target performance level (i.e., at the performance level associated with a 100% vesting) based on our closing per share price of $2.55 on December 31, 2025, the last trading day of 2025.

(4) RSUs vest on the initial vesting date which is the earlier of (i) the first anniversary of the date of grant and (ii) the meeting date of the Company's next succeeding Annual Meeting of Stockholders; provided, however, that for RSUs granted on October 1, 2025, vesting shall occur on August 11, 2026.

(5) RSUs vest over three years in three equal annual installments, subject to executive's continued employment through each applicable vesting date. Represents the third installment, scheduled to vest on December 31, 2026.

(6) RSUs vest over three years in three equal annual installments, subject to executive's continued employment through each applicable vesting date. Represents the second and third installments, scheduled to vest on December 31, 2026 and December 31, 2027, respectively.

(7) On February 25, 2026, the Compensation Committee determined the vesting percentage of the 2023 TSR PSUs to be 0%, as the threshold performance metric for the performance period was not achieved. Accordingly, this award was forfeited in its entirety. See "Compensation Discussion and Analysis—Long-term Equity Incentives" for additional details.

(8) On February 25, 2026, the Compensation Committee determined the vesting percentage of the 2025 Financial PSUs to be 0%, as the threshold performance metric for the performance period was not achieved. Accordingly, this award was forfeited in its entirety. See "Compensation Discussion and Analysis—Long-term Equity Incentives" for additional details.

(9) The number of shares payable upon achievement of the performance goals is subject to further proration based on Mr. YJ Kim's service through his termination date. Accordingly, even at 100% vesting, the maximum number of shares payable is 49,163, 133,500, and 59,321 for the 2023, 2024, and 2025 grants, respectively.

(10) The number of shares payable upon achievement of the performance goals is subject to further proration based on Mr. T. Kim's service through his termination date. Accordingly, even at 100% vesting, the maximum number of shares payable is 11,179 and 41,667 for the 2023 and 2024 grants, respectively.

Option Exercises and Stock Vested

The following table shows information regarding the vesting of stock awards held by our named executive officers in 2025. None of our named executive officers exercised stock options during 2025.

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)(1)(3)	Value Realized on Vesting ($)(2)(3)
Camillo Martino	41,165	158,074
Young-Joon Kim	87,188	233,664
Shinyoung Park	74,244	189,322
Seunghoon Lee	40,084	116,144
Theodore Kim	38,568	116,475

(1) Represents the sum of (i) RSUs that vested on June 15, 2025 for Mr. Martino, August 11, 2025 for Mr. YJ Kim, December 31, 2025 for Ms. Park and Mr. Lee, and October 21 for Mr. T. Kim; and (ii) Financial PSUs that vested on March 1, 2025 and December 31, 2025 for Mr. Lee.

(2) Represents the sum of the value of vested RSUs as of the vesting date, based on our closing per share price on the vesting date.

(3) The share numbers and values set forth in these two columns do not take into account the shares that were withheld from the named executive officers to pay applicable withholding taxes. The below table shows the number of shares, with their values calculated as of the vesting date, that were withheld by the Company in order to pay applicable withholding taxes on behalf of our named executive officers:

| | Stock Awards | |
| | Number of Shares Withheld (#) | Value of Shares Withheld ($) |
Name		
Camillo Martino	—	—
Young-Joon Kim	30,518	81,788
Shinyoung Park	36,332	92,647
Seunghoon Lee	18,928	54,587
Theodore Kim	13,500	40,770

Pension Benefits for the Fiscal Year Ended December 31, 2025

In addition to the severance benefits described above, pursuant to the Employee Retirement Benefit Security Act of Korea, certain executive officers residing in Korea with one or more years of service are entitled to severance benefits upon the termination of their employment for any reason. The base statutory severance accrues at the rate of approximately one month of base salary per year of service and is calculated on a monthly basis based upon the executive's salary for the prior three-month period. Accordingly, if the named executive officer's employment with the Company terminated on the last day of our fiscal year ended December 31, 2025, they would have been entitled to the statutory severance payments described below. The accumulated amounts under the statutory severance scheme are paid in a lump sum upon the executive's separation. Assuming no change in the applicable law, each of these executives will continue to accrue additional statutory severance benefits at the rate described above until his or her service with us terminates.

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)(1)	Payments During the Last Fiscal Year($)
Camillo Martino	Statutory Severance	—	—	—
Young-Joon Kim	Statutory Severance	—	—	575,658
Shinyoung Park	Statutory Severance	7	212,210	—
Seunghoon Lee	Statutory Severance	19	364,137	—
Theodore Kim	Statutory Severance	—	—	341,744

(1) The value reported in this column represents the accumulated amount of the benefit for each executive based on the formula described above of one month of base salary per year of credited service.

Nonqualified Deferred Compensation

We do not maintain any nonqualified deferred compensation plans for our named executive officers.

Potential Payments Upon Termination or Change in Control

Our named executive officers (except Mr. Martino) are or were each party to an employment agreement that provides for post- employment or change in control benefits. The terms "Cause", "Good Reason", "Disability", "Change in Control", and "CIC Qualified Termination" used below have the meanings given to them in the applicable agreement(s), while generally corresponding to these descriptions:

"Cause" for terminating an executive's employment generally refers to material misconduct or wrongful act or omission on the executive's part, including criminal convictions, fraud, embezzlement or misappropriation of funds, breach of fiduciary duty, refusal to fulfill its duties and responsibilities, material policy violations, material contract breaches, substance abuse affecting work, or gross negligence.

"Good Reason" for an executive to resign or terminate their engagement generally refers to specific actions taken by the company without the executive's consent and not cured within a specified period, including: a diminution in the executive's salary or target annual bonus opportunity, the company's material breach of any material agreement with the executive, or relocation of the executive's primary work location by a significant distance from their current location that substantially increases their commute.

"Disability" shall mean a finding by the Company of the executive's incapacitation through any illness, injury, accident or condition of either a physical or psychological nature that has resulted in his inability to perform the essential functions of the executive's position, even with reasonable accommodations, for one hundred eighty (180) calendar days during any period of three hundred sixty-five (365) consecutive calendar days, and such incapacity is expected to continue.

"Change in Control" generally refers to significant changes in company ownership or control, including: (1) when a person or entity acquires more than 50% of the company's voting power or fair market value of securities (with certain exceptions), (2) a transaction resulting in stockholders losing direct or indirect beneficial ownership of more than 50% of the voting power, or (3) the company's complete liquidation or dissolution after stockholder approval. The definition typically excludes acquisitions by existing major shareholders, internal reorganizations, and transactions where the majority of the board remains composed of incumbent directors.

"CIC Qualified Termination" shall mean a termination of the executive's employment either (i) by the Company without Cause or (ii) by the executive's resignation with Good Reason, in each case, occurring either (x) during a period of time when the Company is party to a definitive corporate transaction agreement, the consummation of which would result in a Change in Control or (y) within eighteen (18) months following a Change in Control.

"Non-CIC Qualified Termination" shall mean a termination of the executive's employment either (i) by the Company without Cause or (ii) by the executive for Good Reason, in each case, occurring outside of either (x) the period of time when the Company is party to a definitive corporate transaction agreement, the consummation of which would result in a Change in Control or (y) the eighteen (18) month period following a Change in Control.

Interim CEO Agreement

In September 2025, the Company entered into a Consulting Agreement (the "Martino Consulting Agreement") with Mr. Martino which set forth the principal terms and conditions of his service as Interim Chief Executive Officer ("Interim CEO"), and an Executive Service Agreement (the "Martino Executive Agreement") with the Company's Korean operating subsidiary in connection with his additional responsibilities therein as its representative director (the Martino Consulting Agreement and the Martino Executive Agreement are collectively referred to as the "Interim CEO Agreement").

As an interim executive, Mr. Martino is not eligible for the Company's standard severance arrangements or change in control benefits applicable to other named executive officers. His potential payments upon termination are limited to those specified in his Interim CEO Agreement, which includes:

- Any accrued but unpaid service fees and reimbursements through the date of termination;

- (In case of immediate termination by the Board without prior notice) An amount equal to the fees that would have accrued during the thirty (30) day notice period; and

- Subject to Mr. Martino's continued service to the Company through the consummation of a Change in Control (as defined in the Plan), any unvested equity awards will be subject to accelerated vesting and become fully vested upon the consummation of a Change in Control.

Executive Service Agreements – Ms. Shinyoung Park and Mr. Seunghoon Lee

In February of 2022, the Company entered into an executive service agreement with Ms. Shinyoung Park that superseded her prior offer letter. In October of 2018, the Company entered into similar arrangements with Mr. Seunghoon Lee (the "SH Lee Agreement") that replaced their prior severance agreements and offer letters.

On April 28, 2025, the Company entered into an amended and restated executive service agreement (the "CFO Agreement") with Ms. Park in order to increase her annual base salary and to augment her severance payment upon termination in connection with a change in control of the Company.

The CFO Agreement provides that the Ms. Park will be entitled to severance payments and benefits upon certain qualifying termination of her employment with the Company. In the event that Ms. Park incurs a Non-CIC Qualified Termination, she will be entitled to (i) 12 months of continued base salary (as then in effect or in effect prior to any diminution constituting "good reason") (the "CFO Salary Payment"), (ii) a pro rata bonus based on actual performance (if such termination occurs after June 30 of the year of termination) (together with the CFO Salary Payment, the "CFO Severance Payment"), and (iii) vesting of all equity awards in accordance with the terms of our equity plan and the applicable award agreements.

In the event that Ms. Park incurs a CIC Qualified Termination, then Ms. Park will be entitled to the severance payments described above, provided that the CFO Severance Payment instead will equal one and one-half times her base salary (as then in effect or in effect prior to any diminution implicating "good reason"); and provided further, that if the date of termination occurs after June 30 of the calendar year in which the date of termination occurs, Ms. Park will also receive an amount equal to an additional month of base salary for each month that has passed since July 1 through the date of termination (rounding up for any partial months), which will be payable in a lump sum on the sixtieth (60th) day following the date of termination. Further, Ms. Park will vest in all equity grants in accordance with the terms of our equity plan and the applicable award agreements.

The SH Lee Agreement also provides that the Mr. Lee will be entitled to severance payments and benefits upon certain qualifying terminations of his employment with the Company. In the event that Mr. Lee incurs a Non-CIC Qualified Termination, he will be entitled to (i) 12 months of continued base salary (as then in effect or in effect prior to any diminution constituting "good reason") (the "Lee Salary Payment"), (ii) a pro rata bonus based on actual performance (if such termination occurs after June 30 of the year of termination) (together with the Lee Salary Payment, the "Lee Severance Payment"), and (iii) vesting of all equity awards in accordance with the terms of our equity plan and the applicable award agreements.

In the event that Mr. Lee incurs a CIC Qualified Termination, then Mr. Lee will be entitled to the severance payments described above, provided that the Lee Severance Payment instead will equal one times Mr. Lee's base salary (as then in effect or in effect prior to any diminution implicating "good reason"); and provided further, that if the date of termination occurs after June 30 of the calendar year in which the date of termination occurs, Mr. Lee will also receive an amount equal to an additional month of base salary for each month that has passed since July 1 through the date of termination (rounding up for any partial months), which will be payable in a lump sum on the sixtieth (60th) day following the date of termination. Further, the applicable executive will vest in all equity grants in accordance with the terms of our equity plan and the applicable award agreements.

In addition to the foregoing, certain equity awards held by our named executive officers contain additional terms and conditions relating to terminations or a change in control event.

For the Time-Based RSUs, the following terms apply:

- Upon an involuntary termination of the executive by the Company without Cause or a resignation by the executive for Good Reason, in each case not in connection with a CIC Qualified Termination and prior to settlement of the award, the executive will remain eligible to vest with respect to a pro rata portion of the next tranche of the Time-Based RSUs scheduled to vest; and

- If the executive incurs a CIC Qualified Termination, all unvested Time-Based RSUs shall fully vest on the date of such termination.

For the Financial PSUs, the following terms apply:

- Upon an involuntary termination of the executive by the Company without Cause or a resignation by the executive for Good Reason, in each case not in connection with a CIC Qualified Termination and prior to settlement of the award, the executive will remain eligible to vest in a pro rata portion of the Financial PSUs that are earned based on actual Company performance following the end of the performance period;

- In the event of a Change in Control during the performance period, if a replacement award is provided, any Financial PSUs that are outstanding and unvested immediately prior to the Change in Control will remain outstanding and unvested, and the applicable performance conditions will be deemed achieved at target levels;

- In the event of a Change in Control during the performance period, if a replacement award is not provided, any Financial PSUs that are outstanding and unvested immediately prior to the Change in Control will vest at target levels;

- If a Change in Control occurs after the end of the performance period, any Financial PSUs that are outstanding and unvested immediately prior to the Change in Control will vest based on actual Company performance; and

- If the executive incurs a CIC Qualified Termination, all Financial PSUs that remain outstanding and unvested shall fully vest on the date of such termination, and, in the event that the date of such CIC Qualified Termination occurs prior to the occurrence of any Change in Control, the Financial PSUs that remain outstanding and unvested shall vest at the target level of achievement; provided, however, if such CIC Qualified Termination occurs after the end of the Performance Period, then the aforesaid Financial PSUs shall vest based on actual Company performance.

For the TSR PSUs, the following terms apply:

- Upon an involuntary termination by the Company without Cause or a resignation for Good Reason, in each case not in connection with a CIC Qualified Termination and prior to settlement of the award, the executive will remain eligible to vest in a pro rata portion of the TSR PSUs based on actual Company performance following the end of the performance period;

- If a Change in Control occurs, the number of TSR PSUs that remain eligible to vest will be determined as of the date of the Change in Control. If a replacement award is provided, such TSR PSUs will remain outstanding and continue to vest based solely on the passage of time, subject to continued service. If a replacement award is not provided, such TSR PSUs will vest upon the Change in Control; and

- If the executive incurs a CIC Qualified Termination, all TSR PSUs that remain outstanding and unvested will fully vest upon such termination; provided that, if such termination occurs prior to a Change in Control, vesting will be based on actual Company performance through the date of termination.

For the Stock Price PSUs, the following terms apply:

- Upon an involuntary termination of the executive by the Company without Cause or a termination by the executive for Good Reason, in each case not in connection with a CIC Qualified Termination, the Stock Price PSUs will remain eligible to vest on a pro rata basis based on actual Company performance following the end of the performance period;

- In the event of a Change in Control, the performance period will be truncated as of the Change in Control date, and vesting will be determined based on the applicable stock price achievement levels, with treatment depending on whether the awards are assumed, substituted or continued in the transaction (in which case performance is determined as of the Change in Control and any vested portion is converted into time-based awards that vest subject to continued service, with acceleration upon qualifying termination), or are not assumed, substituted or continued (in which case the awards are settled upon the Change in Control based on stock price performance conditions, subject to applicable minimum vesting thresholds); and

- If the Participant incurs a CIC Qualified Termination, all Stock Price PSUs that remain outstanding and unvested shall vest on the date of such termination, provided that the number of Stock Price PSUs that vest shall be determined subject to satisfaction of the applicable performance goal measured as of the earlier of (i) the Change in Control date and (ii) the end of the original Performance Period (i.e., the third anniversary of the grant date).

The applicable executive's rights to receive any "change in control" or other severance payments under the applicable agreements are subject to the applicable executive's execution of a release of claims against the Company and his or her compliance with certain restrictive covenants.

The following tables present our estimate of the dollar value of the payments and benefits payable to our named executive officers upon the occurrence of certain terminations of their employment and upon a change in control, assuming that each such event occurred on December 31, 2025, and assuming a closing per share price of $2.55 on December 31, 2025, the last trading day of 2025. In addition, the disclosure in the following table does not include:

- any accrued benefits that were earned and payable as of December 31, 2025; or

- payments and benefits to the extent they are provided generally to all salaried employees and do not discriminate in scope, terms or operation in favor of the named executive officers.

Camillo Martino

	Cash Severance Payment ($)(1)	Value of Equity Award Acceleration ($)(2)	Continuation of Benefits and Perquisites ($)(3)	Total ($)
Termination By the Company Without Cause / By Executive for Good Reason	—	—	—	—
Termination By the Company Without Cause / By Executive for Good Reason, In Connection With a Change in Control	—	—	—	—
Termination By the Company for Cause / By Executive without Good Reason / Disability / Death	—	—	—	—
Change in Control (without termination of employment)	—	404,764	—	404,764

(1) No Cash Severance Payment applicable.

(2) Acceleration is not eligible for any reason or no reason, with or without cause, other than in the event of a Change in Control and subject to Mr. Martino's continued service through the Change in Control.

(3) Mr. Martino is not eligible for a continuation of benefits pursuant to his Interim CEO Agreement.

Shinyoung Park

	Cash Severance Payment ($)(1)	Value of Equity Award Acceleration ($)(2)	Continuation of Benefits and Perquisites ($)	Total ($)
Termination By the Company Without Cause / By Executive for Good Reason	360,000	240,669 (3)	—	600,669
Termination By the Company Without Cause / By Executive for Good Reason, In Connection With a Change in Control	540,000	752,094 (4)	—	1,292,094
Termination By the Company for Cause / By Executive without Good Reason / Disability / Death	—	—	—	—
Change in Control (without termination of employment)	—	752,094 (5)	—	752,094

(1) Represents cash severance payments payable pursuant to the CFO Agreement. See "Potential Payments Upon Termination or Change in Control" for additional information.

(2) On February 25, 2026, the Compensation Committee determined that the vesting percentage of the 2023 TSR PSUs and 2025 Financial PSUs is 0%. Accordingly, the 2023 TSR PSUs and 2025 Financial PSUs were forfeited in their entirety. However, this column does not reflect such forfeiture because it occurred in February 2026.

(3) Represents the value of Ms. Park's outstanding RSUs and PSUs that remain eligible to vest as of December 31, 2025. More specifically, she would remain eligible to vest in her outstanding RSUs and PSUs in each category as follows: 100% of her 2023 TSR PSUs, one-third of her 2025 Financial PSUs, 64% of her 2024 Stock Price PSUs, and 31% of her 2025 Stock Price PSUs. This scenario assumes vesting at the target performance level for her 2023 TSR PSUs and 2025 Financial PSUs, and at the performance level associated with a 100% vesting of her 2024 and 2025 Stock Price PSUs; accordingly, the amounts presented are calculated based on such assumptions.

(4) Represents the value of Ms. Park's outstanding RSUs and PSUs that remain eligible to vest as of December 31, 2025. This scenario assumes vesting at the target performance level for her 2023 TSR PSUs and 2025 Financial PSUs, and at the performance level associated with a 100% vesting of her 2024 and 2025 Stock Price PSUs; here, all outstanding RSUs and PSUs vest based on achievement at 100% of target performance, and the amounts presented are calculated on that basis.

(5) Assumes that the Compensation Committee exercised its discretion to fully accelerate all outstanding RSUs and PSUs that remain eligible to vest at the time of Change in Control (without termination of employment). Represents the value of accelerated vesting of outstanding RSUs, 2023 TSR PSUs, 2025 Financial PSUs, 2024 Stock Price PSUs and 2025 Stock Price PSUs (assuming the TSR PSUs and Financial PSUs vest at target performance level, and the Stock Price PSUs vest at the performance level associated with a 100% vesting).

Seunghoon Lee

	Cash Severance Payment ($)(1)	Value of Equity Award Acceleration ($)(2)	Continuation of Benefits and Perquisites ($)	Total ($)
Termination By the Company Without Cause / By Executive for Good Reason	232,137	53,099 (3)	—	285,236
Termination By the Company Without Cause / By Executive for Good Reason, In Connection With a Change in Control	232,137	210,375 (4)	—	442,512
Termination By the Company for Cause / By Executive without Good Reason / Disability / Death	—	—	—	—
Change in Control (without termination of employment)	—	210,375 (5)	—	210,375

(1) Represents cash severance payments payable pursuant to the SH Lee Agreement. See "Potential Payments Upon Termination or Change in Control" for additional information.

(2) On February 25, 2026, the Compensation Committee determined that the vesting percentage of the 2023 TSR PSUs and 2025 Financial PSUs is 0%. Accordingly, the 2023 TSR PSUs and 2025 Financial PSUs were forfeited in their entirety. However, this column does not reflect such forfeiture because it occurred in February 2026.

(3) Represents the value of Mr. Lee's outstanding RSUs and PSUs that remain eligible to vest as of December 31, 2025. More specifically, he would be eligible to vest in his outstanding RSUs and PSUs in each category as follows: 100% of his 2023 TSR PSUs, one-third of his 2025 Financial PSUs, 64% of his 2024 Stock Price PSUs, and 31% of his 2025 Stock Price PSUs. This scenario assumes vesting at the target performance level for his 2023 TSR PSUs and 2025 Financial PSUs, and at the performance level associated with a 100% vesting of his 2024 and 2025 Stock Price PSUs; accordingly, the amounts presented are calculated based on such assumptions.

(4) Represents the value of Mr. Lee's outstanding RSUs and PSUs that remain eligible to vest as of December 31, 2025. This scenario assumes vesting at the target performance level for his 2023 TSR PSUs, 2024 Financial PSUs and 2025 Financial PSUs, and at the performance level associated with 100% vesting for his 2024 and 2025 Stock Price PSUs; here, all outstanding RSUs and PSUs vest based on achievement at 100% of target performance, and the amounts presented are calculated on that basis.

(5) Assumes that the Compensation Committee exercised its discretion to fully accelerate all outstanding RSUs and PSUs that remain eligible to vest at the time of Change in Control (without termination of employment). Represents the value of accelerated vesting of outstanding RSUs, 2023 TSR PSUs, 2024 Financial PSUs, 2025 Financial PSUs, 2024 Stock Price PSUs and 2025 Stock Price PSUs (assuming the TSR PSUs and Financial PSUs vest at target performance level, and the Stock Price PSUs vest at the performance level associated with a 100% vesting).

Severance Agreement of Young-Joon Kim

On August 11, 2025, Mr. Young-Joon Kim ("Mr. YJ Kim") resigned from his position as Chief Executive Officer of the Company. Mr. YJ Kim also resigned as a member of the Board on August 8, 2025. Mr. YJ Kim further resigned from his position as Representative Director of MSK, the Korean operating subsidiary of the Company, and from all other positions with each direct and indirect subsidiary of the Company; provided, however, that Mr. Kim will remain as the liquidator of Magnachip Mixed-Signal, Ltd. ("MMS"), the Korean subsidiary that used to operate the Company's display business, until its liquidation process is completed or until the Company otherwise determines that Mr. Kim will no longer serve as liquidator of MMS. In connection with Mr. YJ Kim's resignation with the Company, Mr. YJ Kim and the Company entered into a separation agreement dated as of August 11, 2025 (the "YJ Kim's Separation Agreement"), pursuant to which the Company agreed to the following: (i) the Company will pay Mr. YJ Kim a cash severance payment equal to twenty-four times his monthly base salary, payable ratably over a period of twenty-four months after the separation date (with the first payment being paid two months after the separation date and to equal two times the monthly base salary and the remaining monthly base salary payments due on the twenty-fifth day of each month for a period of twenty-two months), together with any annual bonus earned for calendar year 2025, which shall be prorated on a daily basis, and (ii) any outstanding unvested equity awards held by Mr. YJ Kim will be treated in accordance with the terms set forth in the Company's applicable equity incentive plan and the applicable award agreements, solely for the purpose of this clause (ii), as if Mr. YJ Kim's separation was deemed to be "termination without Cause" rather than "resignation without Good Reason" under the applicable equity incentive plan and such award agreements, and (iii) Mr. YJ Kim will be entitled to a temporary continuation of certain expatriate benefits beyond the separation date (collectively, the "YJ Kim's Separation Benefits"). YJ Kim's Separation Benefits are contingent on the execution and non-revocation of the release of claims in favor of the Company, MSK, or their respective affiliates, subsidiaries, representatives and other related parties, and Mr. YJ Kim's compliance with all other terms of his confidentiality agreement and proprietary information and invention assignment agreement, the YJ Kim's Separation Agreement (including compliance with non-competition, non-solicitation, non-disparagement and other restrictive covenants). The following table quantifies the value of the foregoing payments and benefits:

Young-Joon Kim - Termination By the Company "Without Cause"

Cash ($)		Equity ($)		Expatriate Benefits ($)				
Cash Severance(1)	Statutory Severance	Value of RSUs(2)	Value of Stock Price PSUs(3)	Housing Support(4)	Insurance(5)	Repatriation Allowance(6)	all other expatriate assignment entitlements (7)	Total ($)
1,120,200	575,658	233,664	410,240	36,637	3,270	46,675	140,041	2,566,386

(1) Represents a cash severance payment which is equal to twenty-four times his monthly base salary.

(2) Represents the value of the shares underlying the RSUs held by Mr. YJ Kim, which were treated in accordance with the terms set forth in the YJ Kim's Separation Agreement under which Mr. YJ Kim's separation was deemed to be "termination without Cause" for purposes of the applicable equity incentive plans and award agreements, based on the Company's stock price of $2.68 on the August 11, 2025 vesting and settlement date.

(3) Represents the value of the shares underlying the Stock Price PSUs held by Mr. YJ Kim, pursuant to the terms set forth in the YJ Kim's Separation Agreement under which Mr. YJ Kim's separation was deemed to be a "termination without Cause" solely for purposes of the applicable equity incentive plans and award agreements. More specifically, he would remain eligible to vest in 50% of his 2024 Stock Price PSUs and 17% of his 2025 Stock Price PSUs based on actual performance. This calculation assumes vesting at the performance level associated with a 100% vesting of his 2024 and 2025 Stock Price PSUs, with a share price of $2.55; however, the award will actually vest and settle in February 2027 and February 2028, respectively. On February 25, 2026, the Compensation Committee determined the vesting percentage of the 2023 TSR PSUs and 2025 Financial PSUs is 0%. Accordingly, his remaining 2023 TSR PSUs and 2025 Financial PSUs were forfeited in their entirety.

(4) Represents the value of housing support including monthly rent and interest for deposit for a period of 90 days from the resignation date, as well as separate coverage for utilities, management fees, and other related expenses incurred during such period.

(5) Represents the value of life/accident/travel insurance coverage for a period of 90 days from the resignation date.

(6) Represents the value of cash payment equal to the monthly base salary.

(7) Represents the value of all other expatriate assignment entitlements including medical insurance coverage for a period of 12 months, transportation for a period of 90 days, and repatriation expenses. Separately, tax equalization and tax preparation/consulting services as required with respect to any and all compensation he receives from the Company (including the compensation and benefits he receives under this YJ Kim's Separation Agreement) will be provided for the tax year(s) during which any portion of such compensation is paid and becomes taxable.

Severance Agreement of Theodore Kim

On September 9, 2025, Mr. Theodore Kim ("T. Kim") resigned from the position of Chief Compliance Officer effective October 21, 2025. In connection with the departure of Mr. T. Kim, the Company's Chief Compliance Officer, General Counsel and Secretary, the Company, MSK and Mr. T. Kim entered into a separation agreement dated as of September 9, 2025 (the "T. Kim's Separation Agreement"), pursuant to which Mr. T. Kim will resign all of his positions with the Company and each of the Company's subsidiaries, including MSK, on September 9, 2025 and will end his employment with the Company and such subsidiaries effective at the end of October 21, 2025, and the Company has agreed to the following: (i) the Company will pay Mr. T. Kim a cash severance payment equal to twelve times his monthly base salary, payable ratably over a period of twelve months after the separation date (with the first payment being paid two months after the separation date), together with any annual bonus earned for calendar year 2025, which shall be prorated on a daily basis, (ii) any outstanding unvested equity awards held by Mr. T. Kim will be treated in accordance with the terms set forth in the Company's applicable equity incentive plan and the applicable award agreements, solely for the purpose of this clause (ii), as if Mr. T. Kim's separation was deemed to be "termination without Cause", and (iii) Mr. T. Kim will be entitled to a temporary continuation of certain expatriate benefits beyond the separation date (collectively, the "T. Kim's Separation Benefits"). The T. Kim's Separation Benefits are contingent on the execution and non-revocation of the release of claims in favor of the Company, MSK, or their respective affiliates, subsidiaries, representatives and other related parties, and Mr. T. Kim's compliance with all other terms of his confidentiality agreement and proprietary information and invention assignment agreement, the T. Kim's Separation Agreement (including compliance with non-competition, non-solicitation, non-disparagement and other restrictive covenants). The following table quantifies the value of the foregoing payments and benefits:

Theodore Kim - Termination By the Company "Without Cause"

Cash ($)		Equity ($)		Expatriate Benefits ($)				
Cash Severance(1)	Statutory Severance	Value of RSUs(2)	Value of Stock Price PSUs(3)	Housing Support(4)	Insurance(5)	Repatriation Allowance(6)	all other expatriate assignment entitlements (7)	Total ($)
350,000	341,744	116,475	106,251	29,344	32,933	29,167	24,533	1,030,447

(1) Represents the sum of a cash severance payment in the amount of $350,000, which is equal to twelve times his monthly base salary.

(2) Represents the value of the shares underlying the RSUs held by Mr. T. Kim, which were treated in accordance with the terms set forth in the T. Kim's Separation Agreement under which Mr. T. Kim's separation was deemed to be "termination without Cause" for purposes of the applicable equity incentive plans and award agreements, based on the Company's stock price of $3.02 on the October 21, 2025 vesting and settlement date.

(3) Represents the value of the shares underlying the Stock Price PSUs held by Mr. T. Kim, pursuant to the terms set forth in the T. Kim's Separation Agreement under which treated Mr. T. Kim's separation was deemed to be a "termination without Cause" for purposes of the applicable equity incentive plans and award agreements. More specifically, he would remain eligible to vest in 56% of his 2024 Stock Price PSUs based on actual performance. This calculation assumes vesting at the performance level associated with a 100% vesting of his 2024 Stock Price PSUs, with a share price of $2.55; however, the award will actually vest and settle in February 2027. On February 25, 2026, the Compensation Committee determined the vesting percentage of the 2023 TSR PSUs is 0%. Accordingly, his remaining 2023 TSR PSUs were forfeited in their entirety.

(4) Represents the value of housing support including interest for deposit from the resignation date to February 28, 2026 as well as separate coverage for utilities, management fees, and other related expenses incurred through December 31, 2025 and shall discontinue thereafter.

(5) Represents the value of medical insurance coverage for a period of 170 days and life/accident/travel insurance coverage for a period of 16 days from the resignation date.

(6) Represents the value of cash payment equal to the monthly base salary.

(7)   Represents the value of all other expatriate assignment entitlements including transportation for a period of 90 days and repatriation expenses. Separately, tax equalization and tax preparation/consulting services as required with respect to any and all compensation he receives from the Company (including the compensation and benefits he receives under T. Kim's Separation Agreement) will be provided for the tax year(s) during which any portion of such compensation is paid and becomes taxable.

CEO Pay Ratio

For the 2025 fiscal year, the ratio of the annual total compensation of Camillo Martino, our Chairman and Interim Chief Executive Officer ("CEO Compensation"), to the median of the annual total compensation of all of our employees other than our Chairman and Interim Chief Executive Officer ("Median Annual Compensation") was 10.60 to 1. This ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K using the data and assumptions summarized below. In this summary, we refer to the employee who received such Median Annual Compensation as the "Median Employee." For purposes of this disclosure, the date used to identify the Median Employee was December 31, 2025 (the "Determination Date").

CEO Compensation for purposes of this disclosure represents the total compensation reported for Mr. Camillo Martino under "Summary Compensation Table", which was $759,435 for the 2025 fiscal year. For purposes of this disclosure, Median Annual Compensation was $71,672, and was calculated by totaling for our Median Employee all applicable elements of compensation for the 2025 fiscal year in accordance with Item 402(c)(2)(x) of Regulation S-K.

To identify the Median Employee, we first determined our employee population as of the Determination Date. We had 711 employees, representing all full-time, part-time, seasonal and temporary employees of Magnachip and its consolidated subsidiaries as of the Determination Date, but excluding Mr. Camillo Martino, and, as permitted by applicable SEC rules, excluding (i) any independent contractors or "leased" workers and (ii) all of our employees located in China (14), Taiwan (5), Japan (2) and Germany (2). We then measured compensation for the period beginning on January 1, 2025 and ending on December 31, 2025 for these employees. This compensation measurement was calculated by totaling, for each employee, total cash compensation paid (including salary, wages, tips, cash bonuses and other cash compensation paid in 2025) as shown in our payroll and human resources records for 2025. A portion of our employee workforce (full-time and part-time) worked for less than the full fiscal year due to commencing employment after the beginning of the fiscal year. In determining the Median Employee, we annualized the compensation for such individuals.

Equity Compensation Plan Information

The following table provides information as of December 31, 2025, regarding securities authorized for issuance under the Company's compensation plans. The Company's compensation plans include the 2020 Plan, the 2011 Plan, and the Purchase Plan.

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants or rights	(b) Weighted- average exercise price of outstanding options, warrants or rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,773,870 (1)	$ 6.91 (1)	1,748,942 (2)
Equity compensation plans not approved by security holders	—	—	—
Total	3,773,870	—	1,748,942

(1)   Comprised of (i) stock options to purchase 402,627 shares of Common Stock under the 2011 Plan, at a weighted average exercise price of $6.91 per share, (ii) 3,045,078 shares of Common Stock subject to RSUs and PSUs under the 2011 Plan and 2020 Plan, which are calculated at maximum performance levels (or at the

performance level associated with a 300% vesting in the case of Stock Price PSUs). There are no outstanding securities under the suspended Purchase Plan.

(2) Excludes 1,163,880 shares of Common Stock that remain available as of December 31, 2025, for future issuance under the suspended Purchase Plan.

Equity Compensation Plan Summary

MagnaChip Semiconductor Corporation 2011 Equity Incentive Plan

In March 2011, our Board and our stockholders approved the MagnaChip Semiconductor Corporation 2011 Equity Incentive Plan (the "2011 Plan"). Following the approval of our 2020 Equity and Incentive Compensation Plan by stockholders at the 2020 Annual Meeting of Stockholders, no further awards are to be issued under the 2011 Plan.

In the event of a change in control as described in the 2011 Plan, the acquiring or successor entity may assume or continue all or any awards outstanding under the 2011 Plan or substitute substantially equivalent awards. Any awards which are not assumed or continued in connection with a change in control or are not exercised or settled prior to the change in control will terminate effective as of the time of the change in control. The Compensation Committee may provide for the acceleration of vesting of any or all outstanding awards upon such terms, and to such extent as it determines, except that the vesting of all awards held by members of our Board who are not employees will automatically be accelerated in full. The 2011 Plan also authorizes the Compensation Committee, in its discretion, and without the consent of any participant, to cancel each or any outstanding award denominated in shares upon a change in control in exchange for a payment to the participant with respect to each share subject to the cancelled award of an amount equal to the excess of the consideration to be paid per share of Common Stock in the change in control transaction over the exercise price per share, if any, under the award.

Magnachip Semiconductor Corporation 2020 Equity and Incentive Compensation Plan

On May 18, 2023, at the Annual Meeting of Stockholders, the Amended and Restated Magnachip Semiconductor Corporation 2020 Equity and Incentive Compensation Plan (the "2020 Plan"), was approved and adopted.

In the event of a change in control as described in the 2020 Plan, the Compensation Committee may provide in substitution for any or all outstanding awards under the 2020 Plan alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and shall require in connection therewith the surrender of all awards so replaced in a manner that complies with Section 409A. In addition, for each option or stock appreciation rights with an exercise price or base price, respectively, greater than the consideration offered in connection with any such transaction or event or change in control, the Compensation Committee may in its discretion elect to cancel such option or stock appreciation right without any payment to the person holding such awards.

MagnaChip Semiconductor Corporation 2011 Employee Stock Purchase Plan

In March 2010, our Board approved the MagnaChip Semiconductor Corporation 2011 Employee Stock Purchase Plan (the "Purchase Plan"). Our Board amended and restated the Purchase Plan in February 2011 to reflect that the Purchase Plan would become effective in 2011 upon the commencement of our initial public offering in March 2011. The Purchase Plan was approved by our stockholders in March 2011 and became effective upon the commencement of our initial public offering in March 2011. We initially authorized and reserved 789,890 shares for sale under the Purchase Plan. However, in August 2012, the Compensation Committee suspended the Purchase Plan. The following summary describes the terms of the Purchase Plan that would be in effect if the Purchase Plan were to be removed from suspension and reinstated.

The Purchase Plan provides for an automatic annual increase in the number of shares available for issuance under the plan on January 1 of each year beginning in 2012 and continuing through and including January 1, 2021, equal to the lesser of (i) 1% of our then issued and outstanding shares of Common Stock on the immediately preceding December 31, (ii) 789,980 shares, or (iii) a number of shares as our Board may

determine. Appropriate adjustments will be made in the number of authorized shares and in outstanding purchase rights to prevent dilution or enlargement of participants' rights in the event of a stock split or other change in our capital structure. Shares subject to purchase rights which expire or are canceled will again become available for issuance under the Purchase Plan. Because the Purchase Plan was suspended in August 2012, no annual increase in the number of shares authorized under such plan occurred on January 1, 2013 or in subsequent years.

The terms of the Purchase Plan provide that our employees and employees of any parent or subsidiary corporation designated by the Compensation Committee are eligible to participate in the Purchase Plan if they are customarily employed by us for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted a right to purchase stock under the Purchase Plan if: (i) the employee immediately after such grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock or of any parent or subsidiary corporation, or (ii) the employee's rights to purchase stock under all of our employee stock purchase plans would accrue at a rate that exceeds $25,000 in value for each calendar year of participation in such plans.

The terms of the Purchase Plan provide that it is to be implemented through a series of sequential offering periods, generally three months in duration beginning on the first trading days of February, May, August, and November each year. The Compensation Committee is authorized to establish additional or alternative concurrent, sequential or overlapping offering periods and offering periods having a different duration or different starting or ending dates, provided that no offering period may have a duration exceeding 27 months. Amounts accumulated for each participant, generally through payroll deductions, are credited toward the purchase of shares of our Common Stock at the end of each offering period at a price generally equal to 95% of the fair market value of our Common Stock on the purchase date. Prior to commencement of an offering period, the Compensation Committee is authorized to change the purchase price discount for that offering period, but the purchase price may not be less than 85% of the lower of the fair market value of our Common Stock at the beginning of the offering period or on the purchase date.

No participant may purchase under the Purchase Plan in any calendar year shares having a value of more than $25,000 measured by the fair market value per share of our Common Stock on the first day of the applicable offering period. Prior to the beginning of any offering period, the Compensation Committee may alter the maximum number of shares that may be purchased by any participant during the offering period or specify a maximum aggregate number of shares that may be purchased by all participants in the offering period. If insufficient shares remain available under the plan to permit all participants to purchase the number of shares to which they would otherwise be entitled, the Compensation Committee will make a pro rata allocation of the available shares. Any amounts withheld from participants' compensation in excess of the amounts used to purchase shares will be refunded, without interest.

In the event of a change in control, an acquiring or successor corporation may assume our rights and obligations under the Purchase Plan. If the acquiring or successor corporation does not assume such rights and obligations, then the purchase date of the offering periods then in progress will be accelerated to a date prior to the change in control as specified by the Compensation Committee, but the number of shares subject to outstanding purchase rights shall not be adjusted.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Act and Item 402(v) of Regulation S-K, we are providing information about the relationship between executive "Compensation Actually Paid" to our principal executive officer ("PEO") and our other named executive officers ("NEOs"), as calculated in accordance with Item 402(v) of Regulation S-K, and certain financial performance measures. For a discussion of our compensation philosophy, how our Compensation Committee assessed "pay-for-performance," and how our executive compensation program is designed to link executive compensation with the achievement of our financial and strategic objectives, as well as stockholder value creation each year, see the section titled "Compensation Discussion and Analysis" on page 18.

Pay Versus Performance Table

Fiscal Year(1)	Summary Compensation Table Total for PEO Kim, Youngjoon	Compensation Actually Paid to PEO Kim, Youngjoon(2)(3)	Summary Compensation Table Total for PEO Martino, Camillo	Compensation Actually Paid to PEO Martino, Camillo(2)(3)	Average Summary Compensation Table Total for non-PEO NEOs	Average Compensation Actually Paid to non-PEO NEOs(4)(5)	MX Total Shareholder Return(6)	Peer Group Total Shareholder Return(7)	Net Income ($)(8)	Gross Profit Margin(9)
2025..... $	3,509,979 $	1,148,257 $	930,185 $	776,439 $	795,118 $	406,144 $	27.16 $	288.34 $	(29,724,000)	17.6%
2024..... $	3,074,295 $	1,263,203 $	0 $	0 $	1,269,988 $	692,260 $	42.81 $	201.00 $	(54,308,000)	22.4%
2023..... $	5,911,543 $	3,073,819 $	0 $	0 $	1,268,903 $	812,131 $	79.87 $	167.00 $	(36,622,000)	22.4%

(1) The Company had two PEOs during fiscal 2025: Mr. Camillo Martino (Interim CEO) and Mr. Young-Joon Kim ("YJ Kim")(Former CEO). Mr. YJ Kim was the sole PEO during fiscal 2024 and 2023. The Company's other NEOs for the applicable years were as follows:

– 2025: Shinyoung Park, Seunghoon Lee, Theodore Kim
– 2024: Shinyoung Park, Theodore Kim
– 2023: Shinyoung Park, Theodore Kim, Woung Moo Lee, Chan Ho Park

(2) The amounts reported represent the "Compensation Actually Paid" to our PEO, computed in accordance with Item 402(v) of Regulation S-K, but do not reflect the actual amount of compensation earned by or paid to our PEO in the applicable year. The valuation assumptions used to calculate fair values were updated for the applicable fiscal year, and the assumptions for the applicable fiscal year are set forth in the notes to the financial statements in our annual on Form 10-K for the applicable fiscal year.

(3) In accordance with Item 402(v) of Regulation S-K, the table below describes the adjustments that were made to the 2025 amounts reported for our PEO in the "Total" column of the Summary Compensation Table to calculate the "Compensation Actually Paid". No dividends or other earnings were paid on stock or option awards in the covered fiscal year. For information on the calculation of "compensation actually paid" for 2025, 2024, and 2023 please see the "Pay Versus Performance" disclosure in our 2025 definitive proxy statement which was filed with the SEC on April 29, 2025.

Fiscal Year		PEO: Martino, Camillo 2025
SCT Total..	$	930,185
- Change in Pension Value in SCT..	$	—
+ Pension Service Cost..	$	—
+ Above-Market Non-Qualified Deferred Compensation..	$	—
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year..............	$	(551,100)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year..	$	404,764
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years..	$	—
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year..	$	—
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year..	$	(7,410)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year.....	$	—
Compensation Actually Paid..	**$**	**776,439**

Fiscal Year	PEO: Kim, Youngjoon 2025	
SCT Total	$	3,509,979
- Change in Pension Value in SCT	$	(8,053)
+ Pension Service Cost	$	—
+ Above-Market Non-Qualified Deferred Compensation	$	—
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	$	(1,779,033)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$	14,346
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$	(263,693)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$	85,602
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$	(74,031)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$	(336,860)
Compensation Actually Paid	**$**	**1,148,257**

Equity Award Valuations: Equity values are computed in accordance with FASB ASC 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(4) The amounts reported represent the average "Compensation Actually Paid" to the NEOs other than our PEO as a group, computed in accordance with Item 402(v) of Regulation S-K. The amounts do not reflect the actual average amount of compensation earned by or paid to such NEOs as a group in the applicable year. The valuation assumptions used to calculate fair values were updated for the applicable fiscal year and the assumptions for the applicable fiscal year are set forth in the notes to the financial statements in our annual on Form 10-K for the applicable fiscal year.

(5) In accordance with Item 402(v) of Regulation S-K, the table below describes the adjustments that were made to the 2025 average of the amounts reported in the "Total" column of the Summary Compensation Table for the NEOs as a group (excluding our PEO) to calculate the "Compensation Actually Paid". No dividends or other earnings were paid on stock or option awards in the covered fiscal year. For information on the calculation of "compensation actually paid" for 2025, 2024, and 2023 please see the "Pay Versus Performance" disclosure in our 2025 definitive proxy statement which was filed with the SEC on April 29, 2025.

Fiscal Year	NEO 2025	
SCT Total	$	795,118
- Change in Pension Value in SCT	$	(20,875)
+ Pension Service Cost	$	—
+ Above-Market Non-Qualified Deferred Compensation	$	—
- Grant Date Fair Value of Option Awards and Stock Awards Granted in Fiscal Year	$	(325,301)
+ Fair Value at Fiscal Year-End of Outstanding and Unvested Option Awards and Stock Awards Granted in Fiscal Year	$	81,930
+ Change in Fair Value of Outstanding and Unvested Option Awards and Stock Awards Granted in Prior Fiscal Years	$	(72,729)
+ Fair Value at Vesting of Option Awards and Stock Awards Granted in Fiscal Year That Vested During Fiscal Year	$	39,938
+ Change in Fair Value as of Vesting Date of Option Awards and Stock Awards Granted in Prior Fiscal Years For Which Applicable Vesting Conditions Were Satisfied During Fiscal Year	$	(41,210)
- Fair Value as of Prior Fiscal Year-End of Option Awards and Stock Awards Granted in Prior Fiscal Years That Failed to Meet Applicable Vesting Conditions During Fiscal Year	$	(50,726)
Compensation Actually Paid	**$**	**406,144**

Equity Award Valuations: Equity values are computed in accordance with FASB ASC 718, and the valuation assumptions used to calculate fair values did not materially differ from those disclosed at the time of grant.

(6) Cumulative total shareholder return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends for the performance period, assuming dividend reinvestment, and the difference between our company's share price at the end and the beginning of the performance period by our company's share price at the beginning of the performance period. No dividends were paid on stock or option awards in 2025, 2024 or 2023.

(7) The TSR peer group consists of the Philadelphia Semiconductor Index, an independently prepared index composed of the 30 largest U.S. companies primarily involved in the design, distribution, manufacture, and sale of semiconductors.

(8) Among various factors that can affect the Company's net income year-over-year, a substantial portion of non-cash translation gain or loss recorded in the Company's net income is associated with the intercompany long-term loans, which is denominated in U.S. dollars, to the Company's Korean subsidiary (using Korean Won as its functional currency) by the Dutch Subsidiary. As of December 31, 2025, 2024 and 2023, the outstanding intercompany long-term loan balance including accrued interest was $75.1 million, $257.7 million and $285.1 million, respectively. Due to the foreign currency fluctuations year-over-year, it can be difficult to detect underlying trends in net income as a result of the Company's business and results of operations.

(9) As noted in the section titled "Compensation Discussion and Analysis," for 2025, the Compensation Committee determined that gross profit as a percentage of revenue ("Gross Profit Margin") continues to be viewed as a core driver of the Company's performance and stockholder value creation and, accordingly, was utilized as a component in the 2025 long term incentive program.

Tabular List of Financial Performance Measures

The following is a list of financial performance measures, which in the Company's assessment represent the most important financial performance measures used by the Company to link compensation actually paid to the NEOs for 2025, for a discussion of the methodology used to calculate relative total shareholder return, please see the discussion of Long-Term Equity Incentives contained in our Compensation Discussion and Analysis:

- Adjusted EBITDA

- Gross Profit Margin

- Revenue

- Relative Total Shareholder Return

- Stock Price

Relationship Between Pay and Performance

"Compensation Actually Paid", as calculated in accordance with Item 402(v) of Regulation S-K, reflects adjusted values to unvested and vested equity awards during the years shown in the Pay Versus Performance Table based on year-end stock prices, various accounting valuation assumptions, and projected performance modifiers, but does not reflect actual amounts paid out for those awards. "Compensation Actually Paid" generally fluctuates due to stock price achievement and varying levels of projected and actual achievement of performance goals.

The following graphs show the relationship between "Compensation Actually Paid" to our CEO and other NEOs in our fiscal years 2025, 2024 and 2023 and (1) TSR of both our Common Stock and the Philadelphia Semiconductor Index, (2) our Net Income, and (3) our Gross Profit Margin.







(1) We classified our Display business as a discontinued operation in 2025. The selected financial data included in this Proxy Statement presents three years of information. For comparability, we have recast the 2024 financial information to reflect the discontinued operation presentation, consistent with our current year presentation, as our comparative period is two years, consistent with Public Company Accounting Oversight Board (PCAOB) auditing standards. The 2023 financial information (22.4%) is presented on an audited basis as previously issued and includes the results of the Display business, which was not classified as a discontinued operation at that time. Accordingly, for comparability with the current presentation, it may be more meaningful to evaluate trends excluding the 2023 period (21.3%).

We believe the "Compensation Actually Paid" in each of the years reported above and over the four-year cumulative period are reflective of the Compensation Committee's emphasis on "pay-for-performance" as the "Compensation Actually Paid" fluctuated year-over-year, primarily as a result of variable compensation being tied to the performance of our stock and pre-established performance goals and/or criteria under our short-term incentive program and our performance-vesting equity awards. For further details on the terms of our short-term incentive program and our performance-vesting equity awards, see the section titled "Compensation Discussion and Analysis" on page 18.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than the compensation arrangements with directors and executive officers, there have been no transactions since January 1, 2025 (and there are no currently proposed transactions) in which:

- we have been or are to be a participant;

- the amount involved exceeds $120,000; and

- any of our directors, executive officers or holders of more than 5% of our Common Stock, or any immediate family member of or person sharing the household with any of these individuals (other than tenants or employees), had or will have a direct or indirect material interest.

Related Person Transactions Policy

Under our Related Person Transactions Policy, transactions involving our directors, executive officers, significant stockholders and other related persons that involve an amount in excess of $120,000 must be approved by the Company's Audit Committee or, in the event it is determined that it is not practicable or desirable for the Company to wait until the next meeting of the full Audit Committee, the Chair of the Audit Committee (who possesses delegated authority to act between Audit Committee meetings). The Audit Committee (or the Chair of the Audit Committee, as applicable) will consider all of the relevant facts and circumstances available to it, including (if applicable) but not limited to: the benefits to the Company; the impact on a director's independence in the event the related person is a director, an immediately family member of a director or an entity in which a director is a partner, stockholder or executive officer; the availability of other sources for comparable products or services; the terms of the transaction; and the terms available to unrelated third parties or to employees generally. The Audit Committee may seek bids, quotes or independent valuations from third parties in connection with assessing any related person transaction. The Audit Committee (or the Chair of the Audit Committee, as applicable) will approve only those transactions that are in, or are not inconsistent with, the best interests of the Company, as the Audit Committee (or the Chair of the Audit Committee, as applicable) determines in good faith.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of our outstanding Common Stock for: (1) each person or entity known to us to beneficially own more than five percent (5%) of any class of our outstanding securities; (2) each member of our Board; (3) each of our named executive officers; and (4) all of the members of our Board and current executive officers, as a group. The following tables list the number of shares and percentage of shares beneficially owned on 36,219,100 shares of Common Stock outstanding as of April 21, 2026. The amounts and percentages of equity interests beneficially owned are reported on the basis of SEC regulations governing the determination of beneficial ownership of securities. Under SEC rules, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has the right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of the securities as to which he or she has no economic interest. Except as indicated by footnote, the persons named in the table below have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them. Unless otherwise indicated, the address of each person listed in the table below is Magnachip Semiconductor Corporation c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(1)
Principal Stockholders		
Byreforge LLC (2)	3,072,779	8.5%
Oaktree Value Opportunities Fund Holdings, L.P.(3)	2,849,858	7.9%
Directors and Named Executive Officers		
Cristiano Amoruso (2)	3,072,779	8.5%
Kyo-Hwa (Liz) Chung (4)	49,228	*
Camillo Martino (5)	295,617	*
Gilbert Nathan (6)	321,373	*
Shinyoung Park (7)	141,980	*
Seunghoon Lee (8)	107,701	*
Young-Joon Kim (9)	344,328	*
Theodore Kim (10)	241,845	*
Directors and current Executive Officers as a group (6 persons)(11)	3,988,678	10.9%

* Less than one percent.

(1) Includes any outstanding Common Stock held and, to the extent applicable, shares issuable upon the exercise or conversion of any securities that are exercisable or convertible within 60 days of April 21, 2026.

(2) Based on information contained in a Schedule 13D filed with the SEC on November 20, 2025, as amended on January 20, 2026, by Byreforge LLC ("Byreforge") and Cristiano Amoruso. Byreforge owns directly the 3,072,779 shares of Common Stock listed in the table above (the "Byreforge Shares"). As Managing Partner of Byreforge, Mr. Amoruso may be deemed to beneficially own the Byreforge Shares owned directly by Byreforge. Byreforge disclaims beneficial ownership of the Byreforge Shares that are owned directly by Mr. Amoruso, if any, and Mr. Amoruso disclaims beneficial ownership of the Byreforge Shares that are owned directly by Byreforge. Byreforge and Mr. Amoruso may be deemed to have shared power to vote and dispose of the Byreforge Shares that are owned directly by Byreforge. The business address of Byreforge and Mr. Amoruso is 853 Broadway, New York, New York 10003.

(3) Based on information contained in a Schedule 13G filed with the SEC on May 15, 2023 by each of the following entities (each an "Oaktree Entity"): Oaktree Value Opportunities Fund Holdings, L.P., a Delaware limited partnership ("VOF Holdings"), in its capacity as the direct owner of 2,849,858 shares of Common Stock; Oaktree Value Opportunities Fund GP, L.P., a Cayman Islands limited partnership ("VOF GP"), in its

capacity as the general partner of VOF Holdings; Oaktree Value Opportunities Fund GP Ltd., a Cayman Islands exempted company ("VOF GP Ltd."), in its capacity as the general partner of VOF GP; Oaktree Fund GP I, L.P., a Delaware limited partnership ("GP I"), in its capacity as the sole shareholder of VOF GP Ltd.; Oaktree Capital I, L.P., a Delaware limited partnership ("Capital I"), in its capacity as the general partner of GP I; OCM Holdings I, LLC, a Delaware limited liability company ("Holdings I"), in its capacity as the general partner of Capital I; Oaktree Holdings, LLC, a Delaware limited liability company ("Holdings") in its capacity as the managing member of Holdings I; Oaktree Capital Management, L.P., a Delaware limited partnership ("Management"), in its capacity as the sole director of VOF GP Ltd.; Oaktree Capital Management GP, LLC, a Delaware limited liability company ("Management GP"), in its capacity as the general partner of Management; Atlas OCM Holdings LLC, a Delaware limited liability company ("Atlas"), in its capacity as the sole managing member of Management GP; Oaktree Capital Group, LLC, a Delaware limited liability company ("OCG"), in its capacity as the managing member of Holdings; Oaktree Capital Group Holdings GP, LLC, a Delaware limited liability company ("OCGH GP"), in its capacity as the indirect owner of the class B units of each of OCG and Atlas; Brookfield Corporation, a Canadian corporation ("Brookfield"), in its capacity as the indirect owner of the class A units of each of OCG and Atlas; Brookfield Asset Management ULC, a British Columbia corporation ("Brookfield ULC"), in its capacity as the indirect owner of class A units of Atlas OCM, in its capacity as such; and BAM Partners Trust, a trust formed under the laws of Ontario ("BAM Partnership"), in its capacity as the sole owner of the Class B Limited Voting Shares of Brookfield. VOF Holdings directly holds 2,849,858 shares of Common Stock. VOF GP, in its capacity as the general partner of VOF Holdings, has the ability to direct the management of VOF Holdings' business, including the power to vote and dispose of securities held by VOF Holdings; therefore, VOF GP may be deemed to beneficially own the shares of Common Stock deemed held by VOF Holdings. VOF GP Ltd., in its capacity as the general partner of VOF GP, has the ability to direct the management of VOF GP's business, including the power to direct the decisions of VOF GP regarding the vote and disposition of securities held by VOF Holdings; therefore, VOF GP Ltd. may be deemed to have indirect beneficial ownership of the shares of Common Stock deemed held by VOF Holdings. GP I, in its capacity as the sole shareholder of VOF GP Ltd., has the ability to appoint and remove the directors and direct the management of the business of VOF GP Ltd. As such, GP I has the power to direct the decisions of VOF GP Ltd. regarding the vote and disposition of securities held by VOF Holdings; therefore, GP I may be deemed to have indirect beneficial ownership of Common Stock deemed held by VOF Holdings. Capital I, in its capacity as the general partner of GP I, has the ability to direct the management of GP I's business, including the power to direct the decisions of GP I regarding the vote and disposition of securities held by VOF Holdings; therefore, Capital I may be deemed to have indirect beneficial ownership of the shares of Common Stock deemed held by VOF Holdings. Holdings I, in its capacity as the general partner of Capital I, has the ability to direct the management of Capital I's business, including the power to direct the decisions of Capital I regarding the vote and disposition of securities held by VOF Holdings; therefore, Holdings I may be deemed to have indirect beneficial ownership of the shares of the Issuer's Common Stock deemed held by VOF Holdings. Holdings, in its capacity as the managing member of Holdings I, has the ability to direct the management of Holding I's business, including the power to direct the decisions of Holdings I regarding the vote and disposition of securities held by VOF Holdings; therefore, Holdings may be deemed to have indirect beneficial ownership of the shares of Common Stock deemed held by VOF Holdings. Management, in its capacity as the sole director of VOF GP Ltd., has the ability to direct the management of VOF GP Ltd., including the power to direct the decisions of VOF GP Ltd. regarding the vote and disposition of securities held by VOF Holdings; therefore, Management may be deemed to have indirect beneficial ownership of the shares of Common Stock deemed held by VOF Holdings. Management GP, in its capacity as the general partner of Management, has the ability to direct the management of Management's business, including the power to vote and dispose of securities held by VOF Holdings; therefore, Management GP may be deemed to have indirect beneficial ownership of the shares of Common Stock deemed held by VOF Holdings. Atlas, in its capacity as the sole managing member of Management GP, has the ability to direct the management of Management GP's business, including the power to direct the decisions of Management GP regarding the vote and disposition of securities held by VOF Holdings; therefore, Atlas may be deemed to have indirect beneficial ownership of the shares Common Stock held by VOF Holdings. OCG, in its capacity as the managing member of Holdings, has the ability to direct the management of Holdings' business, including the power to direct the decisions of Holdings regarding the vote and disposition of securities held by VOF Holdings. Additionally, OCG, in its capacity as the sole shareholder of Holdings, Inc., has the ability to appoint and remove directors of Holdings, Inc. and, as such, may indirectly control the decisions of Holdings, Inc. regarding the vote and disposition of securities held by VOF Holdings. Therefore, OCG may be deemed to have indirect beneficial ownership of the shares of Common Stock deemed held by VOF Holdings. OCGH GP, in its capacity as the indirect owner of the class B units of each of OCG and Atlas, has the ability to appoint and remove certain directors of CG and Atlas and, as such, may indirectly control the decisions of OCG and Atlas regarding the vote and disposition of securities held by VOF Holdings; therefore, OCGH GP may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings. On December 9, 2022, Brookfield Corporation (f/k/a Brookfield Asset Management Inc.) completed a plan of arrangement pursuant to the Business Corporations Act (Ontario) (the "Arrangement") pursuant to which, among other things, Brookfield's historical asset management business was transferred to Brookfield Asset Management ULC ("Brookfield ULC"). Following the Brookfield Arrangement, Brookfield ULC is deemed a beneficial owner of the shares directly or indirectly held by Atlas OCM Holdings. Brookfield is deemed a beneficial owner of the reported shares directly or indirectly held by OCG and Holdings, and as a result of its 75% interest in Brookfield ULC, Brookfield is also deemed a beneficial owner of the reported shares beneficially owned by Brookfield ULC. Brookfield, in its capacity as the indirect owner of the class A units of each of OCG and Atlas, has the ability to appoint and remove certain directors of OCG and Atlas and, as such, may indirectly control the decisions of OCG and Atlas regarding the vote and disposition of securities held by VOF Holdings; therefore Brookfield may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings. BAM Partnership, in its capacity as the sole owner of Class B Limited Voting Shares of Brookfield, has the ability to appoint and remove certain directors of Brookfield and, as such, may indirectly control the decisions of Brookfield regarding the vote and disposition of securities held by VOF Holdings; therefore BAM Partnership may be deemed to have indirect beneficial ownership of the shares of Common Stock held by VOF Holdings. The business address of each Oaktree Entity is 333 S. Grand Avenue, 28th Floor, Los Angeles, CA 90071.

(4) Represents 100,789 shares of Common Stock subject to RSUs that will be vested and may be settled as of June 20, 2026.

(5) Represents 88,000 shares of Common Stock (of which 40,000 are held by Mr. Martino's family trust of which he is a trustee and beneficiary with his spouse), options to purchase 49,737 shares of Common Stock and 157,880 shares of Common Stock subject to RSUs that will be vested and may be exercised or settled, as applicable, as of June 20, 2026.

(6) Represents 261,515 shares of Common Stock (of which 7,130 are held by Mr. Nathan's spouse and children and 158,200 of which are held by GT Investments II Corp) and 59,858 shares of Common Stock subject to RSUs that will be vested and may be settled, as applicable, as of June 20, 2026.

(7) Represents 116,980 shares of Common Stock and 25,000 shares of Common Stock subject to RSUs that will be vested and may be settled as of June 20, 2026.

(8) Represents 97,701 shares of Common Stock and 10,000 shares of Common Stock subject to RSUs that will be vested and may be settled as of June 20, 2026.

(9) Young-Joon Kim resigned his position as our Chief Executive Officer and from all other positions with us and our subsidiaries, effective as of August 11, 2025. Represents 344,328 shares of Common Stock.

(10) Theodore Kim resigned his position as our Chief Compliance Officer and from all other positions with us and our subsidiaries, effective as of October 21, 2025. Represents 241,845 shares of Common Stock.

(11) Our directors and executive officers as of April 21, 2026 as a group beneficially own 3,988,678 shares of Common Stock or 10.9%, which represents 3,636,975 shares of Common Stock (including the 3,072,779 Byreforge Shares that may be deemed to be beneficially owned by Mr. Amoruso), options to purchase 49,737 shares of Common Stock and 301,966 shares of Common Stock subject to RSUs that will be vested and may be exercised or settled, as applicable, as of June 20, 2026.

PROPOSAL TWO

ADVISORY VOTE ON
COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

In accordance with the Dodd-Frank Act, and Section 14A of the Exchange Act, the Board is asking stockholders to approve an advisory (non-binding) resolution on the compensation of our named executive officers. The vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the philosophy, policies and practices described in this Proxy Statement. The text of the resolution is as follows:

RESOLVED, that the stockholders of Magnachip Semiconductor Corporation approve, on an advisory basis, the compensation of the Company's named executive officers as disclosed in the proxy statement for the Company's 2026 Annual Meeting of Stockholders pursuant to the compensation disclosure rules of the Securities Exchange Act of 1934, as amended (which disclosure includes the Compensation Discussion and Analysis section, the Summary Compensation Table for 2025 and the related compensation tables and narrative disclosure within the executive compensation sections of the proxy statement).

The Company urges you to read the disclosure under "Compensation Discussion and Analysis," in this Proxy Statement, which discusses how our compensation policies and procedures implement our pay-for- performance compensation philosophy. You should also read the Summary Compensation Table and other related compensation tables and narrative disclosure which provide additional details about the compensation of our named executive officers for fiscal year 2025. We have designed our executive compensation structure to attract, motivate, and retain executives with the skills required to formulate and implement the Company's strategic objectives and create stockholder value. We believe that our executive compensation program is reasonable, competitive and strongly focused on pay for performance principles, and provides an appropriate balance between risk and incentives.

The vote regarding the compensation of the named executive officers described above, referred to as a "say-on-pay advisory vote," is advisory, and is therefore not binding on the Company, the Compensation Committee or the Board. Although non-binding, the Board and the Compensation Committee value the opinions that stockholders express in their votes and will review the voting results and take them into consideration when making future decisions regarding our executive compensation programs as they deem appropriate.

If no voting specification is made on a properly returned or voted proxy card, the proxies named on the proxy card will vote "FOR" the approval of the compensation of the named executive officers as disclosed in this Proxy Statement and described above.

The Board recommends that you vote "FOR" the approval of our named executive officer compensation.

PROPOSAL THREE

RATIFICATION OF APPOINTMENT OF OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING DECEMBER 31, 2026

Ernst & Young Han Young has been selected by the Audit Committee as the principal independent registered public accounting firm for the fiscal year ending December 31, 2026 for us and our subsidiaries. Our Board recommends a vote for ratification of the appointment of Ernst & Young Han Young as the independent registered public accounting firm to audit the books and accounts for us and our subsidiaries for the fiscal year ending December 31, 2026. It is expected that representatives of Ernst & Young Han Young will attend the Annual Meeting, with the opportunity to make a statement if they so desire, and, if a representative is in attendance, the representative will be available to answer appropriate questions.

The appointment of Ernst & Young Han Young as our independent registered public accounting firm is not required to be submitted to a vote of our stockholders for ratification. However, our Board believes that obtaining stockholder ratification is a sound governance practice. If our stockholders fail to vote on an advisory basis in favor of the appointment of Ernst & Young Han Young, the Audit Committee will take such actions as it deems necessary as a result of such stockholder vote.

Information about Change of Independent Registered Public Accounting Firm

On March 14, 2025, we changed our independent registered public accounting firm from Samil PricewaterhouseCoopers to Ernst & Young Han Young. The decision to change our independent registered public accounting firms was approved by the Audit Committee on March 11, 2025.

During the fiscal years ended December 31, 2024 and December 31, 2023 and the subsequent period through March 14, 2025, (i) there were no "disagreements" (as defined in Item 304(a)(1)(iv) of Regulation S-K) with Samil PWC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, any of which, if not resolved to the satisfaction of Samil PWC, would have caused Samil PWC to make reference thereto in its reports on the consolidated financial statements for such fiscal years; and (ii) there were no "reportable events" (as defined in Item 304(a)(1)(v) of Regulation S-K).

We provided Samil PricewaterhouseCoopers with a copy of the foregoing disclosures and requested that Samil PricewaterhouseCoopers furnish us with a letter addressed to the SEC stating whether it agrees with the statements made by us as set forth above. A copy of Samil PricewaterhouseCoopers letter, dated March 14, 2025 was filed as Exhibit 16.1 with our Current Report on Form 8-K/A filed with the SEC on March 14, 2025.

During the fiscal years ended December 31, 2024 and December 31, 2023 and through the appointment of Ernst & Young Han Young effective as of March 14, 2025, neither the Company nor anyone on its behalf consulted with Ernst & Young Han Young regarding any of the matters set forth in Item 304(a)(2)(i) or (ii) of Regulations S-K.

Fees Paid to Independent Registered Public Accounting Firm

The following table presents fees billed for professional services rendered by Ernst & Young Han Young for the year ended December 31, 2025.

	Year Ended December 31 2025 (in millions)	
Audit fees	$	0.9
Audit Related fees		—
Tax fees		0.0
All other fees		—
Total	$	0.9

The following table presents fees billed for professional services rendered by our former independent registered public accounting firm Samil PricewaterhouseCoopers and its affiliates for the year ended December 31, 2024.

	Year Ended December 31 2024 (in millions)
Audit fees	$ 1.6
Audit Related fees	—
Tax fees	—
All other fees	—
Total	$ 1.6

Policy and Procedure for Approval of Audit and Permitted Non-Audit Services

All audit fees were pre-approved by the Company's Audit Committee, which concluded that the provision of such services by our independent registered public accounting firm and its affiliates was compatible with the maintenance of that firm's independence in the conduct of its auditing functions. With respect to outside auditor independence, the Audit Committee Charter provides for pre-approval of audit services and non-audit services, based on independence, qualifications and, if applicable, performance, and approve the fees and other terms of any such engagement. The Audit Committee Charter authorizes the Audit Committee to delegate to one or more of its members the authority to grant pre-approvals for such services, provided that the decisions of such member(s) to grant any such pre-approval shall be presented to the Audit Committee at its next scheduled meeting. The Audit Committee followed these guidelines in approving all services rendered by our independent registered accounting firm and its affiliates.

The Board recommends that you vote "FOR" the ratification of the appointment of Ernst & Young Han Young as our independent registered public accounting firm for the fiscal year ending December 31, 2026.

PROPOSAL FOUR

APPROVAL OF OUR AMENDED AND RESTATED 2020 EQUITY AND INCENTIVE COMPENSATION PLAN

General

On April 27, 2026, upon the recommendation of the Compensation Committee, the Board amended and restated our 2020 Equity and Incentive Compensation Plan (the "Plan"), subject to the approval of the Company's stockholders at the Annual Meeting, in order to increase the aggregate number of shares of the Company's Common Stock, available for issuance thereunder by 3,000,000 shares (as amended, the "Amended Plan"). As of April 21, 2026, 2,304,168 shares remained available for future grants under the Plan.

The Board recommends that you vote to approve the Amended Plan, so that the Company has a sufficient reserve of Common Stock to incentivize, attract and retain talent in the highly competitive market and industry in which we operate, and to align the interests of our employees and non-employee directors essential to the Company's long-term growth and success with those of our stockholders. We expect that the total number of shares available under the Amended Plan, if approved, would meet our equity compensation needs for approximately the next two to three years.

If the Amended Plan is approved by stockholders at the Annual Meeting, the share reserve increase will be effective as of the day of the Annual Meeting. If the Amended Plan is not approved by our stockholders, the Amended Plan will not become effective and the Plan, as in effect prior to the amendment and restatement, will continue in effect without giving effect to the proposed share increase.

As of April 21, 2026, there were stock options to acquire 172,711 shares of Common Stock outstanding under the Plan, with a weighted average exercise price of $8.00 and a weighted average remaining term of 0.4 years. In addition, as of April 21, 2026, there were 944,232 unvested full value awards with time-based vesting and 428,296 unvested full value awards with performance-based vesting outstanding under the Plan. If the performance-based vesting awards are counted at maximum level of achievement, then there are 708,829 unvested full value awards outstanding under the Plan. The weighted average grant value of the unvested full value awards is $4.71. Other than the foregoing, no awards were outstanding under our equity compensation plans as of April 21, 2026.

The Amended Plan is attached to this Proxy Statement as Appendix A. The following description of the Amended Plan is only a summary of its principal terms and provisions and is qualified by reference to the actual text as set forth in Appendix A.

Rationale for the Proposed Share Increase

The Plan authorizes the Board and the Compensation Committee to provide cash awards and equity-based compensation for the purpose of providing incentives and rewards for service and/or performance to our non-employee directors, officers and other employees of the Company and its subsidiaries, and certain consultants to the Company and its subsidiaries.

We believe our future success depends in part on our ability to attract, motivate and retain high quality employees and directors and that the ability to provide equity-based and incentive-based awards under the Plan is critical to achieving this success. We would be at a severe competitive disadvantage if we could not use stock-based awards to recruit and compensate our employees and directors. The use of Common Stock as part of our compensation program is important because equity-based awards are an essential component of our compensation program for key employees, as they help link compensation with long-term stockholder value creation and reward participants based on service and/or performance.

As of April 21, 2026, 2,304,168 shares of Common Stock remained available for new awards under the Plan. This amount does not reflect the additional 3,000,000 shares reserved under the Amended Plan, as set forth in this proposal. There is no fungible ratio in our Plan. Accordingly, if the Amended Plan is not approved, we may be compelled to significantly increase the cash component of our employee and director compensation. This approach may not necessarily align employee and director compensation interests with the investment interests of our stockholders. Replacing equity awards with cash also would increase cash compensation expense and use cash that could be better utilized in other ways.

The following includes information regarding our view of the overhang and dilution associated with the Amended Plan. This information is as of April 21, 2026. As of that date, there were approximately 36,218,138 shares of Common Stock outstanding.

Proposed shares of Common Stock available for awards under the Amended Plan:

- 3,000,000 new shares (approximately 8.28% of our outstanding Common Stock, which percentage reflects the simple dilution of our stockholders that would occur if the Amended Plan is approved) plus 2,304,168 shares that were available as of April 21, 2026 under the Plan, or an aggregate of 5,304,168 shares (approximately 14.6% of our outstanding Common Stock) all subject to adjustment, including under the share counting rules of the Amended Plan.

- The total number of shares of Common Stock subject to outstanding awards under the Plan as of April 21, 2026 (1,825,772 shares), plus the 5,304,168 of shares of Common Stock available for future awards under the Amended Plan, represent a total overhang of 7,129,940 shares (19.69%) under the Amended Plan. The 3,000,000 new shares represent an increase in the overhang percentage from approximately 11.40% to approximately 19.69%.

Based on the closing price on the New York Stock Exchange for our Common Stock on April 21, 2026 of $3.54 per share, the aggregate market value as of April 21, 2026 of the new 3,000,000 shares of Common Stock requested under the Amended Plan was $10,620,000.

In fiscal years 2023, 2024 and 2025, we granted awards (including stock options, RSUs and PSUs) under the Plan covering 1,495,293 shares, 2,634,865 shares and 1,497,586 shares, respectively. Based on our basic weighted average shares of Common Stock outstanding for those three fiscal years of 41,013,069, 37,774,280 and 36,218,138 respectively, for the three-fiscal-year period 2023-2025, our average burn rate, not taking into account forfeitures, was 4.9%. (Our individual years' burn rates were 3.6% for fiscal 2023, 7.0% for fiscal 2024 and and 4.1% for fiscal 2025.)

In determining the size of the requested share increase under the Amended Plan, our Board and Compensation Committee worked with management and the Compensation Committee's independent compensation consultant to evaluate a number of factors, including our corporate strategy and compensation needs, our recent and projected share usage, share usage at companies in our compensation peer group, the total potential dilution level, and criteria expected to be utilized by institutional proxy advisory firms in evaluating our proposal for the Amended Plan. The Board and Compensation Committee believe that approving an additional 3,000,000 shares for issuance under the Amended Plan is appropriate and in the best interests of stockholders given the current expectations on hiring, the highly competitive environment in which we recruit and retain employees, the Company's current stock price and our projected share usage.

If the Amended Plan is approved, we intend to utilize the additional shares authorized under the Amended Plan to continue our practice of incentivizing key individuals through equity grants. We currently anticipate that the shares requested in connection with the approval of the Amended Plan will last for about two to three years, including based on our historic grant rates, new hiring and the approximate current share price, but could last for a different period of time if actual practice does not match recent rates or our share price changes materially.

Future benefits that may be received by our non-employee directors in 2026 under the Amended Plan are set forth below in the New Plan Benefits table. Any other benefits to be granted in the future under the Amended Plan cannot be determined at this time, as the actual awards will be made at the discretion of the Compensation Committee.

We believe that we have demonstrated a commitment to sound equity compensation practices in recent years. We recognize that equity compensation awards dilute stockholders' equity, so we have carefully managed our equity incentive compensation program. Our equity compensation practices are intended to be competitive and consistent with market practices, and we believe our historical share usage has been responsible and mindful of stockholder interests, as described above.

As Approved by the Stockholders in 2020, the Plan Already Contains Good Compensation and Governance Practices

No evergreen; reasonable award limits

Neither the Plan nor the Amended Plan contains an evergreen provision that automatically adds additional shares of Common Stock to the available pool of stock available for grant under the plan every year without additional stockholder approval.

The Amended Plan provides that, subject as applicable to adjustment and the applicable Common Stock counting provisions as described in the Amended Plan:

- The aggregate number of shares of Common Stock actually issued or transferred upon the exercise of incentive stock options (as defined below) will not exceed 5,304,168 shares of Common Stock.

- No non-employee director will be granted, in any one calendar year, compensation for such service having an aggregate maximum value (measured at the date of grant as applicable, and calculating the value of any awards based on the grant date fair value for financial reporting purposes) in excess of $650,000. This number is unchanged from the maximum value number in the Plan.

Limited share recycling provisions

Subject to certain exceptions described in the Amended Plan, if any award granted under the Amended Plan (in whole or in part) is canceled or forfeited, expires, is settled for cash or is unearned, the Common Stock subject to such award, to the extent of such cancellation, forfeiture, expiration, cash settlement or unearned amount, will again be available under the Amended Plan. Additionally, if after the effective date of the Amended Plan, any Common Stock subject to an award granted under the "Predecessor Plans" (the Company's 2011 Equity Incentive Plan and 2009 Common Unit Plan) is forfeited, or an award granted under the Predecessor Plans (in whole or in part) is cancelled or forfeited, expires, is settled for cash or is unearned, the Common Stock subject to such award will, to the extent of such cancellation, forfeiture, expiration, cash settlement or unearned amount, be available for awards under the Amended Plan. The following Common Stock will not be added (or added back, as applicable) to the aggregate share limit under the Amended Plan: (1) Common Stock withheld by us, tendered or otherwise used in payment of the exercise price of a stock option granted under the Amended Plan; and (2) Common Stock reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of stock options granted under the Amended Plan. Further, Common Stock covered by share-settled SARs that is exercised and settled in shares, but that is not actually issued to the participant upon exercise, will not be added back to the aggregate number of shares available under the Amended Plan. In addition, Common Stock withheld by us, tendered or otherwise used to satisfy tax withholding will not be added (or added back, as applicable) to the aggregate share limit under the Amended Plan. If a participant elects to give up the right to receive compensation in exchange for Common Stock based on fair market value, such Common Stock will not count against the aggregate number of shares available under the Amended Plan. The share recycling provisions in the Amended Plan are unchanged from the provisions in the Plan.

No repricing without stockholder approval

Outside of certain corporate transactions or adjustment events described in the Amended Plan or in connection with a "change in control," the exercise or base price of outstanding stock options and SARs cannot be reduced, and outstanding "underwater" stock options or SARs cannot be cancelled in exchange for cash or replaced with other awards, stock options or SARs with a lower exercise or base price, as applicable, without stockholder approval under the Amended Plan. The repricing provision in the Amended Plan is unchanged from the provision in the Plan.

Non-liberal change in control definition

The Amended Plan and the Plan both include the same non-liberal definition of "change in control," which is described below.

Exercise or base price limitation

The Amended Plan and the Plan both provide that, except with respect to certain converted, assumed or substituted awards as described in the Amended Plan or the Plan, as the case may be, no stock options or SARs will be granted with an exercise or base price less than the fair market value of a share of Common Stock on the date of grant.

No dividends paid on unvested awards

The Amended Plan and the Plan both provide that any dividends or dividend equivalent rights on restricted stock, RSUs, performance shares and performance units will be deferred until, and paid contingent upon, the vesting of the underlying award.

Summary of Other Material Terms of the Amended Plan

The Amended Plan authorizes the Board and the Compensation Committee to provide cash awards and equity-based compensation in the form of stock options, SARs, restricted stock, RSUs, performance shares, performance units, dividend equivalents and certain other awards, including those denominated or payable in, or otherwise based on, Common Stock, for the purpose of providing incentives and rewards for service and/or performance to our non-employee directors, officers and other employees of the Company and its subsidiaries, and certain consultants to the Company and its subsidiaries.

Administration

The Amended Plan is generally administered by the Compensation Committee (or its successor), or any other committee of the Board designated by the Board to administer the Amended Plan; provided, however, that notwithstanding anything in the Amended Plan to the contrary, the Board may grant awards under the Amended Plan to non-employee directors and administer the Amended Plan with respect to such awards. References to the "Committee" in this proposal generally refer to the Compensation Committee or such other committee designated by the Board, or the Board, as applicable. The Committee may from time to time delegate all or any part of its authority under the Amended Plan to a subcommittee. Any interpretation, construction and determination by the Committee of any provision of the Amended Plan, or of any agreement, notification or document evidencing the grant of awards under the Amended Plan, will be final and conclusive. To the extent permitted by applicable law, the Committee may delegate to one or more of its members or to one or more officers, or to one or more agents or advisors, such administrative duties or powers as it deems advisable, and the Committee, the subcommittee or any other such person to whom duties or powers have been delegated may employ persons to render advice with respect to a responsibility of the Committee, subcommittee or other such person. In addition, the Committee may by resolution, subject to certain restrictions set forth in the Amended Plan, authorize one or more officers of the Company to (1) designate employees to be recipients of awards under the Amended Plan and (2) determine the size of such awards. The Committee may not, however, delegate such responsibilities to officers for awards granted to non-employee directors or certain officers who are subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Committee is authorized to take any other action it determines to be appropriate subject to the express limitations contained in the Amended Plan.

Eligibility

Any person who is selected by the Committee to receive benefits under the Amended Plan and who is at that time an officer or other employee of the Company or any of its subsidiaries is eligible to participate in the Amended Plan. In addition, non-employee directors of the Company and certain consultants who provide services to the Company or any of its subsidiaries that are equivalent to those typically provided by an employee (provided that such persons satisfy the Form S-8 definition of "employee") may also be selected by the Committee to participate in the Amended Plan. As of April 21, 2026, there were approximately 711 employees of the Company and its subsidiaries and 3 non-employee directors of the Company eligible to participate in the Amended Plan. The basis for participation in the Amended Plan by eligible persons is the selection of such persons for participation by the Committee (or its proper delegate) in its discretion.

Shares available for awards under the Amended Plan

Subject to adjustment as described in the Amended Plan share counting rules, the number of shares of Common Stock available under the Amended Plan for awards of:

- stock options or SARs;

- restricted stock;

- RSUs;

- performance shares or performance units;

- other stock-based awards under the Amended Plan; or

- dividend equivalents paid with respect to awards under the Amended Plan;

will not exceed, in the aggregate, 5,304,168 shares of Common Stock plus Common Stock that becomes available under the Amended Plan as a result of cancellation, forfeiture, expiration, cash settlement or less-than-maximum earning of Amended Plan awards (or, as described, awards under the Predecessor Plans), after the effective date of the Amended Plan.

Share counting

Generally, the aggregate number of shares of Common Stock available under the Amended Plan will be reduced by one share of Common Stock for every one share of Common Stock subject to an award granted under the Amended Plan.

Types of awards under the Amended Plan

Pursuant to the Amended Plan, the Company may grant cash incentive awards and stock options (including stock options intended to be "incentive stock options" as defined in Section 422 of the Code or any successor provision), SARs, restricted stock, RSUs, performance shares, performance units and certain other awards based on or related to our Common Stock.

Generally, each grant of an award under the Amended Plan will be evidenced by an award agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee (an "Evidence of Award"), which will contain such terms and provisions as the Committee may determine, consistent with the Amended Plan. A brief description of the types of awards which may be granted under the Amended Plan is set forth below.

Stock options

A stock option is a right to purchase Common Stock upon exercise of the stock option. Stock options granted to an employee under the Amended Plan may consist of either an incentive stock option, a non-qualified stock option that is not intended to be an "incentive stock option" under Section 422 of the Code, or a combination of both. Incentive stock options may only be granted to employees of the Company or certain of our related corporations. Except with respect to awards issued in substitution for, in conversion of, or in connection with an assumption of stock options held by awardees of an entity engaging in a corporate acquisition or merger with us or any of our subsidiaries, stock options must have an exercise price per share of Common Stock that is not less than the fair market value of a share of Common Stock on the date of grant. The term of a stock option may not extend more than 10 years from the date of grant. The Committee may provide in an Evidence of Award for the automatic exercise of a stock option upon such terms and conditions as established by the Committee.

Each grant of a stock option will specify the applicable terms of the stock option, including the number of shares of Common Stock subject to the stock option and the required period or periods of the participant's continuous service, if any, before any stock option or portion of a stock option will become exercisable. Stock options may provide for continued vesting or the earlier vesting of the stock options, including in the event of retirement, death, disability or termination of employment or service of the participant or in the event of a change in control.

Any grant of stock options may specify management objectives regarding the vesting of the stock options. Each grant will specify whether the consideration to be paid in satisfaction of the exercise price will be payable: (1) in cash, by check acceptable to the Company, or by wire transfer of immediately available funds; (2) by the actual or constructive transfer to the Company of Common Stock owned by the participant with a value at the time of exercise that is equal to the total exercise price; (3) subject to any conditions or limitations established by the Committee, by a net exercise arrangement pursuant to which the Company will withhold Common Stock otherwise issuable upon exercise of a stock option; (4) by a combination of the foregoing methods; or (5) by such other methods as may be approved by the Committee. To the extent permitted by law, any grant may provide for deferred payment of the exercise price from the proceeds of a sale through a bank or broker of some or all of the shares to which the exercise relates. Stock options granted under the Amended Plan may not provide for dividends or dividend equivalents.

SARs

The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting of SARs. A SAR is a right to receive from us an amount equal to 100%, or such lesser percentage as the Committee may determine, of the spread between the base price and the fair market value of a share of Common Stock on the date of exercise.

Each grant of SARs will specify the period or periods of continuous service, if any, by the participant with the Company or any subsidiary that is necessary before the SARs or installments of such SARs will vest. SARs may provide for continued vesting or earlier vesting, including in the case of retirement, death, disability or termination of employment or service of the participant or in the event of a change in control. Any grant of SARs may specify management objectives regarding the vesting of such SARs. A SAR may be paid in cash, Common Stock or any combination of the two.

Except with respect to awards issued in substitution for, in conversion of, or in connection with an assumption of SARs held by awardees of an entity engaging in a corporate acquisition or merger with us or any of our subsidiaries, the base price of a SAR may not be less than the fair market value of a share of Common Stock on the date of grant. The term of a SAR may not extend more than 10 years from the date of grant. The Committee may provide in an Evidence of Award for the automatic exercise of a SAR upon such terms and conditions as established by the Committee. SARs granted under the Amended Plan may not provide for dividends or dividend equivalents.

Restricted stock

Each grant or sale of restricted stock constitutes an immediate transfer of the ownership of Common Stock to the participant in consideration of the performance of services, entitling such participant to voting, dividend and other ownership rights (subject in particular to certain dividend provisions in the Amended Plan, as described below), but subject to the substantial risk of forfeiture and restrictions on transfer determined by the Committee for a period of time determined by the Committee or until certain management objectives specified by the Committee are achieved. Each such grant or sale of restricted stock may be made without additional consideration or in consideration of a payment by the participant that is less than the fair market value per share of Common Stock on the date of grant.

Any grant of restricted stock may specify management objectives regarding the vesting of the restricted stock. Any grant of restricted stock may require that any and all dividends or other distributions paid on restricted stock that remains subject to a substantial risk of forfeiture be automatically deferred and/or reinvested in additional restricted stock, which will be subject to the same restrictions as the underlying restricted stock, but any such dividends or other distributions on restricted stock must be deferred until, and paid contingent upon, the vesting of such restricted stock. Restricted shares may provide for continued vesting or the earlier vesting of such restricted stock, including in the event of retirement, death, disability or termination of employment or service of the participant or in the event of a change in control. Each grant of restricted stock will be evidenced by an Evidence of Award. Each Evidence of Award will be subject to the Amended Plan and will contain such terms and provisions, consistent with the Amended Plan, as the Committee may approve.

RSUs

Each grant or sale of RSUs awarded under the Amended Plan will be evidenced by an Evidence of Award and constitutes an agreement by the Company to deliver Common Stock, cash or a combination of the two to the participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions (which may include achievement regarding management objectives) during the restriction period as the Committee may specify in the Evidence of Award. Each grant or sale of RSUs may be made without additional consideration or in consideration of a payment by the participant that is less than the fair market value per share of Common Stock on the date of grant.

RSUs may provide for continued vesting or the earlier lapse or other modification of the restriction period, including in the event of retirement, death, disability or termination of employment or service of the participant or in the event of a change in control. During the restriction period applicable to RSUs, the participant will have no right to transfer any rights under the award and will have no rights of ownership in the Common Stock deliverable upon payment of the RSUs and no right to vote them. Rights to dividend equivalents may be extended to and made part of any RSU award at the discretion of the Committee, on a deferred and contingent basis, based upon the vesting of such RSUs. Each grant or sale of RSUs will specify the time and manner of payment of the RSUs that have been earned and that the amount payable with respect thereto will be paid in cash, Common Stock or any combination of the two.

Performance shares, performance units and cash incentive awards

Performance shares, performance units and cash incentive awards may also be granted to participants under the Amended Plan, and will be evidenced by an Evidence of Award. A performance share is a bookkeeping entry that records the equivalent of one share of Common Stock, and a performance unit is a bookkeeping entry that records a unit equivalent to $1.00 or such other value as determined by the Committee. Each grant will specify the number or amount of performance shares or performance units, or the amount payable with respect to a cash incentive award being awarded, which number or amount may be subject to adjustment to reflect changes in compensation or other factors.

Each grant of a cash incentive award, performance shares or performance units will specify management objectives regarding the earning of the award. Each grant will specify the time and manner of payment of performance shares, performance units or a cash incentive award that have been earned.

At the discretion of the Committee, any grant of performance shares or performance units may provide for the payment of dividend equivalents in cash or in additional Common Stock, which dividend equivalents will be subject to deferral and payment on a contingent basis based on the participant's earning and vesting of the performance shares or performance units, as applicable, with respect to which such dividend equivalents are paid.

The performance period with respect to each grant of performance shares or performance units or cash incentive award will be a period of time determined by the Committee and within which the management objectives relating to such award are to be achieved. The performance period may be subject to continued vesting or earlier lapse or other modification, including in the event of retirement, death, disability or termination of employment or service of the participant or in the event of a change in control.

Other awards

Subject to applicable law and applicable share limits under the Amended Plan, the Committee may grant to any participant Common Stock or such other awards ("Other Awards") that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Common Stock or factors that may influence the value of such Common Stock, including, without limitation: convertible or exchangeable debt securities; other rights convertible or exchangeable into Common Stock; purchase rights for Common Stock; awards with value and payment contingent upon performance of the Company or specified subsidiaries or affiliates or other business units or any other factors designated by the Committee; and awards valued by reference to the book value of the Common Stock or the value of securities of, or the performance of, the Company or specified subsidiaries or affiliates or other business units of the Company. The terms and conditions of any such awards will be determined by the Committee. Common Stock delivered under such an award in the nature of a purchase right granted under the Amended Plan will be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, Common Stock, other awards, notes or other property, as the Committee determines.

In addition, the Committee may grant cash awards, as an element of or supplement to any other awards granted under the Amended Plan. The Committee may also authorize the grant of Common Stock as a bonus or may authorize the grant of Other Awards in lieu of obligations of the Company or a subsidiary to pay cash or deliver other property under the Amended Plan or under other plans or compensatory arrangements, subject to terms determined by the Committee in a manner that complies with Section 409A of the Code.

Other Awards may provide for the earning or vesting of, or earlier elimination of restrictions applicable to, such award, including in the event of the retirement, death, disability or termination of employment or service of the participant or in the event of a change in control. The Committee may provide for the payment of dividends or dividend equivalents on Other Awards on a deferred and contingent basis, in cash or in additional Common Stock, based upon the earning and vesting of such awards.

Change in control

The Amended Plan includes a definition of "change in control." In general, except as may be otherwise prescribed by the Committee in an Evidence of Award, a change in control shall be deemed to have occurred upon the occurrence of any one or a combination of the following events (subject to certain exceptions and limitations and as further described in the Amended Plan): (1) any individual, entity or group is or becomes the beneficial owner, directly or indirectly, of 50% or more of the total fair market value or the total combined voting power of the then-outstanding Common Stock or voting shares of the Company (subject to certain exceptions); (2) a transaction in which the stockholders immediately before the transaction do not retain ownership of more than 50% of the total combined voting power of the outstanding voting securities of the Company (or the entity to which the assets of the Company were transferred); or (3) consummation of a complete liquidation or dissolution of the Company after approval of the same by the stockholders of the Company; provided, however, the transactions described in (1) or (2) above shall not constitute a change in control if a majority of the members of the board of directors of the continuing, surviving or successor entity (or parent thereof) immediately after such transaction is comprised of incumbent directors.

Management objectives

The Amended Plan generally provides that any of the awards set forth above may be granted subject to the achievement of specified management objectives. Management objectives are defined as the measurable performance objective or objectives established pursuant to the Amended Plan for participants who have received grants of performance shares, performance units or cash incentive awards or, when so determined by the Committee, stock options, SARs, restricted stock, RSUs, dividend equivalents or Other Awards.

Additionally, if the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the management objectives unsuitable, the Committee may in its discretion modify such management objectives or the goals or actual levels of achievement, in whole or in part, as the Committee deems appropriate and equitable.

Transferability of awards

Except as otherwise provided by the Committee, and subject to the terms of the Amended Plan with respect to Section 409A of the Code, no stock option, SAR, restricted stock, RSU, performance share, performance unit, cash incentive award, Other Award or dividend equivalents paid with respect to awards made under the Amended Plan will be transferable by a participant except by will or the laws of descent and distribution. In no event will any such award granted under the Amended Plan be transferred for value. Except as otherwise determined by the Committee, stock options and SARs will be exercisable during the participant's lifetime only by him or her or, in the event of the participant's legal incapacity to do so, by his or her guardian or legal representative acting on behalf of the participant in a fiduciary capacity under state law or court supervision.

The Committee may specify on the grant date that all or part of certain types of the Common Stock that is subject to awards under the Amended Plan will be subject to further restrictions on transfer, including minimum holding periods.

Adjustments

The Committee will make or provide for such adjustments in: (1) the number and kind of shares of Common Stock covered by outstanding stock options, SARs, restricted stock, RSUs, performance shares and performance units granted under the Amended Plan; (2) if applicable, the number and kind of shares of Common Stock covered by Other Awards granted pursuant to the Amended Plan; (3) the exercise price or base price provided in outstanding stock options and SARs, respectively; (4) cash incentive awards; and (5) other award terms, as the Committee in its sole discretion, exercised in good faith determines to be equitably required in order to prevent dilution or enlargement of the rights of participants that otherwise would result from (a) any extraordinary cash dividend, stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company; (b) any merger, consolidation, spin-off, spin-out, split-off, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities; or (c) any other corporate transaction or event having an effect similar to any of the foregoing.

In the event of any such transaction or event, or in the event of a change in control of the Company, the Committee may provide in substitution for any or all outstanding awards under the Amended Plan such alternative consideration (including cash), if any, as it may in good faith determine to be equitable under the circumstances and will require in connection therewith the surrender of all awards so replaced in a manner that complies with Section 409A of the Code. In addition, for each stock option or SAR with an exercise price or base price, respectively, greater than the consideration offered in connection with any such transaction or event or change in control of the Company, the Committee may in its discretion elect to cancel such stock option or SAR without any payment to the person holding such stock option or SAR. The Committee will make or provide for such adjustments to the numbers of shares of Common Stock available under the Amended Plan and the share limits of the Amended Plan as the Committee in its sole discretion may in good faith determine to be appropriate to reflect such transaction or event. Any adjustment to the limit on the number of shares of Common Stock that may be issued upon exercise of incentive stock options, however, will be made only if and to the extent such adjustment would not cause any stock option intended to qualify as an incentive stock option to fail to so qualify.

Prohibition on repricing

Except in connection with certain corporate transactions or changes in the capital structure of the Company or in connection with a change in control, the terms of outstanding awards may not be amended to (1) reduce the exercise price or base price of outstanding stock options or SARs, respectively, or (2) cancel outstanding "underwater" stock options or SARs in exchange for cash, Other Awards or stock options or SARs with an exercise price or base price, as applicable, that is less than the exercise price or base price of the original stock options or SARs, as applicable, without stockholder approval. The Amended Plan specifically provides that this provision is intended to prohibit the repricing of "underwater" stock options and SARs and that it may not be amended without approval by our stockholders.

Detrimental activity and recapture

Any Evidence of Award may reference a compensation recovery policy of the Company or provide for the cancellation or forfeiture of an award or forfeiture and repayment to us of any gain related to an award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Committee from time to time, if any participant, either during employment or other service with us or a subsidiary or within a specified period after such employment or service, engages in any detrimental activity, as described in the applicable Evidence of Award or such compensation recovery policy. In addition, any Evidence of Award or such compensation recovery policy may provide for cancellation or forfeiture of an award or the forfeiture and repayment of any Common Stock issued under and/or any other benefit related to an award, or other provisions intended to have a similar effect, including upon such terms and conditions as may be required by the Committee or under Section 10D of the Exchange Act and any applicable rules and regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the Common Stock may be traded.

Accommodations for participants of different nationalities

In order to facilitate the making of any grant or combination of grants under the Amended Plan, the Committee may provide for such special terms for awards to participants as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom given that participants are expected to be nationals of the United States and other countries, or to be employed by us or one of our subsidiaries within and outside of the United States. The Committee may approve such supplements to, or amendments, restatements or alternative versions of, the Amended Plan (including sub-plans) (to be considered part of the Amended Plan) as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of the Amended Plan as in effect for any other purpose, provided that no such special terms, supplements, amendments or restatements will include any provisions that are inconsistent with the terms of the Amended Plan as then in effect unless the Amended Plan could have been amended to eliminate such inconsistency without further approval by our stockholders.

Withholding

To the extent the Company is required to withhold federal, state, local or foreign taxes or other amounts in connection with any payment made or benefit realized by a participant or other person under the Amended Plan, and the amounts available to us for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes or other amounts required to be withheld, which arrangements may include relinquishment of a portion of such benefit. If a participant's benefit is to be received in the form of Common Stock, then, (i) for participants who are "officers" subject to Section 16 of the Exchange Act, unless otherwise determined by the Committee, we will withhold Common Stock having a value equal to the amount required to be withheld under applicable income and employment tax laws and (ii) for participants who are not "officers" subject to Section 16 of the Exchange Act, we may withhold Common Stock having a value equal to the amount required to be withheld under applicable income and employment tax laws. The Common Stock used for tax or other withholding will be valued at an amount equal to the fair market value of such Common Stock on the date the benefit is to be included in the participant's income. In no event will the fair market value of the Common Stock to be withheld and delivered pursuant to the Amended Plan exceed the minimum amount required to be withheld, unless (1) an additional amount can be withheld and not result in adverse accounting consequences, (2) such additional withholding amount is authorized by the Committee, and (3) the total amount withheld does not exceed the participant's estimated tax obligations attributable to the applicable transaction. Participants will also make such arrangements as the Company may require for the payment of any withholding tax or other obligation that may arise in connection with the disposition of Common Stock acquired upon the exercise of stock options.

No right to continued employment

The Amended Plan does not confer upon any participant any right with respect to continuance of employment or service with the Company or any of its subsidiaries.

Effective date of the Amended Plan

The Amended Plan will become effective on the date it is approved by the Company's stockholders.

Amendment and termination of the Amended Plan

The Board generally may amend the Amended Plan from time to time in whole or in part. If any amendment, however, for purposes of applicable stock exchange rules (and except as permitted under the adjustment provisions of the Amended Plan) (1) would materially increase the benefits accruing to participants under the Amended Plan, (2) would materially increase the number of securities which may be issued under the Amended Plan, (3) would materially modify the requirements for participation in the Amended Plan, or (4) must otherwise be approved by our stockholders in order to comply with applicable law or the rules of the New York Stock Exchange, or, if the Common Stock is not traded on the New York Stock Exchange, the principal national securities exchange upon which the Common Stock is traded or quoted, all as determined by the Board, then such amendment will be subject to stockholder approval and will not be effective unless and until such approval has been obtained.

Further, subject to the Amended Plan's prohibition on repricing, the Committee generally may amend the terms of any award prospectively or retroactively. Except in the case of certain adjustments permitted under the Amended Plan, no such amendment may be made that would materially impair the rights of any participant without his or her consent. If permitted by Section 409A of the Code and subject to certain other limitations set forth in the Amended Plan, including in the case of termination of employment or service, or in the case of unforeseeable emergency or other circumstances or in the event of a change in control, the Committee may provide for continued vesting or accelerate the vesting of certain awards granted under the Amended Plan or waive any other limitation or requirement under any such award.

The Board may, in its discretion, terminate the Amended Plan at any time. Termination of the Amended Plan will not affect the rights of participants or their successors under any awards outstanding and not exercised in full on the date of termination. No grant will be made under the Amended Plan on or after the tenth (10th) anniversary of the effective date of the Amended Plan, but all grants made prior to such date will continue in effect thereafter subject to their terms and the terms of the Amended Plan.

Allowances for conversion awards and assumed plans

Common Stock issued or transferred under awards granted under the Amended Plan in substitution for or conversion of, or in connection with an assumption of, stock options, SARs, restricted stock, RSUs or other share or share-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with us or any of our subsidiaries will not count against (or be added to) the aggregate share limit or other Amended Plan limits described above. Additionally, shares available under certain plans that we or our subsidiaries may assume in connection with corporate transactions from another entity may be available for certain awards under the Amended Plan, under circumstances further described in the Amended Plan, but will not count against the aggregate share limit or other Amended Plan limits described above.

New Plan Benefits

Other than the annual grant of RSUs to our non-employee directors under our director compensation policy (the amounts of which are set forth in the table below for 2026), any equity- or cash-based compensation awards to be granted in the future under the Amended Plan to eligible individuals, including employees, officers and non-employee directors, cannot be determined at this time because the grants are made in the discretion of the Committee.

Our Compensation Committee grants awards under the Plan on a discretionary basis, and it is not possible as of the date of this proxy statement to determine future awards (including, without limitation, options and RSUs) that will be received by our executive officers or others under the Amended Plan. Please see the section entitled "Equity Compensation Plan Information" for more information.

U.S. Federal Income Tax Consequences

The following is a brief summary of certain of the federal income tax consequences of certain transactions under the Amended Plan based on federal income tax laws in effect. This summary, which is presented for the information of stockholders considering how to vote on this proposal and not for Amended Plan participants, is not intended to be complete and does not describe federal taxes other than income taxes (such as Medicare and social security taxes), or state, local or foreign tax consequences.

Tax consequences to participants

Restricted shares: The recipient of restricted stock generally will be subject to tax at ordinary income rates on the fair market value of the restricted stock (reduced by any amount paid by the recipient for such restricted stock) at such time as the restricted stock are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code ("Restrictions"). However, a recipient who so elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the restricted shares equal to the excess (if any) of the fair market value of such shares (determined without regard to the Restrictions) over the purchase price, if any, of such restricted stock. If a Section 83(b) election has not been made, any dividends received with respect to restricted stock that are subject to the Restrictions generally will be treated as compensation that is taxable as ordinary income to the recipient.

Performance shares, performance units and cash incentive awards: No taxable income generally will be recognized upon the grant of performance shares, performance units or cash incentive awards. Upon payment in respect of the earn-out of performance shares, performance units or cash incentive awards, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted Common Stock received.

Nonqualified stock options: In general:

- no taxable income will be recognized by an optionee at the time a non-qualified stock option is granted;

- at the time of exercise of a non-qualified stock option, ordinary income will be recognized by the optionee in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares, if unrestricted, on the date of exercise; and

- at the time of sale of shares acquired pursuant to the exercise of a non-qualified stock option, appreciation (or depreciation) in value of the shares after the date of exercise will be treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held.

Incentive stock options: No taxable income generally will be recognized by an optionee upon the grant or exercise of an "incentive stock option" as defined in Section 422 of the Code, except for purpose of the alternative minimum tax. If Common Stock is issued to the optionee pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of such shares is made by such optionee within two years after the date of grant or within one year after the transfer of such shares to the optionee, then upon sale of such shares, any amount realized in excess of the option price will be taxed to the optionee as a long-term capital gain and any loss sustained will be a long-term capital loss.

If Common Stock acquired upon the exercise of an incentive stock option is disposed of prior to the expiration of either holding period described above, the optionee generally will recognize ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares if a sale or exchange) over the exercise price paid for such shares. Any further gain (or loss) recognized by the participant generally will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

SARs: No taxable income will be recognized by a participant in connection with the grant of a SAR. When the SAR is exercised, the participant normally will be required to include as taxable ordinary income in the year of exercise an amount equal to the amount of cash received and the fair market value of any unrestricted shares of Common Stock received on the exercise. Any further gain (or loss) recognized by the participant upon any later disposition will be taxed as short-term or long-term capital gain (or loss) depending on the holding period.

RSUs: No taxable income generally will be recognized upon the award of RSUs. The recipient of an RSU award generally will be subject to tax at ordinary income rates on the fair market value of unrestricted shares of Common Stock on the date that such shares are transferred to the participant under the award (reduced by any amount paid by the participant for such RSUs), and the capital gains/loss holding period for such shares will also commence on such date. In addition, Federal Insurance Contributions Act ("FICA") taxes are imposed in the year of vesting.

Tax consequences to the Company or its subsidiaries

To the extent that a participant recognizes ordinary income in the circumstances described above, the Company or the subsidiary for which the participant performs services will be entitled to a corresponding deduction from any applicable federal income tax; provided that, among other things, the income meets the test of reasonableness, is an ordinary and necessary business expense, is not an "excess parachute payment" within the meaning of Section 280G of the Code and is not disallowed by the $1.0 million limitation on certain executive compensation under Section 162(m) of the Code.

Registration with the SEC

We intend to file a Registration Statement on Form S-8 relating to the issuance of shares of Common Stock under the Amended Plan with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, as soon as practicable after approval of the Amended Plan by our stockholders.

The Board recommends that you vote "FOR" the approval of the Amended Plan.

Please see "Equity Compensation Plan Information" table above for information as of December 31, 2025 regarding securities authorized for issuance under the Company's equity compensation plans.

STOCKHOLDER PROPOSALS FOR 2027 ANNUAL MEETING

A stockholder who would like a proposal considered for inclusion in our proxy statement relating to our 2027 annual meeting pursuant to Rule 14a-8 ("Rule 14a-8") under the Exchange Act must be received by the Corporate Secretary of the Company no later than December 31, 2026 and must otherwise comply with Rule 14a-8.

Any stockholder proposals received outside of the Rule 14a-8 procedure for consideration at our 2027 annual meeting must be received by the Corporate Secretary of the Company between February 11, 2027 and March 13, 2027. If, however, the date of the 2027 annual meeting is changed by more than 30 days from the anniversary date of this year's Annual Meeting, the stockholder notice described above will be deemed timely if it is received not later than the close of business on the later of the 90th calendar day prior to such annual meeting and the 10th calendar day after public announcement of the date of such meeting. Such proposals must be addressed to Magnachip Semiconductor Corporation, c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581, Attention: Secretary. We also encourage you to also submit any such proposal via email to investors@magnachip.com. If we do not receive such notice within the timeframe described above, the notice will be considered untimely and the proposal may not be brought.

In addition to the timely notice requirements, a stockholder's proposal for nominees for directors must comply with Section 2.15 of the Company's bylaws and other applicable procedures described therein or established by our Nominating and Corporate Governance Committee. See "The Board of Directors and Corporate Governance—Nominating and Corporate Governance Committee." Stockholder proposals related to other business must also comply with Section 1.10 of the Company's bylaws. Furthermore, any stockholder proposal must comply with all applicable requirements of the Exchange Act and the rules and regulations thereunder. In addition, shareholders who intend to solicit proxies in support of director nominees other than the company's nominees must also comply with the additional requirements of Rule 14a-19(b) under the Exchange Act.

Our proxy for the 2027 annual meeting will grant authority to the persons named therein to exercise their voting discretion with respect to any matter of which we did not receive notice between February 11, 2027 and March 13, 2027. Notices should be submitted to the address set forth above.

SOLICITATION OF PROXIES

We will bear the costs of soliciting proxies from our stockholders. In addition to the use of the mails, proxies may be solicited by our directors, officers and employees by personal interview, telephone or telegram. Such directors, officers and employees will not be additionally compensated for such solicitation, but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Arrangements will also be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of our Common Stock held of record by such persons, and we will reimburse such brokerage houses, custodians, nominees and fiduciaries for reasonable out-of-pocket expenses incurred in connection therewith.

OTHER MATTERS

     The directors know of no other matters which are likely to be brought before the Annual Meeting. The enclosed proxy card grants to the persons named in the proxy card the authority to vote in their best judgment regarding all other matters properly raised at the Annual Meeting.

By Order of the Board of Directors

/s/ Shinyoung Park
Chief Financial Officer and Secretary

April 30, 2026

MAGNACHIP SEMICONDUCTOR CORPORATION

2020 EQUITY AND INCENTIVE COMPENSATION PLAN

As Amended and Restated as of June 11, 2026

1. **Purpose.** The purpose of this Plan is to permit award grants to non-employee Directors, Officers, other Employees, and Consultants of the Participating Company Group, and to provide to such persons incentives and rewards for Service and/or performance.

2. **Definitions.** As used in this Plan:

    (a)   "Appreciation Right" means a right granted pursuant to **Section 5** of this Plan.

    (b)   "Award" means any Option, Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Share, Performance Unit, Cash Incentive Award or other award granted under this Plan.

    (c)   "Base Price" means the price to be used as the basis for determining the Spread upon the exercise of an Appreciation Right.

    (d)   "Board" means the Board of Directors of the Company.

    (e)   "Cash Incentive Award" means a cash award granted pursuant to **Section 8** of this Plan.

    (f)   "Cause" means, unless such term or an equivalent term is otherwise defined by the applicable Evidence of Award or other written agreement between a Participant and a Participating Company applicable to an Award, any of the following: (i) the Participant's failure to substantially perform the Participant's customary duties with a Participating Company in the ordinary course (other than such failure resulting from the Participant's incapacity due to physical or mental illness) that, if susceptible to cure, has not been cured as determined by the Participating Company within 30 days after a written demand for substantial performance is delivered to the Participant by the Participating Company, which demand specifically identifies the manner in which such entity believes that the Participant has not substantially performed the Participant's duties; (ii) the Participant's gross negligence, intentional misconduct or fraud in the performance of his or her Service; (iii) the Participant's indictment (or equivalent) for a felony or to a crime involving fraud or dishonesty; (iv) a judicial determination that the Participant committed fraud or dishonesty against any natural person, firm, partnership, limited liability company, association, corporation, company, trust, business trust, governmental authority or other entity; (v) the Participant's material violation of one or more of the Participating Company Group's policies applicable to the Participant's Service as may be in effect from time to time; or (vi) the Participant's conduct that brings or could reasonably be expected to bring the Participating Company Group into public disgrace or disrepute and that has a material adverse effect on the business of the Participating Company Group.

    (g)   "Change in Control" has the meaning set forth in **Section 12** of this Plan.

    (h)   "Code" means the Internal Revenue Code of 1986 and the regulations thereunder, as such law and regulations may be amended from time to time.

(i)   "Committee" means the Compensation Committee of the Board (or its successor(s)), or any other committee of the Board designated by the Board to administer this Plan pursuant to **Section 10** of this Plan.

(j)   "Company" means MagnaChip Semiconductor Corporation, a Delaware corporation, and its successors.

(k)   "Consultant" means a person engaged to provide consulting or advisory services (other than as an Employee or a member of the Board) to a Participating Company, provided that the identity of such person, the nature of such services or the entity to which such services are provided would not preclude the Company from offering or selling securities to such person pursuant to this Plan in reliance on registration on Form S-8 under the Securities Act.

(l)   "Date of Grant" means the date provided for by the Committee on which a grant of Options, Appreciation Rights, Performance Shares, Performance Units, Cash Incentive Awards, or other awards contemplated by **Section 9** of this Plan, or a grant or sale of Restricted Stock, Restricted Stock Units, or other awards contemplated by **Section 9** of this Plan, will become effective (which date will not be earlier than the date on which the Committee takes action with respect thereto).

(m)   "Director" means a member of the Board.

(n)   "Disability" means, unless such term or an equivalent term is otherwise defined by the applicable Evidence of Award or other written agreement between a Participant and a Participating Company applicable to an Award, the permanent and total disability of the Participant, within the meaning of Section 22(e)(3) of the Code.

(o)   "Dividend Equivalent Right" means the right of a Participant, granted at the discretion of the Committee or as otherwise provided by this Plan, to receive a credit for the account of such Participant in an amount equal to the cash dividends paid on one share of Stock for each share of Stock represented by an Award held by such Participant.

(p)   "Effective Date" means the date this Plan is approved by the Stockholders, which is June 11, 2020.

(q)   "Employee" means any person treated as an employee (including an Officer or a member of the Board who is also treated as an employee) in the records of a Participating Company and, with respect to any Incentive Stock Option granted to such person, who is an "employee" as defined under Section 3401(c) of the Code; provided, however, that neither service as a member of the Board nor payment of a Director's fee shall be sufficient to constitute employment for purposes of this Plan. The Company shall determine in good faith and in the exercise of its discretion whether an individual has become or has ceased to be an Employee and the effective date of such individual's employment or termination of employment, as the case may be.

(r)   "Evidence of Award" means an agreement, certificate, resolution or other type or form of writing or other evidence approved by the Committee that sets forth the terms and conditions of the Awards granted under this Plan. An Evidence of Award may be in an electronic medium, may be limited to notation on the books and records of the Company and, unless otherwise determined by the Committee, need not be signed by a representative of the Company or a Participant.

(s)   "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time, and the rules and regulations thereunder, as such law, rules and regulations may be amended from time to time.

(t)   "Exercise Price" means the purchase price payable on exercise of an Option.

(u)   "Fair Market Value" means, as of any particular date, the closing price of a share of Stock as reported for that date on the New York Stock Exchange or, if the Stock is not then listed on the New York Stock Exchange, on any other national securities exchange on which the Stock is listed, or if there are no sales on such date, on the next preceding trading day during which a sale occurred. If there is no regular public trading market for the Stock, then the Fair Market Value shall be the fair market value as determined in good faith by the Committee. The Committee is authorized to adopt another fair market value pricing method, provided such method is stated in the applicable Evidence of Award and is in compliance with the fair market value pricing rules set forth in Section 409A.

(v)   "Incentive Stock Option" means an Option that is intended to qualify as an "incentive stock option" under Section 422 of the Code or any successor provision.

(w)   "Incumbent Director" means a Director who either (i) is a member of the Board as of the Effective Date or (ii) is elected, or nominated for election, to the Board with the affirmative votes of at least a majority of the Incumbent Directors at the time of such election or nomination (but excluding a Director who was elected or nominated in connection with an actual or threatened proxy contest relating to the election of Directors of the Company).

(x)   "Management Objectives" means the measurable performance objective or objectives established pursuant to this Plan for Participants who have received grants of Performance Shares, Performance Units or Cash Incentive Awards or, when so determined by the Committee, Options, Appreciation Rights, Restricted Stock, Restricted Stock Units, Dividend Equivalent Rights or other awards pursuant to this Plan. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Management Objectives unsuitable, the Committee may in its discretion modify such Management Objectives or the goals or actual levels of achievement regarding the Management Objectives, in whole or in part, as the Committee deems appropriate and equitable, to the extent permitted by applicable law.

(y)   "Nonstatutory Stock Option" means an Option not intended to be (as set forth in the Evidence of Award) or which does not qualify as an incentive stock option within the meaning of Section 422(b) of the Code.

(z)   "Officer" means any person designated by the Board as an officer of the Company.

(aa)   "Optionee" means the optionee named in an Evidence of Award evidencing an outstanding Option.

(bb)   "Option" means the right to purchase Stock upon exercise of an Award granted pursuant to **Section 4** of this Plan.

(cc)   "Ownership Change Event" means the occurrence of any of the following with respect to the Company: (i) the direct or indirect sale or exchange in a single or series of related transactions by the Stockholders of securities of the Company representing more than fifty percent (50%) of the total combined voting power of the Company's then outstanding securities entitled to vote generally in the election of Directors; (ii) a merger or consolidation in which the Company is a party; or (iii) the sale, exchange, or transfer of all or substantially all of the assets of the Company (other than a sale, exchange or transfer to one or more subsidiaries of the Company).

(dd)   "Participant" means a person who is selected by the Committee to receive benefits under this Plan and who is at the time (i) a non-employee Director, (ii) an Officer or other Employee, or (iii) a Consultant.

(ee)   "Participating Company" means the Company or any Subsidiary.

(ff)   "Participating Company Group" means, at any point in time, the Company and all other entities collectively which are then Participating Companies.

(gg)   "Performance Period" means, in respect of any Award with Management Objectives, a period of time established within which the Management Objectives relating to such Award are to be achieved.

(hh)   "Performance Share" means a bookkeeping entry that records the equivalent of one share of Stock awarded pursuant to **Section 8** of this Plan.

(ii)   "Performance Unit" means a bookkeeping entry awarded pursuant to **Section 8** of this Plan that records a unit equivalent to $1.00 or such other value as is determined by the Committee.

(jj)   "Plan" means this MagnaChip Semiconductor Corporation 2020 Equity and Incentive Compensation Plan, as may be amended or amended and restated from time to time.

(kk)   "Predecessor Plans" means the MagnaChip Semiconductor Corporation 2011 Equity Incentive Plan, as amended or amended and restated from time to time, and the MagnaChip Semiconductor LLC 2009 Common Unit Plan, as amended or amended and restated from time to time.

(ll)   "Restricted Stock" means Stock granted or sold pursuant to **Section 6** of this Plan as to which neither the substantial risk of forfeiture nor the prohibition on transfers has expired.

(mm)   "Restricted Stock Units" means an Award made pursuant to **Section 7** of this Plan of the right to receive Stock, cash or a combination thereof at the end of the applicable Restriction Period.

(nn)   "Restriction Period" means the period of time during which Restricted Stock Units are subject to restrictions, as provided in **Section 7** of this Plan.

(oo)   "Section 409A" means Section 409A of the Code.

(pp)   "Section 409A Deferred Compensation" means compensation provided pursuant to an Award that constitutes nonqualified deferred compensation within the meaning of Section 409A.

(qq)   "Securities Act" means the Securities Act of 1933, as amended.

(rr)   "Service" means, unless such term or an equivalent term is otherwise defined by the applicable Evidence of Award or other written agreement between a Participant and a Participating Company applicable to an Award, Participant's employment or service with the Participating Company Group, whether as an Employee, a Director or a Consultant. Unless otherwise provided by the Committee, a Participant's Service shall not be deemed to have terminated merely because of a change in the capacity in which the Participant renders such Service or a change in the Participating Company for which the Participant renders such Service, provided that there is no interruption or termination of the Participant's Service. Furthermore, a Participant's Service shall not be deemed to have been interrupted or terminated if the Participant takes any military leave, sick leave or other bona fide leave of absence approved by the Company, provided that the Company shall have discretion to determine the length of any such leave for the purposes of this definition. A Participant's Service shall be deemed to have terminated either upon an actual termination of Service or upon the business entity for which the Participant performs Service ceasing to be a Participating Company. Subject to the foregoing, the Company, in its discretion, shall determine whether the Participant's Service has terminated and the effective date of such termination.

(ss) "Spread" means the excess of the Fair Market Value on the date when an Appreciation Right is exercised over the Base Price provided for with respect to the Appreciation Right.

(tt) "Stock" means the common stock, par value $0.01 per share, of the Company or any security into which such common stock may be changed by reason of any transaction or event of the type referred to in **Section 11** of this Plan.

(uu) "Stockholder" means an individual or entity that owns one or more shares of Stock.

(vv) "Subsidiary" means a corporation, company or other entity (i) more than 50% of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, joint venture, limited liability company, unincorporated association or other similar entity), but more than 50% of whose ownership interest representing the right generally to make decisions for such other entity is, now or hereafter, owned or controlled, directly or indirectly, by the Company; provided, however, that for purposes of determining whether any person may be a Participant for purposes of any grant of Incentive Stock Options, "Subsidiary" means any corporation in which the Company at the time owns or controls, directly or indirectly, more than 50% of the total combined voting power of the then outstanding securities entitled to vote generally in the election of Directors in the case of the Company or members of the board of directors or similar body in the case of another entity represented by all classes of stock issued by such corporation.

3. **Shares Available Under this Plan.**

(a) Maximum Shares Available Under this Plan.

(i) Subject to adjustment as provided in **Section 11** of this Plan and the share counting rules set forth in **Section 3(b)** of this Plan, the number of shares of Stock available under this Plan for Awards of (A) Options or Appreciation Rights, (B) Restricted Stock, (C) Restricted Stock Units, (D) Performance Shares or Performance Units, (E) Awards contemplated by **Section 9** of this Plan, or (F) Dividend Equivalent Rights with respect to Awards made under this Plan will not exceed in the aggregate (x) 5,304,168 shares of Stock, which is inclusive of shares previously authorized for issuance under this Plan but does not include shares of Stock that are subject to Awards granted under this Plan or the Predecessor Plans as of the Effective Date, plus (y) the Stock that is subject to Awards granted under this Plan or the Predecessor Plans that is added (or added back, as applicable) to the aggregate number of shares of Stock available under subsection (x) pursuant to the share counting rules set forth in **Section 3(b)** of this Plan. Such shares may be shares of original issuance or treasury shares or a combination of the foregoing.

(ii) Subject to the share counting rules set forth in **Section 3(b)** of this Plan, the aggregate number of shares of Stock available under **Section 3(a)(i)** of this Plan will be reduced by one share of Stock for every one share of Stock subject to an Award granted under this Plan.

(b) Share Counting Rules.

(i) Except as provided in **Section 22** of this Plan, if any Award granted under this Plan (in whole or in part) is cancelled or forfeited, expires, is settled for cash, or is unearned, the Stock subject to such Award will, to the extent of such cancellation, forfeiture, expiration, cash settlement, or unearned amount, again be available under **Section 3(a)(i)** above.

(ii) If, after the Effective Date, any Stock subject to an award granted under the Predecessor Plans is forfeited, or an award granted under the Predecessor Plans (in whole or in part) is cancelled or forfeited, expires, is settled for cash, or is unearned, the Stock subject to such award will, to the extent of such cancellation, forfeiture, expiration, cash settlement, or unearned amount, be available for Awards under this Plan.

(iii) Notwithstanding anything to the contrary contained in this Plan: (A) Stock withheld by the Company, tendered or otherwise used in payment of the Exercise Price of an Option will not be added (or added back, as applicable) to the aggregate number of shares of Stock available under **Section 3(a)(i)** of this Plan; (B) Stock withheld by the Company, tendered or otherwise used to satisfy tax withholding will not be added (or added back, as applicable) to the aggregate number of shares of Stock available under **Section 3(a)(i)** of this Plan; (C) Stock subject to a share-settled Appreciation Right that is not actually issued in connection with the settlement of such Appreciation Right on the exercise thereof will not be added back to the aggregate number of shares of Stock available under **Section 3(a)(i)** of this Plan; and (D) Stock reacquired by the Company on the open market or otherwise using cash proceeds from the exercise of Options will not be added (or added back, as applicable) to the aggregate number of shares of Stock available under **Section 3(a)(i)** of this Plan.

(iv) If, under this Plan, a Participant has elected to give up the right to receive compensation in exchange for Stock based on Fair Market Value, such Stock will not count against the aggregate limit under **Section 3(a)(i)** of this Plan.

(c) _Limit on Incentive Stock Options_. Notwithstanding anything to the contrary contained in this Plan, and subject to adjustment as provided in **Section 11** of this Plan, the aggregate number of shares of Stock actually issued or transferred by the Company upon the exercise of Incentive Stock Options will not exceed 5,304,168 shares of Stock.

(d) _Non-Employee Director Compensation Limit_. Notwithstanding anything to the contrary contained in this Plan, in no event will any non-employee Director in any one calendar year be granted compensation for such Service having an aggregate maximum value (measured at the Date of Grant as applicable, and calculating the value of any Awards based on the grant date fair value for financial reporting purposes) in excess of $650,000.

4. **Options.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to Participants of Options. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each grant will specify the number of shares of Stock to which it pertains subject to the limitations set forth in **Section 3** of this Plan.

(b) Each grant will specify an Exercise Price per share of Stock, which Exercise Price (except with respect to Awards under **Section 22** of this Plan) may not be less than the Fair Market Value on the Date of Grant.

(c)   Each grant will specify whether the Exercise Price will be payable (i) in cash, by check acceptable to the Company or by wire transfer of immediately available funds, (ii) by the actual or constructive transfer to the Company of Stock owned by the Optionee having a value at the time of exercise equal to the total Exercise Price, (iii) subject to any conditions or limitations established by the Committee, by the withholding of Stock otherwise issuable upon exercise of an Option pursuant to a "net exercise" arrangement (it being understood that, solely for purposes of determining the number of treasury shares held by the Company, the Stock so withheld will not be treated as issued and acquired by the Company upon such exercise), (iv) by a combination of such methods of payment, or (v) by such other methods as may be approved by the Committee.

(d)   To the extent permitted by law, any grant may provide for deferred payment of the Exercise Price from the proceeds of sale through a bank or broker on a date satisfactory to the Company of some or all of the Stock to which such exercise relates.

(e)   Each grant will specify the period or periods of continuous Service by the Optionee with the Participating Company Group, if any, that is necessary before any Options or installments thereof will vest. Options may provide for continued vesting or the earlier vesting of such Options, including in the event of the retirement, death, Disability or termination of Service of a Participant or in the event of a Change in Control.

(f)   Any grant of Options may specify Management Objectives regarding the vesting of such rights.

(g)   Options granted under this Plan may be (i) Incentive Stock Options (ii) Nonstatutory Stock Options or (iii) combinations of the foregoing.

(h)   No Option will be exercisable more than 10 years from the Date of Grant. The Committee may provide in any Evidence of Award for the automatic exercise of an Option upon such terms and conditions as established by the Committee.

(i)   Options granted under this Plan may not provide for any dividends or Dividend Equivalent Rights thereon.

(j)   Each grant of Options will be evidenced by an Evidence of Award. Each Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

5.   **Appreciation Rights.**

(a)   The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting to any Participant of Appreciation Rights. An Appreciation Right will be the right of the Participant to receive from the Company an amount determined by the Committee, which will be expressed as a percentage of the Spread (not exceeding 100%) at the time of exercise.

(b)   Each grant of Appreciation Rights may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

     (i)   Each grant may specify that the amount payable on exercise of an Appreciation Right will be paid by the Company in cash, Stock or any combination thereof.

     (ii)   Each grant will specify the period or periods of continuous Service by the Participant with the Participating Company Group, if any, that is necessary before the Appreciation Rights or installments thereof will vest. Appreciation

Rights may provide for continued vesting or the earlier vesting of such Appreciation Rights, including in the event of the retirement, death, Disability or termination of Service of a Participant or in the event of a Change in Control.

(iii)   Any grant of Appreciation Rights may specify Management Objectives regarding the vesting of such Appreciation Rights.

(iv)   Appreciation Rights granted under this Plan may not provide for any dividends or Dividend Equivalent Rights thereon.

(v)   Each grant of Appreciation Rights will specify in respect of each Appreciation Right a Base Price, which (except with respect to Awards under **Section 22** of this Plan) may not be less than the Fair Market Value on the Date of Grant.

(vi)   No Appreciation Right granted under this Plan may be exercised more than 10 years from the Date of Grant. The Committee may provide in any Evidence of Award for the automatic exercise of an Appreciation Right upon such terms and conditions as established by the Committee.

6.   **Restricted Stock.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the grant or sale of Restricted Stock to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a)   Each such grant or sale will constitute an immediate transfer of the ownership of Stock to the Participant in consideration of the performance of services, entitling such Participant to voting, dividend and other ownership rights (subject in particular to **Section 6(g)** of this Plan), but subject to the substantial risk of forfeiture and restrictions on transfer hereinafter described.

(b)   Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Fair Market Value on the Date of Grant.

(c)   Each such grant or sale will provide that the Restricted Stock covered by such grant or sale will be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Committee on the Date of Grant or until achievement of Management Objectives referred to in **Section 6(e)** of this Plan.

(d)   Each such grant or sale will provide that during or after the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Stock will be prohibited or restricted in the manner and to the extent prescribed by the Committee on the Date of Grant (which restrictions may include rights of repurchase or first refusal of the Company or provisions subjecting the Restricted Stock to a continuing substantial risk of forfeiture while held by any transferee).

(e)   Any grant of Restricted Stock may specify Management Objectives regarding the vesting of such Restricted Stock.

(f)   Notwithstanding anything to the contrary contained in this Plan, Restricted Stock may provide for continued vesting or the earlier vesting of such Restricted Stock, including in the event of the retirement, death, Disability or termination of Service of a Participant or in the event of a Change in Control.

(g)   Any such grant or sale of Restricted Stock may require that any and all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and/or reinvested in additional Restricted Stock, which will be subject to the same restrictions as the underlying Award. For the avoidance of doubt, any such dividends or other distributions on Restricted Stock will be deferred until, and paid contingent upon, the vesting of such Restricted Stock.

(h) Each grant or sale of Restricted Stock will be evidenced by an Evidence of Award. Each Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve. Unless otherwise directed by the Committee, (i) all certificates representing Restricted Stock will be held in custody by the Company until all restrictions thereon will have lapsed, together with a stock power or powers executed by the Participant in whose name such certificates are registered, endorsed in blank and covering such shares or (ii) all Restricted Stock will be held at the Company's transfer agent in book entry form with appropriate restrictions relating to the transfer of such Restricted Stock.

7. **Restricted Stock Units.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting or sale of Restricted Stock Units to Participants. Each such grant or sale may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a) Each such grant or sale will constitute the agreement by the Company to deliver Stock or cash, or a combination thereof, to the Participant in the future in consideration of the performance of services, but subject to the fulfillment of such conditions (which may include achievement regarding Management Objectives) during the Restriction Period as the Committee may specify.

(b) Each such grant or sale may be made without additional consideration or in consideration of a payment by such Participant that is less than the Fair Market Value on the Date of Grant.

(c) Notwithstanding anything to the contrary contained in this Plan, Restricted Stock Units may provide for continued vesting or the earlier lapse or other modification of the Restriction Period, including in the event of the retirement, death, Disability or termination of Service of a Participant or in the event of a Change in Control.

(d) During the Restriction Period, the Participant will have no right to transfer any rights under his or her Award and will have no rights of ownership in the Stock deliverable upon payment of the Restricted Stock Units and will have no right to vote them, but the Committee may, at or after the Date of Grant, authorize the payment of Dividend Equivalent Rights on such Restricted Stock Units on a deferred and contingent basis, either in cash or in additional Stock; provided, however, that Dividend Equivalent Rights or other distributions on Stock underlying Restricted Stock Units shall be deferred until and paid contingent upon the vesting of such Restricted Stock Units.

(e) Each grant or sale of Restricted Stock Units will specify the time and manner of payment of the Restricted Stock Units that have been earned. Each grant or sale will specify that the amount payable with respect thereto will be paid by the Company in Stock or cash, or a combination thereof.

(f) Each grant or sale of Restricted Stock Units will be evidenced by an Evidence of Award. Each Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

8. **Cash Incentive Awards, Performance Shares and Performance Units.** The Committee may, from time to time and upon such terms and conditions as it may determine, authorize the granting of Cash Incentive Awards, Performance Shares and Performance Units. Each such grant may utilize any or all of the authorizations, and will be subject to all of the requirements, contained in the following provisions:

(a)   Each grant will specify the number or amount of Performance Shares or Performance Units, or amount payable with respect to a Cash Incentive Award, to which it pertains, which number or amount may be subject to adjustment to reflect changes in compensation or other factors.

(b)   Each grant of a Cash Incentive Award, Performance Shares or Performance Units will specify Management Objectives regarding the earning of the Award.

(c)   The Performance Period with respect to each Cash Incentive Award or grant of Performance Shares or Performance Units will be such period of time as will be determined by the Committee, which may be subject to continued vesting or earlier lapse or other modification, including in the event of the retirement, death, Disability or termination of Service of a Participant or in the event of a Change in Control.

(d)   Each grant will specify the time and manner of payment of a Cash Incentive Award, Performance Shares or Performance Units that have been earned.

(e)   The Committee may, on the Date of Grant of Performance Shares or Performance Units, provide for the payment of Dividend Equivalent Rights to the holder thereof either in cash or in additional Stock, which Dividend Equivalent Rights will be subject to deferral and payment on a contingent basis based on the Participant's earning and vesting of the Performance Shares or Performance Units, as applicable, with respect to which such Dividend Equivalent Rights are paid.

(f)   Each grant of a Cash Incentive Award, Performance Shares or Performance Units will be evidenced by an Evidence of Award. Each Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve.

9.   **Other Awards.**

(a)   Subject to applicable law and the applicable limits set forth in **Section 3** of this Plan, the Committee may authorize the grant to any Participant of Stock or such other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock or factors that may influence the value of such shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, awards with value and payment contingent upon performance of any specified Participating Company, affiliates or business units thereof or any other factors designated by the Committee, and awards valued by reference to the book value of the Stock or the value of securities of, or the performance of specified Participating Companies, affiliates or business units of Participating Companies. The Committee will determine the terms and conditions of such awards. Stock delivered pursuant to an award in the nature of a purchase right granted under this **Section 9** will be purchased for such consideration, paid for at such time, by such methods, and in such forms, including, without limitation, Stock, other awards, notes or other property, as the Committee determines.

(b)   Cash awards, as an element of or supplement to any other award granted under this Plan, may also be granted pursuant to this **Section 9**.

(c)   The Committee may authorize the grant of Stock as a bonus, or may authorize the grant of other awards in lieu of obligations of the Participating Company to pay cash or deliver other property under this Plan or under other plans or compensatory arrangements, subject to such terms as will be determined by the Committee in a manner that complies with Section 409A.

(d)   The Committee may, at or after the Date of Grant, authorize the payment of dividends or Dividend Equivalent Rights on awards granted under this **Section 9** on a deferred and contingent basis, either in cash or in additional Stock, based upon the earning and vesting of such awards.

(e)   Each grant of an award under this **Section 9** will be evidenced by an Evidence of Award. Each such Evidence of Award will be subject to this Plan and will contain such terms and provisions, consistent with this Plan, as the Committee may approve, and will specify the time and terms of delivery of the applicable award.

(f)   Notwithstanding anything to the contrary contained in this Plan, awards under this **Section 9** may provide for the earning or vesting of, or earlier elimination of restrictions applicable to, such award, including in the event of the retirement, death, Disability or termination of Service of a Participant or in the event of a Change in Control.

10.   **Administration of this Plan.**

(a)   This Plan will be administered by the Committee; provided, however, that notwithstanding anything in this Plan to the contrary, the Board may grant Awards under this Plan to non-employee Directors and administer this Plan with respect to such Awards. The Committee may from time to time delegate all or any part of its authority under this Plan to a subcommittee thereof. To the extent of any such delegation, references in this Plan to the Committee will be deemed to be references to such subcommittee.

(b)   The interpretation and construction by the Committee of any provision of this Plan or of any Evidence of Award (or related documents) and any determination by the Committee pursuant to any provision of this Plan or of any such agreement, notification or document will be final and conclusive. No member of the Committee shall be liable for any such action or determination made in good faith. In addition, the Committee is authorized to take any action it determines in its sole discretion to be appropriate subject only to the express limitations contained in this Plan, and no authorization in any Plan section or other provision of this Plan is intended or may be deemed to constitute a limitation on the authority of the Committee.

(c)   To the extent permitted by law, the Committee may delegate to one or more of its members, to one or more Officers of the Company, or to one or more agents or advisors, such administrative duties or powers as it may deem advisable, and the Committee, the subcommittee, or any person to whom duties or powers have been delegated as aforesaid, may employ one or more persons to render advice with respect to any responsibility the Committee, the subcommittee or such person may have under this Plan. The Committee may, by resolution, authorize one or more Officers of the Company to do one or both of the following on the same basis as the Committee: (i) designate Employees to be recipients of Awards under this Plan; and (ii) determine the size of any such Awards; provided, however, that (A) the Committee will not delegate such responsibilities to any such Officer for Awards granted to an Employee who is an "officer" (for purposes of Section 16 of the Exchange Act), Director, or more than 10% "beneficial owner" (as such term is defined in Rule 13d-3 promulgated under the Exchange Act) of any class of the Company's equity securities that is registered pursuant to Section 12 of the Exchange Act, as determined by the Committee in accordance with Section 16 of the Exchange Act; (B) the resolution providing for such authorization shall set forth the total number of shares of Stock such Officer(s) may grant; and (C) the Officer(s) will report periodically to the Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated.

11.   **Adjustments.** The Committee shall make or provide for such adjustments in the number of and kind of shares of Stock covered by outstanding Options, Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Shares and Performance Units granted hereunder and, if applicable, in the number of and kind of shares of Stock covered by other awards granted pursuant to **Section 9** of this Plan, in the Exercise Price and Base Price provided in outstanding Options and Appreciation Rights, respectively, in Cash Incentive Awards, and in other Award terms, as the Committee, in its sole discretion, exercised in good faith, determines is equitably required to prevent dilution or enlargement of the rights of Participants that otherwise would result from (a) any extraordinary cash dividend, stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of the Company, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial

or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. Moreover, in the event of any such transaction or event or in the event of a Change in Control, the Committee may provide in substitution for any or all outstanding Awards under this Plan such alternative consideration (including cash), if any, as it, in good faith, may determine to be equitable in the circumstances and shall require in connection therewith the surrender of all Awards so replaced in a manner that complies with Section 409A. In addition, for each Option or Appreciation Right with an Exercise Price or Base Price, respectively, greater than the consideration offered in connection with any such transaction or event or Change in Control, the Committee may in its discretion elect to cancel such Option or Appreciation Right without any payment to the person holding such Option or Appreciation Right. The Committee shall also make or provide for such adjustments in the number of shares of Stock specified in **Section 3** of this Plan as the Committee in its sole discretion, exercised in good faith, determines is appropriate to reflect any transaction or event described in this **Section 11**; provided, however, that any such adjustment to the number specified in **Section 3(c)** of this Plan will be made only if and to the extent that such adjustment would not cause any Option intended to qualify as an Incentive Stock Option to fail to so qualify.

12.   **Change in Control**. For purposes of this Plan, except as may be otherwise prescribed by the Committee in an Evidence of Award made under this Plan, a "Change in Control" will be deemed to have occurred upon the occurrence (after the Effective Date) of any one or a combination of the following events:

(a)   any "person" (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) becomes the "beneficial owner" (as such term is defined in Rule 13d-3 promulgated under the Exchange Act), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the total Fair Market Value or total combined voting power of the Company's then-outstanding securities entitled to vote generally in the election of Directors; provided, however, that a Change in Control shall not be deemed to have occurred if such degree of beneficial ownership results from any of the following: (i) an acquisition by any person who on the Effective Date is the beneficial owner of more than fifty percent (50%) of such voting power, (ii) any acquisition directly from the Company, including, without limitation, pursuant to or in connection with a public offering of securities, (iii) any acquisition by the Company, (iv) any acquisition by a trustee or other fiduciary under an employee benefit plan of the Participating Company Group or (v) any acquisition by an entity owned directly or indirectly by the Stockholders in substantially the same proportions as their ownership of the voting securities of the Company; or

(b)   an Ownership Change Event or series of related Ownership Change Events (collectively, a "Transaction") in which the Stockholders immediately before the Transaction do not retain immediately after the Transaction direct or indirect beneficial ownership of more than fifty percent (50%) of the total combined voting power of the outstanding securities entitled to vote generally in the election of Directors or, in the case of an Ownership Change Event described in **Section 2(cc)(iii)**, the entity to which the assets of the Company were transferred (the "Transferee"), as the case may be; or

(c)   consummation of a complete liquidation or dissolution of the Company after approval of the same by the stockholders of the Company; provided, however, that a Change in Control shall be deemed not to include a transaction described in subsections (a) or (b) of this **Section 12** in which a majority of the members of the board of directors of the continuing, surviving or successor entity, or parent thereof, immediately after such transaction is comprised of Incumbent Directors.

For purposes of the preceding sentence, indirect beneficial ownership shall include, without limitation, an interest resulting from ownership of the voting securities of one or more corporations or other business entities which own the Company or the Transferee, as the case may be, either directly or through one or more Subsidiary Corporations or other business entities. The Committee shall determine whether multiple acquisitions of the voting securities of the Company and/or multiple Ownership Change Events are related and to be treated in the aggregate as a single Change in Control, and its determination shall be final, binding and conclusive.

13.   **Detrimental Activity and Recapture Provisions**. Any Evidence of Award may reference a clawback policy of the Company or provide for the cancellation or forfeiture of an Award or the forfeiture and

repayment to the Company of any gain related to an Award, or other provisions intended to have a similar effect, upon such terms and conditions as may be determined by the Committee from time to time, if a Participant, either (a) during the Participant's Service with the Participating Company Group, or (b) within a specified period after termination of such Service, engages in any detrimental activity, as described in the applicable Evidence of Award or such clawback policy. In addition, notwithstanding anything in this Plan to the contrary, any Evidence of Award or such clawback policy may also provide for the cancellation or forfeiture of an Award or the forfeiture and repayment to the Company of any Stock issued under and/or any other benefit related to an Award, or other provisions intended to have a similar effect, including upon such terms and conditions as may be required by the Committee or under Section 10D of the Exchange Act and any applicable rules or regulations promulgated by the Securities and Exchange Commission or any national securities exchange or national securities association on which the Stock may be traded.

14.   **Accommodations for Participants of Different Nationalities.** In order to facilitate the making of any grant or combination of grants under this Plan, the Committee may provide for such special terms for Awards to Participants as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom given that Participants are expected to be nationals of the United States of America and other countries, or to provide Services to the Participating Company Group both within and outside of the United States of America. Moreover, the Committee may approve such supplements to or amendments, restatements or alternative versions of this Plan (including sub-plans) (to be considered part of this Plan) as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the secretary or other appropriate Officer of the Company may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements, amendments or restatements, however, will include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the Stockholders.

15.   **Transferability.**

(a)   Except as otherwise determined by the Committee, and subject to compliance with **Section 17(b)** of this Plan and Section 409A, no Option, Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Share, Performance Unit, Cash Incentive Award, award contemplated by **Section 9** of this Plan or Dividend Equivalent Rights paid with respect to Awards made under this Plan will be transferable by the Participant except by will or the laws of descent and distribution. In no event will any such Award granted under this Plan be transferred for value. Where transfer is permitted, references to "Participant" shall be construed, as the Committee deems appropriate, to include any permitted transferee to whom such Award is transferred. Except as otherwise determined by the Committee, Options and Appreciation Rights will be exercisable during the Participant's lifetime only by him or her or, in the event of the Participant's legal incapacity to do so, by his or her guardian or legal representative acting on behalf of the Participant in a fiduciary capacity under state law or court supervision.

(b)   The Committee may specify on the Date of Grant that part or all of the Stock that is (i) to be issued or transferred by the Company upon the exercise of Options or Appreciation Rights, upon the termination of the Restriction Period applicable to Restricted Stock Units or upon payment under any grant of Performance Shares or Performance Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in **Section 6** of this Plan, will be subject to further restrictions on transfer, including minimum holding periods.

16.   **Withholding Taxes.** To the extent that the Company is required to withhold federal, state, local or foreign taxes or other amounts in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Company for such withholding are insufficient, it will be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes or other amounts required to be withheld, which arrangements may include relinquishment of a portion of such benefit. With respect to Participants who are "officers" subject to Section 16 of the Exchange Act, if the Participant's benefit is to be received in the form of Stock, then, unless otherwise determined by the Committee, the Company will withhold from the Stock required to be delivered to the Participant, shares of Stock having a value equal to the amount

required to be withheld under applicable income and employment tax laws. With respect to Participants who are not "officers" subject to Section 16 of the Exchange Act, if the Participant's benefit is to be received in the form of Stock, then, the Company may withhold from the Stock required to be delivered to the Participant, shares of Stock having a value equal to the amount required to be withheld under applicable income and employment tax laws. The Stock used for tax or other withholding will be valued at an amount equal to the Fair Market Value of such Stock on the date the benefit is to be included in Participant's income. In no event will the Fair Market Value of the Stock to be withheld and delivered pursuant to this **Section 16** exceed the minimum amount required to be withheld, unless (i) an additional amount can be withheld and not result in adverse accounting consequences, (ii) such additional withholding amount is authorized by the Committee, and (iii) the total amount withheld does not exceed the Participant's estimated tax obligations attributable to the applicable transaction. Participants will also make such arrangements as the Company may require for the payment of any withholding tax or other obligation that may arise in connection with the disposition of Stock acquired upon the exercise of Options.

17.   **Compliance with Section 409A.**

(a)   To the extent applicable, it is intended that this Plan and any grants made hereunder comply with the provisions of Section 409A, so that the income inclusion provisions of Section 409A(a)(1) of the Code do not apply to the Participants. This Plan and any grants made hereunder will be administered in a manner consistent with this intent. Any reference in this Plan to Section 409A will also include any regulations or any other formal guidance promulgated with respect to such section by the U.S. Department of the Treasury or the Internal Revenue Service.

(b)   Neither a Participant nor any of a Participant's creditors or beneficiaries will have the right to subject any Section 409A Deferred Compensation payable under this Plan and grants hereunder to any anticipation, alienation, sale, transfer, assignment, pledge, encumbrance, attachment or garnishment. Except as permitted under Section 409A, any Section 409A Deferred Compensation payable to a Participant or for a Participant's benefit under this Plan and grants hereunder may not be reduced by, or offset against, any amount owed by a Participant to the Company or any of its Subsidiaries.

(c)   If, at the time of a Participant's separation from service (within the meaning of Section 409A), (i) the Participant will be a specified employee (within the meaning of Section 409A and using the identification methodology selected by the Company from time to time) and (ii) the Company makes a good faith determination that an amount payable hereunder constitutes Section 409A Deferred Compensation the payment of which is required to be delayed pursuant to the six-month delay rule set forth in Section 409A in order to avoid taxes or penalties under Section 409A, then the Company will not pay such amount on the otherwise scheduled payment date but will instead pay it, without interest, on the tenth business day of the seventh month after such separation from service.

(d)   Solely with respect to any Award that constitutes Section 409A Deferred Compensation and that is payable on account of a Change in Control (including any installments or stream of payments that are accelerated on account of a Change in Control), a Change in Control shall occur only if such event also constitutes a "change in the ownership," "change in effective control," and/or a "change in the ownership of a substantial portion of assets" of the Company as those terms are defined under Treasury Regulation §1.409A-3(i)(5), but only to the extent necessary to establish a time and form of payment that complies with Section 409A, without altering the definition of Change in Control for any purpose in respect of such Award.

(e)   Notwithstanding any provision of this Plan and grants hereunder to the contrary, in light of the uncertainty with respect to the proper application of Section 409A, the Company reserves the right to make amendments to this Plan and grants hereunder as the Company deems necessary or desirable to avoid the imposition of taxes or penalties under Section 409A. In any case, a Participant will be solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on a Participant or for a Participant's account in connection with this Plan and grants hereunder (including any taxes and penalties under Section 409A), and neither the Company nor any of its affiliates will have any obligation to indemnify or otherwise hold a Participant harmless from any or all of such taxes or penalties.

18. **Amendments.**

(a)   The Board may at any time and from time to time amend this Plan in whole or in part; provided, however, that if an amendment to this Plan, for purposes of applicable stock exchange rules and except as permitted under **Section 11** of this Plan, (i) would materially increase the benefits accruing to Participants under this Plan, (ii) would materially increase the number of securities which may be issued under this Plan, (iii) would materially modify the requirements for participation in this Plan, or (iv) must otherwise be approved by the Stockholders in order to comply with applicable law or the rules of the New York Stock Exchange or, if the Stock is not traded on the New York Stock Exchange, the principal national securities exchange upon which the Stock is traded or quoted, all as determined by the Board, then, such amendment will be subject to Stockholder approval and will not be effective unless and until such approval has been obtained.

(b)   Except in connection with a corporate transaction or event described in **Section 11** of this Plan or in connection with a Change in Control, the terms of outstanding Awards may not be amended to reduce the Exercise Price of outstanding Options or the Base Price of outstanding Appreciation Rights, or cancel outstanding "underwater" Options or Appreciation Rights (including following a Participant's voluntary surrender of "underwater" Options or Appreciation Rights) in exchange for cash, other awards or Options or Appreciation Rights with an Exercise Price or Base Price, as applicable, that is less than the Exercise Price of the original Options or Base Price of the original Appreciation Rights, as applicable, without Stockholder approval. This **Section 18(b)** is intended to prohibit the repricing of "underwater" Options and Appreciation Rights and will not be construed to prohibit the adjustments provided for in **Section 11** of this Plan. Notwithstanding any provision of this Plan to the contrary, this **Section 18(b)** may not be amended without approval by the Stockholders.

(c)   If permitted by Section 409A, but subject to the paragraph that follows, including in the case of termination of employment or service, or in the case of unforeseeable emergency or other circumstances or in the event of a Change in Control, to the extent a Participant holds an Option or Appreciation Right not immediately exercisable in full, or any Restricted Stock as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, or any Restricted Stock Units as to which the Restriction Period has not been completed, or any Cash Incentive Awards, Performance Shares or Performance Units which have not been fully earned, or any Dividend Equivalent Rights or other awards made pursuant to **Section 9** of this Plan subject to any vesting schedule or transfer restriction, or who holds Stock subject to any transfer restriction imposed pursuant to **Section 15(b)** of this Plan, the Committee may, in its sole discretion, provide for continued vesting or accelerate the time at which such Option, Appreciation Right or other award may vest or be exercised or the time at which such substantial risk of forfeiture or prohibition or restriction on transfer will lapse or the time when such Restriction Period will end or the time at which such Cash Incentive Awards, Performance Shares or Performance Units will be deemed to have been earned or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such Award.

(d)   Subject to **Section 18(b)** of this Plan, the Committee may amend the terms of any Award theretofore granted under this Plan prospectively or retroactively. Except for adjustments made pursuant to **Section 11** of this Plan, no such amendment will materially impair the rights of any Participant without his or her consent. The Board may, in its discretion, terminate this Plan at any time. Termination of this Plan will not affect the rights of Participants or their successors under any Awards outstanding hereunder and not exercised in full on the date of termination.

19. **Choice of Law**. Except to the extent governed by applicable federal law, the validity, interpretation, construction and performance of the Plan and each Evidence of Award shall be governed by the laws of the State of Delaware, without regard to its conflict of law rules.

20.   **Effective Date/Termination.** This Plan became effective as of the Effective Date. No grants will be made on or after the Effective Date under the Predecessor Plans, <u>provided</u> that outstanding awards granted under the Predecessor Plans will continue unaffected following the Effective Date. No grant will be made under this Plan on or after the tenth anniversary of the Effective Date, but all grants made prior to such date will continue in effect thereafter subject to the terms thereof and of this Plan. For clarification purposes, the terms and conditions of this Plan shall not apply to or otherwise impact previously granted and outstanding awards under the Predecessor Plans, as applicable. The Plan was amended and restated effective as of June 11, 2026 in order to increase the number of shares available for issuance under the Plan by 3,000,000 shares.

21.   **Miscellaneous Provisions.**

(a)   The Company will not be required to issue any fractional Stock pursuant to this Plan. The Committee may provide for the elimination of fractions or for the settlement of fractions in cash.

(b)   This Plan will not confer upon any Participant any right with respect to continuance of employment or other service with Participating Company Group, nor will it interfere in any way with any right any Participating Company would otherwise have to terminate such Participant's employment or other service at any time.

(c)   Except with respect to **Section 21(e)** of this Plan, to the extent that any provision of this Plan would prevent any Option that was intended to qualify as an Incentive Stock Option from qualifying as such, that provision will be null and void with respect to such Option. Such provision, however, will remain in effect for other Options and there will be no further effect on any provision of this Plan.

(d)   No Award under this Plan may be exercised by the holder thereof if such exercise, and the receipt of cash or shares thereunder, would be, in the opinion of counsel selected by the Company, contrary to law or the regulations of any duly constituted authority having jurisdiction over this Plan.

(e)   Absence on leave approved by a duly constituted Officer of the Company or any of its Subsidiaries will not be considered interruption or termination of service of any Employee for any purposes of this Plan or Awards granted hereunder.

(f)   No Participant will have any rights as a Stockholder with respect to any Stock subject to Awards granted to him or her under this Plan prior to the date as of which he or she is actually recorded as the holder of such Stock upon the share records of the Company.

(g)   The Committee may condition the grant of any Award or combination of Awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Participating Company Group to the Participant.

(h)   Except with respect to Options and Appreciation Rights, the Committee may permit Participants to elect to defer the issuance of Stock under this Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan and which are intended to comply with the requirements of Section 409A. The Committee also may provide that deferred issuances and settlements include the crediting of Dividend Equivalent Rights or interest on the deferral amounts.

(i)   If any provision of this Plan is or becomes invalid or unenforceable in any jurisdiction, or would disqualify this Plan or any Award under any law deemed applicable by the Committee, such provision will be construed or deemed amended or limited in scope to conform to applicable laws or, in the discretion of the Committee, it will be stricken and the remainder of this Plan will remain in full force and effect. Notwithstanding anything in this Plan or an Evidence of Award to the contrary, nothing in this Plan or in an Evidence of Award prevents a Participant from providing, without prior notice to the Company, information to governmental authorities regarding possible legal violations or otherwise testifying or participating in any investigation or proceeding by any governmental authorities regarding possible legal violations, and for purpose of clarity a Participant is not prohibited from providing information voluntarily to the Securities and Exchange Commission pursuant to Section 21F of the Exchange Act.

22. **Share-Based Awards in Substitution for Awards Granted by Another Company.** Notwithstanding anything in this Plan to the contrary:

(a) Awards may be granted under this Plan in substitution for or in conversion of, or in connection with an assumption of, stock options, SARs, restricted stock, restricted stock units or other share or share-based awards held by awardees of an entity engaging in a corporate acquisition or merger transaction with the Participating Company Group. Any conversion, substitution or assumption will be effective as of the close of the merger or acquisition, and, to the extent applicable, will be conducted in a manner that complies with Section 409A. The Awards so granted may reflect the original terms of the awards being assumed or substituted or converted for and need not comply with other specific terms of this Plan, and may account for Stock substituted for the securities covered by the original awards and the number of shares subject to the original awards, as well as any exercise or purchase prices applicable to the original awards, adjusted to account for differences in stock prices in connection with the transaction.

(b) In the event that a company acquired by the any Participating Company or with which any Participating Company merges has shares available under a pre-existing plan previously approved by stockholders and not adopted in contemplation of such acquisition or merger, the shares available for grant pursuant to the terms of such plan (as adjusted, to the extent appropriate, to reflect such acquisition or merger) may be used for awards made after such acquisition or merger under this Plan; provided, however, that awards using such available shares may not be made after the date awards or grants could have been made under the terms of the pre-existing plan absent the acquisition or merger, and may only be made to individuals who were not Employees or Directors of the Participating Company Group prior to such acquisition or merger.

(c) Any Stock that is issued or transferred by, or that are subject to any awards that are granted by, or become obligations of, the Company under **Sections 22(a)** or **22(b)** of this Plan will not reduce the Stock available for issuance or transfer under this Plan or otherwise count against the limits contained in **Section 3** of this Plan. In addition, no Stock subject to an award that is granted by, or becomes an obligation of, the Company under **Sections 22(a)** or **22(b)** of this Plan, will be added to the aggregate limit contained in **Section 3(a)(i)** of this Plan.

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

___

FORM 10-K

___

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission File Number 001-34791

___

Magnachip Semiconductor Corporation

(Exact name of registrant as specified in its charter)

___

Delaware	**83-0406195**
(State or Other Jurisdiction of Incorporation or Organization)	**(I.R.S. Employer Identification No.)**

c/o Magnachip Semiconductor, Ltd.
15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu
Cheongju-si, Chungcheongbuk-do, Republic of Korea 28581
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: +82 (2) 6903-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol**	**Name of each exchange on which registered**
Common Stock, par value $0.01 per share	**MX**	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

___

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   ☐ Yes   ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.   ☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☐	Accelerated Filer	☒
Non-Accelerated Filer	☐	Smaller Reporting Company	☒
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter. $139,249,768.

As of March 13, 2026, the registrant had 36,440,854 shares of common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its 2026 annual meeting of stockholders will be incorporated by reference into Part III of this Annual Report on Form 10-K or included by amendment to this report within 120 days after the end of the fiscal year to which this report relates.

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2025
TABLE OF CONTENTS

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PART I

INDUSTRY AND MARKET DATA

We have made statements in this Annual Report on Form 10-K for the year ended December 31, 2025 (this "Report") regarding our industry and our position in the industry based on our experience in the industry and our own views of market conditions, but we have not independently verified those statements. We do not have any obligation to announce or otherwise make publicly available updates or revisions to forecasts contained in these documents.

Statements made in this Report, unless the context otherwise requires, include the use of the terms "us," "we," "our," the "Company" and "Magnachip" to refer to Magnachip Semiconductor Corporation and its consolidated subsidiaries. The term "Korea" refers to the Republic of Korea or South Korea. On October 29, 2025, we completed the liquidation of Magnachip Mixed-Signal, Ltd. ("MMS"), our indirect wholly owned subsidiary that operated the Display business (the "Discontinued Business"), pursuant to our decision to discontinue that business.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We have made certain "forward-looking" statements in this Report within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), that involve risks and uncertainties. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, plans, objectives, future performance and business. You can identify these statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "intend," "plan," "believe" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events. All statements other than statements of historical facts included in this Report that address activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements.

These forward-looking statements are largely based on our expectations and beliefs concerning future events, which reflect estimates and assumptions made by our management. These estimates and assumptions reflect our best judgment based on currently known market conditions and other factors relating to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. Although we believe our estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond our control. In addition, management's assumptions about future events may prove to be inaccurate. Management cautions all readers that the forward-looking statements contained in this Report are not guarantees of future performance, and we cannot assure any reader that those statements will be realized or the forward-looking events and circumstances will occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to the factors listed in the "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections and elsewhere in this Report.

All forward-looking statements speak only as of the date of this Report. We do not intend to publicly update or revise any forward-looking statements as a result of new information or future events or otherwise, except as required by law. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

"Magnachip" is a registered trademark of us and our subsidiaries. All other product, service and company names mentioned in this Report are the service marks or trademarks of their respective owners.

Item 1. Business

General

We are a designer and manufacturer of analog and mixed-signal power semiconductor platform solutions for various applications, including industrial, automotive, communication, consumer and computing. We have a proven record with approximately 45 years of operating history, a portfolio of more than 950 registered patents and pending applications and extensive engineering and manufacturing process expertise. We develop and manufacture Power discrete ("Power Analog Solutions") products and Power integrated circuit ("IC") products. Power Analog Solutions products include metal oxide semiconductor field effect transistors ("MOSFETs") and insulated-gate bipolar transistors ("IGBTs") for a range of devices, including televisions, smartphones, mobile phones, wearable devices, desktop personal computers ("PCs"), notebook PCs, tablet PCs, servers, other consumer electronics, as well as automotive and industrial applications such as power suppliers, e-bikes, solar inverters, LED lighting and motor drives. Power IC products include AC-DC/DC-DC converters, LED drivers, regulators, power management integrated circuits ("PMICs") and level shifter for a range of devices, including televisions, wearable devices, notebooks, tablet PCs and others consumer electronics, as well as automotive applications.

The wide variety of our analog and mixed-signal power semiconductor products combined with our mature technology platform allows us to address multiple high-growth end markets and rapidly develop and introduce new products in response to market demands. Our design center and substantial manufacturing operations in Korea place us at the core of the global electronics device supply chain. We believe this enables us to quickly and efficiently respond to our customers' needs, and allows us to better serve and capture additional demand from existing and new customers. We have a long history of supplying and collaborating on product and technology development with leading innovators in the consumer electronics market. As a result, we have been able to strengthen our technology and develop products that are in high demand by our customers and end consumers. We sold approximately 350 distinct products in the year ended December 31, 2025, with a substantial portion of our revenues derived from a relatively limited number of customers.

Our business is largely driven by innovation in the consumer electronics markets and the continued adoption by consumers of worldwide of electronic devices for use in their daily lives. The consumer electronics market is large and continues to expand, largely due to consumers increasingly accessing a wide variety of rich media content, such as high definition audio and video, mobile devices, televisions and games on advanced consumer electronic devices. Electronics manufacturers are continuously implementing advanced technologies in new generations of electronic devices using analog and mixed-signal power semiconductor components, such as encoding and decoding devices that allow playback of high definition audio and video, and power semiconductors that increase power efficiency, thereby improving heat dissipation and extending battery life.

For the year ended December 31, 2025, we generated total revenues of $178.9 million, net loss of $29.7 million, operating loss of $35.9 million, Adjusted EBITDA from continuing operations of negative $15.6 million, Adjusted Operating Loss of $28.5 million and Adjusted Loss from continuing operations of $7.9 million. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" elsewhere in this Report for an explanation of our use of the Adjusted EBITDA, Adjusted Operating Income (Loss) and Adjusted Net Income (Loss) and a reconciliation to income (loss) from continuing operations and operating income (loss) prepared in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP").

Recent Developments

On March 12, 2025, we announced that our Board of Directors and management team have made the decision to become a pure-play Power company to drive revenue growth, improve profitability, and maximize shareholder value.

This decision was based on the determination by our Board of Directors and management team that the Display business (the "Discontinued Business") was not sustainable and could not be restructured in a manner that would enable the Company to achieve profitable growth. Our Board of Directors and Management team subsequently concluded that there were no viable strategic options for the Discontinued Business and decided to shut it down.

Along with the winding down of the Discontinued Business, the liquidation of Magnachip Mixed-Signal, Ltd. ("MMS"), our indirect wholly owned subsidiary that operated the Display business, was unanimously approved by our Board of Directors, and we completed the liquidation on October 29, 2025.

Our History

Our business was named "MagnaChip Semiconductor" when it was acquired from SK hynix Inc., formerly known as Hynix Semiconductor, Inc. ("SK hynix"), in October 2004.

On March 10, 2011, we completed our initial public offering. In connection with our initial public offering, we converted from a Delaware limited liability company to a Delaware corporation.

On September 1, 2020, we completed the sale of our Foundry Services Group business and our fabrication facility located in Cheongju, Korea (known as "Fab 4") to SK keyfoundry Inc. This sale was part of a strategic shift in our operational focus to our standard products business. The Foundry Services Group business provided specialty analog and mixed-signal foundry services mainly for fabless and Integrated Device Manufacturer semiconductor companies.

On December 30, 2020, we changed our name from "MagnaChip Semiconductor Corporation" to "Magnachip Semiconductor Corporation."

On May 30, 2023, we announced a plan to separate our standard products business, consisting of display solutions and power solutions business lines, into two different entities to better align our product strategies by enabling each entity to allocate its resources more effectively to the specific needs of its customers, as well as to enhance transparency, accountability and flexibility in business (the "Internal Separation"). To effectuate the Internal Separation, we reorganized our standard products business into two distinct businesses: (i) our Display IC and Power IC businesses, which are fabless businesses, were grouped together to form the Mixed-Signal Solutions ("MSS") business, and (ii) our Power discrete business, which is an integrated device manufacturing ("IDM") business, became the Power Analog Solutions business.

On January 10, 2024, we completed the Internal Separation by forming a new Korean limited liability company named "Magnachip Mixed-Signal, Ltd." and transferring the MSS business into such subsidiary. Following the Internal Separation, our MSS business was primarily operated by MMS, and our Power Analog Solutions business was primarily operated by MSK, our already-existing Korean operating company.

On December 31, 2024, an intercompany business transfer agreement was executed between MMS and MSK. Considering the Company's overall performance and strategic direction—as well as insights from benchmarking global competitors and feedback from our stockholders, both MSK and MMS agreed that consolidating the Power Analog Solutions and Power IC businesses under a single company would create a more effective framework for expanding and strengthening the Company's business for Power products. Accordingly, the Company's Power IC business was transferred from MMS to MSK, with the transfer being completed on January 1, 2025.

On March 12, 2025, we announced that our Board of Directors and management team have made the decision to become a pure-play Power company, focusing the Company's investments on the Power Analog Solutions and Power IC businesses to enhance profitability and maximize shareholder value.

On April 6, 2025, our Board of Directors unanimously approved the plan to shut down the Discontinued Business, including the liquidation of MMS, our indirect wholly owned subsidiary that operated the Discontinued Business.

On October 29, 2025, we completed the liquidation of MMS.

Our Products

We established our Power Analog Solutions business in late 2007. We have introduced a number of Power Analog Solutions and Power IC ("Power Solutions") products for power management in high-volume consumer applications. Power Analog Solutions products include metal oxide semiconductor field effect transistors ("MOSFETs"), and insulated-gate bipolar transistors ("IGBTs") for a range of devices, including televisions, smartphones, mobile phones, wearable devices, desktop PCs, notebooks, tablet PCs, home appliance, other consumer electronics, automotive, and industrial applications such as power suppliers, e-bikes, photovoltaic inverters, LED lighting and motor drives. Our Power Analog Solutions business represented 89.7% and 84.9% of our total revenues for the fiscal years ended December 31, 2025 and 2024, respectively.

Our Power IC products provide power management solutions to major television suppliers and large panel display suppliers. These products include AC-DC/DC-DC converters, LED drivers, regulators, power management integrated circuits ("PMICs") and level shifters for a range of devices, including televisions, wearable devices, notebooks, tablet PCs and other consumer electronics, as well as automotive applications. Our Power IC business represented 10.3% and 9.7% of our total revenues for the fiscal years ended December 31, 2025 and 2024, respectively.

Market Opportunity

The market for power semiconductors is large and is expanding its applications. Recently, industrial applications such as power suppliers, e-bikes, photovoltaic inverters, LED lighting, motor drives, and automotive applications such as on board chargers, electric motor drives, electric pumps, DC-DC converters and powertrain inverters in hybrid & battery electric vehicle (HEV & BEV) are further driving growth in power semiconductor applications. Electronics device manufacturers recognize that the consumer experience plays a critical role in differentiating their products. To address and further stimulate consumer demand, electronics manufacturers have been driving rapid advances in the technology, functionality, form factor, cost, quality, reliability and power consumption of their products. Electronics manufacturers are continuously implementing advanced technologies in new generations of electronic devices using analog and mixed-signal semiconductor components, including power semiconductors that increase power efficiency, thereby improving heat dissipation and extending battery life.

Requirements of Leading Electronic Devices Manufacturers

We believe our target customers view the following characteristics and capabilities as key differentiating factors among available analog and mixed-signal power semiconductor suppliers:

- *Broad Offering of Differentiated Products with Advanced System-Level Features and Functions.* Leading electronic devices manufacturers seek to differentiate their products by incorporating innovative semiconductor products that enable unique system-level functionality and enhance performance. These consumer electronics manufacturers seek to closely collaborate with semiconductor solutions providers that continuously develop new and advanced products and technologies that enable state-of-the-art features and functions, such as high efficiency, advanced safety and protection features, small form factors, and low power consumption.

- *Fast Time-to-Market with New Products.* As a result of rapid technological advancements and short product lifecycles, our target customers typically prefer suppliers who have a compelling pipeline of new products and capacity to leverage a substantial intellectual property and technology base to accelerate product design and manufacturing when needed.

- *Ability to Deliver Cost Competitive Solutions.* Electronics manufacturers are under constant pressure to deliver cost-competitive solutions. To accomplish this objective, they need strategic semiconductor suppliers that have the ability to provide system-level solutions, highly integrated products and a broad product offering at a range of price points and have the design and manufacturing infrastructure and logistical support to deliver cost competitive products.

- *Focus on Delivering Highly Energy-Efficient Products.* Consumers increasingly seek longer run-time, environmentally friendly and energy-efficient consumer electronic products. In addition, there is an increasing regulatory focus on reducing energy consumption of consumer electronic products. As a result of a global focus on more environmentally friendly products, our customers are seeking analog and mixed-signal semiconductor suppliers that have the technological expertise to deliver solutions that satisfy these ever increasing regulatory and consumer power efficiency demands.

Our Competitive Strengths

Designing and manufacturing analog and mixed-signal power semiconductors capable of meeting the evolving functionality requirements for electronics devices are challenging. In order to grow and succeed in the industry, we believe semiconductor suppliers must have a broad, advanced intellectual property portfolio, product design expertise, comprehensive product offerings and specialized manufacturing process technologies and capabilities. Our competitive strengths enable us to offer our customers solutions to solve their key challenges. We believe our strengths include:

- *Advanced Analog and Mixed-Signal Power Semiconductor Technology.* Our long operating history, large patent portfolio, extensive engineering and manufacturing process expertise and analog and mixed-signal intellectual property allow us to leverage our technology and develop new products across multiple end markets. Our product development efforts are supported by a team of approximately 110 engineers as of December 31, 2025. Our platform allows us to develop and introduce new products quickly and integrate numerous functions into a single product.

- *Established Relationships and Close Collaboration with Leading Global Electronics Companies.* We have a long history of supplying and collaborating on product and technology development with leading innovators in the consumer electronics market. Our close customer relationships have been built based on many years of close collaborative product development, which provides us with deep system-level knowledge and key insights into our customers' needs. As a result, we are able to continuously strengthen our technology in areas of strategic interest for our customers and focus on those products that our customers and end consumers demand the most.

- ***Longstanding Presence in Asia and Proximity to Global Electronics Devices Supply Chain.*** Our presence in Asia facilitates close contact with our customers and fast response to their needs, and enhances our visibility into new product opportunities, markets and technology trends. Our design center and substantial manufacturing operations in Korea place us close to many of our largest customers and to the core of the global electronics devices supply chain. We have active applications, engineering, product design and customer support resources, as well as senior management and marketing resources, in geographic locations close to our customers. This allows us to strengthen our relationship with customers through better service, faster turnaround time and improved product design collaboration. We believe this also helps our customers to deliver products faster than their competitors and to solve problems more efficiently than would be possible with other suppliers.

- ***Broad Portfolio of Product Offerings Targeting Large, High-Growth Markets.*** We continue to develop a wide variety of analog and mixed-signal power semiconductor solutions for multiple high-growth electronics device end markets. We believe our expanding product offerings allow us to provide additional products to new and existing customers. Our Power Solutions enable our customers to increase system stability and improve heat dissipation and energy use, resulting in improved system efficiency and system cost savings for our customers, as well as environmental benefits.

- ***Highly Efficient Manufacturing Capabilities.*** Our manufacturing strategy is focused on optimizing our asset utilization across our power solution products, which enables us to maintain the price competitiveness of our products through our low-cost operating structure and improve our operational efficiency. We believe the location of our primary manufacturing and research and development facilities in Asia and the relatively low need for ongoing capital expenditures provide us with a number of cost advantages.

Our Strategy

Our objective is to grow our business, cash flow and profitability and to continue strengthening our position in the semiconductor industry as a leading provider of analog and mixed-signal power semiconductor products for high-volume markets. Our business strategy emphasizes the following key elements:

- ***Increase Business with Existing Customers.*** We have a global customer base consisting of leading consumer electronics original equipment manufacturers ("OEMs") that sell to multiple end markets. We intend to continue to strengthen our relationships with our customers by collaborating on critical design and product development in order to improve our design-win rates. We seek to increase our customer penetration by more closely aligning our product roadmap with those of our key customers and take advantage of our broad product portfolio, our deep knowledge of customer needs and existing relationships to sell more existing and new products.

- ***Broaden Our Customer Base.*** We expect to continue to expand our global customer base, particularly in China, Hong Kong, and Taiwan, and other high-growth geographies, to penetrate new accounts. In addition, we intend to introduce new products and variations of existing products to address a broader customer base. In order to broaden our market penetration, we are complementing our direct customer relationships and sales with an improved base of distributors.

- ***Drive Execution Excellence.*** We intend to improve our execution through a number of management initiatives, new processes for product development, customer service and personnel development. We expect these ongoing initiatives will contribute to improvement of our new product development and customer service as well as enhance our commitment to a culture of quick action and execution by our workforce. In addition, we have focused on improving our manufacturing efficiency during the past several years.

- ***Return on Capital Investments and Cash Flow Generation.*** We manufacture our Power Analog Solutions products by utilizing our in-house manufacturing facility as well as an external foundry to address a broad portfolio of power products while we seek to maximize return on capital investments and our cash flow generation. We intend to keep our capital expenditures relatively low by maintaining our focus on specialty process technologies that do not require substantial investment in frequent upgrades to the latest manufacturing equipment. However, from time to time, we make special investments to enhance our manufacturing capabilities by investing in new equipment and expanding our manufacturing facility, which we expect will have a positive impact on our future new product development and revenue.

Our Technology

We continuously strengthen our advanced analog and mixed-signal power semiconductor technology platform by developing innovative technologies and integrated circuit building blocks that enhance the functionality of electronics devices through high efficiency, advanced safety and protection features, small form factors, and low power consumption. Our goal is to leverage our experience and development initiatives across multiple end markets and utilize our understanding of system-level issues our customers face to introduce new technologies that enable our customers to develop more advanced, higher performance products.

Expertise in ultra-high voltage (UHV), high voltage and deep trench Bipolar-Complementary Metal-Oxide-Semiconductor and Double-Diffused Metal-Oxide-Semiconductor (BCDMOS) process technologies, low power analog and mixed-signal design capabilities and packaging know-how are key requirements in the power management market. We are currently leveraging our capabilities in these areas with products such as AC-DC/DC-DC converters, LED drivers, regulators, PMICs, power MOSFETs and IGBTs. We believe our system-level understanding of applications such as LCD televisions, smartphones, computing, and servers, automotive, and industrial applications will allow us to more quickly develop and customize Power Solutions for our customers in these markets.

Products by Power Analog Solutions and Power IC Business Lines

Our broad portfolio of products addresses multiple high-growth end markets. A key component of our product strategy is to supply multiple related product offerings to each of the end markets that we serve.

Power Analog Solutions products

We develop, manufacture and market Power Analog Solutions products for a wide range of end-market customers. The products include MOSFETs and IGBTs for a range of devices, including LCD, LED, and UHD televisions, digital signage, smartphones, mobile phones, wearable devices, desktop PCs, notebooks, tablet PCs, other consumer electronics, consumer appliances, automotive, and industrial applications such as power suppliers, e-bikes, photovoltaic inverters, LED lighting and motor drives.

- *MOSFETs.* Our MOSFETs include low-voltage from 12V to 30V, medium-voltage from 40V to 200V, high-voltage planar MOSFETs, 200V through 650V, and super junction MOSFETs, 250V through 900V.

  MOSFETs are used in applications to switch, shape or transfer electricity under varying power requirements. The key application segments are smartphones, mobile phones, wearable devices, LCD, LED, and UHD televisions, desktop PCs, notebooks, tablet PCs, servers, lighting and power supplies for consumer electronics automotive (electric vehicles) and industrial equipment. MOSFETs allow electronics manufacturers to achieve specific design goals of high efficiency and low standby power consumption. For example, computing solutions focus on delivering efficient controllers and MOSFETs for power management in VCORE, DDR and chipsets for audio, video and graphics processing systems.

- *IGBTs.* Our IGBTs include 650V to 1200V field stop trench IGBTs. IGBTs are used in automotive and high-power industrial applications, such as UPSs, power supplies, motor drives, solar inverters, welding machines and consumer appliances.

Our Power Analog Solutions products enable customers to increase system stability and improve heat dissipation and energy use, resulting in cost savings for our customers and consumers, as well as environmental benefits. Our in-house process technology capabilities and eight-inch wafer production lines increase efficiency and contribute to the competitiveness of our products.

The following table summarizes the features of our products, including those in mass production and those undergoing customer qualification, which is the final stage of product development:

Product	Key Features	Applications
Low Voltage MOSFET	• Voltage options of 12V-30V • Advanced Trench MOSFET Process • High cell density • Advanced packages to enable reduction of PCB mounting area	• Smartphones, mobile phones, and wearable devices • Tablet PCs, Notebooks • Desktop PCs, Servers • LCD/LED TVs • Industrial applications • Automotive
Medium Voltage MOSFET	• Voltage options of 40V-200V • Advanced Trench MOSFET Process • High cell density • High system efficiency • Advanced packages to enable reduction of PCB mounting area	• e-Bikes and Motor controls • Battery Management Systems • Power tools and Servers • Energy Storage System • Other computing applications (Tablet PCs, Notebooks, Desktops) • Consumer applications (TV) • Industrial applications • Automotive
High Voltage MOSFET	• Voltage options of 200V-650V • R2FET (rapid recovery) option to shorten reverse diode recovery time • Zener diode option for MOSFET protection for abnormal input • Advanced Planar MOSFET Process • Advanced packages to enable reduction of PCB mounting area	• Adaptors for tablet PC/mobile phone/smartphone • Power supplies • Lighting (ballast, HID, LED) • Industrial applications • LCD/LEDTVs • Automotive
Super Junction MOSFET	• Voltage options of 250V-900V • Low RDS(ON) • Epi stack process • Zener diode option for MOSFET protection for abnormal input • Advanced SJ MOSFET process • Advanced packages to enable reduction of PCB mounting area • Low power loss by high speed switching	• LCD/LED/UHD TVs • Lightings applications (ballast, HID, LED) • Smartphones • Power supplies • Servers and Telecom powers • Industrial applications • EV charging station • On board charger • Home appliance
IGBTs	• Voltage options of 650V/1200V • Field Stop Trench IGBT • Current options from 5A to 120A	• Automotive • Solar inverters • Industrial applications • Consumer appliances • Home appliance

Power IC products

We develop and market Power IC products for a wide range of end-market customers. Our products include AC-DC/DC-DC converters, LED drivers, regulators, PMICs for a range of devices, including LCD, LED, and UHD televisions, digital signage, smartphones, wearable devices, notebooks, tablet PCs, other consumer electronics, and consumer appliances.

- *AC-DC/DC-DC Converters.* We offer AC-DC/DC-DC converters targeting mobile applications and high-power applications like LCD, LED, and UHD televisions, notebooks, smartphones, mobile phones, set-top boxes and display modules. We expect our AC-DC/DC-DC converters will meet customers' green power requirements by featuring wide input voltage ranges, high efficiency and small size.

- *LED Drivers.* LED backlighting drivers serve the fast-growing LCD and LED panel backlighting market for LCD and LED televisions, LCD monitors, digital signage, notebooks, smartphones and tablet PCs. Our products are designed to provide high efficiency and a wide input voltage range, as well as pulse width modulation (PWM) dimming for accurate white LED dimming control.

- *Regulators.* We also provide analog regulators for mobile, computing and consumer applications. Our products are designed to deliver high efficiency and low power consumption in mobile applications.

- *SSD PMICs.* We also provide solid-state drive power management integrated circuits (SSD PMICs) for the computing segment. Our products are designed for high frequency switching, high efficiency and pulse frequency modulation (PFM) functions to reduce power consumption in low load converters.

- *Logic PMICs.* We also provide logic PMICs for organic light-emitting diode (OLED) display panel. Our PMICs provide optimized power to source driver, gate driver and timing controller (T-CON) of OLED display panel through a multi-channel power block (boost converter, buck converter, Op-Amps and positive/negative LDOs).

Our Power IC solutions help customers enhance system stability and improve heat dissipation and energy use, resulting in cost savings for our customers and consumers, as well as environmental benefits. Power IC utilizes standard BCD process technologies which can be sourced from multiple foundries.

The following table summarizes the features of our products, including those in mass production and those undergoing customer qualification, which is the final stage of product development:

Product	Key Features	Applications
AC-DC/DC-DC Converter	- Wide control range for high power application (>150W) - Advanced BCDMOS process - High Precision Voltage Reference - Very low startup current consumption - Fast load and line regulation - Accurate output voltage - OCP, SCP and thermal protections	- LCD/LED/UHD TVs - Power supplies - Smartphones - Mobile phones - Notebooks - Set-top boxes
LED Backlighting Drivers	- High efficiency, wide input voltage range - Advanced BCDMOS process - OCP, SCP, OVP and UVLO protections - Accurate LED current control and multi-channel matching - Programmable current limit, boost up frequency	- Tablet PCs - Notebooks - Smartphones - LED/UHD TVs - LED monitors
Digital Controlled LED Driver	- Multi-channel constant current control 12Bit gray scale with SPI	Digital signage
Regulators	- Single and multi-regulators - Low Noise Output regulators - Wide range of input voltage and various output current - CMOS and BCDMOS processes - LDO (Low Drop Out — Linear Regulator)	- Smartphones and Mobile phones - Notebooks - Computing applications
SSD PMIC	- High current buck - PFM function - High frequency switching - High efficiency - High integration technology - Small QFN package	Computing applications

Product	Key Features	Applications
Logic PMIC	• High current boost • Integrated pass transistor • LDO • 3channel high current buck • Negative Charge Pump • 2channel buffer Op-Amp. • Tiny Wafer Level CSP	• Notebooks • Tablet PCs

Sales and Marketing

We focus our sales and marketing strategy on continuing to grow and leverage our existing relationships with leading consumer electronics OEMs, while expanding into industrial and automotive end markets. We believe our close collaboration with customers allows us to align our product and technology development with our customers' existing and future needs. Because our customers often service multiple end markets, our product sales teams are organized by customers within the major geographies. We believe this facilitates the sale of products that address multiple end-market applications to each of our customers.

We sell our products through a direct sales force and a network of authorized agents and distributors. We have strategically located our sales and technical support offices near our customers. Our direct sales force consists primarily of representatives co-located with our design center in Korea, as well as our local sales and support offices and sales liaisons in Japan, Greater China, Taiwan and Europe. We have a network of agents and distributors in the U.S., Europe and the Asia Pacific region. For the years ended December 31, 2025 and 2024, we derived 34% and 23% of net sales from our Power Solutions business through our direct sales force, respectively, and 66% and 77% of net sales from our Power Solutions business through our network of authorized agents and distributors, respectively.

Customers

We sell our products to consumer, computing, communication, automotive and industrial electronics OEMs, original design manufacturers and electronics manufacturing services companies, as well as subsystem designers. For the years ended December 31, 2025 and 2024, our ten largest customers accounted for 74.3% and 73.4% of net sales from our Power Solutions business, respectively. For the year ended December 31, 2025, sales to SAMT Co., Ltd. ("SAMT") represented 29.7% of net sales from our Power Solutions business. For the year ended December 31, 2024, sales to SAMT represented 25.4% of net sales from our Power Solutions business. For the year ended December 31, 2025, we recorded revenues of $5.0 million from customers in the U.S. and $173.9 million from all foreign countries, of which 50.6% was from Korea and 36.9% was from Greater China. For the year ended December 31, 2024, we recorded revenues of $2.1 million from customers in the U.S. and $183.7 million from all foreign countries, of which 44.9% was from Greater China and 43.5% was from Korea. All information pertaining to the geographic source of revenues is with respect to the geographic location to which our products are billed.

Intellectual Property

As of December 31, 2025, our portfolio of intellectual property assets included more than 950 registered patents and pending applications in total, including registered patents and pending applications related to display driver IC technology. Approximately 250 and 60 of our registered patents and pending applications, respectively, are novel in that they are not a foreign counterpart of an existing registered patent or pending application. Because we file patents in multiple jurisdictions, we have additional registered patents and pending applications that relate to identical technical claims in our base patent portfolio. Our registered patents expire at various times approximately over the next 19 years. While these patents are, in the aggregate, important to our competitive position, we do not believe that any single registered patent or pending application is material to us.

See "Item 1A. Risk Factors—Risks Related to Our Business—Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our intellectual property, proprietary technology and know-how, as well as our ability to operate without infringing the proprietary rights of others."

Competition

We operate in highly competitive markets characterized by rapid technological change and continually advancing customer requirements. Our competitors include other independent and captive manufacturers and designers of analog and mixed-signal integrated circuits, including power management semiconductor devices.

We compete based on design experience, manufacturing capabilities, the ability to satisfy customer needs from the design phase through the shipping of a completed product, length of design cycle and quality of technical support and sales personnel. Our ability to compete successfully will depend on internal and external variables, both within and outside of our control. These variables include the timeliness with which we can develop new products and technologies, product performance and quality, manufacturing yields, capacity availability, customer service, pricing, industry trends and general economic trends.

Human Capital

Our worldwide workforce consisted of 711 employees (full- and part-time) as of December 31, 2025, of which 163 were involved in sales, marketing, general and administrative, 108 in research and development (including 35 with advanced degrees), 29 in quality, reliability and assurance, and 411 in manufacturing (comprised of 36 in engineering and 375 in operations, maintenance and others). Our employees leverage their extensive expertise in engineering, design and process to accelerate the advancement of technology and be leaders in our industry. We pride our company on being a great workplace where employees from diverse backgrounds can reach their full potential.

Labor Unions

As disclosed in previous reports, we have a labor union at our Korean subsidiary, Magnachip Semiconductor, Ltd., (the "First Union"). On September 16, 2021, the formation of a second labor union at our Korean subsidiary, Magnachip Semiconductor, Ltd., (the "Second Union") was approved by local authorities (the First Union and the Second Union are collectively referred to as the "Magnachip Semiconductor Labor Unions"). Both the First Union and the Second Union are members of a supervisory association named "Federation of Korean Trade Unions." The First Union represents member employees who are factory workers and the Second Union represents member employees who are office workers, in both cases at our Korean subsidiary.

As of December 31, 2025, of the 688 employees at our Korean subsidiary, 370 employees at Magnachip Semiconductor, Ltd. were represented by the First Union, and 71 employees at Magnachip Semiconductor, Ltd. were represented by the Second Union. Approximately 64% of our employees at our Korean subsidiary was represented by the Magnachip Semiconductor Labor Unions.

See "Item 1A. Risk Factors—Risks Related to Our Business—If we encounter future labor problems, we may fail to deliver our products and services in a timely manner, which would adversely affect our revenues and profitability."

Values and Culture

Our core values represent a commitment to building an environment of trust with our employees, customers, investors and the communities in which we operate. Through our values and culture, we strive to shape a better future not only for ourselves and our customers, but for humanity as a whole. At Magnachip, we strive to foster effective collaboration by respecting different perspectives, giving and receiving constructive feedback, and supporting one another.

Inclusion and Diversity

We support all employees, regardless of gender, gender identity or expression, age, veteran status, race, ethnicity, national origin, religion or disability. We place great importance on inclusion and diversity within the workplace, and believe that an inclusive and diverse culture creates a happier, more relaxed work environment.

Labor and Ethics

Magnachip strives to provide and maintain a working environment where management and employees are happy and treated with dignity and respect. Magnachip adheres to human rights and labor standards of international labor organizations, such as the United Nations and the International Labor Organization. Magnachip prohibits all forms of discrimination based on gender, race, nationality, religion and age to ensure all employees work in a safe and fair environment.

Empowering Great Talent

We offer a variety of offline training programs, including courses in the areas of design, engineering and technology, as well as courses at different job levels and leadership education. We also offer a number of online training programs, including in the areas of management/leadership and business skills such as presentation, negotiation, reporting, Information Technology and foreign language, which allow employees to improve their capabilities without time and space constraints. Every year, a majority of our employees are required to complete certain educational programs in the areas of information security, industrial safety and health, and sexual harassment prevention.

We believe the foundation of Magnachip is our research and development ("R&D") talent. To ensure that our R&D technical professionals continue to advance their skills and knowledge, we hold periodic seminars to share research outcomes across departments and provide engineers with curricula designed to strengthen their semiconductor expertise.

We also recognize outstanding research achievements through a reward program and promote open communication between senior management and employees through CEO letters and regular town hall meetings.

Compensation and Benefits

We strive to reward employees with competitive compensation based on contribution and performance. We periodically evaluate market practices for compensation and benefits, including with respect to job function, role and responsibility, job level and region, and regularly review whether our compensation levels and distribution methods are fair and equitable. Additionally, we have long-and mid-term retention programs to attract and retain high-performing key talent.

We offer various employee benefits under the company philosophy that ensuring employees enjoy a happier life with their families is as critical as promoting their own health and well-being. All employees and their family members have access to annual medical checkup programs. Employees also have access to other benefits such as personal pensions, housing assistance, medical reimbursement plans and educational assistance programs.

Safety and Wellness

We appreciate the fact that our employees constitute one of the most critical assets of Magnachip, and therefore, their safety and wellness are key factors to our success. We have a dedicated Environmental Health & Safety ("EHS") team that establishes and reviews internal EHS regulations based on international agreements as well as local laws and regulations. Our EHS team is also responsible for identifying, evaluating and improving EHS issues within the overall manufacturing process to ensure a safe and comfortable work environment. Magnachip has implemented and maintains an Occupational Health and Safety Management System as well as an Environmental Management System. Our sites are certified to the internationally recognized ISO 45001 and ISO 14001 standards.

In January 2021, the Korean legislature enacted the Serious Accident Punishment Act ("SAPA"), which imposes criminal liability on individuals and entities responsible for "serious accidents," including industrial accidents that cause death, serious injury or occupational illness. SAPA essentially requires enterprises to establish relevant standards and measures to ensure a certain level of operational safety, including the health and safety of all employees. SAPA went into effect in January 2022, and in connection therewith, we appointed Mr. Seunghoon Lee as the Chief Safety Officer of Magnachip Semiconductor, Ltd. ("MSK"), who then formed a dedicated team to evaluate, improve and monitor the policies, practices, standards and systems relating to health and safety to ensure compliance with SAPA. Mr. Lee, who has over 35 years of manufacturing and industrial EHS experience at Magnachip, concurrently serves as the Chief of Manufacturing of MSK.

Environmental

We are subject to a variety of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate, governing, among other things, air emissions, wastewater discharges, the generation, use, handling, storage and disposal of, and exposure to, hazardous substances (including asbestos) and waste, soil and groundwater contamination and employee health and safety. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Since 2015, our Korean subsidiary has been subject to a new set of greenhouse gas emissions regulation, the Korean Emissions Trading Scheme, or K-ETS, under the Act on Allocation and Trading of Greenhouse Gas Emission Allowances. Under K-ETS, our Korean subsidiary was allocated a certain amount of emissions allowance in accordance with the National Allocation Plan prepared by the Korean government and is required to meet its allocated target by either reducing the emission or purchasing the allowances from other participants in the emission trading market.

Another example is the regulations on chemicals under Chemicals Control Act and K-REACH, which came into effect on January 1, 2015. Under these laws, our Korean subsidiary is required to comply with various requirements to report, evaluate, manage and ensure the safe usage of the chemicals used in its facilities. There can be no assurance that we have been or will be in compliance with all of these laws and regulations, or that we will not incur material costs or liabilities in connection with these laws and regulations in the future. The adoption of new environmental, health and safety laws and the failure to comply with new or existing laws or issues relating to hazardous substances could subject us to material liability (including substantial fines or penalties), impose the need for additional capital equipment or other process requirements upon us, curtail our operations or restrict our ability to expand operations.

Raw Materials

We use processes that require specialized raw materials that are generally available from a limited number of suppliers. We continue to attempt to qualify additional suppliers for our raw materials. The Securities and Exchange Commission (the "SEC"), as mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, has adopted disclosure regulations for public companies that manufacture products containing certain minerals that are mined from the Democratic Republic of Congo and adjoining countries. These "conflict minerals" are commonly found in metals used in the manufacture of semiconductors. These and other government disclosure requirements and regulations could adversely affect the sourcing, availability and pricing of metals used in the manufacture of our products. See "Item 1A. Risk Factors—Risks Related to Our Business—Compliance with regulations regarding the use of "conflict minerals" could limit the supply and increase the cost of certain raw materials used in manufacturing our products."

Available Information

Our principal executive office is located at: c/o Magnachip Semiconductor, Ltd., 15F, 76, Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, 28581, Republic of Korea, and our email address is investors@magnachip.com. Our website address is www.magnachip.com. Our annual, quarterly and current reports on Forms 10-K, 10-Q or 8-K, respectively, and all amendments thereto filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, can be accessed, free of charge, at our website as soon as practicable after such reports are filed with the SEC. In addition, our Corporate Governance Guidelines, Code of Business Conduct and Ethics, Compensation Recovery Policy, Audit Committee Charter, Compensation Committee Charter and Nominating and Governance Committee Charter are available on our website. Information contained on our website does not constitute, and shall not be deemed to constitute, part of this Report and shall not be deemed to be incorporated by reference into this Report. In addition, the SEC maintains an internet site, www.sec.gov, from which you can access our annual, quarterly and current reports on Form 10-K, 10-Q and 8-K, respectively, and all amendments to these materials after such reports and amendments are filed with the SEC. You may also request a copy of these filings, at no cost, by writing or telephoning us at the following address or phone number: c/o Magnachip Semiconductor, Ltd., 15F, 76 Jikji-daero 436beon-gil, Heungdeok-gu, Cheongju-si, Chungcheongbuk-do, 28581, Republic of Korea; Attention: Investor Relations; email address: investors@magnachip.com.

Information About Our Executive Officers

The following table sets forth certain information regarding our current executive officers:

Name	Age	Position
Camillo Martino	63	Chairman and Interim Chief Executive Officer
Shinyoung Park	45	Chief Financial Officer
Seunghoon Lee	67	Chief of Manufacturing, Chief Safety Officer

Camillo Martino, Chairman and Interim Chief Executive Officer. Mr. Martino has served as the Company's Chairman of the Board since June 2020 and as a director since August 2016. Effective August 11, 2025, Mr. Martino was also appointed Interim Chief Executive Officer of the Company. Mr. Martino currently also serves as a member of the board of directors for CXApp. Mr. Martino also serves as a member of the board of directors at multiple privately-held companies, including VVDN Technologies, Sakuu and Ceremorphic. Mr. Martino previously served as a director of Cypress Semiconductor from 2017 through to 2020, a director of Sensera from 2018 to 2024, and was also the Chief Executive Officer of Silicon Image Inc. from January 2010 until the completion of its sale to Lattice Semiconductor Corporation in March 2015. From 2008 to 2009, Mr. Martino served as Chief Operating Officer of SAI Technology Inc., where he also served as a director from 2006 to 2010. From 2005 to 2007, Mr. Martino served as a director, the President and Chief Executive Officer of Cornice Inc. From 2001 to 2005, Mr. Martino served as the Executive Vice President and Chief Operating Officer at Zoran Corporation. Prior to that, Mr. Martino held multiple positions with National Semiconductor Corporation for a total of nearly 14 years, and in four different countries. Mr. Martino holds a Bachelor of Applied Science degree from the University of Melbourne and a Graduate Diploma from Monash University in Australia. Our Board has concluded that Mr.

Martino should serve as the CEO, and also on the Magnachip Board based upon his extensive operating and Board experience with technology companies.

***Shinyoung Park, Chief Financial Officer*.** Ms. Shinyoung Park became our Chief Financial Officer in January 2022 and became our Chief Accounting Officer in March 2020. Ms. Park previously served as the Company's Corporate Controller from November 2018 to February 2020. Prior to that, she served as the SEC Reporting and Accounting Director from April 2015 to October 2018. Before joining the Company in April 2014, from 2005 to March 2014, Ms. Park served in various senior advisory and audit service positions at Deloitte, a public accounting firm. From 2005 to 2009, she worked at Deloitte & Touche in Chicago, Illinois; from 2009 to 2011 and then from 2013 to March 2014, she worked at Deloitte Anjin in Seoul, South Korea; and from 2011 to 2013, she worked at Deloitte in London, U.K. Ms. Park holds a B.A. degree in business administration from Sogang University, Seoul, Korea, and a Master's degree in hospitality industry studies from New York University.

***Seung Hoon Lee, Chief of Manufacturing and Chief Safety Officer*.** Mr. Seung Hoon Lee has served as our Chief of Manufacturing and Chief Safety Officer since 2022. He was Acting Co-General Manager of Power Analog Solutions from 2024 to 2025. Prior to that, Mr. Lee served as Chief of Manufacturing for the factories in Cheongju and Gumi, Korea from 2015 to 2020. He was Chief of Manufacturing for the Gumi factory from 2012 to 2015 and for the Cheongju factory from 2007 to 2012. Mr. Lee holds a B.S. degree in Electronic Engineering from Chosun University.

Item 1A. Risk Factors

You should carefully consider the risk factors set forth below as well as the other information contained in this Report. Any of the following risks could materially and adversely affect our business, financial condition or results of operations. As a result, the price of our common stock could decline and you could lose all or part of your investment in our common stock. Additional risks and uncertainties not currently known to us or those currently viewed by us to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risk Factors Summary

The following is a summary of the risk factors included herein.

- *We manufacture our products based on our estimates of customer demand, and if our estimates are incorrect, our financial results could be negatively impacted.*

- *A significant portion of our sales comes from a relatively limited number of customers, the loss of which could adversely affect our financial results.*

- *The average selling prices of our semiconductor products have at times declined rapidly and will likely do so in the future, which could harm our revenue and gross profit.*

- *We may fail to realize all of the anticipated benefits of our operational initiatives, including our transition to a pure-play Power company and the exit from our Display business.*

- *We are subject to risks associated with currency fluctuations, and changes in the exchange rates of applicable currencies could impact our results of operations.*

- *Global shortages in manufacturing capacities could interrupt or negatively affect our operations, increase cost to manufacture and negatively impact our results of operations.*

- *Expanded trade restrictions may limit our ability to sell to certain customers.*

- *Recent changes in international trade policy and the imposition and threats of international tariffs, including tariffs applied to goods traded between the United States and other countries/regions, could materially and adversely affect our business and results of operations.*

- *Our Korean subsidiary has been designated as a regulated business under Korean environmental law, and such designation could have an adverse effect on our financial position and results of operations.*

- *Our compliance with the Serious Accidents Punishment Act (the "SAPA") could require significant expenditures and management time and expose us to liability for violations.*

- *Our business depends on international customers, suppliers and operations in Asia, and as a result we are subject to regulatory, operational, financial and political risks, which could adversely affect our financial results.*

- *We cannot guarantee that our share repurchase program will be successfully consummated, or that it will enhance shareholder value, and share repurchases could affect the price of our common stock.*

- *Provisions in our charter documents and Delaware Law may make it difficult for a third party to acquire us and could depress the price of our common stock.*

- *We have not historically paid dividends and do not currently have any dividend or distribution policy, and therefore, investors may need to rely on sales of their common stock as the only way to realize any future gains on their investments.*

- *Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations and impair our ability to satisfy our obligations under our debt instruments when they come due.*

Risks Related to Our Business

We operate in the highly cyclical semiconductor industry, which is subject to significant downturns that may negatively impact our results of operations.

The semiconductor industry is highly cyclical and is characterized by constant and rapid technological change and price erosion, evolving technical standards, short product life cycles (for semiconductors and for the end-user products in which they are used) and wide fluctuations in product supply and demand. From time to time, these and other factors, together with changes in general economic conditions, cause significant upturns and downturns in the industry in general and in our business in particular. Periods of industry downturns have been characterized by diminished demand for end-user products, high inventory levels, underutilization of manufacturing capacity, changes in revenue mix and accelerated erosion of average selling prices. We have experienced these conditions in our business in the past and may experience renewed, and possibly more severe and prolonged, downturns in the future as a result of such cyclical changes. This may reduce our results of operations. Current global macroeconomic conditions, including higher inflation and interest rates and uncertainty caused by the Russian-Ukraine war, sustained military action and conflict in the Middle East, including the escalation of hostilities resulting from the recent strikes by Israel and the United States on Iran and retaliatory strikes related thereto, and trade tensions between the U.S., China and other countries have led to weaker end-market demand and unstable supply chain. We continue to monitor these trends and uncertainties, and any decline in end-market demand and increase in inventory levels could negatively impact our financial condition and results of operations.

We base our planned operating expenses in part on our expectations of future revenue, and a significant portion of our expenses is relatively fixed in the short term. If revenue for a particular quarter is lower than we expect, we likely will be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter.

Our restructuring activities and dispositions of assets and businesses could result in lost business and other costs that could have a material adverse effect on our results of operations.

From time to time, we may choose to sell assets, restructure business operations, shut down manufacturing lines or otherwise dispose of assets and businesses as part of management's strategies to better align our product offerings with market demands and our customers' needs. In connection with these activities, we face risks that we will disrupt service to our customers, lose business and incur significant costs related to such activities. These risks include potential damage to our reputation and customer relationships if we are unable to effectively transition such customer relationships to other production lines or products or if we cannot effectively manage our supplier and vendor relationships during such activities. In addition, we may also face claims or costs associated with transitioning or eliminating certain employee positions and modifying or terminating vendor relationships in connection with those exit activities.

We may fail to realize all of the anticipated benefits of our operational initiatives, including our transition to a pure-play Power company and the exit from our Display business.

On March 12, 2025, we announced our strategy to transform the Company into a pure-play Power company. We may not realize any or all of the anticipated benefits from transitioning to a pure-play Power company, and such actions could in fact adversely affect our business. Our ability to realize the anticipated benefits of our strategy will depend, to a large extent, on our ability to continue to focus on Power Analog Solutions and Power IC products and to achieve expected growth in the absence of the Display business. Some of the anticipated benefits may not occur for a significant period of time. In addition, we may retain certain liabilities or obligations related to our Display business, some of which may be material. The focus on becoming a pure-play Power company may not enhance long-term stockholder value as anticipated. Further, our strategic actions could result in near term restructuring charges and a material impairment of our goodwill and/or intangible assets, among other things.

If we fail to develop new products and technologies or enhance our existing products in order to react to rapid technological change and market demands, our business will suffer.

Our industry is subject to constant and rapid technological change and product obsolescence as customers and competitors create new and innovative products and technologies. Products or technologies developed by other companies may render our products or technologies obsolete or noncompetitive, and we may not be able to access advanced process technologies, including smaller geometries, or to license or otherwise obtain essential intellectual property required by our customers.

We must develop new products and enhance our existing products to meet rapidly evolving customer requirements. We design products for customers that continually require higher performance and functionality at lower costs. We must, therefore, continue to enhance the performance and functionality of our products. The development process for these advancements is lengthy and requires us to accurately anticipate technological changes and market trends. Developing and enhancing these products is uncertain and can be time-consuming, costly and complex.

Customer and market requirements can change during the development of a product. There is a risk that these developments and enhancements will be late, fail to meet customer or market specifications or not be competitive with products from our competitors that offer comparable or superior performance and functionality. Any new products, such as our expanding line of power management solutions, or product enhancements, may not be accepted in new or existing markets. Our business will suffer if we fail to develop and introduce new products or product enhancements on a timely and cost-effective basis.

We manufacture our products based on our estimates of customer demand, and if our estimates are incorrect, our financial results could be negatively impacted.

We make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, personnel needs and other resource requirements, based on our estimates of customer demand and expected demand for and success of their products. The short-term nature of commitments by many of our customers and the possibility of rapid changes in demand for their products reduces our ability to estimate accurately future customer demand for our products. On occasion, customers may require rapid increases in supply, which can challenge our production resources and reduce margins. We may not have sufficient capacity at any given time to meet our customers' increased demand for our products. Conversely, downturns in the semiconductor industry have caused and may in the future cause our customers to reduce significantly the amount of products they order from us. Because many of our costs and operating expenses are relatively fixed, a reduction in customer demand would decrease our results of operations, including our gross profit.

Our customers may cancel their orders, reduce quantities or delay production, which would adversely affect our margins and results of operations.

We generally do not obtain firm, long-term purchase commitments from our customers. Customers may cancel their orders, reduce quantities or delay production for a number of reasons. Cancellations, reductions or delays by a significant customer or by a group of customers, which we have experienced as a result of periodic downturns in the semiconductor industry, or failure to achieve design-wins, have affected and may continue to affect our results of operations adversely. These risks are exacerbated because many of our products are customized, which hampers our ability to sell excess inventory to the general market. We may incur charges resulting from the write-off of obsolete inventory. In addition, while we do not obtain long-term purchase commitments, we generally agree to the pricing of a particular product over a set period of time. If we underestimate our costs when determining pricing, our margins and results of operations would be adversely affected.

Our fab manufacturing depends on high utilization of our manufacturing capacity, a reduction of which could have a material adverse effect on our business, financial condition and the results of our operations.

An important factor in our success is the extent to which we are able to utilize the available capacity in our fabrication facility. As many of our costs are fixed, a reduction in capacity utilization, as well as changes in other factors, such as reduced yield or unfavorable product mix, could reduce our profit margins and adversely affect our operating results. A number of factors and circumstances may reduce utilization rates, including periods of industry overcapacity, the inability to source sufficient materials necessary for manufacturing, low levels of customer orders, operating inefficiencies, strategic evaluations and decisions by our Board related our overall business, divisions and business lines, mechanical failures and disruption of operations due to expansion or relocation of operations, power interruptions and fire, flood or other natural disasters or calamities. The potential delays and costs resulting from these factors and circumstances could have a material adverse effect on our business, financial condition and results of operations.

If our manufacturing capabilities become less competitive as the semiconductor industry continues to transition toward larger-diameter wafers and new materials, our results of operations could be adversely affected.

Our future operations and competitive position could be materially harmed if the semiconductor industry continues to transition toward 300mm wafer technology while we continue to produce on 200mm wafers. Manufacturing on smaller-diameter wafers may result in lower manufacturing efficiency and higher per-unit production costs compared to competitors utilizing 300mm wafers. As a result, we may face challenges in meeting customer demand, maintaining margins, and competing effectively in the market we serve. Continued reliance on 200mm wafer production may also allow competitors to capture market share with more cost-efficient or higher-volume production, creating operational and financial risks for our business. In addition, to the extent that we seek to develop or offer silicon carbide (SiC)-based products in response to market demand, we do not have in-house SiC fabrication capabilities and would need to rely on outsourced manufacturing arrangements. Our reliance on such alternative manufacturing arrangements could adversely affect our cost structure, manufacturing efficiency and ability to capture growth opportunities in SiC-related markets, which could have a material adverse effect on our business and results of operations.

A significant portion of our sales comes from a relatively limited number of customers, the loss of which could adversely affect our financial results.

Historically, we have relied on a limited number of customers for a substantial portion of our total revenue. If we were to lose key customers or if customers cease to place orders for our high-volume products, our financial results could be adversely affected. In addition, our arrangements with and reliance on key customers may make it less practicable to pursue certain opportunities with other potential new and existing customers. For the years ended December 31, 2025 and 2024, our ten largest customers accounted for 74.3% and 73.4% of net sales from our Power Solutions business, respectively. For the year ended December 31, 2025, sales to SAMT represented 29.7% of net sales from our Power Solutions business. For the year ended December 31, 2024, sales to SAMT represented 25.4% of net sales from our Power Solutions business. Significant reductions in sales to our largest customer, the loss of any other major customers, or a general curtailment in orders for our high-volume products within a short period of time could adversely affect our business.

The average selling prices of our semiconductor products have at times declined rapidly and will likely do so in the future, which could harm our revenue and gross profit.

The semiconductor products we develop and sell are subject to rapid declines in average selling prices. From time to time, we have had to reduce our prices significantly to meet customer requirements, and we may be required to reduce our prices in the future. This would cause our gross profit to decrease. Our financial results will suffer if we are unable to offset any reductions in our average selling prices by increasing our sales volumes, reducing our costs or developing new or enhanced products on a timely basis with higher selling prices or gross profit.

Our industry is highly competitive, and our ability to compete could be negatively impacted by a variety of factors.

The semiconductor industry is highly competitive and includes hundreds of companies, a number of which have achieved substantial market share within both our product categories and end markets. Current and prospective customers for our products and services evaluate our capabilities against the merits of our competitors. Some of our competitors are well established as independent companies and have substantially greater market share and manufacturing, financial, research and development and marketing resources than we do. We also compete with emerging companies that are attempting to sell their products in certain of our end markets and with the internal semiconductor design and manufacturing capabilities of many of our significant customers. We expect to experience continuing competitive pressures in our markets from existing competitors and new entrants.

Any consolidation among our competitors could enhance their product offerings and financial resources, further enhancing their competitive position. Our ability to compete will depend on a number of factors, including the following:

- our ability to offer cost-effective and high quality products and services on a timely basis using our technologies;

- our ability to accurately identify and respond to emerging technological trends and demand for product features and performance characteristics;

- our ability to continue to rapidly introduce new products that are accepted by the market;

- our ability to adopt or adapt to emerging industry standards;

- the number and nature of our competitors and competitiveness of their products and services in a given market;

- entrance of new competitors into our markets;

- our ability to enter the highly competitive power management market; and

- our ability to supply power products to our customers reliably through our own fabrication facility.

Many of these factors are outside of our control. In the future, our competitors may replace us as a supplier to our existing or potential customers, and our customers may satisfy more of their requirements internally. As a result, we may experience declining revenues and results of operations.

Changes in demand for consumer electronics in our end markets can impact our results of operations.

Demand for our products will depend in part on the demand for various consumer electronics products, in particular, digital televisions, smartphones, mobile phones, wearable devices, and other consumer applications which in turn depends on general economic conditions and other factors beyond our control. If our customers fail to introduce new products that employ our products or component parts, demand for our products will suffer. To the extent that we cannot offset periods of reduced demand that may occur in these markets through greater penetration of these markets or reduction in our production and costs, our sales and gross profit may decline, which would negatively impact our business, financial condition and results of operations.

If we fail to achieve design-wins for our semiconductor products, we may lose the opportunity for sales to customers for a significant period of time and be unable to recoup our investments in our products.

We expend considerable resources on winning competitive selection processes, known as design-wins, to develop semiconductor products for use in our customers' products. These selection processes are typically lengthy and can require us to incur significant design and development expenditures. We may not win the competitive selection process and may never generate any revenue despite incurring significant design and development expenditures. Once a customer designs a semiconductor into a product, that customer is likely to continue to use the same semiconductor or enhanced versions of that semiconductor from the same supplier across a number of similar and successor products for a lengthy period of time due to the significant costs associated with qualifying a new supplier and potentially redesigning the product to incorporate a different semiconductor. If we fail to achieve initial design-wins in a customer's qualification process, we may lose the opportunity for significant sales to that customer for a number of products and for a lengthy period of time. This may cause us to be unable to recoup our investments in our semiconductor products, which would harm our business.

We have lengthy and expensive design-to-mass production and manufacturing process development cycles that may cause us to incur significant expenses without realizing meaningful sales, the occurrence of which would harm our business.

The cycle time from the design stage to mass production for some of our products is long and requires the investment of significant resources with many potential customers without any guarantee of sales. Our design-to-mass production cycle typically begins with a three-to-twelve month semiconductor development stage and test period followed by a three-to-twelve month end-product qualification period by our customers. The fairly lengthy front end of our sales cycle creates a risk that we may incur significant expenses but may be unable to realize meaningful sales. Moreover, prior to mass production, customers may decide to cancel their products or change production specifications, resulting in sudden changes in our product specifications, increasing our production time and costs. Failure to meet such specifications may also delay the launch of our products or result in lost sales.

Research and development investments may not yield profitable and commercially viable products, and thus will not necessarily result in increases in revenues for us.

We invest significant resources in our research and development. Our research and development efforts, however, may not yield profitable or commercially viable products. During each stage of research and development, there is a substantial risk that we will have to abandon a potential product that is no longer marketable and in which we have invested significant resources. In the event we are able to develop viable new products, a significant amount of time will have elapsed between our investment in the necessary research and development effort and the receipt of any related revenues.

We face numerous challenges relating to executing our growth strategy, and if we are unable to execute our growth strategy effectively, our business and financial results could be materially and adversely affected.

Our growth strategy is to leverage our advanced analog and mixed-signal power technology platform, continue to innovate and deliver new products, increase business with existing customers, broaden our customer base, aggressively grow our power business, and drive execution excellence. If we are unable to execute our growth strategy effectively, we may not be able to take advantage of market opportunities, execute our business plan or respond to competitive pressures. Moreover, if our allocation of resources does not correspond with future demand for particular products, we could miss market opportunities and our business and financial results could be materially and adversely affected.

We are subject to risks associated with currency fluctuations, and changes in the exchange rates of applicable currencies could impact our results of operations.

Historically, a portion of our revenues and greater than the majority of our operating expenses and costs of sales have been denominated in non-U.S. currencies, principally the Korean won, and we expect that this will remain true in the future. Because we report our results of operations in U.S. dollars, changes in the exchange rate between the Korean won and the U.S. dollar could materially impact our reported results of operations and distort period to period comparisons. In particular, because of the difference in the amount of our consolidated revenues and expenses that are in U.S. dollars relative to Korean won, a depreciation in the U.S. dollar relative to the Korean won could result in a material increase in reported costs relative to revenues, and therefore could cause our profit margins and operating income to appear to decline materially, particularly relative to prior periods. The converse is true if the U.S. dollar were to appreciate relative to the Korean won. For example, foreign currency fluctuations had a favorable impact on our reported profit margins and operating income from operations for the fiscal years ended December 31, 2025 and 2024 due to a relatively weaker Korean won during the periods. Moreover, our foreign currency gain or loss would be affected by changes in the exchange rate between the Korean won and the U.S. dollar including those related to the intercompany long-term loans to our Korean subsidiary, Magnachip Semiconductor, Ltd., or MSK, which is denominated in U.S. dollars. As of December 31, 2025, the outstanding intercompany loan balance including accrued interests between MSK and our Dutch subsidiary was $75.1 million. While the intercompany loan balance including accrued interest has decreased compared to prior periods, changes in exchange rates could continue to affect our reported foreign currency gain or loss. As a result of foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our common stock could be adversely affected.

From time to time, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. Our Korean subsidiary, Magnachip Semiconductor Ltd., enters into foreign currency zero cost collar contracts in order to mitigate a portion of the impact of U.S. dollar-Korean won exchange rate fluctuations on our operating results. These foreign currency zero cost collar contracts typically require us to sell specified notional amounts in U.S. dollars and provide us the option to sell specified notional amounts in U.S. dollars during successive months to our counterparty in exchange for Korean won at specified exchange rates. Obligations under these foreign currency zero cost collar contracts must be cash collateralized if our exposure exceeds certain specified thresholds. These zero cost collar contracts may be terminated by the counterparty in a number of circumstances, including if our total cash and cash equivalents is less than $30 million at the end of a fiscal quarter. We cannot assure that any hedging technique we implement will be effective. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations. See "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations—Factors Affecting our Results of Operations" for further details.

The loss of our key employees would materially adversely affect our business, and we may not be able to attract or retain the technical or management employees necessary to compete in our industry.

Our key executives have substantial experience and have made significant contributions to our business, and our continued success is dependent upon the retention of our key management executives. The loss of such key personnel would have a material adverse effect on our business. In addition, our future success depends on our ability to attract and retain skilled technical and managerial personnel. We do not know whether we will be able to retain all of these employees as we continue to pursue our business strategy. The loss of the services of key employees, especially our key design and technical personnel, or our inability to retain, attract and motivate qualified design and technical personnel, could have a material adverse effect on our business, financial condition and results of operations. This could hinder our research and product development programs or otherwise have a material adverse effect on our business.

If we encounter future labor problems, we may fail to deliver our products and services in a timely manner, which would adversely affect our revenues and profitability.

As of December 31, 2025, 441 employees, or approximately 64% of our employees, were represented by the Magnachip Semiconductor Labor Unions. We can offer no assurance that any issues with the labor union and other employees will be resolved favorably for us in the future, that we will not experience work stoppages or other labor problems in future years or that we will not incur significant expenses related to such issues.

We may incur costs to engage in future business combinations or strategic investments, and we may not realize the anticipated benefits of those transactions.

As part of our business strategy, we may seek to enter into business combinations, investments, joint ventures and other strategic alliances with other companies in order to maintain and grow revenue and market presence as well as to provide us with access to technology, products and services. Any such transaction would be accompanied by risks that may harm our business, such as difficulties in assimilating the operations, personnel and products of an acquired business or in realizing the projected benefits, disruption of our ongoing business, potential increases in our indebtedness and contingent liabilities and charges if the acquired company or assets are later determined to be worth less than the amount paid for them in an earlier original acquisition. In addition, our indebtedness may restrict us from making acquisitions that we may otherwise wish to pursue.

The failure to achieve acceptable manufacturing yields could adversely affect our business.

The manufacturing of semiconductors involves highly complex processes that require precision, a highly regulated and sterile environment and specialized equipment. Defects or other difficulties in the manufacturing process can prevent us from achieving acceptable yields in the manufacturing of our products, which could lead to higher costs, a loss of customers or delay in market acceptance of our products. Slight impurities or defects in the photomasks used to print circuits on a wafer or other factors can cause significant difficulties, particularly in connection with the production of a new product, the adoption of a new manufacturing process or any expansion of our manufacturing capacity and related transitions. We may also experience manufacturing problems in achieving acceptable yields as a result of, among other things, transferring production to other facilities, upgrading or expanding existing facilities or changing our process technologies. Yields below our target levels can negatively impact our gross profit and may cause us to eliminate underperforming products.

We rely on a number of independent subcontractors and the failure of any of these independent subcontractors to perform as required could adversely affect our operating results.

A substantial portion of our net sales are derived from semiconductor devices assembled in packages or on film. The packaging and testing of semiconductors require technical skills and specialized equipment. For the portion of packaging and testing that we outsource, we use subcontractors located in Korea and China. We rely on these subcontractors to package and test our devices with acceptable quality and yield levels, and, while we specify quality standards, we are not able to directly oversee their day-to-day operations and the packaging and testing of our devices. Onboarding of a new subcontractor, including as a result of switching from one subcontractor to another, takes approximately three to six months to verify the subcontractor's capabilities and an additional six to twelve months to receive approval from our customers to use such subcontractor. We could be adversely affected by political disorders, labor disruptions, public health issues (including viral or other disease outbreaks) and natural disasters where our subcontractors are located due to the time it would take to onboard a new subcontractor. If our semiconductor packagers and test service subcontractors experience problems in packaging and testing our semiconductor devices, experience prolonged quality or yield problems, experience shutdowns or delays associated with public health issues, or decrease the capacity of their operations available to us, our operating results could be adversely affected.

We cooperate with an independent foundry to produce certain Power IC products, and the failure of such independent foundry to satisfy our demand could materially disrupt our business.

We use independent foundry services for certain of our Power IC products. Silicon wafer production at the external foundry is allocated solely by the vendor and beyond our direct control. Therefore, any disruption in wafer supply from the vendor could have a material impact on our revenue and results of operations.

Global shortages in manufacturing capacities could interrupt or negatively affect our operations, increase cost to manufacture and negatively impact our results of operations.

Increases in demand for semiconductor products have in the past and may again in the future result in a global shortage of manufacturing capacity. As a result, we may experience increases in the costs to manufacture our products and may not be able to manufacture and deliver all of the orders placed by our customers. If we are unable to secure manufacturing capacities from our current subcontractors, our ability to deliver our products to our customers may be negatively impacted. Also, our subcontractors may increase their fees, which would result in an increase in our manufacturing costs, which we may not be fully able to pass to our customers. These factors could cause a negative impact on our results of operations.

We depend on successful parts and materials procurement for our manufacturing processes, and a shortage or increase in the price of these materials could interrupt our operations and result in a decline of revenues and results of operations.

We procure materials and electronic and mechanical components from international sources and original equipment manufacturers. We use a wide range of parts and materials in the production of our semiconductors, including silicon, processing chemicals, processing gases, precious metals and electronic and mechanical components, some of which, such as silicon wafers, are specialized raw materials that are generally only available from a limited number of suppliers. If demand increases or supply decreases for any reason, the costs of our raw materials could significantly increase. For example, worldwide supplies of silicon wafers, an important raw material for the semiconductors we manufacture, have been constrained in recent years due to an increased demand for silicon. We from time to time may enter into multi-year agreements, which specify future quantities and pricing of materials to be supplied by the vendors of these materials; however, this option may not be available to us and we cannot assure that supply increases will match demand increases. If we cannot obtain adequate materials in a timely manner or on favorable terms for the manufacture of our products, revenues and results of operations will decline.

Compliance with regulations regarding the use of "conflict minerals" could limit the supply and increase the cost of certain raw materials used in manufacturing our products.

The SEC, as mandated by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, adopted disclosure regulations for public companies that manufacture products containing certain minerals that are mined from the Democratic Republic of Congo and adjoining countries and procedures pertaining to a manufacturer's efforts regarding the source of such minerals. These "conflict minerals" are commonly found in metals used in the manufacture of semiconductors. Manufacturers are also required to disclose their efforts to prevent the sourcing of such minerals and metals produced from them. These requirements and other government regulations could adversely affect the sourcing, availability and pricing of metals used in the manufacture of our products. We may also incur additional costs to comply with these regulations and disclosure requirements, including costs related to determining the source of any of the relevant minerals used in our products. We may also face difficulties in satisfying customers who may require that our products be certified as free of "conflict materials," which could harm our relationships with these customers and lead to a loss of revenue.

We face warranty claims, product return, litigation and liability risks and the risk of negative publicity if our products fail.

Our semiconductors are incorporated into a number of end products, and our business is exposed to product return, warranty and product liability risk and the risk of negative publicity if our products fail. Although we maintain insurance for product liability claims, the amount and scope of our insurance may not be adequate to cover a product liability claim that is asserted against us. In addition, product liability insurance could become more expensive and difficult to maintain and, in the future, may not be available on commercially reasonable terms, or at all. In addition, we are exposed to the product liability risk and the risk of negative publicity affecting our customers. Our sales may decline if any of our customers are sued on a product liability claim. We also may suffer a decline in sales from the negative publicity associated with such a lawsuit or with adverse public perceptions in general regarding our customers' products. Further, if our products are delivered with impurities or defects, we could incur additional development, repair or replacement costs, and our credibility and the market's acceptance of our products could be harmed.

We could suffer adverse tax and other financial consequences as a result of changes in, or differences in the interpretation of, applicable tax laws, or the adoption of new U.S. or international tax legislation.

Our company's organizational structure was created in part based on certain interpretations and conclusions regarding various tax laws, including withholding tax and other tax laws of applicable jurisdictions. Our interpretations and conclusions regarding tax laws, however, are not binding on any taxing authority and, if these interpretations and conclusions are incorrect, if our business were to be operated in a way that rendered us ineligible for tax exemptions or caused us to become subject to incremental tax, or if the authorities were to change, modify or have a different interpretation of the relevant tax laws, we could suffer adverse tax and other financial consequences, and the anticipated benefits of our organizational structure could be materially impaired. Our company's organizational structure and other tax positions are subject to review by tax authorities in the local and other jurisdictions where we operate our business.

Our provision for income taxes is subject to volatility and could be negatively affected by earnings being (i) lower than anticipated in jurisdictions that have lower statutory tax rates or (ii) higher than anticipated in jurisdictions that have higher statutory tax rates. In addition, our provision for income taxes could be negatively affected by changes in the valuation of our deferred tax assets and liabilities, changes to global intangible low-tax income tax laws, transfer pricing adjustments, or changes in tax laws, regulations, or accounting principles.

Additional changes in the U.S. tax regime or in how U.S. multinational corporations are taxed on foreign income, including changes in how existing tax laws are interpreted or enforced, could adversely affect our business, financial condition or results of operations. For example, the Organization for Economic Cooperation and Development (OECD) has recommended changes to numerous long-standing international tax principles through its base erosion and profit shifting (BEPS) project. These changes, to the extent adopted, may increase tax uncertainty, result in higher compliance costs and adversely affect our provision for income taxes, results of operations and/or cash flow.

On August 16, 2022, the U.S. enacted the Inflation Reduction Act of 2022 (the "IRA"), which, among other things, implements a 15% alternative minimum tax on the adjusted financial statement income of large corporations with average annual financial income exceeding $1 billion, a 1% excise tax on the repurchase of corporate stock by certain corporations and several tax incentives to promote clean energy. The IRA provisions are effective for tax years beginning after December 31, 2022. On December 12, 2022, the European Union member states agreed to implement the OECD's Pillar 2 global minimum effective tax rate of 15% on multinational enterprise ("MNE") groups with consolidated revenues of at least EUR 750 million during two of the four preceding fiscal years, which became effective for fiscal years beginning January 1, 2024, in many jurisdictions worldwide. Additionally, South Korea has enacted legislation implementing global minimum tax rules, including an income inclusion rule generally effective for fiscal years beginning on or after January 1, 2024 and an undertaxed profits rule generally effective for fiscal years beginning on or after January 1, 2025. South Korea has also enacted a qualified domestic minimum top-up tax generally effective for fiscal years beginning on or after January 1, 2026. Our company is monitoring the implementation of the Pillar 2 and the resulting legislation in jurisdictions where it operates. Based on our assessment, the company does not expect a material impact from Pillar 2 top-up taxes as the company is below the EUR 750 million revenue threshold. We will continue to monitor as new information and guidance becomes available.

We are also subject to regular reviews, examinations and audits by the Internal Revenue Service (IRS) and other taxing authorities, including the Korean National Tax Service, with respect to income and non-income based taxes both within and outside the U.S. In connection with the OECD's BEPS project, companies are required to disclose more information to tax authorities on operations around the world, which may lead to greater audit scrutiny of income earned in various countries. Economic and political pressures to increase tax revenues in jurisdictions in which we operate, or the adoption of new or reformed tax legislation or regulation, may make resolving tax disputes more difficult and the final resolution of tax audits and any related litigation could differ from our historical provisions and accruals, resulting in an adverse impact on our business, financial condition or results of operations.

Expanded trade restrictions imposed by the United States may limit our ability to sell to certain customers.

Export control regulations have been evolving rapidly in recent years. New or expanded restrictions or sanctions may limit our ability to sell to or source from affected parties. These controls may cover foreign-produced items, advanced technologies, or entities on the U.S. government's Entity List. If we are unable to serve these customers, they may turn to domestic solutions or competitors not subject to similar regulations. Such developments may materially impact our revenue and future business opportunities in these regions. Maintaining compliance with global trade and export regulations is increasingly complex, time-consuming, and resource-incentive. Failure to comply could result in fines, reputational harm, or limitations on our ability to operate in key international markets. Export restrictions may also affect our contractors, suppliers or customers, and we cannot assure that they will not violate the restrictions, and any such violations may result in fines or criminal sanctions against us and damage our reputation.

Additionally, the U.S. has published significant changes to U.S. export control regulations with respect to Russia and China, and we anticipate additional changes to export control regulations in the future. For example, the U.S. government has implemented controls on advanced computing ICs, computer commodities that contain such ICs, and certain semiconductor manufacturing items, as well as controls on transactions involving items for supercomputer and semiconductor manufacturing end-users. The new controls expand the scope of foreign-produced items subject to license requirements for certain entities on the U.S. government's Entity List. Further changes in the U.S. export control regulations, including changes in the enforcement and scope of such regulations, may create delays in the introduction of our products or services in international markets or could prevent our customers with international operations from deploying our products or services globally. In some cases, such changes could prevent the export or import of our products, which could have a material impact on our future results of operations and financial condition.

Expanded trade restrictions imposed by South Korea may limit our ability to engage in any potential strategic opportunities.

Under the Act on Prevention of Leakage and Protection of Industrial Technology of Korea (the "ITA"), any export (including various means of outflow, such as sale or transfer outside Korea) of National Core Technology ("NCT") by the Korean Ministry of Trade, Industry and Resources (the "MOTIR") requires the filing of a prior-report with, and the acceptance of the same by, the MOTIR. Under the Act on Special Measures for Strengthening and Protecting the Competitiveness of the National High-Tech Strategic Industry (the "Special Act"), any export of National High-Tech Strategic Technology ("NHST") requires prior approval from the MOTIR. Any such export of NCT or NHST without the acceptance of the prior-report with the MOTIR or the prior approval from the MOTIR may be subject to corrective orders by the MOTIR and may also be subject to criminal sanctions.

The Notification Regarding Designation of National Core Technologies issued by the MOTIR was amended on July 14, 2021 to add certain technologies to the list of NCT designated by the MOTIR, and the amended list includes the OLED DDI design technology for driving display panels. The MOTIR designated certain technologies, including the OLED DDI design technology for driving display panels, as NHST under the Special Act.

In the event that our Korean subsidiary, Magnachip Semiconductor, Ltd. ("MSK"), license or sell certain intellectual properties relating to OLED Display Driver IC ("OLED DDI") to overseas entities, such license or sale may constitute an export of NCT and NHST and may be subject to both NCT and NHST restrictions, and therefore the MOTIR's acceptance of prior reports and prior approval. There is no assurance that any prior-reports for the export will be accepted by the MOTIR or we will obtain any prior approval for the export from the MOTIR when such license or sale is pursued in the future.

In addition, in the event that there is any M&A transaction with respect to MSK that results in non-Korean ownership of 50% or more, or exertion of control over the appointment of officers/management by a non-Korean person or entity as the largest shareholder, a prior-report with and the acceptance by the MOTIR is required under the ITA and a prior approval from the MOTIR is required under the Special Act. There is no assurance that any report for an M&A transaction involving non-Korean acquirers or investors will be accepted by the MOTIR, nor we can assure approval for the M&A transaction from the MOTIR when such transaction is pursued in the future.

Recent changes in international trade policy and the imposition and threats of international tariffs, including tariffs applied to goods traded between the United States and other countries/regions, could materially and adversely affect our business and results of operations.

Since the beginning of 2018, there have been increasing public threats and, in some cases, legislative or executive action, from U.S. and foreign leaders regarding instituting tariffs against foreign imports of certain materials. More specifically, since March of 2018, the U.S. and China have applied tariffs to certain of each other's exports. The institution of trade tariffs globally, and between the U.S. and China specifically, may negatively impact the affected countries' economic conditions, which could negatively affect demand for our products in those countries and materially and adversely affect our business and results of operations of our customers serving the affected markets. The Trump Administration's recent imposition of additional tariffs on a number of countries in 2025 and 2026, and threat of trade wars against foreign countries/regions have created even more uncertainties in international trade which may affect our business. These include semiconductor-specific tariffs, which the Trump Administration intends to materially increase over time, and historically elevated baseline and country-specific tariffs. The Trump Administration's international trade policy and its implementation of tariffs continues to evolve in light of U.S. judicial decisions and negotiations with international trading partners. For example, the imposition of tariffs could increase costs of the end-user products we supply that we may not be able to pass on to our customers, which could in turn cause a decrease in the sales of our products and materially and adversely affect our business and results of operations.

Our ability to compete successfully and achieve future growth will depend, in part, on our ability to protect our intellectual property, proprietary technology and know-how, as well as our ability to operate without infringing the proprietary rights of others.

We attempt to protect our intellectual property rights, both in the U.S. and in foreign countries, through a combination of patent, trademark, copyright, mask works and trade secret laws, as well as licensing agreements and third-party nondisclosure and assignment agreements. Because of the differences in foreign trademark, patent and other laws concerning proprietary rights, our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the U.S. In particular, the validity, enforceability and scope of protection of intellectual property in China, where we derive a significant portion of our net sales, and certain other countries where we derive net sales, are uncertain and still evolving and historically have not protected, and may not protect in the future, intellectual property rights to the same extent as do the laws and enforcement procedures in the U.S. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition.

We seek to protect our proprietary technologies and know-how through the use of patents, trade secrets, confidentiality agreements and other security measures. The process of seeking patent protection takes a long time and is expensive. There can be no assurance that patents will issue from pending or future applications or that, if patents issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. Many of our patents are subject to cross licenses, some of which are with our competitors. Some of our technologies are not covered by any patent or patent application. The confidentiality agreements on which we rely to protect these technologies may be breached and may not be adequate to protect our proprietary technologies. Further, it is possible that others will independently develop the same or similar technologies, even without access to our proprietary technologies.

We rely on our trademarks, trade names, and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will have adequate resources to enforce our trademarks.

Our ability to compete successfully depends on our ability to operate without infringing the proprietary rights of others. We have no means of knowing what patent applications have been filed until they are published. In addition, the semiconductor industry is characterized by frequent litigation regarding patent and other intellectual property rights. We may need to file lawsuits to enforce our patents or intellectual property rights, and we may need to defend against claimed infringement of the rights of others. Any litigation could result in substantial costs to us and divert our resources, and we cannot assure you that we will prevail. Any claims of intellectual property infringement or misappropriation against use, even those without merit, could require us to:

- pay substantial damages or indemnify customers or licensees for damages they may suffer if the products they purchase from us or the technology they license from us violate the intellectual property rights of others;

- stop our manufacture, use, sale or importation of the accused products;

- redesign, reengineer or rebrand our products, if feasible;

- expend significant resources to develop or acquire non-infringing technologies;

- discontinue processes; or

- obtain licenses to a third party's intellectual property.

There can be no assurance that we would be successful in such development or acquisition or that such licenses would be available under reasonable terms, or at all.

We license certain intellectual property from third parties. The termination of key third-party licenses relating to the use of intellectual property in our products and our design processes would adversely affect certain areas of our business.

We are subject to many environmental laws and regulations that could affect our operations or result in significant expenses.

We are subject to a variety of environmental, health and safety laws and regulations in each of the jurisdictions in which we operate, governing, among other things, air emissions, wastewater discharges, the generation, use, handling, storage and disposal of, and exposure to, hazardous substances (including asbestos) and wastes, soil and groundwater contamination and employee health and safety. These laws and regulations are complex, change frequently and have tended to become more stringent over time. Among them is the Act on Remediation and Compensation for Damages arising from Environmental Contamination which came into effect in Korea on January 1, 2016 and provides for strict liability of business entities in violation of the act and alleviates the burden of proof for the damaged party. Further, under the amendment to the Act on the Control and Aggravated Punishment of Environmental Offenses that became effective on November 27, 2020, certain environmental offenses such as illegally emitting specified hazardous air pollutants or emitting air pollutants without necessary permits are subject to penalties of up to 5% of the sales amount generated from the relevant business. Moreover, to effectively respond to environmental crimes, on November 14, 2022, a joint investigation team was established, consisting of experts from both national and local governments, including the prosecutor's office, the Ministry of Environment. As a result, we have increased potential exposure to liability for environmental contaminations that might have existed in the past or would arise in the future. There can be no assurance that we have been, or will be, in compliance with all such laws and regulations or that we will not incur material costs or liabilities in connection with these laws and regulations in the future. The adoption of new environmental, health and safety laws, the failure to comply with new or existing laws, or issues relating to hazardous substances could subject us to material liability (including substantial fines or penalties), impose the need for additional capital equipment or other process requirements upon us, curtail our operations or restrict our ability to expand operations.

Our Korean subsidiary has been designated as a regulated business under Korean environmental law, and such designation could have an adverse effect on our financial position and results of operations.

Since 2015, our Korean subsidiary has been subject to K-ETS, a new set of greenhouse gas emissions regulations, under the Act on Allocation and Trading of Greenhouse Gas Emission Allowances. Under K-ETS, our Korean subsidiary was allocated a certain amount of emissions allowance in accordance with the National Allocation Plan prepared by the Korean government, and are required to meet their allocated target by either reducing emissions or purchasing allowances from other participants or the government in the emission trading market. Reduction of our emissions or energy consumption may result in additional and potentially costly compliance or remediation expenses, including potentially the installation of equipment and changes in the type of materials we use in manufacturing, as well as cost of procuring emission allowances to cover the excess emissions, which could adversely affect our financial position and results of operations. During the first implementation period from 2015 to 2017 and second implementation period from 2018 to 2020, we did not exceed the allocated emission amount. Our Korean subsidiary has been allocated emissions allowance in the third implementation period from 2021 to 2025, and we do not expect to exceed the allocated emission amount during the third implementation period. If, however, our Korean subsidiary exceeds the allocated emission amount the third implementation period, we will be required to pay for the excess emissions and may be subject to other regulatory action. We will continue to monitor our compliance with the emissions allowance on a yearly basis. In addition, from time to time, if we assess that we have excess allowances, we may sell such excess allowances to manufacturers in the emission market in Korea.

Furthermore, the Korean legislature enacted the Framework Act on Carbon Neutrality and Green Growth for Responding to Climate Change (the "Carbon Neutrality Framework Act") on September 24, 2021. The Carbon Neutrality Framework Act aims to reduce greenhouse gas emissions by more than 35% by 2030 (compared to 2018) and proclaims the achievement of carbon neutrality by 2050 as a national vision. The Carbon Neutrality Framework Act is significant in that it legislates carbon neutrality and greenhouse gas reduction objectives, and enables the central administrative agencies, local governments and public institutions to implement various measures towards such objectives. On March 25, 2022, the Enforcement Decree of the Carbon Neutrality Framework Act (the "Enforcement Decree") was enacted. The Enforcement Decree aims to provide details required for the execution of items prescribed under the Carbon Neutrality Framework Act. The key provisions of the Enforcement Decree include those setting the mid-to long-term greenhouse gas reduction goal at 40% and implementing the climate change impact assessment scheme. Based on that, on April 11, 2023, the Korean government published the 1st National Basic Plan for Carbon Neutrality and Green Growth (the "Basic Plan"). The Basic Plan is a national plan for responding to the climate crisis and sustainable development. Including annual reduction goals and implementation measures for each sector (e.g., industry and transportation), the Basic Plan will be updated every five years over the next 20 years between 2023 and 2042. It is anticipated that the Carbon Neutrality Framework Act and the Basic Plan, which aims to promote the harmonious development of the economy and the environment in conjunction with active greenhouse gas reduction measures, will serve as the foundation for the government's climate change response policy going forward. Meanwhile, on August 29, 2024, the Constitutional Court of Korea (the "Constitutional Court") held that Article 8, Paragraph 1 of the Carbon Neutrality Framework Act is unconstitutional. This provision mandates the government to establish a national mid- to long-term target for reducing greenhouse gas emissions by at least 35% from 2018 levels by 2030 which is prescribed by presidential decree. The Constitutional Court ruled that this provision is indeed in violation of the Constitution because it fails to specify any emissions reduction targets beyond 2031, thereby infringing upon the petitioners' right to clean environment. Considering that the extensive legislative authority to determine reduction targets during the period from 2031 to 2049, the Constitutional Court held that the provision would remain in effect until a legislative amendment is enacted, with a deadline set for February 28, 2026. Reflecting the ruling of the Constitutional Court, the government determined in November 2025 to set the 2035 Nationally Determined Contribution (NDC) at a reduction target of 53% to 61% compared to 2018 net emissions levels.

Our compliance with the Serious Accidents Punishment Act (the "SAPA") could require significant expenditures and management time and expose us to liability for violations.

Enacted on January 26, 2021 and effective as of January 27, 2022 in Korea, the SAPA imposes enhanced liability exposure for workplace accidents. The legislative goal of the SAPA is to prevent serious accidents by prescribing punishments and punitive damages liability for business owners or responsible management personnel who have violated safety and health measures in the event of such serious accidents (serious industrial accidents and serious civil accidents). Since the law applies to businesses in Korea with 50 or more full-time employees starting from January 27, 2022, our Korean subsidiary is subject to the law. According to the SAPA, if a serious occupational accident occurs that results in at least one deceased person, at least two persons wounded for six months or more, or at least three persons suffering from occupational diseases within a one year period, and if the "business owners or responsible management personnel" of the relevant business place is found to have failed to perform its "obligation to secure safety and health," that person may be subject to imprisonment for up to 7 year or a fine of up to KRW 100 million (in case of death, imprisonment for not less than 1 year or a fine of not less than KRW 1 billion). Additionally, if there was negligence of the company in giving due attention and supervision to prevent such accident, the company will be subject to a fine up to KRW 1 billion (in case of death, a fine up to KRW 5 billion) under joint penalty provisions. Relevant responsible management personnel are also required to spend more time, effort and cost to comply with the SAPA and perform the necessary additional duties imposed by the law to ensure compliance.

We may need additional capital in the future, and such capital may not be available on acceptable terms or at all, which would have a material adverse effect on our business, financial condition and results of operations.

We may require more capital in the future from equity or debt financings to fund operating expenses, such as research and development costs, finance investments in equipment and infrastructure, acquire complementary businesses and technologies, and respond to competitive pressures and potential strategic opportunities. If we raise additional funds through further issuances of equity or other securities convertible into equity, our existing stockholders could suffer significant dilution, and any new shares we issue could have rights, preferences or privileges senior to those of the holders of our common stock. There can be no assurance that any additional equity or debt financing would be available to us, or if available, that such financing would be on favorable terms to us. Accordingly, if we are unable to obtain additional capital or our business does not generate sufficient cash flows from operating activities to fund our working capital needs and planned capital expenditures, and our cash reserves are depleted, we may need to take various actions, such as down-sizing and/or eliminating certain operations, which could include additional exit costs, reducing or delaying capital expenditures, selling assets, or other restructuring actions. There can be no assurance that we would be successful in taking such actions and, in any event, such actions may result in a material adverse effect on our business and results of operations. In addition, our indebtedness limits our ability to incur additional indebtedness under certain circumstances.

Our business depends on international customers, suppliers and operations in Asia, and as a result we are subject to regulatory, operational, financial and political risks, which could adversely affect our financial results.

We rely on, and expect to continue to rely on, suppliers, subcontractors and operations located primarily in Asia. As a result, we face risks inherent in international operations, such as unexpected changes in regulatory requirements, tariffs and other market barriers, political, social and economic instability, adverse tax consequences, war, civil disturbances and acts of terrorism, public health issues (including viral or other disease outbreaks), difficulties in accounts receivable collection, extended payment terms and differing labor standards, enforcement of contractual obligations and protection of intellectual property. These risks may lead to increased costs or decreased revenue growth, or both.

Tensions with North Korea could have an adverse effect on us and the market value of our shares.

Relations between South Korea and North Korea have been tense throughout Korea's modern history. The level of tension between the two Koreas has fluctuated and may increase abruptly as a result of current and future events. In particular, in recent years, there have been heightened security concerns stemming from North Korea's nuclear weapon and long-range missile programs and increased uncertainty regarding North Korea's actions and possible responses from the international community.

North Korea's economy also faces severe challenges, and any adverse economic developments may further aggravate social and political tensions within North Korea.

Although we do not derive any revenue from, nor sell any products in, North Korea, any future increase in tensions between South Korea and North Korea that may occur, for example, if North Korea experiences a leadership crisis, high-level contacts between South Korea and North Korea break down, or military hostilities occur, could have a material adverse effect on the South Korean economy and on our business, financial condition, results of operations and the market value of our common stock.

We may be subject to disruptions, breaches or cyber-attacks of our secured networks and information technology systems that could damage our reputation, harm our business, expose us to liability and materially adversely affect our results of operations.

In the ordinary course of our business, we collect and store sensitive data, including IP and other proprietary information about our business and that of our customers, suppliers and business partners. Secure maintenance, processing and transmission of this information is critical to our operations and business strategy. We may be subject to disruptions, breaches or cyber-attacks of our secured networks and information technology systems caused by illegal hacking, criminal fraud or impersonation, computer viruses, acts of vandalism or terrorism or employee error, and our security measures or those of any third party service providers we use may not detect or prevent such security breaches. We may incur significant costs to eliminate or alleviate cybersecurity breaches and vulnerabilities, which could be significant, and our efforts to protect against such breaches or vulnerabilities may not be successful and could result in system interruptions that may materially impede our sales, manufacturing, distribution, finance or other critical functions. Any such compromise of our information security could also result in the unauthorized publication of our confidential business or proprietary information or that of other parties with which we do business, an interruption in our operations, the unauthorized transfer of cash or other assets, the unauthorized release of customer or employee data or a violation of privacy or other laws in the jurisdictions in which we operate. Any of the foregoing could irreparably damage our reputation and business and/or expose us to material monetary liability, which could have a material adverse effect on our results of operations.

You may not be able to bring an action or enforce any judgment obtained in United States courts, or bring an action in any other jurisdiction, against us or our subsidiaries or our directors, officers or independent auditors that are organized or residing in jurisdictions other than the United States.

Most of our subsidiaries are organized or incorporated outside of the U.S. and some of our directors and executive officers as well as our independent auditors are organized or reside outside of the U.S. Most of our and our subsidiaries' assets are located outside of the U.S. and in particular, in Korea. Accordingly, any judgment obtained in the U.S. against us or our subsidiaries may not be collectible in the U.S. As a result, it may not be possible for you to effect service of process within the U.S. upon these persons or to enforce against them or us court judgments obtained in the U.S. that are predicated upon the civil liability provisions of the federal securities laws of the U.S. or of the securities laws of any state of the U.S. In particular, there is doubt as to the enforceability in Korea or any other jurisdictions outside the U.S., either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the federal securities laws of the U.S. or the securities laws of any state of the U.S.

We are a holding company and depend on the business of our subsidiaries to make payments to us.

We are a holding company with no independent operations of our own. Our subsidiaries conduct substantially all of the operations necessary to fund our obligations. Our ability to pay dividends or to make payments on any future obligations will depend on our subsidiaries' cash flow and their payment of funds to us. Our subsidiaries' ability to make payments to us will depend on:

- their earnings;

- covenants contained in agreements to which we or our subsidiaries are or may become subject;

- business and tax considerations; and

- applicable law, including any restrictions under Korean law that may be imposed on our Korean subsidiary, Magnachip Semiconductor, Ltd., that would restrict its ability to make payments on intercompany loans from our Dutch subsidiary.

We cannot assure that the operating results of our subsidiaries at any given time will be sufficient to make distributions or other payments to us.

We may at times need to incur impairment, restructuring and other restructuring related charges, which could materially affect our results of operations and financial condition.

During industry downturns and for other reasons, we may need to record impairment, restructuring or other restructuring related charges. In the future, we may need to record additional impairment charges or to further restructure our business or incur additional restructuring charges, any of which could have a material adverse effect on our results of operations or financial condition.

We are subject to litigation risks, which may be costly to defend and the outcome of which is uncertain.

All industries, including the semiconductor industry, are subject to legal claims, with and without merit, that may be particularly costly and which may divert the attention of our management and our resources in general. We are involved in a variety of legal matters, most of which we consider routine matters that arise in the normal course of business. These routine matters typically fall into broad categories such as those involving customers, employment and labor and intellectual property. Even if the final outcome of these legal claims does not have a material adverse effect on our financial position, results of operations or cash flows, defense and settlement costs can be substantial. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal claim or proceeding could have a material effect on our business, financial condition, results of operations or cash flows.

The price of our common stock may be volatile and you may lose all or a part of your investment.

The trading price of our common stock might be subject to wide fluctuations. Factors, some of which are beyond our control, that could affect the trading price of our common stock may include:

- actual or anticipated variations in our results of operations from quarter to quarter or year to year;

- announcements by us or our competitors of significant agreements, technological innovations or strategic alliances;

- changes in recommendations or estimates by any securities analysts who follow our securities;

- addition or loss of significant customers;

- recruitment or departure of key personnel;

- changes in economic performance or market valuations of competing companies in our industry;

- price and volume fluctuations in the overall stock market;

- market conditions in our industry, end markets and the economy as a whole;

- subsequent sales of stock and other financings; and

- litigation, legislation, regulation or technological developments that adversely affect our business.

In the past, following periods of volatility in the market price of a public company's securities, securities class action litigation often has been instituted against the public company. Regardless of its outcome, this type of litigation could result in substantial costs to us and a likely diversion of our management's attention. You may not receive a positive return on your investment when you sell your shares, and you could lose some or the entire amount of your investment.

We cannot guarantee that our share repurchase program will be successfully consummated, or that it will enhance shareholder value, and share repurchases could affect the price of our common stock.

On July 19, 2023, the Board of Directors authorized us to repurchase up to $50 million of our outstanding common stock. Purchases have been and will be made in the open market or through privately negotiated transactions, depending upon market conditions and other factors. In connection with the repurchase program, we established a stock trading plan with Needham & Company, LLC in accordance with Rule 10b5-1 under the Securities Exchange Act. This share repurchase program could affect the price of our common stock, increase volatility and diminish our cash reserves. The IRA enacted in August 2022 imposes a 1% excise tax on the fair market value of stock repurchases made by covered corporations after December 31, 2022. The total taxable value of shares repurchased is reduced by the fair market value of any newly issued shares during the taxable year.

See "Item 8. Financial Statements and Supplementary Data—Notes to Consolidated Financial Statements—Note 13. Stock Repurchases" for more information.

Provisions in our charter documents and Delaware Law may make it difficult for a third party to acquire us and could depress the price of our common stock.

Provisions in our certificate of incorporation and bylaws may have the effect of delaying or preventing a change of control or changes in our management. Among other things, our certificate of incorporation and bylaws:

- authorize our Board of Directors to issue, without stockholder approval, preferred stock with such terms as the Board of Directors may determine;

- prohibit action by written consent of our stockholders;

- prohibit any person other than our Board of Directors, the chairman of our Board of Directors, our Chief Executive Officer or holders of at least 25% of the voting power of all then outstanding shares of capital stock of the corporation entitled to vote generally in the election of directors to call a special meeting of our stockholders; and

- specify advance notice requirements for stockholder proposals and director nominations.

In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law (the "DGCL"), regulating corporate takeovers and which has an anti-takeover effect with respect to transactions not approved in advance by our Board of Directors, including discouraging takeover attempts that might result in a premium over the market price for shares of our common stock. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

- the transaction is approved by the board of directors before the date the interested stockholder attained that status;

- upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

- on or after such date, the business combination is approved by the board of directors and authorized at a meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

In general, DGCL Section 203 defines a business combination to include the following:

- any merger or consolidation involving the corporation and the interested stockholder;

- any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

- subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

- any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

- the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, DGCL Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any such entity or person.

A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of, and do not currently intend to opt out of, this provision.

We have not historically paid dividends and do not currently have any dividend or distribution policy, and therefore, investors may need to rely on sales of their common stock as the only way to realize any future gains on their investments.

We have not historically paid cash dividends and do not currently have any dividend or distribution policy. Any determination to pay dividends in the future will be at the discretion of our Board of Directors. Accordingly, unless the Board implements a future dividend or distribution policy, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

Our indebtedness and liabilities could limit the cash flow available for our operations, expose us to risks that could adversely affect our business, financial condition and results of operations and impair our ability to satisfy our obligations under our debt instruments when they come due.

As of December 31, 2025, we had approximately $27.9 million aggregate principal amount of indebtedness outstanding under the working capital term loan (the "Term Loan") borrowed pursuant to the Loan Agreement, which is secured by a pledge of the properties of our fabrication facility in Gumi ("Fab3"). We also had approximately $16.7 million aggregate principal amount of indebtedness outstanding under the Equipment Financing Credit Agreement, which provides financing for capital expenditures of MSK (the "CAPEX Loans"). The CAPEX Loans are secured by a pledge of our certain machinery and equipment owned by MSK, which are located in its fabrication facility in Gumi, Korea. We may also incur additional indebtedness to meet future financing needs. Our indebtedness could have significant negative consequences for our security holders and our business, results of operations and financial condition by, among other things:

- increasing our vulnerability to adverse economic and industry conditions;

- limiting our ability to obtain additional financing on acceptable terms or at all;

- requiring the dedication of a substantial portion of our cash flow from operations to service our indebtedness, which will reduce the amount of cash available for other purposes;

- limiting our flexibility to plan for, or react to, changes in our business;

- exposing us to the risk of increased interest rates, as our Term Loan borrowing is at a variable rate of interest; and

- placing us at a possible competitive disadvantage with competitors that are less leveraged than us or have better access to capital.

Our business may not generate sufficient funds, and we may otherwise be unable to maintain sufficient cash reserves, to pay amounts due under our indebtedness and our cash needs may increase in the future. If we are unable to pay our indebtedness when due, including the Term Loan and CAPEX Loans, the lenders may declare default and invoke remedies that could include the foreclosure on pledged collateral to satisfy such indebtedness, which would have a material adverse effect on our financial condition and results of operations.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

Cybersecurity Risk Management and Strategy

Cybersecurity risks and data protection are key components of our long-term strategy and enterprise risk management program and are integrated into our overall risk management systems and processes. We maintain processes for assessing, identifying and managing material risks from cybersecurity threats, and we routinely invest in the development and implementation of essential cybersecurity systems, infrastructures and processes to protect the security and integrity of our systems, networks, databases and proprietary information. Key areas of our cybersecurity risk management processes and strategy currently include:

- *Compliance with industry standards and regulatory frameworks*: Our information security management system is ISO 27001 certified. In addition, we align our standards to comply with South Korea's industrial technology protection law (Act on Prevention of Divulgence and Protection of Industrial Technology), which prevents technologies vital to South Korean national security or economic competitiveness from being divulged to or shared with foreign countries or corporations without the government's approval.

- *Ongoing Evaluation and Assessment of Systems and Procedure*: We monitor compliance with regulatory, industry and evolving data privacy requirements and update our cybersecurity risk management program from time to time as appropriate. We also continuously monitor our information security systems and processes on an ongoing basis to identify and remediate cybersecurity threats and vulnerabilities that could be exploited to adversely impact our business operations. To better preemptively identify risks and vulnerabilities in our security systems, we perform penetration testing for security controls using external third-party tools and encourage vulnerability reporting within our organization.

- *Cross-Collaboration and Coordination*: Cybersecurity risks related to our business, privacy and compliance issues are identified and managed through a multifaceted approach, including third-party monitoring, internal and external IT security audits and reviews by relevant committees.

- *Third-Party Service Providers*: We engage leading third-party product and service providers to assist us with our cybersecurity risk management. We use an Information Prevention and Data Loss Prevention System on networks and endpoints, which is designed to prevent unauthorized access to or transfer of sensitive data. We also use centrally managed antivirus systems for blocking illegal software to detect and remove malware and illegal software from devices in real time. In particular, we use a Managed Security Service provider for Security Information and Event Management services for matters such as firewall management, intrusion detection and prevention, vulnerability management and incident response.

- *Cyber Incident Response Plan*: We maintain a comprehensive cyber incident response plan that sets forth the applicable processes, roles, engagements, escalations and notifications to promptly respond to a cybersecurity incident. This plan covers steps to be taken upon the detection of a cybersecurity incident detection, review by relevant committees, identification of damages, recovery process, post-incident analysis and the introduction of improvement measures. Such incident responses are managed in a timely manner by a dedicated team and overseen by relevant organizations, including IT, finance, legal and compliance.

- *Security Awareness Training for Personnel*: We provide comprehensive employee training on cybersecurity awareness, confidential information protection and simulated phishing attacks.

- *Review of Third-Party Risks*: We routinely conduct risk and compliance assessments of third-party service providers prior to exchanging any sensitive data or integrating with any key third-party provider.

As of December 31, 2025, we have not identified any risks from cybersecurity threats, including any previous cybersecurity incidents, that have materially affected or are reasonably likely to materially affect the Company, our business strategy, our results of operations or our financial condition. For a discussion of risks from cybersecurity threats (including any previous cybersecurity incidents) that could be reasonably likely to materially affect us, please refer to our Risk Factors discussion under the heading 'We may be subject to disruptions, breaches or cyber-attacks of our secured networks and information technology systems that could damage our reputation, harm our business, expose us to liability and materially adversely affect our results of operations' in Item 1A of this Annual Report on Form 10-K.

Cybersecurity Governance

In line with our overall risk management governance structure, management is responsible for the day-to-day management of cybersecurity risks while the Company's Board of Directors and its Audit Committee actively and continuously provide oversight.

Our Audit Committee oversees the Company's management of key risks including those arising from cybersecurity threats. Our management team reports to the Audit Committee on a quarterly basis, presenting their assessment of key enterprise risks, including cybersecurity. The topics include trends in cyber threats and the initiatives designed to strengthen our security systems and enhance the cyber readiness of our organization. Additionally, our management team and our Chief Information Security Officer ("CISO") provides periodic updates to the members of the Audit Committee and the Board of Directors on existing and new cybersecurity risks, status of risk mitigation efforts, cybersecurity incidents, if any, and the progress of key information security initiatives.

We established the Information Security Steering Committee (the "IS Steering Committee") in 2020 as a management-led, cross-functional committee currently comprised of our Chief Executive Officer, Chief Financial Officer, CISO/Chief Privacy Officer and relevant teams including Information Security, HR, Compliance & Internal Audit and Legal. The IS Steering Committee holds quarterly meetings, during which they review and take action on a wide range of topics, including cybersecurity threat matters such as prevention monitoring, detection mitigation and remediation of cybersecurity incidents.

Our CISO leads a dedicated Information Security team in charge of cybersecurity matters. The Information Security team consists of four professionals with a combined 39 years of relevant experience across information technology, information security, compliance and systems, and each of whom have completed one or more cybersecurity certifications relevant to their particular functions and professional certifications issued in Korea.

The Information Security team oversees compliance with our cybersecurity framework, facilitates cybersecurity risk management activities, assists with the review and approval of policies, and oversees the security awareness program. Our Information Security team and CISO also reports to the IS Steering Committee on a quarterly basis. We also invest in ongoing cybersecurity training for our Information Security team.

Item 2. Properties

Our manufacturing operations take place in a single fabrication facility located in Gumi, Korea. Our facility has a capacity of approximately 36,000 eight-inch equivalent wafers per month. We manufacture wafers utilizing geometries ranging from 0.13 to 0.35 microns. The Gumi facility has one main building with 41,022 square meters devoted to manufacturing, testing and packaging.

In addition to our fabrication facility in Gumi, we lease facilities in Cheongju and Seoul, Korea. Each of these facilities includes administration, sales and marketing and research and development functions. We lease sales and marketing offices through our subsidiaries in several other countries.

The ownership of our wafer manufacturing assets is an important component of our business strategy. Maintaining manufacturing control enables us to develop proprietary, differentiated products and results in higher production yields, as well as shortened design and production cycles. We believe our facilities are suitable and adequate for the conduct of our business for the foreseeable future and that we have sufficient production capacity to service our business as currently contemplated without significant capital investment.

All of our assembly, test and packaging services for our Power Analog Solutions and Power IC businesses are outsourced with the balance handled in-house. The independent providers of these outsourced services are located in Korea and China. The relative cost of outsourced services, as compared to in-house services, depends upon many factors specific to each product and circumstance. However, we generally incur higher costs for outsourced services, which can result in lower margins.

Certain of our property, plant and equipment, including manufacturing facilities and related equipment, are pledged as collateral for the Company's long-term borrowings. For additional information regarding these arrangements, including the related collateral and terms of the borrowings, see "Note 11. Long-Term Borrowings" to our consolidated financial statements under "Item 8. Financial Statements and Supplementary Data" contained elsewhere in this Report.

Item 3. Legal Proceedings

We are involved in a variety of legal matters, most of which we consider routine matters that arise in the normal course of business. These routine matters typically fall into broad categories such as those involving customers, employment and labor and intellectual property. Intellectual property litigation and infringement claims, in particular, could cause us to incur significant expenses or prevent us from selling our products. We are currently not involved in any legal proceedings that we believe would have a material adverse effect on our business, financial condition or results of operations.

See also "Item 1A. Risk Factors" in this Report for additional information.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is listed on the New York Stock Exchange under the symbol "MX."

Total Return to Stockholders (Including Reinvestment of Dividends)

Indexed Returns

Company/Index	Base Period 12/31/2020	12/31/2021	12/30/2022	12/29/2023	12/31/2024	12/31/2025
Magnachip Semiconductor Corporation	100	155.10	69.45	55.47	29.73	18.86
S&P 500 Index	100	126.89	102.22	126.99	156.59	182.25
Philadelphia Semiconductor Index	100	141.16	90.58	149.36	178.14	253.38

Holders

The approximate number of record holders of our outstanding common stock as of February 28, 2025 was 66. This number does not include beneficial owners for whom shares are held by nominees in street name.

Stock-Based Compensation

For information on securities authorized for issuance under our equity compensation plans, see Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

Dividends

We have not historically paid any cash dividends on our common stock. Our Board of Directors continuously evaluates our capital allocation strategy and liquidity targets, but has not currently implemented any dividend or distribution policy. Any determination to pay dividends in the future will be at the discretion of our Board of Directors.

Issuer Purchases of Equity Securities

The following table shows the monthly activity related to our repurchases of common stock for the quarter ended December 31, 2025.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(2)	Approximate dollar value of Shares that may yet be Purchased under the Plans or Programs (in thousands)(2)
October 2025(1)	13,500	$ 3.02	—	$ 20,951
November 2025(1)	274	$ 3.10	—	$ 20,951
December 2025(1)	68,988	$ 2.55	—	$ 20,951
Total	82,762	$ 2.63	—	$ 20,951

(1) Represents shares withheld to satisfy tax withholding obligations in connection with the vesting of restricted stock units issued under our equity incentive plans.

(2) On July 19, 2023, the Company's Board of Directors authorized a new $50 million stock buyback program (the "Repurchase Plan"). Purchases under the Repurchase Plan have been and will be made in the open market or through privately negotiated transactions, depending upon market conditions and other factors. No purchases under the Repurchase Plan were made during the quarter ended December 31, 2025.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with the audited consolidated financial statements, together in each case with the related notes, included elsewhere in this Report. This discussion and analysis contains, in addition to historical information, forward-looking statements that include risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under the heading "Risk Factors" and elsewhere in this Report. We have reclassified certain prior year amounts to conform to the current year's presentation for discontinued operations, reflecting the shutdown of the Display business and transition into a pure-play Power company. Unless otherwise stated, information in this section relates to our continuing operations. The consolidated statements of cash flows have not been adjusted to separately disclose cash flows related to discontinued operations.

Overview

We are a designer and manufacturer of analog and mixed-signal power semiconductor platform solutions for various applications, including industrial, automotive, communication, consumer and computing. We have a proven record with about 45 years of operating history, a portfolio of more than 950 registered patents and pending applications and extensive engineering and manufacturing process expertise.

We develop and manufacture Power Analog Solutions products and develop Power integrated circuit ("IC") products. Power Analog Solutions products include metal oxide semiconductor field effect transistors ("MOSFETs") and insulated-gate bipolar transistors ("IGBTs") for a range of devices, including televisions, smartphones, mobile phones, wearable devices, desktop PCs, notebook PCs, tablet PCs, home appliance, other consumer electronics, automotive and industrial applications such as power suppliers, e-bikes, photovoltaic inverters, LED lighting and motor drives.

Our Power IC products provide Power IC solutions to major television suppliers and large panel display suppliers. These products include AC-DC/DC-DC converters, LED drivers, regulators, power management integrated circuits ("PMICs") and level shifter for a range of devices, including televisions, wearable devices, notebooks, tablet PCs and others consumer electronics, as well as automotive applications.

Our wide variety of analog and mixed-signal power semiconductor products combined with our mature technology platform allow us to address multiple high-growth end markets and rapidly develop and introduce new products and services in response to market demands. Our design center and substantial manufacturing operations in Korea place us at the core of the global electronics device supply chain. We believe this enables us to quickly and efficiently respond to our customers' needs, and allows us to better serve and capture additional demand from existing and new customers. Certain of our Power IC products are produced using an external foundry. Through strategic cooperation with an external foundry, we seek to ensure we outsource wafers at competitive prices and produce quality products.

To maintain and increase our profitability, we must accurately forecast trends in demand for electronics devices that incorporate semiconductor products we produce. We must understand our customers' needs as well as the likely end market trends and demand in the markets they serve. We must also invest in relevant research and development activities and purchase necessary materials on a timely basis to meet our customers' demand while maintaining our target margins and cash flow.

The semiconductor markets in which we participate are highly competitive. The prices of our products tend to decrease regularly over their useful lives, and such price decreases can be significant as new generations of products are introduced by us or our competitors. We strive to offset the impact of declining selling prices for existing products through cost reductions and the introduction of new products that command selling prices above the average selling price of our existing products. In addition, we seek to manage our inventories and manufacturing capacity so as to mitigate the risk of losses from product obsolescence.

Demand for our products and services is driven by overall demand for industrial, automotive, communication, consumer and computing products and can be adversely affected by periods of weak consumer and enterprise spending or by market share losses by our customers. In order to mitigate the impact of market volatility on our business, we continually strive to diversify our portfolio of products, customers, and target applications. We also expect that new competitors will emerge in these markets that may place increased pressure on the pricing for our products and services. While we believe we are well positioned competitively to compete in these markets and against these new competitors as a result of our long operating history, existing manufacturing capacity and our worldwide customer base, if we are not effective in competing in these markets, our operating results may be adversely affected.

Net sales for our Power Analog Solutions and Power IC products are driven by design wins in which we are selected by an electronics original equipment manufacturer ("OEM") or other potential customers to supply its demand for a particular product. A customer will often have more than one supplier designed into multi-source components for a particular product line. Once we have design wins and the products enter into mass production, we often specify the pricing of a particular product for a set period of time, with periodic discussions and renegotiations of pricing with our customers. In any given period, our net sales depend heavily upon the end-market demand for the goods in which our products are used, the inventory levels maintained by our customers and, in some cases, allocation of demand for components for a particular product among selected qualified suppliers.

In contrast to completely fabless semiconductor companies, our internal manufacturing capacity provides us with greater control over certain manufacturing costs and the ability to implement process and production improvements for our internally manufactured products, which can favorably impact gross profit margins. Our internal manufacturing capacity also allows for better control over delivery schedules, improved consistency over product quality and reliability and improved ability to protect intellectual property from misappropriation on these internally manufactured products. However, having internal manufacturing capacity exposes us to the risk of under-utilization of manufacturing capacity that results in lower gross profit margins, particularly during downturns in the semiconductor industry.

Our Power Analog Solutions and Power IC businesses require investments in capital equipment. Analog and mixed-signal manufacturing facilities and processes are typically distinguished by the design and process implementation expertise rather than the use of the most advanced equipment. Many of these processes also tend to migrate more slowly to smaller geometries due to technological barriers and increased costs. For example, some of our products use high-voltage technology that requires larger geometries and that may not migrate to smaller geometries for several years, if at all. As a result, our manufacturing base and strategy do not require substantial investment in leading edge process equipment for those products, allowing us to utilize our facilities and equipment over an extended period of time with moderate required capital investments. In addition, we are less likely to experience significant industry overcapacity, which can cause product prices to decline significantly. In general, we seek to invest in manufacturing capacity that can be used for multiple high-value applications over an extended period of time. In addition, we outsource manufacturing of those Power IC products which do require advanced technology and 8-inch wafer capacity. We believe this balanced capital investment strategy enables us to optimize our capital investments and facilitates more diversified product and service offerings.

As we expanded our design capabilities to products that require lower geometries unavailable at our existing manufacturing facilities, we have started outsourcing 8-inch wafer for Power IC products after the sale of our fabrication facility located in Cheongju, Korea in 2020. This additional source of manufacturing has been an important part of our supply chain management. By outsourcing manufacturing of Power IC products to an external foundry, we have been able to adapt dynamically to changing customer requirements and address growing markets without substantial capital investments by us. However, relying on the external foundry exposes us to the risk of being unable to secure manufacturing capacity, particularly during global shortages of foundry services. Although we work strategically with the external foundry to ensure long-term wafer capacity, if these efforts are at any time unsuccessful, our ability to deliver products to our customers may be negatively impacted, which would adversely affect our relationship with customers and opportunities to secure new design-wins.

Our success going forward will depend upon our ability to adapt to future challenges such as the emergence of new competitors for our products and services or the consolidation of current competitors. Additionally, we must innovate to remain ahead of, or at least rapidly adapt to, technological breakthroughs that may lead to a significant change in the technology necessary to deliver our products and services. We believe that our established relationships and close collaboration with leading customers enhance our awareness of new product opportunities, market and technology trends and improve our ability to adapt and grow successfully.

Recent Developments

Shut-Down of Display business

On March 7, 2025, our Board of Directors authorized a strategy to transition to a pure-play Power company, focusing our investments on the Power Analog Solutions and Power IC businesses to enhance profitability and maximize shareholder value. As part of this strategy, we explored all strategic options including a sale, merger, joint venture, licensing, and wind-down for our Display business (Display IC products). However, we were not able to consummate a transaction following several months of discussions with several interested parties on terms that our Board of Directors believed were in the best interests of the Company and our stockholders.

Accordingly, on April 6, 2025, our Board of Directors unanimously approved the plan to shut down our Display business (the "Discontinued Business") by the end of the second quarter of 2025, including the liquidation of MMS, our indirect wholly owned subsidiary that operated the Discontinued Business. For additional information regarding the announcement of our plan to shut down display business, see the Company's Current Report on Form 8-K filed on April 8, 2025.

Although we have discontinued our Display business, certain limited activities remain solely for the purpose of completing the orderly wind-down of operations and fulfilling pre-existing customer obligations, including the sale of "end of life" ("EOL") Display products, which is being conducted by MSK. A small team has been retained exclusively to facilitate these wind-down activities. The sale of EOL Display products generated cash inflow of $5.8 million during the second half of 2025 and is expected to generate cash inflow of over $10 million in the next two years, depending upon customer demand. In addition, we continue to evaluate the potential monetization of the intellectual property assets of the Discontinued Business. Any proceeds from such monetization, if realized, could result in additional cash inflows.

The total cash cost of the liquidation of MMS was approximately $13 million, which is expected to be offset by the cash inflow that may be generated as described above. The one-time liquidation cost consisted of statutory severance and other employee-related costs, contract termination charges and other associated costs. Of this total cash cost, we paid $6.5 million of statutory severance and other employee-related costs in the second quarter of 2025. Further, we originally expected to pay certain contract termination charges in full along with the statutory severance and other employee-related costs, but negotiated with the respective vendors for those contract termination charges totaling $6.0 million to be paid over the duration of the remaining existing contract terms.

CAPEX Loans

On December 16, 2024, MSK executed a Standard Credit Agreement (as amended) (together with its General Terms and Conditions, the "Equipment Financing Credit Agreement") with Korea Development Bank ("KDB"). In connection with the Equipment Financing Credit Agreement, on December 8, 2024, MSK amended the Kun-Pledge Agreement (the "Equipment Pledge Agreement") with KDB, originally executed on or about March 26, 2024, to increase the maximum secured amount and to expand the scope of collateral to include certain machinery and equipment owned by MSK, which are located in its fabrication facility in Gumi, Korea ("Fab 3 machinery and equipment").

The Equipment Financing Credit Agreement provides for loans for MSK's capital expenditures (the "CAPEX Loans") up to an aggregate of KRW 38,000,000,000 ($26.5 million based on the KRW/USD exchange rate of 1,432.7:1 as of December 16, 2024 as quoted by KEB Hana Bank), which have been and will be funded directly to capital expenditure supply vendors by KDB upon the submission of a request form by MSK with the necessary evidence such as purchase agreement, invoice and other documentation, as applicable.

The CAPEX Loans bear interest at a fixed rate quoted by the treasury bond market yield (a six-year Korea treasury bill rate). CAPEX Loans mature in ten years from the initial loan disbursement date, with an initial two-year (measured from the first loan disbursement date) interest-only payment period during which only interest is paid monthly, followed by eight years of amortizing payments where the principal is repaid in equal installments every three months and interest is paid monthly. The Equipment Financing Credit Agreement contains customary representations of MSK in connection with the execution of the agreement and with each borrowing of CAPEX Loans and customary terms and conditions for a secured equipment financing loan of this type in Korea. All obligations of MSK under the Equipment Financing Credit Agreement and CAPEX Loans are secured by certain Fab 3 machinery and equipment pursuant to the Equipment Pledge Agreement.

As of December 31, 2025, the aggregate principal amount outstanding under the CAPEX Loans was approximately $16.7 million, which bears a weighted average interest rate of 2.91% per annum and matures on June 26, 2035.

Macroeconomic Industry Conditions

The semiconductor industry continues to face a number of macroeconomic challenges, including rising inflation, increased interest rates, supply chain disruptions, inventory corrections, shifting customer and end-user demand, fluctuations in currency rates, and geopolitical tensions, including without limitation ongoing conflicts involving Russia and Ukraine, sustained military action and conflicts in the Middle East, and trade conflicts or trade wars (especially those between the United States and China) including those arising directly or indirectly from tariffs recently imposed by the United States, any one or more of which may cause (if they have not already caused) volatility and unpredictability in the supply chain or market for semiconductor products and end-user demand. The length and severity of these macroeconomic events and their overall impact on our business, results of operations and financial condition remain uncertain.

Developments in Export Control Regulations

On October 7, 2022, the Bureau of Industry and Security (BIS) of the U.S. Department of Commerce published changes to U.S. export control regulations (U.S. Export Regulations), including new restrictions on Chinese entities' ability to obtain advanced computing chips, develop and maintain supercomputers, and manufacture advanced semiconductors. Further, on October 12, 2022, a new rule went into effect requiring U.S. persons to obtain a license prior to engaging in certain activities that could "support" certain end-uses and end-users, including those related to weapons of mass destruction. Additionally, on October 21, 2022, BIS brought into effect a series of new Foreign Direct Product (FDP) rules and various new controls on advanced computing items, significantly expanding the scope of items that are subject to export control under the U.S. Export Regulations. More recently, on October 25, 2023, BIS published additional rules, which went into effect on November 17, 2023 to expand, clarify, and correct the rules published in October 2022. A further corrected and clarified version of these rules went into effect on April 4, 2024. On January 16, 2025, BIS published amendments and clarifications of the U.S. Export Regulations which further tightened controls of advanced computing items. On September 30, 2025, BIS published an "Affiliates Rule" to expand end-user controls to cover certain affiliates of entities designated on BIS Entity List or Military End User List or designated on the Specially Designated Nationals and Blocked Persons (SDN) List administered by the U.S. Department of the Treasury, Office of Foreign Assets Control. BIS subsequently delayed enforcement of the Affiliates Rule until November 2026. Based on our understanding of the U.S. Export Regulations and related rules currently in effect, we expect to invest additional resources and efforts in the screening of prospects, customers, and end-users in order to comply with the new Affiliates Rule; while we do not anticipate that the rest of the rules will have a material impact on our current business, we will continue reviewing and assessing these rules and regulations and their potential impact on our business. BIS has altered aspects of its semiconductor licensing policies to a case-by-case review, taking into account requirements such as export volume thresholds and third party testing requirements. Additional changes to the U.S. Export Regulations are expected, such as recently proposed rule changes that may expand restrictions on export transactions involving end users or end uses with military connections; but the scope or timing of such changes is uncertain. We will continue to monitor such developments, including potential additional trade restrictions, and other regulatory or policy changes by the U.S. and foreign governments.

Explanation and Reconciliation of Non-U.S. GAAP Measures

Adjusted EBITDA, Adjusted Operating Income (Loss) and Adjusted Net Income (Loss)

We use the terms Adjusted EBITDA, Adjusted Operating Income (Loss) and Adjusted Net Income (Loss) (including on a per share basis) in this Report. Adjusted EBITDA, as we define it, is a non-U.S. GAAP measure. We define Adjusted EBITDA for the periods indicated as EBITDA (as defined below), adjusted to exclude (i) equity-based compensation expense, (ii) foreign currency loss, net, (iii) derivative valuation loss (gain) and (iv) early termination and other charges. EBITDA for the periods indicated is defined as net income(loss) before interest income, interest expense, income tax benefit, net and depreciation and amortization.

See the footnotes to the table below for further information regarding these items. We present Adjusted EBITDA as a supplemental measure of our performance because:

- we believe that Adjusted EBITDA, by eliminating the impact of a number of items that we do not consider to be indicative of our core ongoing operating performance, provides a more comparable measure of our operating performance from period-to-period and may be a better indicator of future performance;

- we believe that Adjusted EBITDA is commonly requested and used by securities analysts, investors and other interested parties in the evaluation of a company as an enterprise level performance measure that eliminates the effects of financing, income taxes and the accounting effects of capital spending, as well as other one time or recurring items described above; and

- we believe that Adjusted EBITDA is useful for investors, among other reasons, to assess a company's period-to-period core operating performance and to understand and assess the manner in which management analyzes operating performance.

We use Adjusted EBITDA in a number of ways, including:

- for planning purposes, including the preparation of our annual operating budget;

- to evaluate the effectiveness of our enterprise level business strategies;

- in communications with our Board of Directors concerning our consolidated financial performance; and

- in certain of our compensation plans as a performance measure for determining incentive compensation payments.

We encourage you to evaluate each adjustment and the reasons we consider them appropriate. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses (income) similar to the adjustments in this presentation. Adjusted EBITDA is not a measure defined in accordance with U.S. GAAP and should not be construed as an alternative to income (loss) from continuing operations or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flows from operating activities as a measure of liquidity. A reconciliation of loss to Adjusted EBITDA from continuing operations is as follows:

	Year Ended December 31, 2025		Year Ended December 31, 2024	
	(Dollars in millions)			
Loss from continuing operations	$	(14.2)	$	(27.3)
Interest income		(5.4)		(8.3)
Interest expense		1.7		1.6
Income tax benefit, net		(17.9)		(8.2)
Depreciation and amortization		12.6		14.4
EBITDA from continuing operations	$	(23.3)	$	(27.8)
Adjustments:				
Equity-based compensation expense(a)		2.5		5.3
Foreign currency loss, net(b)		0.3		16.7
Derivative valuation loss (gain), net(c)		0.0		(0.1)
Early termination and other charges(d)		4.8		1.6
Adjusted EBITDA from continuing operations	$	(15.6)	$	(4.2)

(a)   This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, these expenses do not generally require cash settlement, and, therefore, are not used by us to assess the profitability of our operations. We believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses as supplemental information.

(b)   This adjustment mainly eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables. Although we expect to incur foreign currency translation gains or losses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these primarily non-cash gains or losses, which we cannot control. Additionally, we believe the isolation of this adjustment provides investors with enhanced comparability to prior and future periods of our operating performance results.

(c)   This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in U.S. dollars, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.

(d)   For the year ended December 31, 2025, this adjustment eliminates $2.6 million of termination-related charges, $1.7 million of certain executive separation benefits and $0.5 million of one-time employee incentives. For the year ended December 31, 2024, this adjustment eliminates $1.6 million of one-time cumulative financial impact in connection with certain employee benefits. As this adjustment meaningfully impacted our operating results and is not expected to represent an ongoing operating expense or income to us, we believe our operating performance results are more usefully compared if this adjustment is excluded.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

- Adjusted EBITDA does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments;

- Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

- Adjusted EBITDA does not reflect the interest expense, or the cash requirements necessary to service interest or principal payments, on our debt;

- although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often need to be replaced in the future, and Adjusted EBITDA does not reflect any cash requirements for such replacements;

- Adjusted EBITDA does not consider the potentially dilutive impact of issuing equity-based compensation to our management team and employees;

- Adjusted EBITDA does not reflect the costs of holding certain assets and liabilities in foreign currencies; and

- other companies in our industry may calculate Adjusted EBITDA differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted EBITDA only supplementally.

We present Adjusted Operating Income (Loss) as supplemental measures of our performance. We prepare Adjusted Operating Income (Loss) by adjusting operating income (loss) to eliminate the impact of equity-based compensation expenses and other items that may be either one time or recurring that we do not consider to be indicative of our core ongoing operating performance. We believe that Adjusted Operating Income (Loss) is useful to investors to provide a supplemental way to understand our underlying operating performance and allows investors to monitor and understand changes in our ability to generate income (loss) from ongoing business operations.

Adjusted Operating Income (Loss) is not a measure defined in accordance with U.S. GAAP and should not be construed as an alternative to operating income (loss) or any other performance measure derived in accordance with U.S. GAAP. We encourage you to evaluate each adjustment and the reasons we consider them appropriate. Other companies in our industry may calculate Adjusted Operating Income (Loss) differently than we do, limiting its usefulness as a comparative measure. In addition, in evaluating Adjusted Operating Income (Loss), you should be aware that in the future we may incur expenses (income) similar to the adjustments in this presentation. We define Adjusted Operating Income (Loss) for the periods indicated as operating income (loss) adjusted to exclude (i) equity-based compensation expense and (ii) early termination and other charges.

The following table summarizes the adjustments to operating loss that we make in order to calculate Adjusted Operating Loss for the periods indicated:

	Year Ended December 31, 2025		Year Ended December 31, 2024	
	(Dollars in millions)			
Operating loss	$	(35.9)	$	(26.0)
Adjustments:				
Equity-based compensation expense(a)		2.5		5.3
Early termination and other charges(b)		4.8		1.6
Adjusted Operating Loss	$	(28.5)	$	(19.1)

(a) This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, these expenses do not generally require cash settlement, and, therefore, are not used by us to assess the profitability of our operations. We believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses as supplemental information.

(b) For the year ended December 31, 2025, this adjustment eliminates $2.6 million of termination-related charges, $1.7 million of certain executive separation benefits and $0.5 million of one-time employee incentives. For the year ended December 31, 2024, this adjustment eliminates $1.6 million of one-time cumulative financial impact in connection with certain employee benefits. As this adjustment meaningfully impacted our operating results and is not expected to represent an ongoing operating expense or income to us, we believe our operating performance results are more usefully compared if this adjustment is excluded.

We present Adjusted Net Income (Loss) (including on a per share basis) as a further supplemental measure of our performance. We prepare Adjusted Net Income (Loss) (including on a per share basis) by adjusting net income (loss) to eliminate the impact of a number of non-cash expenses and other items that may be either one time or recurring that we do not consider to be indicative of our core ongoing operating performance. We believe that Adjusted Net Income (Loss) (including on a per share basis) is particularly useful because it reflects the impact of our asset base and capital structure on our operating performance. We present Adjusted Net Income (Loss) (including on a per share basis) for a number of reasons, including:

- we use Adjusted Net Income (Loss) (including on a per share basis) in communications with our Board of Directors concerning our consolidated financial performance without the impact of non-cash expenses and the other items as we discussed below since we believe that it is a more consistent measure of our core operating results from period to period; and

- we believe that reporting Adjusted Net Income (Loss) (including on a per share basis) is useful to readers in evaluating our core operating results because it eliminates the effects of non-cash expenses as well as the other items we discuss below, such as foreign currency gains and losses, which are out of our control and can vary significantly from period to period.

Adjusted Net Income (Loss) (including on a per share basis) is not a measure defined in accordance with U.S. GAAP and should not be construed as an alternative to income (loss) from continuing operations or any other performance measure derived in accordance with U.S. GAAP, or as an alternative to cash flows from operating activities as a measure of liquidity. We encourage you to evaluate each adjustment and the reasons we consider them appropriate. Other companies in our industry may calculate Adjusted Net Income (Loss) (including on a per share basis) differently than we do, limiting its usefulness as a comparative measure. In addition, in evaluating Adjusted Net Income (Loss) (including on a per share basis), you should be aware that in the future we may incur expenses (income) similar to the adjustments in this presentation. We define Adjusted Net Income (Loss) (including on a per share basis); for the periods indicated as net income (loss), adjusted to exclude (i) equity-based compensation expense, (ii) foreign currency loss, net, (iii) derivative valuation loss (gain), net, (iv) early termination and other charges and (v) income tax effect on non-GAAP adjustments.

The following table summarizes the adjustments to loss from continuing operations that we make in order to calculate Adjusted Loss (including on a per share basis) from continuing operations for the periods indicated:

	Year Ended December 31, 2025	Year Ended December 31, 2024
	(Dollars in millions, except per share data)	
Loss from continuing operations	$ (14.2)	$ (27.3)
Adjustments:		
Equity-based compensation expense(a)	2.5	5.3
Foreign currency loss, net(b)	0.3	16.7
Derivative valuation loss (gain), net(c)	0.0	(0.1)
Early termination and other charges(d)	4.8	1.6
Income tax effect on non-GAAP adjustments(e)	(1.3)	(4.6)
Adjusted Loss from continuing operations	$ (7.9)	$ (8.3)
Reported loss per share—basic	$ (0.39)	$ (0.72)
Reported loss per share—diluted	$ (0.39)	$ (0.72)
Weighted average number of shares—basic	36,218,138	37,774,280
Weighted average number of shares—diluted	36,218,138	37,774,280
Adjusted loss per share—basic	$ (0.22)	$ (0.22)
Adjusted loss per share—diluted	$ (0.22)	$ (0.22)
Weighted average number of shares—basic	36,218,138	37,774,280
Weighted average number of shares—diluted	36,218,138	37,774,280

(a) This adjustment eliminates the impact of non-cash equity-based compensation expenses. Although we expect to incur non-cash equity-based compensation expenses in the future, these expenses do not generally require cash settlement, and, therefore, are not used by us to assess the profitability of our operations. We believe that analysts and investors will find it helpful to review our operating performance without the effects of these non-cash expenses as supplemental information.

(b) This adjustment mainly eliminates the impact of non-cash foreign currency translation associated with intercompany debt obligations and foreign currency denominated receivables and payables, as well as the cash impact of foreign currency transaction gains or losses on collection of such receivables and payment of such payables. Although we expect to incur foreign currency translation gains or losses in the future, we believe that analysts and investors will find it helpful to review our operating performance without the effects of these primarily non-cash gains or losses, which we cannot control. Additionally, we believe the isolation of this adjustment provides investors with enhanced comparability to prior and future periods of our operating performance results.

(c) This adjustment eliminates the impact of gain or loss recognized in income on derivatives, which represents derivatives value changes excluded from the risk being hedged. We enter into derivative transactions to mitigate foreign exchange risks. As our derivative transactions are limited to a certain portion of our expected cash flows denominated in U.S. dollars, and we do not enter into derivative transactions for trading or speculative purposes, we do not believe that these charges or gains are indicative of our core operating performance.

(d) For the year ended December 31, 2025, this adjustment eliminates $2.6 million of termination-related charges, $1.7 million of certain executive separation benefits and $0.5 million of one-time employee incentives. For the year ended December 31, 2024, this adjustment eliminates $1.6 million of one-time cumulative financial impact in connection with certain employee benefits. As this adjustment meaningfully impacted our operating results and is not expected to represent an ongoing operating expense or income to us, we believe our operating performance results are more usefully compared if this adjustment is excluded.

(e) For the years ended December 31, 2025 and 2024, income tax effect on non-GAAP adjustments were calculated by calculating the tax benefit of each jurisdiction with or without the non-GAAP adjustments. For the years ended December 31, 2025 and 2024, income tax effect on non-GAAP adjustments related to our Korean subsidiary was positive $1.8 million and negative $0.4 million, respectively.

We believe that all adjustments to income (loss) from continuing operations used to calculate Adjusted Net Income (Loss) from continuing operations was applied consistently to the periods presented.

Adjusted Net Income (Loss) has limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. Some of these limitations are:

- Adjusted Net Income (Loss) does not reflect changes in, or cash requirements for, our working capital needs;

- Adjusted Net Income (Loss) does not consider the potentially dilutive impact of issuing equity-based compensation to our management team and employees;

- Adjusted Net Income (Loss) does not reflect the costs of holding certain assets and liabilities in foreign currencies; and

- Other companies in our industry may calculate Adjusted Net Income (Loss) differently than we do, limiting its usefulness as a comparative measure.

Because of these limitations, Adjusted Net Income (Loss) should not be considered as a measure of profitability of our business. We compensate for these limitations by relying primarily on our U.S. GAAP results and using Adjusted Net Income (Loss) only as a supplement.

Factors Affecting Our Results of Operations

Net Sales. We derive substantially all of our sales (net of sales returns and allowances) from our Power Solutions business. Our product inventory is primarily located in Korea and is available for drop shipment globally. Outside of Korea, we maintain limited product inventory, and our sales representatives generally relay orders to our fabrication facility in Korea for fulfillment. We have strategically located our sales offices near concentrations of major customers. Our sales offices are located in Korea, Japan, Taiwan and Greater China. Our network of authorized agents and distributors is in the United States, Europe and the Asia Pacific region.

We recognize revenue when a customer obtains control of the product, which is generally upon product shipment, delivery at the customer's location or upon customer acceptance, depending on the terms of the arrangement. For the years ended December 31, 2025 and 2024, our products were sold to 185 and 165 end customers, respectively, and our net sales to our ten largest customers represented 74.3% and 73.4% of our net sales – Power Solutions business, respectively.

Gross Profit. Our overall gross profit generally fluctuates as a result of changes in overall sales volumes and in the average selling prices of our products and services. Other factors that influence our gross profit include changes in product mix, the introduction of new products and services and subsequent generations of existing products and services, shifts in the utilization of our manufacturing facility and the yields achieved by our manufacturing operations, changes in material, labor and other manufacturing costs including outsourced manufacturing expenses, and variation in depreciation expense.

Average Selling Prices ("ASP"). Average selling prices for our products tend to be highest at the time of introduction of new products which utilize the latest technology and tend to decrease over time as such products mature in the market and are replaced by new generation products. We strive to offset the impact of declining selling prices for existing products through our product development activities and by introducing new products that command selling prices above the average selling price of our existing products. In addition, we seek to manage our inventories and manufacturing capacity so as to preclude losses from product and productive capacity obsolescence.

Material Costs. Our material costs consist of costs of raw materials, such as silicon wafers, chemicals, gases and tape and packaging supplies. We use processes that require specialized raw materials, such as silicon wafers, that are generally available from a limited number of suppliers. If demand increases or supplies decrease, the costs of our raw materials could increase significantly.

Labor Costs. A significant portion of our employees are located in Korea. Under Korean labor laws, most employees and certain executive officers with one or more years of service are entitled to severance benefits upon the termination of their employment based on their length of service and rate of pay. As of December 31, 2025, 97% of our employees were eligible for severance benefits.

Depreciation Expense. We periodically evaluate the carrying values of long-lived assets, including property, plant and equipment and intangible assets, as well as the related depreciation periods. We depreciate our property, plant and equipment using the straight-line method over the estimated useful lives of our assets. Depreciation rates vary from 30-40 years on buildings to 3-12 years for certain equipment and assets. Our evaluation of carrying values is based on various analyses including cash flow and profitability projections. If our projections indicate that future undiscounted cash flows are not sufficient to recover the carrying value of the related long-lived assets, the carrying value of the assets is impaired and will be reduced, with the reduction charged to expense so that the carrying value is equal to fair value.

Selling Expenses. We sell our products worldwide through a direct sales force as well as a network of sales agents and representatives to OEMs, including major branded customers and contract manufacturers, and indirectly through distributors. Selling expenses consist primarily of the personnel costs for the members of our direct sales force, a network of sales representatives and other costs of distribution. Personnel costs include base salary, benefits and incentive compensation.

General and Administrative Expenses. General and administrative expenses consist of the costs of various corporate operations, including finance, legal, human resources and other administrative functions. These expenses primarily consist of payroll-related expenses, consulting and other professional fees and office facility-related expenses.

Research and Development. The rapid technological change and product obsolescence that characterize our industry require us to make continuous investments in research and development. Product development time frames vary but, in general, we incur research and development costs one to two years before generating sales from the associated new products. These expenses include personnel costs for members of our engineering workforce, cost of photomasks, silicon wafers and other non-recurring engineering charges related to product design. Additionally, we develop base line process technology through experimentation and through the design and use of characterization wafers that help achieve commercially feasible yields for new products. The majority of research and development expenses of our Power IC business are material and design-related costs for Power IC products. Power IC uses standard BCD process technologies which can be sourced from multiple foundries. The majority of research and development expenses of our Power Analog Solutions business are certain equipment, material and design-related costs for Power Analog Solutions products.

Impact of Foreign Currency Exchange Rates on Reported Results of Operations. Historically, a portion of our revenues and cost of sales and greater than the majority of our operating expenses have been denominated in non-U.S. currencies, principally the Korean won, and we expect that this will remain true in the future. Because we report our results of operations in U.S. dollars converted from our non-U.S. revenues and expenses based on monthly average exchange rates, changes in the exchange rate between the Korean won and the U.S. dollar could materially impact our reported results of operations and distort period to period comparisons. In particular, because of the difference in the amount of our consolidated revenues and expenses that are in U.S. dollars relative to Korean won, depreciation in the U.S. dollar relative to the Korean won could result in a material increase in reported costs relative to revenues, and therefore could cause our profit margins and operating income to appear to decline materially, particularly relative to prior periods. The converse is true if the U.S. dollar were to appreciate relative to the Korean won. Moreover, our foreign currency gain or loss may be affected by changes in the exchange rate between the Korean won and the U.S. dollar, including those related to the intercompany long-term loans to our Korean subsidiary, Magnachip Semiconductor, Ltd. or MSK, which is denominated in U.S. dollars. As of December 31, 2025, the outstanding intercompany loan balance including accrued interest between MSK and our Dutch subsidiary was $75.1 million. While the intercompany loan balance including accrued interest has decreased compared to prior periods, changes in exchange rates could continue to affect our reported foreign currency gain or loss. As a result of such foreign currency fluctuations, it could be more difficult to detect underlying trends in our business and results of operations. In addition, to the extent that fluctuations in currency exchange rates cause our results of operations to differ from our expectations or the expectations of our investors, the trading price of our stock could be adversely affected.

From time to time, we may engage in exchange rate hedging activities in an effort to mitigate the impact of exchange rate fluctuations. Our Korean subsidiary, Magnachip Semiconductor, Ltd., enters into foreign currency zero cost collar contracts in order to mitigate a portion of the impact of U.S. dollar-Korean won exchange rate fluctuations on our operating results. Obligations under these foreign currency zero cost collar contracts must be cash collateralized if our exposure exceeds certain specified thresholds. These zero cost collar contracts may be terminated by a counterparty in a number of circumstances, including if our total cash and cash equivalents is less than $30.0 million at the end of a fiscal quarter unless a waiver is obtained from the counterparty. We cannot assure that any hedging technique we implement will be effective. If our hedging activities are not effective, changes in currency exchange rates may have a more significant impact on our results of operations. See "Note 10. Derivative Financial Instruments" to our consolidated financial statements under "Item 8. Financial Statements and Supplementary Data" for additional information regarding our foreign exchange hedging activities.

Foreign Currency Gain or Loss. Foreign currency translation gains or losses on transactions by us or our subsidiaries in a currency other than our or our subsidiaries' functional currency are included in foreign currency gain (loss), net in our consolidated statements of operations. A substantial portion of this net foreign currency gain or loss relates to non-cash translation gain or loss related to the principal balance of intercompany balances at our Korean subsidiary, Magnachip Semiconductor, Ltd., that are denominated in U.S. dollars. This gain or loss results from fluctuations in the exchange rate between the Korean won and U.S. dollar.

Income Taxes. We record our income taxes in each of the tax jurisdictions in which we operate. This process involves using an asset and liability approach whereby deferred tax assets and liabilities are recorded for differences in the financial reporting bases and tax basis of our assets and liabilities. We exercise significant management judgment in determining our provision for income taxes, deferred tax assets and liabilities. We assess whether it is more likely than not that the deferred tax assets existing at the period-end will be realized in future periods. In such assessment, we consider all available positive and negative evidence, including scheduled reversals of deferred tax liabilities, projected future taxable income, tax planning strategies and recent results of operations. In the event we were to determine that we would be able to realize the deferred income tax assets in the future in excess of their net recorded amount, we would adjust the valuation allowance, which would reduce the provision for income taxes.

We are subject to income- or non-income-based tax examinations by tax authorities of the U.S., Korea and multiple other foreign jurisdictions for all open tax years. Significant estimates and judgments are required in determining our worldwide provision for income- or non-income based taxes. Some of these estimates are based on interpretations of existing tax laws or regulations. The ultimate amount of tax liability may be uncertain as a result.

Capital Expenditures. We primarily invest in manufacturing equipment, software design tools and other tangible assets mainly for fabrication facility maintenance, capacity expansion and technology improvement. Capacity expansions and technology improvements typically occur in anticipation of increases in demand. We typically pay for capital expenditures in partial installments with portions due on order, delivery and final acceptance. Our capital expenditures mainly include our payments for the purchase of property, plant and equipment.

Inventories. We monitor our inventory levels in light of product development changes and market expectations. We may be required to take additional charges for quantities in excess of demand, cost in excess of market value and product age. Our analysis may take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sales of existing products, product age, customer design activity, customer concentration and other factors. These forecasts require us to estimate our ability to predict demand for current and future products and compare those estimates with our current inventory levels and inventory purchase commitments. Our forecasts for our inventory may differ from actual inventory use.

Results of Operations

Comparison of Years Ended December 31, 2025 and 2024

The following table sets forth consolidated results of operations for the years ended December 31, 2025 and 2024:

	Year Ended December 31, 2025		Year Ended December 31, 2024		Change
	Amount	% of Total revenues	Amount	% of Total revenues	Amount
	(Dollars in millions)				
Revenues					
Net sales – Power Solutions business	$ 178.9	100.0%	$ 185.8	94.6%	$ (7.0)
Net sales – transitional Fab 3 foundry services	—	—	10.6	5.4	(10.6)
Total revenues	178.9	100.0	196.4	100.0	(17.6)
Cost of sales					
Cost of sales – Power Solutions business	147.5	82.4	145.9	74.3	1.6
Cost of sales – transitional Fab 3 foundry services	—	—	11.8	6.0	(11.8)
Total cost of sales	147.5	82.4	157.7	80.3	(10.2)
Gross profit	31.4	17.6	38.7	19.7	(7.3)
Selling, general and administrative expenses	35.1	19.6	38.1	19.4	(3.0)
Research and development expenses	27.3	15.3	25.0	12.7	2.3
Early termination and other charges	4.8	2.7	1.6	0.8	3.3
Operating loss	(35.9)	(20.0)	(26.0)	(13.2)	(9.9)
Interest income	5.4	3.0	8.3	4.2	(3.0)
Interest expense	(1.7)	(0.9)	(1.6)	(0.8)	(0.1)
Foreign currency loss, net	(0.3)	(0.2)	(16.7)	(8.5)	16.5
Other income, net	0.3	0.2	0.5	0.2	(0.2)
	3.7	2.1	(9.5)	(4.9)	13.3
Loss from continuing operations before income tax benefit, net	(32.1)	(18.0)	(35.5)	(18.1)	3.4
Income tax benefit, net	(17.9)	(10.0)	(8.2)	(4.2)	(9.7)
Loss from continuing operations	(14.2)	(8.0)	(27.3)	(13.9)	13.1
Loss from discontinued operations, net of tax	(15.5)	(8.7)	(27.0)	(13.7)	11.5
Net loss	$ (29.7)	(16.6)%	$ (54.3)	(27.6)%	$ 24.6

Results by business line

	Year Ended December 31, 2025		Year Ended December 31, 2024		Change
	Amount	% of Total revenues	Amount	% of Total revenues	Amount
	(Dollars in millions)				
Revenues					
Net sales – Power Solutions business					
Power Analog Solutions	$ 160.5	89.7%	$ 166.8	84.9%	$ (6.3)
Power IC	18.4	10.3	19.0	9.7	(0.6)
Total Power Solutions business	178.9	100.0	185.8	94.6	(7.0)
Net sales – transitional Fab 3 foundry services	—	—	10.6	5.4	(10.6)
Total revenues	$ 178.9	100.0%	$ 196.4	100.0%	$ (17.6)

	Year Ended December 31, 2025		Year Ended December 31, 2024		
	Amount	% of Net Sales	Amount	% of Net Sales	Change Amount
			(Dollars in millions)		
Gross Profit					
Gross profit – Power Solutions business					
Power Analog Solutions	$ 23.8	14.9%	$ 31.5	18.9%	$ (7.7)
Power IC	7.5	41.0	8.4	44.4	(0.9)
Total Power Solutions business	31.4	17.6	39.9	21.5	(8.6)
Gross profit – transitional Fab 3 foundry services	—	—	(1.2)	(11.5)	1.2
Total gross profit	$ 31.4	17.6%	$ 38.7	19.7%	$ (7.3)

Revenues

Total revenues were $178.9 million for the year ended December 31, 2025, a $17.6 million, or 8.9%, decrease compared to $196.4 million for the year ended December 31, 2024. This decrease was due to the phase-out of transitional Fab 3 foundry services revenue by the end of 2024 and a decrease in revenue from Power Solutions business.

The Power Solutions business. Net sales from Power Solutions business were $178.9 million for the year ended December 31, 2025, a $7.0 million, or 3.7%, decrease compared to $185.8 million for the year ended December 31, 2024. The decrease in net sales from our Power Solutions business line was primarily attributable to the competitive pricing pressure on our older generation products, particularly in China, which was offset in part by a higher demand for low-voltage MOSFETs in communication applications.

The transitional Fab 3 foundry services. Net sales from the transitional Fab 3 foundry services were $10.6 million for the year ended December 31, 2024.

Gross Profit

Total gross profit was $31.4 million for the year ended December 31, 2025 compared to $38.7 million for the year ended December 31, 2024, representing a $7.3 million, or 18.9%, decrease. Gross profit as a percentage of net sales for the year ended December 31, 2025 decreased to 17.6% compared to 19.7% for the year ended December 31, 2024.

The Power Solutions business. Gross profit from our Power Solutions business was $31.4 million for the year ended December 31, 2025, which represented an $8.6 million, or 21.4%, decrease from gross profit of $39.9 million for the year ended December 31, 2024. Gross profit as a percentage of net sales for the year ended December 31, 2025 decreased to 17.6% compared to 21.5% for the year ended December 31, 2024. The year-over-year decrease in gross profit and gross profit as a percentage of net sales was primarily attributable to an unfavorable product mix, driven by ASP erosion resulting from increased pricing pressure on our older generation products, particularly in China, as well as the impact of a one-time incentive program provided to distributors in China during the fourth quarter of 2025.

Net Sales— Power Solutions business by Geographic Region

We report net sales – Power Solutions business by geographic region based on the location to which the products are billed. The following table sets forth our net sales – Power Solutions business by geographic region and the percentage of total net sales – Power Solutions business represented by each geographic region for the years ended December 31, 2025 and 2024:

| | Year Ended December 31, 2025 | | Year Ended December 31, 2024 | | |
	Amount	% of Net Sales – Power Solutions business	Amount	% of Net Sales – Power Solutions business	Change Amount
			(Dollars in millions)		
Korea	$ 88.0	49.2%	$ 79.9	43.0%	$ 8.1
Asia Pacific (other than Korea)	82.0	45.9	98.7	53.1	(16.7)
United States	5.0	2.8	2.1	1.1	2.8
Europe	3.9	2.2	5.1	2.7	(1.2)
	$ 178.9	100.0%	$ 185.8	100.0%	$ (7.0)

Net sales – Power Solutions business in Korea increased from $79.9 million for the year ended December 31, 2024 to $88.0 million for the year ended December 31, 2025, or by $8.1 million, or 10.2%, primarily due to an increased demand for power products such as low-voltage MOSFETs in communication applications, which was offset in part by a decreased revenue from the competitive pricing pressure on our older generation products in consumer applications.

Net sales— Power Solutions business in the Asia Pacific (other than Korea) decreased from $98.7 million for the year ended December 31, 2024 to $82.0 million for the year ended December 31, 2025, or by $16.7 million, or 16.9%, primarily due to a decreased revenue from the competitive pricing pressure on our older generation products in consumer and industrial applications, which was offset in part by a higher demand for low-voltage MOSFETs in communication applications.

Operating Expenses

Selling, General and Administrative Expenses. Selling, general and administrative expenses were $35.1 million, or 19.6% of total revenues for the year ended December 31, 2025, compared to $38.1 million, or 19.4% of total revenues for the year ended December 31, 2024. The decrease of $3.0 million, or 7.8%, was primarily attributable to a decrease in employee compensation, mainly due to the forfeiture of equity-based compensation in connection with the separation of certain executive officers, as well as a decrease in professional fees mainly comprised of legal and consulting fees.

Research and Development Expenses. Research and development expenses were $27.3 million, or 15.3% of total revenues, for the year ended December 31, 2025, compared to $25.0 million, or 12.7% of total revenues, for the year ended December 31, 2024. The increase of $2.3 million, or 9.1%, was primarily attributable to higher personnel costs resulting from the increased headcount in research and development, and an increase in material costs for power products based on the timing of development activities.

Early Termination and Other Charges. For the year ended December 31, 2025, we recorded $2.6 million of termination-related charges in connection with the voluntary resignation program, $1.7 million of certain executive separation benefits and $0.5 million of one-time employee incentives. For the year ended December 31, 2024, we recorded $1.6 million of one-time cumulative financial impact in connection with certain employee benefits.

Operating Loss

As a result of the foregoing, operating loss of $35.9 million was recorded for the year ended December 31, 2025 compared to operating loss of $26.0 million the year ended December 31, 2024. As discussed above, the increase in operating loss of $9.9 million resulted primarily from a $7.3 million decrease in gross profit, a $3.3 million increase in early termination and other charges and a $2.3 million increase in research and development expenses, which was offset in part by a $3.0 million decrease in selling, general and administrative expenses.

Other Income (Expense)

Interest Income. Interest income was $5.4 million and $8.3 million for the years ended December 31, 2025 and 2024, respectively.

Interest Expense. Interest expense was $1.7 million and $1.6 million for the years ended December 31, 2025 and 2024, respectively.

Foreign Currency Loss, Net. Net foreign currency loss for the year ended December 31, 2025 was $0.3 million compared to net foreign currency loss of $16.7 million for the year ended December 31, 2024. The net foreign currency loss for the years ended December 31, 2025 and 2024 was due to the depreciation in value of the Korean won relative to the U.S. dollar during the period.

A substantial portion of our net foreign currency gain or loss is non-cash translation gain or loss associated with the intercompany long-term loans to our Korean subsidiary, which is denominated in U.S. dollars, and is affected by changes in the exchange rate between the Korean won and the U.S. dollar. As of December 31, 2025 and 2024, the outstanding intercompany loan balance including accrued interest between our Korean subsidiary, Magnachip Semiconductor, Ltd., and our Dutch subsidiary were $75.1 million and $257.7 million, respectively. Foreign currency translation gain or loss from intercompany balances were included in determining our consolidated net income since the intercompany balances were not considered long-term investments in nature because management intended to settle these intercompany balances at their respective maturity dates.

Income Tax Benefit, Net

We are subject to income taxes in the United States and many foreign jurisdictions and our effective tax rate is affected by changes in the mix of earnings between countries with differing tax rates.

We reported $17.9 million net income tax benefit for the year ended December 31, 2025, which was primarily attributable to the taxable loss in our Korean subsidiary, including loss recognized in connection with the shutdown of the Display business during the second quarter of 2025.

We recorded $8.2 million net income tax benefit for the year ended December 31, 2024, which was primarily attributable to income tax benefit from our Korean subsidiary due to its net operating loss.

Loss from Continuing Operations

Loss from continuing operations for the year ended December 31, 2025 was $14.2 million compared to loss from continuing operations of $27.3 million for the year ended December 31, 2024. The $13.1 million decrease in loss from continuing operations was primarily attributable to a $16.5 million improvement in net foreign currency loss and a $9.7 million increase in income tax benefit, which was offset in part by a $9.9 million increase in operating loss and a $3.0 million decrease in interest income.

Loss from Discontinued Operations, Net of Tax

Loss from discontinued operations, net of tax for the year ended December 31, 2025 was $15.5 million compared to loss from discontinued operations, net of tax of $27.0 million for the year ended December 31, 2024. The $11.5 million improvement in loss from discontinued operations, net of tax primarily resulted from a $14.5 million improvement in operating loss, which was offset in part by a $3.2 million decrease in income tax benefit.

Net Loss

As a result of the foregoing, a net loss of $29.7 million was recorded for the year ended December 31, 2025 compared to a net loss of $54.3 million for the year ended December 31, 2024. As discussed above, the improvement in net loss of $24.6 million primarily resulted from a $13.1 million decrease in loss from continuing operations and an $11.5 million decrease in loss from discontinued operations, net of tax.

Liquidity and Capital Resources

Our principal capital requirements are to fund sales and marketing, invest in research and development and capital equipment, to make debt service payments and to fund working capital needs. We calculate working capital as current assets less current liabilities.

Our principal sources of liquidity are our cash, cash equivalents, cash flows from operations and financing activities. Our ability to manage cash and cash equivalents may be limited, as our primary cash flows are dictated by the terms of our sales and supply agreements, contractual obligations, debt instruments and legal and regulatory requirements. From time to time, we may sell accounts receivable to third parties under factoring agreements or engage in accounts receivable discounting to facilitate the collection of cash. In addition, from time to time, we may make payments to our vendors on extended terms with their consent. As of December 31, 2025, we did not have any accounts payable on extended terms or payment deferment with our vendors.

As of June 29, 2018, our Korean subsidiary, Magnachip Semiconductor, Ltd. ("MSK"), entered into an arrangement whereby it (i) acquired a water treatment facility from SK hynix for $4.2 million to support our fabrication facility in Gumi, Korea, and (ii) subsequently sold the water treatment facility for $4.2 million to a third party management company that we engaged to run the facility for a 10-year term beginning July 1, 2018. Effective November 1, 2025, the service term was adjusted, extending the remaining service period through 2038. As of December 31, 2025, the outstanding obligation of this arrangement is approximately $47.1 million for remaining service term through 2038.

On March 26, 2024, MSK executed a Standard Credit Agreement (together with its General Terms and Conditions, the "Loan Agreement") with Korea Development Bank ("KDB"). The Loan Agreement provides for a working capital term loan (the "Term Loan") of KRW 40,000,000,000 (approximately $27.9 million based on the KRW/USD exchange rate of 1,434.9:1 as of December 31, 2025 as quoted by KEB Hana Bank). The Term Loan requires monthly interest-only payments and matures on March 26, 2027, at which time the full principal balance will be due and payable.

During 2025, under its existing Equipment Financing Credit Agreement with KDB, MSK entered into three CAPEX Loans in the aggregate principal amount of KRW 23,995,000,000, consisting of (i) KRW 9,520,000,000 on June 26, 2025, (ii) KRW 5,075,000,000 on September 26, 2025, and (iii) KRW 9,400,000,000 on December 30, 2025 (approximately $16.7 million in the aggregate based on the KRW/USD exchange rate of 1,434.9:1 as of December 31, 2025, as quoted by KEB Hana Bank). The CAPEX Loans require monthly interest-only payments, with principal repayments deferred for an initial two-year period and amortized over the subsequent eight years, and matures on June 26, 2035.

As of December 31, 2025, cash and cash equivalents held by MSK were $95.6 million, which represents 92% of our total cash and cash equivalents on a consolidated basis. We currently believe that we will have sufficient cash reserves from cash on hand and expected cash from operations to fund our operations as well as capital expenditures for the next 12 months and the foreseeable future.

Year ended December 31, 2025 compared to year ended December 31, 2024

As of December 31, 2025, our cash and cash equivalents balance was $103.8 million, a $34.9 million decrease compared to $138.6 million as of December 31, 2024.

Cash outflow used in operating activities totaled $24.2 million for the year ended December 31, 2025, compared to $6.1 million of cash outflow used in operating activities for the year ended December 31, 2024. The net operating cash outflow for the year ended December 31, 2025 reflects our net loss of $29.7 million, as adjusted favorably by $23.4 million, which mainly consisted of depreciation and amortization, provision for severance benefits, provision for inventory reserves, foreign currency gain or loss and stock-based compensation, and net unfavorable impact of $17.9 million from changes in operating assets and liabilities.

Our working capital balance as of December 31, 2025 was $133.4 million compared to $173.0 million as of December 31, 2024. The decrease in working capital was primarily attributable to a $34.9 million decrease in cash and cash equivalents, driven mainly by severance and other employee-related costs incurred in connection with the liquidation of MMS and the voluntary resignation program implemented in the third quarter of 2025, as well as ongoing capital expenditures.

Cash outflow used in investing activities totaled $24.4 million for the year ended December 31, 2025, compared to a $11.7 million of cash outflow used in investing activities for the year ended December 31, 2024. The $12.8 million increase in cash outflow was primarily attributable to an $18.4 million increase in purchases of property, plant and equipment, which was offset in part by a $2.7 million increase in net collection of guarantee deposits and a $2.1 million net decrease in hedge collateral.

Cash inflow provided by financing activities totaled $12.0 million for the year ended December 31, 2025, compared to $16.6 million of cash inflow provided by financing activities for the year ended December 31, 2024. The financing cash inflow for the year ended December 31, 2025 was primarily attributable to the $17.0 million of proceeds received from the CAPEX Loans with KDB, which was offset in part by a payment of $3.7 million for the repurchases of our common stock pursuant to our stock repurchase program and a payment of $0.6 million for the repurchase of our common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock units. The financing cash inflow for the year ended December 31, 2024 was primarily attributable to the $30.1 million of proceeds received from the Term Loan with KDB, which was offset in part by a payment of $12.3 million for the repurchases of our common stock pursuant to our stock repurchase program and a payment of $0.6 million for the repurchase of our common stock to satisfy tax withholding obligations in connection with the vesting of restricted stock units.

See "Note 2. Discontinued Operations" to the consolidated financial statements included in "Item 8. Financial Statements and Supplementary Data" for information regarding cash flow related to discontinued operation.

We routinely make capital expenditures for fabrication facility maintenance, enhancement of our existing facility and reinforcement of our global research and development capability. For the year ended December 31, 2025, capital expenditures for property, plant and equipment were $30.0 million, an $18.4 million, or 158.6%, increase from $11.6 million for the year ended December 31, 2024.

Of the $30.0 million incurred in 2025, approximately $21.4 million was related to investments to upgrade our fabrication facility located in Gumi, Korea. Of these upgrade-related capital expenditures, $17.0 million was funded under the $26.5 million Equipment Financing Credit Agreement, which is specifically designated for equipment purchases or upgrades in our Gumi fabrication facility. These investments to upgrade the Gumi fabrication facility are expected to support the development of new generation products, and upgrade new tools to optimize product mix and improve gross profit margin in the future periods.

Critical Accounting Policies and Estimates

Preparing financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements, the reported amounts of revenues and expenses during the reporting periods and the related disclosures in our consolidated financial statements and accompanying notes.

We believe that the accounting policies discussed below are critical due to the fact that they involve a high degree of judgment and estimates about the effects of matters that are inherently uncertain. We base these estimates and judgments on historical experience, knowledge of current conditions and other assumptions and information that we believe to be reasonable. Estimates and assumptions about future events and their effects cannot be determined with certainty. Accordingly, these estimates may change as new events occur, as more experience is acquired, as additional information is obtained and as the business environment in which we operate changes.

Inventories

Inventories are stated at the lower of cost or net realizable value, using the first in, first out method ("FIFO"). If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories within cost of sales. Inventory reserves are established when conditions indicate that the net realizable value is less than costs due to physical deterioration, obsolescence, changes in price levels, or other causes based on individual facts and circumstances. We evaluate the sufficiency of inventory reserves and take into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product age and other factors. Reserves are also established for excess inventory based on our current inventory levels and projected demand and our ability to sell those specific products. Situations that could cause these inventory reserves include a decline in business and economic conditions, decline in consumer confidence caused by changes in market conditions, sudden and significant decline in demand for our products, inventory obsolescence because of rapidly changing technology and consumer requirements, or failure to estimate end customer demand properly. A reduction of these inventory reserves may be recorded if previously reserved items are subsequently sold as a result of unexpected changes to certain aforementioned situations.

The gross amount of inventory reserves charged to cost of sales totaled $7.8 million and $7.0 million in the fiscal years ended December 31, 2025 and 2024, respectively. The new cost base related to the sale of inventory that was previously written down totaled $5.0 million and $7.6 million in the fiscal years ended December 31, 2025 and 2024, respectively.

As prescribed in ASC 330, "Inventory," once a reserve is established for a particular item based on our assessment as described above, it is maintained until the related item is sold or scrapped as a new cost basis has been established that cannot subsequently be marked up. In addition, the cost of inventories is determined based on the normal capacity of each fabrication facility. In case the capacity utilization is lower than a certain level that management believes to be normal, the fixed overhead costs per production unit which exceed those under normal capacity are charged to cost of sales rather than capitalized as inventories.

Income Taxes

We are subject to income taxes in the U.S. and foreign jurisdictions. Significant judgments and estimates are required in evaluating our uncertain tax positions and determining our provision for income taxes.

Management's judgment is required in determining the provision for income taxes, deferred tax assets and liabilities, and valuation allowance recorded against our net deferred tax assets. We record a valuation allowance when it is determined that it is more likely than not that a deferred tax asset will not be realized. Our assessment considers the recognition of deferred tax assets on a jurisdictional basis. Accordingly, we consider all available positive and negative evidence, including sales forecast, projected future taxable income, tax planning strategies, and the expected timing of the reversals of existing temporary differences on a jurisdictional basis. Based on the assessment, we have recorded a full valuation allowance against Chinese, Dutch and Luxembourg entities. To the extent that we determine the deferred tax assets are realizable on a more likely than not basis and an adjustment is needed, an adjustment will be recorded in the fiscal period the determination is made.

We recognize and measure uncertain tax positions taken or expected to be taken in a tax return utilizing a two-step process. In the first step, recognition, we determine whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more likely than not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50 percent of being realized upon ultimate settlement.

Although we believe our reserves are reasonable, no assurance can be given that the final tax outcome of these matters will not be different from that which is reflected in our historical income tax provisions and accruals. We adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provisions for income taxes in the period in which such determination is made. The provision for income taxes includes the effect of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties.

Recent Accounting Pronouncements

See Note 1 "Business, Basis of Presentation and Summary of Significant Accounting Policies" in the Notes to the Consolidated Financial Statements in Item 8 of Part II of this Report, for a full description of recent accounting pronouncements, including the expected dates of adoption, which is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Magnachip Semiconductor Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Magnachip Semiconductor Corporation and subsidiaries (the Company) as of December 31, 2025, the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 16, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Realizability of deferred tax assets

Description of the Matter	The Company recognized total deferred tax assets of $170.9 million and a valuation allowance of $97.6 million, as of December 31, 2025. As described in Notes 1 and 17 to the consolidated financial statements, management's assessment of the realizability of deferred tax assets depends on the Company's ability to generate future taxable income. Auditing management's evaluation of whether it is more likely than not that all or some portion of the deferred tax assets will not be realized involved especially complex and subjective auditor judgment in assessing significant assumptions used in the forecast of future taxable income, such as sales forecasts and the timing of reversals of existing temporary differences.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management's process to assess the realizability of deferred tax assets, including controls over developing and reviewing the significant assumptions used in its forecasts described above. To test the evaluation of realizability of deferred tax assets, our audit procedures included, among others, evaluating the reasonableness of significant assumptions underlying its forecast. Specifically, we compared the future sales volume to historical performance trends and available external market

51

outlook information and evaluated the average selling prices by analyzing historical price increases and decreases by product group and benchmarking such trends against industry pricing developments. We also performed sensitivity analyses to assess the impact of potential changes in sales forecast on the forecast of future taxable income. We clerically tested the Company's schedule of the reversal of temporary differences, and with the assistance of our tax subject matter professionals, we evaluated the timing of the reversal of the temporary differences into taxable income, application of relevant tax laws, and the impact of these assumptions on the realizability of deferred tax assets.

/s/ Ernst & Young Han Young

Seoul, Republic of Korea
March 16, 2026

We have served as the Company's auditor since 2025.

Report of Independent Registered Public Accounting Firm
on Internal Control over Financial Reporting

To the Shareholders and the Board of Directors of
Magnachip Semiconductor Corporation

Opinion on Internal Control Over Financial Reporting

We have audited Magnachip Semiconductor Corporation and subsidiaries' internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Magnachip Semiconductor Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2025, the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for the year then ended, and the related notes and our report dated March 16, 2026 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young Han Young
Seoul, Republic of Korea
March 16, 2026

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
Magnachip Semiconductor Corporation

Opinion on the Financial Statements

We have audited the consolidated balance sheet of Magnachip Semiconductor Corporation and its subsidiaries (the "Company") as of December 31, 2024, and the related consolidated statements of operations, comprehensive loss, changes in stockholders' equity and cash flows for the year ended December 31, 2024, including the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Samil PricewaterhouseCoopers
Seoul, Korea
March 14, 2025, except for the effects of discontinued operations discussed in Note 2 to the consolidated financial statements, as to which the date is March 16, 2026

We served as the Company's auditor from 2004 to 2024.

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2025	**2024**
	(In thousands of U.S. dollars, except share data)	
Assets		
Current assets		
Cash and cash equivalents	$ 103,756	$ 138,610
Accounts receivable, net	26,022	28,402
Inventories, net	34,151	30,535
Other receivables	2,882	4,444
Prepaid expenses	5,062	10,379
Hedge collateral (Note 10)	1,200	2,080
Other current assets (Note 1)	3,782	4,779
Total current assets	176,855	219,229
Property, plant and equipment, net	100,204	81,463
Operating lease right-of-use assets	2,070	3,107
Intangible assets, net	454	507
Long-term prepaid expenses	584	165
Deferred income taxes (Note 17)	64,248	52,889
Other non-current assets	7,114	21,956
Total assets	$ 351,529	$ 379,316
Liabilities and Stockholders' Equity		
Current liabilities		
Accounts payable	$ 20,848	$ 21,642
Other accounts payable	11,444	10,764
Accrued expenses	6,929	8,648
Accrued income taxes	81	56
Operating lease liabilities	1,427	1,393
Other current liabilities (Note 1)	2,681	3,765
Total current liabilities	43,410	46,268
Long-term borrowings	44,599	27,211
Accrued severance benefits, net	11,502	17,094
Non-current operating lease liabilities	690	1,823
Other non-current liabilities	3,078	10,123
Total liabilities	103,279	102,519
Commitments and contingencies		
Stockholders' equity		
Common stock, $0.01 par value, 150,000,000 shares authorized, 58,027,696 shares issued and 36,219,100 outstanding at December 31, 2025 and 57,498,507 shares issued and 36,912,118 outstanding at December 31, 2024	579	574
Additional paid-in capital	281,537	279,423
Retained earnings	214,852	244,576
Treasury stock, 21,808,596 shares at December 31, 2025 and 20,586,389 shares at December 31, 2024, respectively	(229,910)	(225,883)
Accumulated other comprehensive loss	(18,808)	(21,893)
Total stockholders' equity	248,250	276,797
Total liabilities and stockholders' equity	$ 351,529	$ 379,316

The accompanying notes are an integral part of these consolidated financial statements

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,			
	2025		**2024**	
	(In thousands of U.S. dollars, except share data)			
Revenues:				
Net sales— Power Solutions business	$	178,860	$	185,828
Net sales—transitional Fab 3 foundry services		—		10,597
Total revenues		178,860		196,425
Cost of sales:				
Cost of sales— Power Solutions business		147,467		145,884
Cost of sales—transitional Fab 3 foundry services		—		11,814
Total cost of sales		147,467		157,698
Gross profit		31,393		38,727
Operating expenses:				
Selling, general and administrative expenses		35,116		38,099
Research and development expenses		27,297		25,012
Early termination and other charges		4,840		1,589
Total operating expenses		67,253		64,700
Operating loss:		(35,860)		(25,973)
Interest income		5,363		8,320
Interest expense		(1,658)		(1,601)
Foreign currency loss, net		(281)		(16,740)
Other income, net		298		485
Loss from continuing operations before income tax benefit, net		(32,138)		(35,509)
Income tax benefit, net		(17,889)		(8,199)
Loss from continuing operations	$	(14,249)	$	(27,310)
Loss from discontinued operations, net of tax		(15,475)		(26,998)
Net loss	$	(29,724)	$	(54,308)
Basic loss per common share—				
Continuing operations	$	(0.39)	$	(0.72)
Discontinued operations	$	(0.43)	$	(0.72)
Total	$	(0.82)	$	(1.44)
Diluted loss per common share—				
Continuing operations	$	(0.39)	$	(0.72)
Discontinued operations	$	(0.43)	$	(0.72)
Total	$	(0.82)	$	(1.44)
Weighted average number of shares—				
Basic		36,218,138		37,774,280
Diluted		36,218,138		37,774,280

The accompanying notes are an integral part of these consolidated financial statements

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

	Year Ended December 31,	
	2025	2024
	(In thousands of U.S. dollars)	
Net loss	$ (29,724)	$ (54,308)
Other comprehensive loss (Note 19)		
Foreign currency translation adjustments	2,834	(5,579)
Derivatives adjustments	251	(1,657)
Total other comprehensive income (loss)	3,085	(7,236)
Total comprehensive loss	$ (26,639)	$ (61,544)

The accompanying notes are an integral part of these consolidated financial statements

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands of U.S. dollars, except share data)	Common Stock Shares	Amount	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2023	38,852,742	$ 569	$ 273,256	$ 298,884	$ (213,454)	$ (14,657)	$ 344,598
Stock-based compensation	—	—	6,214	—	—	—	6,214
Settlement of restricted stock units	527,113	5	(47)	—	—	—	(42)
Acquisition of treasury stock	(2,467,737)	—	—	—	(12,429)	—	(12,429)
Other comprehensive loss, net	—	—	—	—	—	(7,236)	(7,236)
Net loss	—	—	—	(54,308)	—	—	(54,308)
Balance at December 31, 2024	36,912,118	$ 574	$ 279,423	$ 244,576	$ (225,883)	$ (21,893)	$ 276,797
Stock-based compensation	—	—	2,180	—	—	—	2,180
Settlement of restricted stock units	529,189	5	(66)	—	—	—	(61)
Acquisition of treasury stock	(1,222,207)	—	—	—	(4,027)	—	(4,027)
Other comprehensive income, net	—	—	—	—	—	3,085	3,085
Net loss	—	—	—	(29,724)	—	—	(29,724)
Balance at December 31, 2025	36,219,100	$ 579	$ 281,537	$ 214,852	$ (229,910)	$ (18,808)	$ 248,250

The accompanying notes are an integral part of these consolidated financial statements

MAGNACHIP SEMICONDUCTOR CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2025	**2024**
	(In thousands of U.S. dollars)	
Cash flows from operating activities		
Net loss	$ (29,724)	$ (54,308)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation and amortization	12,961	16,161
Provision for severance benefits	3,639	8,020
Loss (gain) on foreign currency, net	(847)	32,851
Provision (reversal) for inventory reserves	2,871	(529)
Stock-based compensation	2,180	6,214
Impairment charges	12,424	4,637
Deferred income taxes	(10,120)	(7,034)
Others, net	325	799
Changes in operating assets and liabilities		
Accounts receivable, net	(2,990)	2,719
Inventories	(5,803)	(1,583)
Other receivables	(210)	(115)
Prepaid expenses	6,981	8,877
Other current assets	2,915	1,753
Accounts payable	4,248	(1,971)
Other accounts payable	(8,993)	(14,160)
Accrued expenses	(2,662)	(607)
Accrued income taxes	23	(1,432)
Deferred revenue	(494)	(305)
Other current liabilities	(345)	(856)
Other non-current liabilities	(185)	(335)
Contributions to severance insurance deposit accounts	3,785	(2,383)
Payment of severance benefits	(13,567)	(2,407)
Others, net	(620)	(139)
Net cash used in operating activities	(24,208)	(6,133)
Cash flows from investing activities		
Proceeds from settlement of hedge collateral	4,159	627
Payment of hedge collateral	(3,159)	(1,706)
Proceeds from disposal of plant, property and equipment	565	—
Purchase of property, plant and equipment	(29,992)	(11,600)
Payment for intellectual property registration	(207)	(316)
Collection of guarantee deposits	4,380	3,535
Payment of guarantee deposits	(355)	(2,175)
Collection of short-term financial instruments	—	30,000
Purchase of short-term financial instruments	—	(30,000)
Others, net	180	(37)
Net cash used in investing activities	(24,429)	(11,672)
Cash flows from financing activities		
Proceeds from long-term borrowings	17,016	30,059
Acquisition of treasury stock	(4,381)	(12,891)
Repayment of financing related to water treatment facility arrangement	(452)	(472)
Repayment of principal portion of finance lease liabilities	(161)	(139)
Net cash provided by financing activities	12,022	16,557
Effect of exchange rates on cash and cash equivalents	1,761	(18,234)
Net decrease in cash and cash equivalents	(34,854)	(19,482)
Cash and cash equivalents at beginning of period	138,610	158,092
Cash and cash equivalents at end of period	$ 103,756	$ 138,610
Supplemental cash flow information		
Cash paid for interest on long-term borrowings	$ 1,253	$ 966
Cash paid for income taxes, net	$ 1,926	$ 1,339
Non-cash investing and financing activities		
Property, plant and equipment additions in other accounts payable	$ 2,407	$ 369
Acquisition of treasury stock to satisfy the tax withholding obligations in connection with equity-based compensation	$ 217	$ 451

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (TABULAR DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

1. Business, Basis of Presentation and Significant Accounting Policies

Business

Magnachip Semiconductor Corporation (together with its subsidiaries, the “Company”) is a designer and manufacturer of analog and mixed-signal power semiconductor platform solutions for various applications, including industrial, automotive, communication, consumer and computing.

The Company develops and manufactures Power discrete ("Power Analog Solutions") products and develops Power integrated circuit (“IC”) products. Power Analog Solutions products include metal oxide semiconductor field effect transistors (“MOSFETs”) and insulated-gate bipolar transistors (“IGBTs”) for a range of devices, including televisions, smartphones, mobile phones, wearable devices, desktop personal computers (“PCs”), notebook PCs, tablet PCs, home appliance, other consumer electronics, automotive and industrial applications such as power suppliers, e-bikes, photovoltaic inverters, LED lighting and motor drives. Power IC products include AC-DC/DC-DC converters, LED drivers, regulators, power management integrated circuits (“PMICs”) and level shifter for a range of devices, including televisions, wearable devices, notebooks, tablet PCs and others consumer electronics, as well as automotive applications.

In 2024, the Power IC business was operated by Magnachip Mixed-Signal, Ltd. (“MMS”), which later transferred the business to Magnachip Semiconductor, Ltd. (“MSK”) effective January 1, 2025, pursuant to an intercompany business transfer agreement executed between MMS and MSK. The transfer was based on the mutual understanding that consolidating the Power Analog Solutions and Power IC businesses under a single company would create a more effective framework for expanding and strengthening the Company’s business for Power products.

Basis of Presentation

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Significant accounting policies followed by the Company in the preparation of the accompanying consolidated financial statements are summarized below.

The Company has reclassified certain prior year amounts to conform to the current year’s presentation for discontinued operations, reflecting the shutdown of the Display business and transition into a pure-play Power company. The assets and liabilities related to the discontinued Display business have not been reclassified on the consolidated balance sheets as of December 31, 2025. The consolidated statements of cash flows have not been adjusted to separately disclose cash flows related to discontinued operations, but the material items in the operating and investing activities of cash flows relating to discontinued operations are disclosed in Note 2. Unless otherwise stated, information in these notes to consolidated financial statements relates to the Company’s continuing operations and excludes the discontinued operations. See Note 2 “Discontinued Operations” for additional information.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company including its wholly-owned subsidiaries. All intercompany transactions and balances are eliminated in consolidation.

Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities, and reported amounts of revenue and expenses. Such estimates include the valuation of accounts receivable, inventories, stock-based compensation, property, plant and equipment, leases, other long-lived assets, accrued severance benefits, long-term employee benefits, and contingent liabilities, estimated future cash flows and other assumptions used in long-lived asset impairment tests, and calculation of current and deferred income taxes and deferred tax valuation allowances, among others. Although these estimates and assumptions are based on management’s best knowledge of current events and actions that the Company may undertake in the future, actual results may be significantly different from the estimates.

Discontinued Operations

The Company reports the results of operations of a business as discontinued operations when a disposal represents a strategic shift, including a disposal of a component of an entity, that has or will have a major effect on the Company's operations and financial results, in accordance with Accounting Standards Codification ("ASC") 205-20, "Presentation of Financial Statements—Discontinued Operations." A business may qualify for discontinued operations presentation upon disposal by sale, abandonment, or other means when the applicable criteria are met. The results of discontinued operations are reported in "Income (loss) from discontinued operations, net of tax" in the accompanying consolidated statements of operations for all periods presented beginning in the period in which the business meets the classification criteria.

Foreign Currency Translation

The Company has assessed in accordance with ASC 830, "Foreign Currency Matters" ("ASC 830"), the functional currency of each of its subsidiaries in Luxembourg and the Netherlands and has designated the U.S. dollar to be their respective functional currencies. The Korean Won is the functional currency for the Company's Korean subsidiary, which is the primary operating subsidiary of the Company. The Company and its other subsidiaries are utilizing their local currencies as their functional currencies. The financial statements of the subsidiaries in functional currencies other than the U.S. dollar are translated into the U.S. dollar in accordance with ASC 830. All the assets and liabilities are translated to the U.S. dollar at the end-of-period exchange rates. Capital accounts are determined to be of a permanent nature and are therefore translated using historical exchange rates. Revenues and expenses are translated using average exchange rates for the respective periods. Foreign currency translation adjustments arising from differences in exchange rates from period to period are included in the foreign currency translation adjustment account in accumulated other comprehensive income or loss of stockholders' equity. Foreign currency translation gains or losses on transactions by the Company or its subsidiaries in a currency other than its or its subsidiaries' functional currency are included in foreign currency gain (loss), net in its statements of operations.

Cash and Cash Equivalents

Cash and cash equivalents are short-term, highly liquid investments with original maturities of three months or less from the date of purchase, or deposit accounts that can be withdrawn at any time without significant penalty.

Accounts Receivable Reserves

The Company makes estimates of expected credit losses for the allowance for credit losses based upon its assessment of various factors, including historical collection experience, the age of the accounts receivable balances, current economic conditions, reasonable and supportable forecasts of future economic conditions, and other factors that may affect its ability to collect from customers. The Company also records an estimate for sales returns, included within accounts receivable, net, based on the historical experience of the amount of goods that will be returned and refunded or replaced.

Sales of Accounts Receivable

The Company accounts for transfers of financial assets under ASC 860, "Transfers and Servicing," as either sales or financings. Transfers of financial assets that result in sales accounting are those in which (1) the transfer legally isolates the transferred assets from the transferor, (2) the transferee has the right to pledge or exchange the transferred assets and no condition both constrains the transferee's right to pledge or exchange the assets and provides more than a trivial benefit to the transferor, and (3) the transferor does not maintain effective control over the transferred assets. If the transfer does not meet these criteria, the transfer is accounted for as a financing. Financial assets that are treated as sales are removed from the Company's accounts with any realized gain or loss reflected in earning during the period of sale.

Inventories

Inventories are stated at the lower of cost or net realizable value, using the first in, first out method ("FIFO"). If net realizable value is less than cost at the balance sheet date, the carrying amount is reduced to the realizable value, and the difference is recognized as a loss on valuation of inventories within cost of sales. Inventory reserves are established when conditions indicate that the net realizable value is less than costs due to physical deterioration, obsolescence, changes in price levels, or other causes based on individual facts and circumstances. The Company evaluates the sufficiency of inventory reserves and takes into consideration historical usage, expected demand, anticipated sales price, new product development schedules, the effect new products might have on the sale of existing products, product age and other factors. Reserves are also established for excess inventory based on the Company's current inventory levels and projected demand and its ability to sell those specific products. Situations that could cause these inventory reserves include a decline in business and economic conditions, decline in consumer confidence caused by changes in market conditions, sudden and significant decline in demand for the Company's products, inventory obsolescence because of rapidly changing technology and consumer requirements, or failure to estimate end customer demand properly. A reduction of these inventory reserves may be recorded if previously reserved items are subsequently sold as a result of unexpected changes to certain aforementioned situations.

In addition, as prescribed in ASC 330, "Inventory," once a reserve is established for a particular item based on the Company's assessment as described above, it is maintained until the related item is sold or scrapped as a new cost basis has been established that cannot subsequently be marked up. In addition, the cost of inventories is determined based on the normal capacity of the Company's fabrication facility. In case the capacity utilization is lower than a certain level that management believes to be normal, the fixed overhead costs per production unit which exceeds those under normal capacity are charged to cost of sales rather than capitalized as inventories.

Advances to Suppliers

The Company, from time to time, may make advances in form of prepayments or deposits to suppliers to meet its planned production. The Company recorded advances of $512 thousand and $2,294 thousand as other current assets as of December 31, 2025 and 2024, respectively.

Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as set forth below.

Buildings	30 – 40 years
Building related structures	10 – 20 years
Machinery and equipment	10 – 12 years
Others	3 – 10 years

Routine maintenance and repairs are charged to expense as incurred. Expenditures that enhance the value or significantly extend the useful lives of the related assets are capitalized.

Impairment of Long-Lived Assets

The Company reviews property, plant and equipment and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with ASC 360, "Property, Plant and Equipment" ("ASC 360"). Recoverability is measured by comparing its carrying amount with the future net undiscounted cash flows the assets are expected to generate. If such assets are considered to be impaired, the impairment is measured as the difference between the carrying amount of the assets and the Level 3 fair value of assets using the present value of the future net cash flows generated by the respective long-lived assets.

Determining fair value requires the use of estimates and assumptions. Such estimates and assumptions include revenue growth rates, estimated cost structure and operating expense, weighted average costs of capital, and future market conditions, among others.

Leases

The Company determines if an arrangement is a lease at inception of a contract considering whether the arrangement conveys the right to control the use of an identified asset over the period of use. Control of an underlying asset is conveyed if the Company has the right to direct the use of, and to obtain substantially all of the economic benefits from the use of, the identified asset. The Company accounts for lease transactions as either an operating or a finance lease, depending on the terms of the underlying lease arrangement. Assets related to operating leases are recorded on the balance sheet as operating lease right-of-use assets; the related liabilities are recorded as operating lease liabilities for the current portion and non-current operating lease liabilities for the non-current portion. Finance lease right-of-use assets are included in property, plant and equipment, net and the related lease liabilities are included in other current liabilities and other non-current liabilities on the consolidated balance sheets.

Right-of-use assets represent the Company's right to use an underlying asset during the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized based on the present value of the future minimum lease payments over the lease term. As most of the Company's leases do not provide a readily determinable implicit rate, the Company estimates its incremental borrowing rates in determining the present value of future payments based on the lease term of each lease and market information available at commencement date. Finance lease right-of-use assets are amortized on a straight-line basis over the respective lease term with the interest expense on the lease liability recorded using the interest method. The amortization and interest expense are recorded separately in the consolidated statements of operations. Amortization of operating lease right-of-use assets and interest expense on operating lease liabilities are recognized on a straight-line basis over the respective lease term.

An extension or contraction of a lease term is considered if the related option to extend or early terminate the lease is reasonably certain to be exercised by the Company. Operating lease right-of-use assets may also include any advance lease payments made and exclude lease incentives and initial direct costs incurred. The Company has lease agreements with lease and non-lease components, which are generally accounted for separately. For certain equipment leases, lease and non-lease components are accounted for as a single lease component.

The Company does not recognize operating lease right-of-use assets and operating lease liabilities that arise from short-term leases but rather recognizes fixed lease payments in the statements of operations on a straight-line basis and variable payments in the period in which the related obligations incur.

Intangible Assets

Intellectual property assets acquired represent rights under patents, trademarks and property use rights and are amortized over their respective periods of benefit, ranging up to ten years, on a straight-line basis.

Fair Value Disclosures of Financial Instruments

The Company follows ASC 820, "Fair Value Measurements and Disclosures" ("ASC 820") for measurement and disclosures about fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in U.S. GAAP, and expands disclosures about fair value measurements. To increase consistency and comparability in fair value measurements and related disclosures, ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of fair value hierarchy defined by ASC 820 are:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.

Level 2—Inputs (other than quoted market prices included in Level 1) are based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant inputs are either directly or indirectly observable in the market or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Where applicable, these models project future cash flows and discount future amounts to present value using market-based observable inputs, including interest rate curves, credit spreads, foreign exchange rates, and forward and spot prices for currencies.

Level 3—Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model. Valuation of instruments includes unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

As defined by ASC 820, the fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale, which was further clarified as the price that would be received to sell an asset or paid to transfer a liability ("an exit price") in an orderly transaction between market participants at the measurement date. The carrying amounts of the Company's financial assets and liabilities, such as cash equivalents, accounts receivable, other receivables, accounts payable and other accounts payable approximate their fair values because of the short maturity of these instruments.

Accrued Severance Benefits

The majority of accrued severance benefits are for employees in the Company's Korean subsidiary. Pursuant to Employee Retirement Benefit Security Act of Korea, eligible employees and executive officers with one or more years of service are entitled to severance benefits upon the termination of their employment based on their length of service and rate of pay. As of December 31, 2025, 97% of all employees of the Company were eligible for severance benefits.

Beginning in July 2018, the Company began contributing to certain severance insurance deposit accounts a percentage of severance benefits, which may be adjusted from time to time, accrued for eligible employees for their services beginning January 1, 2018 pursuant to Employee Retirement Benefit Security Act of Korea. These accounts consist of time deposits and other guaranteed principal and interest accounts, and are maintained at insurance companies, banks or security companies for the benefit of the Company's employees.

In accordance with the National Pension Act of the Republic of Korea, a certain portion of accrued severance benefits was deposited with the National Pension Fund and deducted from the accrued severance benefits. The contributed amount is paid to employees from the National Pension Fund upon their retirement.

Revenue Recognition

The Company recognizes revenue when it satisfies the performance obligation of transferring control over a product or service to a customer. Revenue is measured based on the consideration specified in a contract with a customer, which consideration is paid in exchange for a product or service.

The Company sells products manufactured based on the Company's design. The Company's products are either standardized with an alternative use or the Company does not have an enforceable right to payment for the related manufacturing services completed to date. Therefore, revenue for the products is recognized when a customer obtains control of the product, which is generally upon product shipment, delivery at the customer's location or upon customer acceptance, depending on the terms of the arrangement.

In accordance with revenue recognition guidance, any tax assessed by a governmental authority that is both imposed on and concurrent with a specific revenue-producing transaction, and that is collected by the Company from a customer, is excluded from revenue and related revenue is presented in the consolidated statements of operations on a net basis.

The Company provides warranties under which customers can return defective products. The Company estimates the costs related to warranty claims and repair or replacements, and records them as components of cost of sales.

In addition, the Company offers sales returns (other than those that relate to defective products under warranty), cash discounts for early payments and sales incentives, and certain allowances to the Company's customers, including the Company's distributors. The Company records reserves for those returns, discounts, incentives and allowances as a deduction from sales, based on historical experience and other quantitative and qualitative factors.

Substantially all of the Company's contracts are one year or less in duration. The standard payment terms with customers are generally thirty to sixty days from the time of shipment, product delivery to the customer's location or customer acceptance, depending on the terms of the related arrangement.

All amounts billed to a customer related to shipping and handling are classified as sales while all costs incurred by the Company for shipping and handling are classified as selling, general and administrative expenses. The amounts charged to selling, general and administrative expenses were $649 thousand and $635 thousand for the years ended December 31, 2025 and 2024, respectively.

The Company recorded deferred revenue of $741 thousand and $1,120 thousand as other current liabilities as of December 31, 2024 and 2023, respectively. Of the recorded deferred revenue, $712 thousand and $1,032 thousand were recognized as revenue during the years ended December 31, 2025 and 2024, respectively.

Advertising

The Company expenses advertising costs as incurred. Advertising expenses were $34 thousand and $27 thousand for the years ended December 31, 2025 and 2024, respectively.

Product Warranties

The Company records, in other current liabilities, warranty liabilities for the estimated costs that may be incurred under its basic limited warranty. The standard limited warranty period is one to two years for the majority of products. This warranty covers defective products, and related liabilities are accrued when product revenues are recognized. Factors that affect the Company's warranty liabilities include historical and anticipated rates of warranty claims and repair or replacement costs per claim to satisfy the Company's warranty obligation. The Company periodically assesses the adequacy of those recorded warranty liabilities and adjusts its estimates when necessary.

Derivative Financial Instruments

The Company applies the provisions of ASC 815, "Derivatives and Hedging" ("ASC 815"). This statement requires the recognition of all derivative instruments as either assets or liabilities measured at fair value.

Under the provisions of ASC 815, the Company may designate a derivative instrument as hedging the exposure to variability in expected future cash flows that are attributable to a particular risk (a "cash flow hedge") or hedging the exposure to changes in the fair value of an asset or a liability (a "fair value hedge"). Special accounting for qualifying hedges allows the effective portion of a derivative instrument's gains and losses to offset related results on the hedged item in the consolidated statements of operations and requires that a company formally document, designate and assess the effectiveness of the transactions that receive hedge accounting treatment. Both at the inception of a hedge and on an ongoing basis, a hedge must be expected to be highly effective in achieving offsetting changes in cash flows or fair value attributable to the underlying risk being hedged. If the Company determines that a derivative instrument is no longer highly effective as a hedge, it discontinues hedge accounting prospectively and future changes in the fair value of the derivative are recognized in current earnings. The Company assesses hedge effectiveness at the end of each quarter. The Company does not offset derivative assets and liabilities within the consolidated balance sheets.

In accordance with ASC 815, changes in the fair value of derivative instruments that are cash flow hedges are recognized in accumulated other comprehensive income or loss and reclassified into earnings in the period in which the hedged item affects earnings. Derivative instruments that do not qualify, or cease to qualify, as hedges must be adjusted to fair value and the adjustments are recorded through net income or loss.

The cash flows from derivative instruments receiving hedge accounting treatment are classified in the same categories as the hedged items in the consolidated statements of cash flows.

Research and Development

Research and development expenses are expensed as incurred and include wafers, masks, employee expenses, contractor fees, building costs, utilities and administrative expenses.

Licensed Patents and Technologies

The Company has entered into a number of royalty agreements to license patents and technology used in the design of its products. The Company carries two types of royalties: lump-sum and running basis. Lump-sum royalties, which require initial payments, usually paid in installments, represent a non-refundable commitment, such that the total present value of these payments is recorded on the consolidated balance sheet as a prepaid expense for the current portion and other non-current assets for the non-current portion, and the related liabilities are recorded as other non-current liabilities upon execution of the agreements and the costs are amortized over the contract period using the straight-line method and charged to research and development expenses in the consolidated statements of operations.

Running royalties are paid based on the revenue of related products sold by the Company.

Stock-Based Compensation

The Company follows the provisions of ASC 718, "Compensation-Stock Compensation" ("ASC 718"). Under ASC 718, stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as expense, net of the estimated forfeiture rate, over the requisite service period. As permitted under ASC 718, the Company elected to recognize compensation expense for all options with graded vesting based on the graded attribution method.

Earnings (Loss) Per Share

In accordance with ASC 260, "Earnings Per Share", the Company computes basic earnings per share by dividing net income or loss available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted earnings per share reflect the dilution of potential common stock outstanding during the period including stock options and restricted stock units, using the treasury stock method (by using the average stock price for the period to determine the number of shares assumed to be purchased from the exercise of stock options and restricted stock units). In determining the hypothetical shares repurchased, the Company uses the average share price for the period. In the case that earnings are negative, any potential common stock equivalents would have the effect of being anti-dilutive in the computation of net loss per share.

Income Taxes

The Company accounts for income taxes in accordance with ASC 740, "Income Taxes" ("ASC 740"). ASC 740 requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in a company's financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based upon the difference between the financial statement carrying amounts and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Income tax expense (benefit) is the tax payable (receivable) for the period and the change during the period in deferred tax assets and liabilities. Valuation allowances are established when it is necessary to reduce deferred tax assets to the amount expected to be realized. The evaluation of the recoverability of the deferred tax assets and the need for a valuation allowance requires management to weigh all available positive and negative evidence to reach a conclusion that it is more likely than not that all or some portion of the deferred tax assets will not be realized. Realization of the future tax benefits related to the deferred tax assets is dependent on many factors, including sales forecast, historical operating results, expected timing of the reversals of existing temporary differences, the Company's ability to generate future taxable income, and tax planning strategies.

The Company recognizes and measures uncertain tax positions taken or expected to be taken in a tax return utilizing a two-step process. In the first step, recognition, the Company determines whether it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The second step addresses measurement of a tax position that meets the more likely than not criteria. The tax position is measured at the largest amount of benefit that has a likelihood of greater than 50 percent of being realized upon ultimate settlement.

Concentration of Credit Risk

The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral for customers on accounts receivable. The Company maintains reserves for potential credit losses, which are periodically reviewed.

Recently Adopted Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09"), which enhances the transparency and decision usefulness of income tax disclosures. It requires public business entities to disclose additional information in specified categories with respect to the reconciliation of the effective tax rate to the statutory rate for federal, state, and foreign income taxes. It also requires greater detail about individual reconciling items in the rate reconciliation to the extent the impact of those items exceeds a specified threshold. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. The Company adopted ASU 2023-09 during the year ended December 31, 2025. See "Note 17. Income Taxes" to these consolidated financial statements below for more information.

Recent Accounting Pronouncements Not Yet Adopted

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses" ("ASU 2024-03"). Additionally, in January 2025, the FASB issued ASU 2025-01 to clarify the effective date of ASU 2024-03. ASU 2024-03 requires public companies to disclose, in the notes to the financial statements, specific information about certain costs and expenses at each interim and annual reporting period. This includes disclosing amounts related to purchases of inventory, employee compensation, depreciation, and intangible asset amortization. In addition, public companies will need to provide qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively. ASU 2024-03 is effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted and the amendments in this update may be applied prospectively or retrospectively. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

2.   **Discontinued Operations**

On March 7, 2025, the Company's Board of Directors authorized a strategy to transition to a pure-play Power company, focusing future investments on the Power Analog Solutions and Power IC businesses. In connection with this strategy, the Company evaluated various strategic alternatives for its Display business, including a sale, merger, joint venture, licensing, or wind-down; however, the Company was unable to complete a transaction on terms that the Company's Board of Directors believed were in the best interests of the Company and its stockholders.

Accordingly, on April 6, 2025, the Company's Board of Directors unanimously approved the decision to shut down the Company's Display business (the "Discontinued Business"), including the liquidation of MMS, the Company's indirect wholly owned subsidiary that operated the Display business. As a result, the Display business qualifies as a discontinued operation in accordance with ASC 205-20.

The following table summarizes the results from discontinued operations, net of tax, for the year ended December 31, 2025 and 2024 (in thousands):

	Year Ended December 31,	
	2025	2024
Net sales	$ 30,673	$ 35,312
Cost of sales	17,444	22,124
Gross profit	13,229	13,188
Operating expenses:		
Selling, general and administrative expenses	1,715	8,999
Research and development expenses	9,720	26,182
Early termination charges	1,561	—
Impairment and other charges	12,764	5,065
Total operating expenses	25,760	40,246
Operating loss from discontinued operations	(12,531)	(27,058)
Interest income	214	451
Interest expense	(290)	(368)
Foreign currency loss, net	(244)	(159)
Other income, net	390	—
Loss from discontinued operations before income tax expense (benefit), net	(12,461)	(27,134)
Income tax expense (benefit), net	3,014	(136)
Loss from discontinued operations, net of tax	$ (15,475)	$ (26,998)

In accordance with ASC 360-10, the Company evaluates impairment of long-lived assets at the asset group level, which represents the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities.

For the year ended December 31, 2024, the Company performed a recoverability test for the Display business asset group by comparing the carrying amount of the asset group to its estimated future undiscounted pre-tax cash flows over the remaining useful life of the primary long-lived assets. Based on this analysis, the Company concluded that the carrying value of the Display business asset group was not fully recoverable and determined its fair value using the discounted cash flow ("DCF") method. As a result, the Company recognized an impairment charge of $4,637 thousand, which was included in impairment and other charges in the consolidated statements of operations for the year ended December 31, 2024.

For the year ended December 31, 2025, in connection with the shutdown of the Display business, the Company recognized additional impairment charges of $12,424 thousand, primarily related to certain design tool software contracts. The Display business, for which the impairment charges were recognized in 2024 and 2025, was classified as discontinued operations during the year ended December 31, 2025.

In connection with the liquidation of MMS, the Company paid $6,506 thousand of statutory severance and other employee-related costs in the second quarter of 2025, of which the statutory severance required by law had been previously accrued in our consolidated financial statements.

The following table presents the major classes of assets and liabilities of the discontinued operations that were included in the consolidated balance sheets (in thousands):

	December 31, 2025	December 31, 2024
Accounts receivable, net	$ 2,689	$ 4,797
Inventories, net	2,252	3,698
Accrued severance benefits, net	24	4,308

The following table provides supplemental cash flows information related to discontinued operations (in thousands):

	Year Ended December 31,	
	2025	2024
Significant non-cash operating activities:		
Depreciation and amortization	$ 381	$ 1,723
Provision for severance benefits	(219)	1,806
Stock-based compensation	(353)	917
Impairment charges	12,424	4,637
Investing activities:		
Capital expenditures	$ (99)	$ (2,747)

Although the Company has discontinued our Display business, certain limited activities remain solely for the purpose of completing the orderly wind-down of operations and fulfilling pre-existing customer obligations, including the sale of "end of life" ("EOL") Display products, which is being conducted by MSK. A small team has been retained exclusively to facilitate these wind-down activities.

As such, the result of these limited ongoing activities do not qualify for presentation as part of continuing operations and are instead presented as part of discontinued operations. The following table presents the revenue, gross profit and operating expenses related to the Company's continuing involvement with the Discontinued Business for the period presented (in thousands):

	Year Ended December 31, 2025
Net sales	$ 15,705
Gross profit	7,383
Operating expenses	774

3. Fair Value Measurements

ASC 820 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC 820 requires, among other things, the Company's valuation techniques used to measure fair value to maximize the use of observable inputs and minimize the use of unobservable inputs.

Fair Value of Financial Instruments

As of December 31, 2025, the following table represents the Company's assets and liabilities measured at fair value on a recurring basis and the basis for that measurement (in thousands):

	Carrying Value December 31, 2025	Fair Value Measurement December 31, 2025	Quoted Prices in Active Markets for Identical Asset/Liability (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:					
Derivative assets (other current assets)	$ 3	$ 3	—	$ 3	—
Liabilities:					
Derivative liabilities (other current liabilities)	$ 1,644	$ 1,644	—	$ 1,644	—
Derivative liabilities (other non-current liabilities)	$ 126	$ 126	—	$ 126	—

As of December 31, 2024, the following table represents the Company's liabilities measured at fair value on a recurring basis and the basis for that measurement (in thousands):

	Carrying Value December 31, 2024	Fair Value Measurement December 31, 2024	Quoted Prices in Active Markets for Identical Liability (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Liabilities:					
Derivative liabilities (other current liabilities)....	$ 1,956	$ 1,956	—	$ 1,956	—

Items not reflected in the table above include cash equivalents, accounts receivable, other receivables, accounts payable, and other accounts payable, the fair value of which approximates carrying values due to the short-term nature of these instruments. The fair value of assets and liabilities whose carrying value approximates fair value is determined using Level 2 inputs. The carrying value of the Company's outstanding Term Loan and CAPEX Loan approximates its fair value because its interest rate reflects the market rate for the respective periods. The fair value of this debt is categorized within Level 2 of the fair value hierarchy.

Fair Values Measured on a Non-recurring Basis

The Company's non-financial assets, such as property, plant and equipment, and intangible assets are recorded at fair value upon acquisition and are remeasured at fair value only if an impairment charge is recognized. For the year ended December 31, 2025, the Company did not have any assets or liabilities measured at fair value on a non-recurring basis. For the year ended December 31, 2024, the Company remeasured the fair value of certain tangible and intangible assets in connection with the impairment assessment of its Display business, which was classified as discontinued operations in the current year.

4. Accounts Receivable

Accounts receivable as of December 31, 2025 and 2024 consisted of the following (in thousands):

	December 31,	
	2025	2024
Accounts receivable..	$ 26,327	$ 28,818
Notes receivable	56	77
Less:		
Allowance for credit losses	(70)	(68)
Sales return reserves..	(291)	(425)
Accounts receivable, net......................................	$ 26,022	$ 28,402

Changes in allowance for credit losses for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	Year Ended December 31,	
	2025	2024
Beginning balance	$ (68)	$ (78)
Provision..	—	(4)
Write off	—	4
Translation adjustments..	(2)	10
Ending balance	$ (70)	$ (68)

Changes in sales return reserves for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	Year Ended December 31,	
	2025	2024
Beginning balance	$ (425)	$ (348)
Provision..	(106)	(142)
Usage	247	—
Translation adjustments..	(7)	65
Ending balance...	$ (291)	$ (425)

Commencing in March 2012, the Company has been a party to an agreement to sell selected trade accounts receivable to a financial institution from time to time. After a sale, the Company does not retain any interest in the receivables and the applicable financial institution collects these accounts receivable directly from the customer. Net proceeds of these accounts receivable sale program are recognized in the consolidated statements of cash flows as part of operating cash flows.

The Company uses receivable discount program with a certain customer. This discount arrangement allows the Company to accelerate collection of customers' receivables.

5. Inventories

Inventories as of December 31, 2025 and 2024 consist of the following (in thousands):

	December 31,	
	2025	2024
Finished goods	$ 7,542	$ 7,802
Semi-finished goods and work-in-process	29,245	26,797
Raw materials	4,198	3,607
Materials in-transit	—	61
Less: inventory reserve	(6,834)	(7,732)
Inventories, net	$ 34,151	$ 30,535

Changes in inventory reserve for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	Year Ended December 31,	
	2025	2024
Beginning balance	$ (7,732)	$ (10,599)
Change in reserve		
Inventory reserve charged to costs of sales	(7,827)	(6,979)
Sale of previously reserved inventory	4,956	7,610
	(2,871)	631
Write off	4,029	1,222
Translation adjustments	(260)	1,014
Ending balance	$ (6,834)	$ (7,732)

Inventory reserve represents the Company's best estimate in value lost due to excessive inventory level, physical deterioration, obsolescence, changes in price levels, or other causes based on individual facts and circumstances. Inventory reserve relates to inventory items including finished goods, semi-finished goods, work-in-process and raw materials. Write off of this reserve is recognized only when the related inventory has been disposed or scrapped.

6. Property, Plant and Equipment

Property, plant and equipment as of December 31, 2025 and 2024 are comprised of the following (in thousands):

	December 31,	
	2025	2024
Buildings and related structures	$ 24,371	$ 21,873
Machinery and equipment	137,024	126,971
Finance lease right-of-use assets	495	606
Others	32,342	33,274
	194,232	182,724
Less: accumulated depreciation	(128,171)	(115,236)
Land	11,679	11,237
Construction in progress	22,464	2,738
Property, plant and equipment, net	$ 100,204	$ 81,463

Aggregate depreciation expenses associated with continuing operations totaled $12,332 thousand and $14,133 thousand for the years ended December 31, 2025 and 2024, respectively.

Pledge Agreement

On March 26, 2024, Magnachip Semiconductor, Ltd., a Korean limited liability company ("MSK") and indirect wholly owned subsidiary of the Company, executed a Standard Credit Agreement (together with its General Terms and Conditions, the "Loan Agreement") with Korea Development Bank ("KDB"). In connection with the Loan Agreement, on March 26, 2024, MSK entered into a Kun-Pledge (Mortgage) Agreement (the "Pledge Agreement") with KDB pursuant to which MSK pledged its real property and buildings located in Gumi, Korea in favor of KDB.

On December 16, 2024, MSK executed a Standard Credit Agreement (as amended) (together with its General Terms and Conditions, the "Equipment Financing Credit Agreement") with KDB. In connection with the Equipment Financing Credit Agreement, on December 8, 2024, MSK amended the Kun-Pledge Agreement (the "Equipment Pledge Agreement") with KDB, originally executed on or about March 26, 2024, to increase the maximum secured amount and to expand the scope of collateral to include certain machinery and equipment owned by MSK, which are located in its fabrication facility in Gumi, Korea.

See "Note 11. Long-Term Borrowings" to these consolidated financial statements below for more information regarding the Loan Agreement and Equipment Financing Credit Agreement.

7. Intangible Assets

Intangible assets as of December 31, 2025 and 2024 are comprised of the following (in thousands):

	December 31, 2025		
	Gross amount	Accumulated amortization	Net amount
Intellectual property assets	$ 7,672	$ (7,218)	$ 454
Intangible assets	$ 7,672	$ (7,218)	$ 454

	December 31, 2024		
	Gross amount	Accumulated amortization	Net amount
Intellectual property assets	$ 7,599	$ (7,092)	$ 507
Intangible assets	$ 7,599	$ (7,092)	$ 507

Aggregate amortization expense associated with continuing operations for intangible assets totaled $248 thousand and $305 thousand for the years ended December 31, 2025 and 2024, respectively.

The aggregate amortization expense associated with continuing operations of intangible assets for the next five years are estimated to be $148 thousand, $86 thousand, $56 thousand, $32 thousand and $16 thousand for the years ended December 31, 2026, 2027, 2028, 2029 and 2030, respectively.

8. Leases

The Company has operating and finance leases for buildings and other assets such as vehicles and office equipment. The Company's leases have remaining lease terms ranging from 1 year to 4 years.

The tables below present financial information related to the Company's leases.

Supplemental balance sheets information related to leases as of December 31, 2025 and 2024 are as follows (in thousands):

Leases	Classification	December 31, 2025		December 31, 2024	
Assets					
Operating lease..............	Operating lease right-of-use assets	$	2,070	$	3,107
Finance lease.................	Property, plant and equipment, net		217		390
Total lease assets.............		$	2,287	$	3,497
Liabilities					
Current					
Operating lease..............	Operating lease liabilities	$	1,427	$	1,393
Finance lease.................	Other current liabilities		130		153
Non-current					
Operating lease..............	Non-current operating lease liabilities		690		1,823
Finance lease.................	Other non-current liabilities		128		294
Total lease liabilities........		$	2,375	$	3,663

The following table presents the weighted average remaining lease term and discount rate:

	December 31, 2025	December 31, 2024
Weighted average remaining lease term		
Operating leases..	1.5 years	2.5 years
Finance leases...	2.1 years	2.9 years
Weighted average discount rate		
Operating leases..	6.5%	6.8%
Finance leases...	7.0%	7.1%

The components of lease cost from continuing operations included in the Company's consolidated statements of operations, are as follows (in thousands):

	Year Ended December 31, 2025		Year Ended December 31, 2024	
Operating lease cost..	$	1,781	$	1,868
Finance lease cost				
Amortization of right-of-use assets		144		138
Interest on lease liabilities		26		35
Total lease cost	$	1,951	$	2,041

The above table does not include an immaterial cost of short-term leases for the years ended December 31, 2025 and 2024.

Other lease information associated with continuing operations is as follows (in thousands):

	Year Ended December 31, 2025		Year Ended December 31, 2024	
Cash paid for amounts included in the measurement of lease liabilities				
Operating cash flows from operating leases.........................	$	1,844	$	1,913
Operating cash flows from finance leases............................		26		35
Financing cash flows from finance leases............................		154		140

Non-cash transaction amounts of lease liabilities arising from obtaining right-of-use assets were $1,225 thousand and $959 thousand for the years ended December 31, 2025 and 2024, respectively.

The aggregate future lease payments for operating and finance leases as of December 31, 2025 are as follows (in thousands):

	Operating Leases	Finance Leases
2026	$ 1,520	$ 144
2027	701	110
2028	9	22
2029	—	2
Total future lease payments	2,230	278
Less: Imputed interest	(113)	(20)
Present value of future payments	$ 2,117	$ 258

9. Accrued Expenses

Accrued expenses as of December 31, 2025 and 2024 are comprised of the following (in thousands):

	December 31,	
	2025	2024
Payroll, benefits and related taxes, excluding severance benefits	$ 4,999	$ 5,518
Withholding tax attributable to intercompany interest income	7	1,419
Outside service fees	841	1,221
Others	1,082	490
Accrued expenses	$ 6,929	$ 8,648

10. Derivative Financial Instruments

The Company's Korean subsidiary, Magnachip Semiconductor, Ltd., from time to time has entered into zero cost collar contracts to hedge the risk of changes in the functional-currency-equivalent cash flows attributable to currency rate changes on U.S. dollar denominated revenues.

Details of derivative contracts as of December 31, 2025 are as follows (in thousands):

Date of transaction	Type of derivative	Total notional amount	Month of settlement
February 03, 2025	Zero cost collar	$ 9,000	January 2026 to March 2026
July 10, 2025	Zero cost collar	$ 9,000	April 2026 to June 2026
July 17, 2025	Zero cost collar	$ 9,000	July 2026 to September 2026
September 30, 2025	Zero cost collar	$ 27,000	January 2026 to December 2026
November 07, 2025	Zero cost collar	$ 42,000	April 2026 to June 2027

Details of derivative contracts as of December 31, 2024 are as follows (in thousands):

Date of transaction	Type of derivative	Total notional amount	Month of settlement
April 05, 2024	Zero cost collar	$ 9,000	January 2025 to March 2025
July 09, 2024	Zero cost collar	$ 18,000	April 2025 to September 2025
October 17, 2024	Zero cost collar	$ 9,000	October 2025 to December 2025

The zero cost collar contracts qualify as cash flow hedges under ASC 815, "Derivatives and Hedging," since at both the inception of the contracts and on an ongoing basis, the hedging relationship was and is expected to be highly effective in achieving offsetting cash flows attributable to the hedged risk during the term of the contracts.

The fair values of the Company's outstanding zero cost collar contracts recorded as assets and liabilities as of December 31, 2025 and 2024 are as follows (in thousands):

		December 31,	
Derivatives designated as hedging instruments:		2025	2024
Asset Derivatives:			
Zero cost collars.......................... Other current assets	$	3	$ —
Liability Derivatives:			
Zero cost collars.......................... Other current liabilities	$	1,644	$ 1,956
Zero cost collars.......................... Other non-current liabilities	$	126	$ —

Offsetting of derivative assets and liabilities as of December 31, 2025 are as follows (in thousands):

As of December 31, 2025	Gross amounts of recognized assets/liabilities	Gross amounts offset in the balance sheets	Net amounts of assets/liabilities presented in the balance sheets	Gross amounts not offset in the balance sheets		Net amount
				Financial instruments	Cash collateral pledged	
Asset Derivatives:						
Zero cost collars.......	$ 3	$ —	$ 3	$ —	$ —	$ 3
Liability Derivatives:						
Zero cost collars.......	$ 1,770	$ —	$ 1,770	$ —	$ (1,200)	$ 570

Offsetting of derivative liabilities as of December 31, 2024 are as follows (in thousands):

As of December 31, 2024	Gross amounts of recognized liabilities	Gross amounts offset in the balance sheets	Net amounts of liabilities presented in the balance sheets	Gross amounts not offset in the balance sheets		Net amount
				Financial instruments	Cash collateral pledged	
Liability Derivatives:						
Zero cost collars.......	$ 1,956	$ —	$ 1,956	$ —	$ (1,080)	$ 876

For derivative instruments that are designated and qualify as cash flow hedges, gains or losses on the derivative aside from components excluded from the assessment of effectiveness are reported as a component of accumulated other comprehensive income or loss ("AOCI") and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative, representing hedge components excluded from the assessment of effectiveness, are recognized in current earnings.

The following table summarizes the impact of derivative instruments on the consolidated statements of operations for the years ended December 31, 2025 and 2024 (in thousands):

Derivatives in ASC 815 Cash Flow Hedging Relationships	Amount of Loss Recognized in AOCI on Derivatives		Location/Amount of Loss Reclassified from AOCI Into Statement of Operations			Location/Amount of Gain (Loss) Recognized in Statement of Operations on Derivatives		
	2025	2024		2025	2024		2025	2024
Zero cost collars	$ (748)	$ (2,988)	Net sales	$ (1,042)	$ (868)	Other income, net	$ (43)	$ 77

As of December 31, 2025, the amount expected to be reclassified from accumulated other comprehensive loss into loss within the next twelve months is $664 thousand.

The Company set aside cash deposits to the counterparty, Standard Chartered Bank Korea Limited ("SC"), as required for the zero cost collar contracts. This cash deposit is recorded as hedge collateral on the consolidated balance sheets. Cash deposits as of December 31, 2025 and 2024 are as follows (in thousands):

	December 31,	
Counterparty	2025	2024
SC	$ —	$ 1,000
Total	$ —	$ 1,000

The Company is required to deposit additional cash collateral with Nomura Financial Investment (Korea) Co., Ltd. ("NFIK") for any exposure in excess of $500 thousand, and $1,200 thousand and $1,080 thousand of additional cash collateral were required and recorded as hedge collateral on the consolidated balance sheets as of December 31, 2025 and 2024, respectively.

These zero cost collar contracts may be terminated by the counterparties if the Company's total cash and cash equivalents is less than $30,000 thousand at the end of a fiscal quarter, unless a waiver is obtained.

11.   Long-Term Borrowings

Term Loan

On March 26, 2024, Magnachip Semiconductor, Ltd., a Korean limited liability company ("MSK") and indirect wholly owned subsidiary of the Company, executed a Standard Credit Agreement (together with its General Terms and Conditions, the "Loan Agreement") with Korea Development Bank ("KDB"). In connection with the Loan Agreement, on March 26, 2024, MSK entered into a Kun-Pledge (Mortgage) Agreement (the "Pledge Agreement") with KDB pursuant to which MSK pledged its real property and buildings located in Gumi, Korea ("Fab 3 properties") in favor of KDB.

The Loan Agreement provides for a working capital term loan (the "Term Loan") of KRW 40,000,000,000 (approximately $29,835 thousand based on the KRW/USD exchange rate of 1,340.7:1 as of March 26, 2024 as quoted by KEB Hana Bank), which was funded in full to MSK on March 26, 2024.

The Term Loan bears interest at a variable rate equal to the 3-month CD rate quoted by KDB, plus 1.21%, which rate is adjusted quarterly. The initial interest rate on the Term Loan was 4.86% per annum. The Term Loan requires monthly interest-only payments and matures on March 26, 2027, at which time the full principal balance will be due and payable. All obligations of MSK under the Loan Agreement and the Term Loan are secured by the Fab 3 properties pursuant to the Pledge Agreement.

As of December 31, 2025, approximately $27,877 thousand aggregate principal amount of the Term Loan was outstanding, bearing interest at a variable rate of 3.78% per annum as of that date.

CAPEX Loans

On December 16, 2024, MSK executed a Standard Credit Agreement (as amended) (together with its General Terms and Conditions, the "Equipment Financing Credit Agreement") with KDB. In connection with the Equipment Financing Credit Agreement, on December 8, 2024, MSK also amended the Kun-Pledge Agreement (the "Equipment Pledge Agreement") with KDB, originally executed on or about March 26, 2024, to increase the maximum secured amount and to expand the scope of collateral to include certain machinery and equipment owned by MSK, which are located in its fabrication facility located in Gumi, Korea ("Fab 3 machinery and equipment").

The Equipment Financing Credit Agreement provides for loans for MSK's capital expenditures (the "CAPEX Loans") up to an aggregate of KRW 38,000,000,000 ($26,523 thousand based on the KRW/USD exchange rate of 1,432.7:1 as of December 16, 2024 as quoted by KEB Hana Bank), which have been and will be funded directly to capital expenditure supply vendors by KDB upon the submission of a request form by MSK with the necessary evidence such as purchase agreement, invoice and other documentation, as applicable.

The CAPEX Loans bear interest at a fixed rate quoted by the treasury bond market yield (a six-year Korea treasury bill rate). CAPEX Loans mature in ten years from the initial loan disbursement date (the "Maturity Date"), with an initial two-year (measured from the first loan disbursement date) interest-only payment period during which only interest is paid monthly, followed by eight years of amortizing payments where the principal is repaid in equal installments every three months and interest is paid monthly. The Equipment Financing Credit Agreement contains customary representations of MSK in connection with the execution of the agreement and with each borrowing of CAPEX Loans and customary terms and conditions for a secured equipment financing loan of this type in Korea. All obligations of MSK under the Equipment Financing Credit Agreement and CAPEX Loans are secured by certain Fab 3 machinery and equipment pursuant to the Equipment Pledge Agreement.

During 2025, under its existing Equipment Financing Credit Agreement with KDB, MSK entered into three CAPEX Loans in the aggregate principal amount of KRW 23,995,000,000, consisting of (i) KRW 9,520,000,000 on June 26, 2025, (ii) KRW 5,075,000,000 on September 26, 2025, and (iii) KRW 9,400,000,000 on December 30, 2025 (approximately $16,722 thousand in the aggregate based on the KRW/USD exchange rate of 1,434.9:1 as of December 31, 2025, as quoted by KEB Hana Bank). The CAPEX Loans bear a weighted average interest rate of 2.91% per annum and mature on June 26, 2035.

As of December 31, 2025, the aggregate principal amount outstanding under the CAPEX Loans was approximately $16,722 thousand, and the scheduled principal repayment amounts are as following (in thousands):

		Principal Repayments
2026	$	—
2027	$	1,045
2028	$	2,090
2029	$	2,090
2030	$	2,090
2031 – 2035	$	9,407

12. Accrued Severance Benefits

The majority of accrued severance benefits are for employees in the Company's Korean subsidiary. Pursuant to Employee Retirement Benefit Security Act of Korea, eligible employees and executive officers with one or more years of service are entitled to severance benefits upon the termination of their employment based on their length of service and rate of pay. As of December 31, 2025, 97% of all employees of the Company were eligible for severance benefits.

Changes in accrued severance benefits are as follows (in thousands):

		Year Ended December 31,		
		2025		2024
Beginning balance	$	45,594	$	45,932
Provisions		3,639		8,020
Severance payments		(13,567)		(2,407)
Translation adjustments		1,394		(5,951)
		37,060		45,594
Less: Cumulative contributions to severance insurance deposit accounts		(25,542)		(28,476)
The National Pension Fund		(16)		(24)
Accrued severance benefits, net	$	11,502	$	17,094

The severance benefits funded through the Company's National Pension Fund have been and will be used exclusively for payment of severance benefits to eligible employees. These amounts have been deducted from the accrued severance benefit balance.

Beginning in July 2018, the Company contributes to certain severance insurance deposit accounts a certain percentage of severance benefits that are accrued for eligible employees for their services from January 1, 2018 pursuant to Employee Retirement Benefit Security Act of Korea. These accounts consist of time deposits and other guaranteed principal and interest, and are maintained at insurance companies, banks or security companies for the benefit of employees. The Company deducts the contributions made to these severance insurance deposit accounts from its accrued severance benefits.

The Company is liable to pay the following future benefits to its non-executive employees upon their normal retirement age (in thousands):

	Severance Benefit
2026	$ 96
2027	$ 394
2028	$ —
2029	$ 1,710
2030	$ 2,204
2031 – 2036	$ 15,866

The above amounts were determined based on the non-executive employees' current salary rates and the number of service years that will be accumulated upon their retirement dates. These amounts do not include amounts that might be paid to non-executive employees that will cease working with the Company before their normal retirement ages.

Korea's mandatory retirement age is 60 years of age or older under the Employment Promotion for the Aged Act. The Company sets the retirement age of employees at 60.

13. Stock Repurchases

Stock Repurchase Program

On July 19, 2023, the Board of Directors authorized a new $50 million stock buyback program. Purchases have been and will be made in the open market or in privately negotiated transactions, depending upon market conditions and other factors.

From August 2023 to December 2023, the Company repurchased 1,730,173 shares of its common stock in the open market for an aggregate purchase price of $13.6 million and a weighted average price per share of $7.84 under the stock repurchase program.

From January 2024 to December 2024, the Company repurchased 2,349,811 shares of its common stock in the open market for an aggregate purchase price of $11.8 million and a weighted average price per share of $5.04 under the stock repurchase program.

From January 2025 to December 2025, the Company repurchased 1,093,748 shares of its common stock in the open market for an aggregate purchase price of $3.6 million and a weighted average price per share of $3.33 under the stock repurchase program.

14. Equity Incentive Plans

The Company adopted its 2009 Common Unit Plan, or the 2009 Plan, effective December 8, 2009, which is administered by the Compensation Committee of the Company's Board of Directors (the "Compensation Committee"). The 2009 Plan terminated in connection with the Company's initial public offering in March 2011, and no additional options or other equity awards may be granted under the 2009 Plan. The Company adopted its 2011 Equity Incentive Plan, or the 2011 Plan, in March 2010. The Company amended and restated the 2011 Plan in February 2011, and the Company's stockholders approved the amendment in March 2011 to reflect that it became effective in 2011 in connection with the Company's initial public offering in March 2011. The 2011 Plan was amended on October 23, 2017, to revise the Compensation Recovery Policy of the 2011 Plan. The 2011 Plan was amended on April 26, 2018 to amend the tax withholding provisions as they relate to directed sales of shares. At the 2020 Annual Meeting of Stockholders, the Company's stockholders approved its 2020 Equity and Incentive Compensation Plan, or the 2020 Plan, which is administered by the Compensation Committee. Following the adoption of the 2020 Plan, no further awards may be issued under the 2011 Plan. At the 2023 Annual Meeting of Stockholders held on May 18, 2023, the Company's stockholders approved an increase of an additional 1,990,000 shares of the Company's common stock available for issuance under the 2020 Plan.

Awards may be granted under the 2020 Plan to the Company's employees, officers, directors, or certain consultants or those of any subsidiary of the Company. While the Company may grant incentive stock options only to employees, the Company may grant non-statutory stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, dividend equivalents and cash-based awards or other stock-based awards to any eligible participant, subject to terms and conditions determined by the Compensation Committee. The term of any options granted under the 2020 Plan shall not exceed ten years from the date of grant. As of December 31, 2025 an aggregate maximum of 13,342,919 shares were authorized and 1,748,942 shares were reserved for all future grants.

Stock options and stock appreciation rights must have exercise prices at least equal to the fair market value of the stock at the time of their grant pursuant to the 2011 Plan and 2020 Plan. Stock options typically vest over one to three years following grant, subject to the participant's continued service through the applicable vesting dates. As of December 31, 2025, no stock options or stock appreciation rights had been granted under 2020 Plan.

Restricted stock units granted under the 2011 Plan and 2020 Plan represent a right to receive shares of the Company's common stock when the restricted stock unit vests. No monetary payment (other than applicable tax withholding) shall be required as a condition of receiving shares pursuant to a restricted stock unit, the consideration for which shall be services actually rendered to a participating company or for its benefit. Stock issued pursuant to any restricted stock unit may (but need not) be made subject to vesting conditions based upon the satisfaction of such service requirements, conditions, restrictions or performance criteria as shall be established by the Compensation Committee and set forth in the award agreement evidencing such award. Restricted stock units typically vest over one to three years following grant, subject to the participant's continued service through the applicable vesting dates.

Restricted stock constitutes an immediate transfer of the ownership of shares of the Company's common stock to the participant in consideration of the performance of services, entitling such participant to voting, dividend and other ownership rights, subject to the substantial risk of forfeiture and restrictions on transfer determined by the Compensation Committee for a period of time determined by the Compensation Committee or until certain management objectives specified by the Compensation Committee are achieved. Each grant of restricted stock may be made without additional consideration or in consideration of a payment by the participant that is less than the fair market value per share of common stock on the grant date. Stock issued pursuant to any restricted stock award may (but need not) be made subject to vesting conditions based upon the satisfaction of such service requirements, conditions, restrictions or performance criteria as shall be established by the Compensation Committee and set forth in the award agreement evidencing such award. A grant of restricted stock may require that any and all dividends and distributions paid on restricted stock that remains subject to a substantial risk of forfeiture be automatically deferred and/or reinvested in additional restricted stock, which will be subject to the same restrictions as the underlying restricted stock, but any such dividends or other distributions on restricted stock must be deferred until, and paid contingent upon, the vesting of such restricted stock.

The following summarizes restricted stock unit activities for the year ended December 31, 2025.

	Number of Restricted Stock Units	Weighted Average Grant-Date Fair Value of Restricted Stock Units
Outstanding at January 1, 2025	1,953,742	$ 7.01
Granted	1,497,586	3.43
Vested	(529,189)	5.42
Forfeited	(1,269,042)	5.22
Outstanding at December 31, 2025	1,653,097	$ 5.65

Total compensation expenses recorded for the restricted stock units associated with continuing operations were $2,533 thousand and $5,297 thousand for the years ended December 31, 2025 and 2024, respectively. As of December 31, 2025, there was $2,481 thousand of total unrecognized compensation cost related to unvested restricted stock units, which is expected to be recognized over a weighted average future period of 1.1 year. Total fair value of restricted stock units vested were $2,867 thousand and $4,603 thousand for the years ended December 31, 2025 and 2024, respectively.

The following summarizes stock option activities for the year ended December 31, 2025. At the date of grant, all options had an exercise price not less than the fair value of common stock (aggregate intrinsic value in thousands):

	Number of Options	Weighted Average Exercise Price of Stock Options		Aggregate Intrinsic Value of Stock Options		Weighted Average Remaining Contractual Life of Stock Options
Outstanding at January 1, 2024	728,792	$	7.19	$	—	1.1 years
Expired	(274,129)	$	7.73		—	—
Forfeited	(52,036)	$	6.53		—	—
Outstanding at December 31, 2025	402,627	$	6.91	$	—	0.5 years
Vested and Exercisable at December 31, 2025	402,627	$	6.91	$	—	0.5 years

There were no compensation expenses recorded for the stock options for the years ended December 31, 2025 and 2024.

15. Early Termination and Other Charges

As of August 1, 2025, the Company implemented a voluntary resignation program (the "Program") as part of its cost reduction initiatives to better align its spending level with a strategic focus on becoming a pure-play Power company. The shutdown of the Display business resulted in certain shared function positions becoming redundant, as those functions had supported both the Display and Power businesses. Under the Program, the Company recorded termination-related charges of $2,599 thousand in its consolidated statements of operations, classified as "early termination and other charges" for the year ended December 31, 2025.

In addition, for the year ended December 31, 2025, the Company recorded $1,745 thousand of certain executive separation benefits and $496 thousand of one-time employee incentives, which were also classified as "early termination and other charges" in the consolidated statements of operations.

For the year ended December 31, 2024, the Company recorded $1,589 thousand of one-time cumulative financial impact in connection with certain employee benefits, which was classified as "early termination and other charges" in the consolidated statements of operations.

16. Foreign Currency Gain (Loss), Net

Net foreign currency gain or loss includes non-cash translation gain or loss associated with intercompany balances. A substantial portion of the Company's net foreign currency gain or loss is non-cash translation gain or loss associated with intercompany long-term loans to MSK, the Company's Korean subsidiary. The loans are denominated in U.S. dollars and are affected by changes in the exchange rate between the Korean won and the U.S. dollar. As of December 31, 2025 and 2024, the outstanding intercompany loan balances including accrued interest between MSK and the Dutch subsidiary were $75,063 thousand and $257,670 thousand, respectively. The Korean won to U.S. dollar exchange rates were 1,434.9:1 and 1,470.0:1 using the first base rate as of December 31, 2025 and 2024, respectively, as quoted by the KEB Hana Bank.

17. Income Taxes

The Company's income tax expense (benefit) is composed of domestic and foreign income taxes depending on the relevant tax jurisdictions. Domestic income (loss) before income tax expense (benefit) is generated or incurred in the United States, where the parent company resides.

The components of income tax expense (benefit) are as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Income (loss) before income tax expense (benefit)		
Domestic	$ 14,941	$ (10,955)
Foreign	(47,079)	(24,554)
	(32,138)	(35,509)
Current income tax expense (benefit)		
Domestic	(0)	—
Foreign	(2,740)	184
Uncertain tax position liability (foreign)	10	(3)
	(2,730)	181
Deferred income tax expense (benefit)		
Domestic	834	(1,340)
Foreign	(15,993)	(7,040)
	(15,159)	(8,380)
Total income tax benefit	$ (17,889)	$ (8,199)

The provision for domestic and foreign income taxes (benefit) incurred is different from the amount calculated by applying the statutory tax rate to the income (loss) before income tax benefit. The significant items causing this difference are as follows (in thousands):

	Year Ended December 31, 2025	
	Amount	Percent
U.S. federal statutory income tax rate	$ (6,749)	21.0%
Domestic federal		
Tax credits	—	—
Non-taxable and non-deductible items		
Permanent foreign currency gain (loss)	(3,619)	11.26
Others	(62)	0.19
Cross-border tax laws		
Subpart F income	98	(0.31)
Changes in tax laws or rates enacted in the current period..	—	—
Change in valuation allowance	1,279	(3.98)
State income taxes, net of federal effect	—	—
Foreign tax effect		
Korea		
Statutory tax rate difference between Korea and United States	(8,499)	26.45
Enacted changes in tax laws or rates	(3,912)	12.17
Tax credits claimed	(743)	2.31
R&D credit refund	(1,637)	5.09
Others	253	(0.78)
Netherlands		
Statutory tax rate difference between Netherlands and United States	(694)	2.16
TPECs, hybrid and other interest	(2,458)	7.65
Permanent foreign currency gain (loss)	6,317	(19.65)
Change in valuation allowance	7,819	(24.33)
Intercompany debt restructuring	—	—
Outside basis difference	(4,408)	13.72
Withholding tax	(1,372)	4.27
Others	320	(1.00)
Luxembourg		
Permanent foreign currency gain (loss)	(2,710)	8.43
Change in valuation allowance	2,231	(6.94)
TPECs, hybrid and other interest	986	(3.06)
Others	(267)	0.83
Other foreign jurisdictions	(62)	0.18
Changes in unrecognized tax benefits	—	—
Income tax benefit	$ (17,889)	55.66%

	Year Ended December 31, 2024
Provision computed at statutory rates	$ (7,463)
Change in statutory tax rates	(2,329)
Difference in foreign tax rates	1,936
Permanent differences	
Derivative assets/liabilities adjustment	(6)
TPECs, hybrid and other interest	1,262
Equity-based compensation	(61)
Permanent foreign currency loss	(1,113)
Penalty	77
Subpart F income	624
Intercompany debt restructuring	3,125
Other permanent differences	(145)
Withholding tax	(172)
Change in valuation allowance	(3,619)
Tax credits claimed	(630)
Uncertain tax positions liability	(3)
Change in net operating loss carry-forwards	19
Foreign local taxes	42
Others	257
Income tax benefit	$ (8,199)

For the year ended December 31, 2025, the Korean permanent tax benefit of $8,499 thousand was related to the difference in statutory tax rates between Korea and the United States. The Dutch permanent tax expense of $6,317 thousand pertained to a foreign currency gain primarily derived from the unrealized foreign translation gain related to the intercompany loan granted to the Dutch subsidiary by the U.S. parent company.

For the year ended December 31, 2024, the permanent tax expense of $3,125 thousand related to intercompany debt restructuring recorded for the year ended December 31, 2024 was derived from the waiver and release of unpaid interests of the intercompany loans granted to the Company's Korean subsidiary by the Dutch subsidiary. In connection with the waiver of unpaid interests, the related withholding tax was reversed, resulting in the recognition of income tax benefit of $172 thousand.

A summary of the composition of net deferred income tax assets (liabilities) as of December 31, 2025 and 2024 are as follows (in thousands):

	Year Ended December 31,			
	2025		2024	
Deferred tax assets				
Inventory reserves	$	1,509	$	1,090
Accrued expenses		1,069		1,202
Property, plant and equipment		2,191		2,593
Accumulated severance benefits		8,128		8,024
Operating lease right-of-use liabilities		460		740
Foreign currency translation loss		362		24,271
NOL carry-forwards		126,147		96,358
Tax credit carry-forwards		16,379		15,149
Other long-term payable		851		2,205
Interest expense deduction limitation		—		3,150
Derivative liabilities		401		434
Outside basis difference		10,530		—
Others		2,826		8,905
Total deferred tax assets		170,853		164,121
Less: Valuation allowance		(97,631)		(81,653)
		73,222		82,468
Deferred tax liabilities				
Prepaid expense		577		1,741
Severance benefit deposits		5,406		5,274
Operating lease right-of-use assets		444		715
Foreign currency translation gain		2,435		13,090
Others		151		8,870
Total deferred tax liabilities		9,013		29,690
Net deferred tax assets	$	64,209	$	52,778

The Company has not recognized a deferred tax liability related to outside basis differences inherent in its foreign subsidiaries because the investments in those foreign subsidiaries within the group are essentially permanent in duration or earnings in foreign subsidiaries are intended to be indefinitely reinvested. It is not practicable to estimate the amount of deferred income taxes not recorded that are associated with those outside basis differences. If circumstances change and it becomes apparent that the undistributed earnings from foreign subsidiaries will be remitted or the parent entity will dispose of its interest in the subsidiaries in the foreseeable future, and related income taxes have not been recognized by the parent entity, the parent entity will accrue as an expense of the current period income taxes attributable to that remittance or disposition.

Changes in valuation allowance for deferred tax assets for the years ended December 31, 2025 and 2024 are as follows (in thousands):

	Year Ended December 31,			
	2025		2024	
Beginning balance	$	81,653	$	87,201
Addition		11,708		—
NOL/ tax credit claimed/expired		(5,881)		(38)
Translation adjustments		10,151		(5,510)
Ending balance	$	97,631	$	81,653

As of December 31, 2025 and 2024, respectively, the Company recorded a valuation allowance of $97,631 thousand and $81,653 thousand on its deferred tax assets related to temporary differences, net operating loss carry-forwards and tax credits of domestic and foreign subsidiaries.

The Company has recorded a full valuation allowance against certain foreign subsidiaries' deferred tax assets pertaining to its related tax loss carry-forwards that are not anticipated to generate a tax benefit. The valuation allowances at December 31, 2025 and 2024 were primarily attributable to its Luxembourg subsidiary.

The net operating loss carry-forwards balance as of December 31, 2025 and 2024 are as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
NOL carry-forwards	$ 544,010	$ 418,102

As of December 31, 2025, the Company had $544,010 thousand of net operating loss carry-forwards available to offset future taxable income, of which $300,051 thousand is associated with the Company's Luxembourg subsidiary, mainly attributable to certain expenses incurred in connection with its shareholding in the Company's Dutch subsidiary. Of the $300,051 thousand net operating loss carry-forwards, $290,352 thousand is carried forward indefinitely and the remaining $9,699 thousand expires from 2034 through 2042. The net operating loss carry-forwards retained by the Company's U.S. parent amounts to $55,686 thousand, $5,309 thousand is carried forward indefinitely and the remaining $50,377 thousand expires at various dates through 2037. The net operating loss carry-forwards retained by the Company's Korean subsidiary amounts to $185,997 thousand, in which $60,274 expires in 2038, $15,781 expires in 2039, and the remaining $109,942 expires in 2040.

The Company did not utilize net operating loss for the year ended December 31, 2025, but utilized net operating loss of $402 thousand for the year ended December 31, 2024. The Company also has Dutch tax credit carry-forwards of approximately $14,696 thousand as of December 31, 2025. The Dutch tax credits are carried forward to be used for an indefinite period of time.

Uncertainty in Income Taxes

The Company and its subsidiaries file income tax returns in Korea, Japan, Taiwan, and the U.S. and in various other jurisdictions. The Company is subject to income- or non-income tax examinations by tax authorities of these jurisdictions for all open tax years.

As of December 31, 2025 and 2024, the Company recorded $276 thousand and $253 thousand of unrecognized tax benefits, respectively.

A tabular reconciliation of the total amounts of unrecognized tax benefits at the beginning and end of each period is as follows (in thousands):

| | Year Ended December 31, | |
	2025	2024
Unrecognized tax benefits, balance at the beginning	$ 253	$ 274
Additions based on tax positions related to the current year	54	51
Lapse of statute of limitations	(44)	(54)
Translation adjustments	13	(18)
Unrecognized tax benefits, balance at the ending	$ 276	$ 253

No interest and penalties related to unrecognized tax benefits were recognized as of December 31, 2025 and 2024.

Income Taxes Paid (Net of Refunds) by Jurisdiction

The Company paid income taxes, net of refunds received, by jurisdiction for the year ended December 31, 2025 as follows (in thousands):

	Year Ended December 31, 2025
U.S. federal	$ —
Korea	(2,301)
Netherlands	268
Japan	103
Others	4
Total	$ (1,926)

18. Geographic and Other Information

The Company operates within a single operating segment, Power Solutions business, and also separately reports transitional Fab 3 foundry services revenue and cost of sales.

The Chief Executive Officer, as the chief operating decision maker ("CODM"), organizes the Company and measures performance of two business lines of Power Analog Solutions and Power IC in the Power Solutions business at the level of revenue and gross profit margin by comparing actual results against previously forecasted targets.

The Company's CODM does not evaluate the performance of each business line using any information, such as asset or liability, other than revenue and gross profit margin.

Revenues for the year ended December 31, 2024 from its previous product categories have been reclassified in order to conform to the current period presentation as follows (in thousands):

		Power Analog Solutions	Power IC	Discontinued Operations	Total
Mixed-Signal Solutions	$ 54,336	$ —	$ 19,024	$ 35,312	$ 54,336
Power Analog Solutions	166,804	166,804	—	—	166,804
	$ 221,140	$ 166,804	$ 19,024	$ 35,312	$ 221,140

The following sets forth information relating to the operating segment, Power Solutions business, as well as the transitional Fab 3 foundry services (in thousands). For financial information below gross profit, including operating income and expenses as well as other income and expenses, please refer to the Company's consolidated statements of operations.

	Year Ended December 31,	
	2025	2024
Revenues		
Power Solutions business		
Power Analog Solutions	$ 160,477	$ 166,804
Power IC	18,383	19,024
Total Power Solutions business	178,860	185,828
Transitional Fab 3 foundry services	—	10,597
Total revenues	$ 178,860	$ 196,425

	Year Ended December 31,	
	2025	2024
Cost of Sales		
Power Solutions business		
Power Analog Solutions	$ 136,628	$ 135,302
Power IC	10,839	10,582
Total Power Solutions business	147,467	145,884
Transitional Fab 3 foundry services	—	11,814
Total cost of sales	$ 147,467	$ 157,698

	Year Ended December 31,	
	2025	2024
Gross Profit		
Power Solutions business		
Power Analog Solutions	$ 23,849	$ 31,502
Power IC	7,544	8,442
Total Power Solutions business	31,393	39,944
Transitional Fab 3 foundry services	—	(1,217)
Total gross profit	$ 31,393	$ 38,727

The following is a summary of net sales— Power Solutions business by geographic region, based on the location to which the products are billed (in thousands):

	Year Ended December 31,			
	2025		2024	
Korea	$	88,012	$	79,901
Asia Pacific (other than Korea)		82,022		98,745
United States		4,964		2,120
Europe		3,862		5,062
Total	$	178,860	$	185,828

For the years ended December 31, 2025 and 2024, of the Company's net sales— Power Solutions business in Asia Pacific (other than Korea), net sales— Power Solutions business in China and Hong Kong together represented 78.2% and 83.5%, respectively, and net sales— Power Solutions business in Taiwan represented 13.3% and 9.1%, respectively.

Net sales from the Company's top ten largest customers in the Power Solutions business accounted for 74.3% and 73.4% for the years ended December 31, 2025 and 2024, respectively.

For the year ended December 31, 2025, the Company had one customer that represented 29.7% of its net sales— Power Solutions business, and for the year ended December 31, 2024, the Company had one customer that represented 25.4% of its net sales— Power Solutions business, respectively.

As of December 31, 2025, two customers of the Company's Power Solutions business accounted for 35.4% and 15.7% of its accounts receivable – Power Solutions business, respectively. As of December 31, 2024, one customer of the Company's Power Solutions business accounted for 42.3% of its accounts receivable – Power Solutions business.

99.8% of the Company's property, plant and equipment are located in Korea as of December 31, 2025.

19. Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following at December 31, 2025 and 2024, respectively (in thousands):

	Year Ended December 31,			
	2025		2024	
Foreign currency translation adjustments	$	(18,093)	$	(20,927)
Derivative adjustments		(715)		(966)
Total	$	(18,808)	$	(21,893)

Changes in accumulated other comprehensive loss for the years ended December 31, 2025 and 2024 are as follows (in thousands):

Year Ended December 31, 2025	Foreign currency translation adjustments		Derivative adjustments		Total	
Beginning balance	$	(20,927)	$	(966)	$	(21,893)
Other comprehensive income (loss) before reclassifications		2,219		(791)		1,428
Amounts reclassified from accumulated other comprehensive loss		615		1,042		1,657
Net current-period other comprehensive income		2,834		251		3,085
Ending balance	$	(18,093)	$	(715)	$	(18,808)

Year Ended December 31, 2024	Foreign currency translation adjustments	Derivative adjustments	Total
Beginning balance	$ (15,348)	$ 691	$ (14,657)
Other comprehensive loss before reclassifications	(5,579)	(2,525)	(8,104)
Amounts reclassified from accumulated other comprehensive loss	—	868	868
Net current-period other comprehensive loss	(5,579)	(1,657)	(7,236)
Ending balance	$ (20,927)	$ (966)	$ (21,893)

During the year ended December 31, 2025, the Company reclassified a $615 thousand of cumulative translation adjustment from accumulated other comprehensive loss into loss in connection with the liquidation of MMS, the Company's indirect wholly owned foreign subsidiary.

There was an income tax expense of $43 thousand related to changes in accumulated other comprehensive loss for the year ended December 31, 2025. There was an income tax benefit of $463 thousand related to changes in accumulated other comprehensive loss for the year ended December 31, 2024.

20. Loss Per Share

The following table illustrates the computation of basic and diluted loss per common share for the years ended December 31, 2025 and 2024:

	Year Ended December 31,	
	2025	2024
	(In thousands of U.S. dollars, except share data)	
Basic loss per common share		
Loss from continuing operations	$ (14,249)	$ (27,310)
Loss from discontinued operations, net of tax	(15,475)	(26,998)
Net loss	$ (29,724)	$ (54,308)
Basic weighted average common stock outstanding	36,218,138	37,774,280
Basic loss per common share		
Continuing operations	$ (0.39)	$ (0.72)
Discontinued operations	$ (0.43)	$ (0.72)
Total	$ (0.82)	$ (1.44)
Diluted loss per common share		
Loss from continuing operations	$ (14,249)	$ (27,310)
Loss from discontinued operations, net of tax	(15,475)	(26,998)
Net loss	$ (29,724)	$ (54,308)
Basic weighted average common stock outstanding	36,218,138	37,774,280
Net effect of dilutive equity awards	—	—
Diluted weighted average common stock outstanding	36,218,138	37,774,280
Diluted loss per common share		
Continuing operations	$ (0.39)	$ (0.72)
Discontinued operations	$ (0.43)	$ (0.72)
Total	$ (0.82)	$ (1.44)

Diluted earnings (loss) per share adjusts basic earnings (loss) per share for the potentially dilutive impact of stock options and restricted stock units. As the Company has reported loss for the years ended December 31, 2025 and 2024, all potentially dilutive securities are antidilutive and accordingly not considered, therefore basic net loss per share equals diluted net loss per share.

The following outstanding instruments were excluded from the computation of diluted loss per share, as they have an anti-dilutive effect on the calculation:

	Year Ended December 31,	
	2025	2024
Options	402,627	728,792
Restricted Stock Units	1,653,097	1,953,742

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

(a) Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our periodic reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our interim Chief Executive Officer ("Principal Executive Officer") and Chief Financial Officer ("Principal Financial Officer"), as appropriate, to allow for timely decisions regarding required disclosure.

Management of the Company, with the participation of our Principal Executive Officer and our Principal Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rules 13a-15(e) and 15d-15(e) promulgated under the Exchange Act, as of December 31, 2025. Based on this evaluation, our Principal Executive Officer and our Principal Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2025.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed under the supervision of our Principal Executive Officer and our Principal Financial Officer, and effected by our Board, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Under the supervision and with the participation of our Principal Executive Officer and our Principal Financial Officer, we conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, based on the criteria set forth in *Internal Control—Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on our assessment, we concluded that our internal control over financial reporting was effective as of December 31, 2025.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young Han Young, an independent registered public accounting firm, as stated in their report which appears in Item 8 of this Report.

(c) Changes in Internal Control Over Financial Reporting

There were no changes in internal control over financial reporting during the quarter ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Securities Trading Plans of Directors and Executive Officers

During the three months ended December 31, 2025, none of our directors or officers, as defined in Rule 16a-1(f), adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," each as defined in Regulation S-K Item 408.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not Applicable.

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item relating to our executive officers is included in "Item 1. Business—Executive Officers of the Company." The other information required by this item is incorporated by reference to our definitive proxy statement relating to our 2026 annual meeting of stockholders or will be included by amendment to this Report within 120 days after the end of the fiscal year to which this Report relates.

Insider Trading Policy

We have adopted an insider trading policy ("Securities Trading Policy") governing the purchase, sale and/or other dispositions of the Company's securities by the Company's directors, officers and employees, among other covered persons. The Company believes this policy is reasonably designed to promote and enforce compliance by such covered persons with applicable insider trading laws, rules and regulations, and the listing standards applicable to the Company. A copy of our Securities Trading Policy is filed as Exhibit 19.1 to this Annual Report on Form 10-K.

Item 11. Executive Compensation

The information required by this item is incorporated by reference to our definitive proxy statement relating to our 2026 annual meeting of stockholders or will be included by amendment to this Report within 120 days after the end of the fiscal year to which this Report relates.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item is incorporated by reference to our definitive proxy statement relating to our 2026 annual meeting of stockholders or will be included by amendment to this Report within 120 days after the end of the fiscal year to which this Report relates.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item is incorporated by reference to our definitive proxy statement relating to our 2026 annual meeting of stockholders or will be included by amendment to this Report within 120 days after the end of the fiscal year to which this Report relates.

Item 14. Principal Accounting Fees and Services.

The information required by this item is incorporated by reference to our definitive proxy statement relating to our 2026 annual meeting of stockholders or will be included by amendment to this Report within 120 days after the end of the fiscal year to which this Report relates.

Item 15. Exhibits and Financial Statement Schedules

1. Financial Statements

The information required by this item is included in Item 8 of Part II of this Report.

2. Financial Statement Schedules

Financial Statement Schedules are omitted because of the absence of the conditions under which they are required or because the information required by such omitted schedules is set forth in the financial statements or the notes thereto.

3. Exhibits

Exhibit No.	Exhibit Description
2.1	Business Transfer Agreement, dated as of March 31, 2020 among by and among Magnus Semiconductor, LLC, MagnaChip Semiconductor S.A. and MagnaChip Semiconductor, Ltd. (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on March 31, 2020).
3.1	Certificate of Conversion of MagnaChip Semiconductor LLC (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on March 11, 2011).
3.2	Certificate of Incorporation of MagnaChip Semiconductor Corporation (incorporated by reference to Exhibit 3.2 to our Current Report on Form 8-K filed on March 11, 2011).
3.3	Certificate of Amendment to the Certificate of Incorporation of Magnachip Semiconductor Corporation (incorporated by reference to Exhibit 3.1 to our Current report on Form 8-K filed on December 30, 2020).
3.4	Amended and Restated Bylaws of MagnaChip Semiconductor Corporation (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on May 6, 2016).
3.5	Form of Plan of Conversion of MagnaChip Semiconductor LLC (incorporated by reference to Exhibit 3.6 to our Amendment No. 2 to Registration Statement on Form S-1 filed on May 11, 2010 (Registration No. 333-165467)).
3.6	Certificate of Designation, Preferences and Rights of Series A Junior Participating Preferred Stock of MagnaChip Semiconductor Corporation, as filed with the Secretary of the State of Delaware on March 6, 2015 (incorporated by reference to Exhibit 3.1 to our Current Report on Form 8-K filed on March 6, 2015).
3.7	Certificate of Designation of Series A-1, Junior Participating Preferred Stock of Magnachip Semiconductor Corporation, as filed with the Secretary of State of Delaware on December 13, 2021.
4.1	Description of Securities (incorporated by reference to Exhibit 4.1 to our Annual Report on Form 10-K filed on March 14, 2025).
10.1	Intellectual Property License Agreement, dated as of October 6, 2004, by and between Hynix Semiconductor Inc. and MagnaChip Semiconductor, Ltd. (Korea) (incorporated by reference to Exhibit 10.2 to our Amendment No. 1 to Registration Statement on Form S-1 filed on April 20, 2010 (Registration No. 333-165467)).
10.2*	MagnaChip Semiconductor Corporation 2011 Equity Incentive Plan (as amended on April 26, 2018) (incorporated by reference to Exhibit 10.24 to our Annual Report on Form 10-K filed on February 22, 2019).
10.3*	MagnaChip Semiconductor Corporation 2020 Equity and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on June 17, 2020).
10.4*	Amended and Restated 2020 Equity and Incentive Compensation Plan (incorporated by reference to Appendix A to our Definitive Proxy Statement on Schedule 14A filed with the Commission on April 17, 2023).
10.5*	MagnaChip Semiconductor Corporation 2011 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.26 to our Amendment No. 9 to the Registration Statement on Form S-1 filed on February 18, 2011 (Registration No. 333-165467)).
10.6*	MagnaChip Semiconductor Corporation Form of Indemnification Agreement with Directors and Officers (incorporated by reference to Exhibit 10.49 to our Registration Statement on Form S-1 filed on March 15, 2010 (Registration No. 333-165467)).

Exhibit No.	Exhibit Description
10.7*	MagnaChip Semiconductor LLC Profit Sharing Plan as adopted on December 31, 2009 and amended on February 15, 2010 (incorporated by reference to Exhibit 10.54 to our Quarterly Report on Form 10-Q filed on August 5, 2011).
10.8*	MagnaChip Semiconductor Corporation 2011 Form of Stock Option Agreement (U.S. Participants) (incorporated by reference to Exhibit 10.55 to our Amendment No. 9 to the Registration Statement on Form S-1 filed on February 18, 2011 (Registration No. 333-165467)).
10.9*	MagnaChip Semiconductor Corporation 2011 Form of Stock Option Agreement (Non-U.S. Participants) (incorporated by reference to Exhibit 10.56 to our Amendment No. 9 to the Registration Statement on Form S-1 filed on February 18, 2011 (Registration No. 333-165467)).
10.10*	MagnaChip Semiconductor Corporation 2011 Form of Restricted Stock Units Agreement (Nonemployee Director) (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on May 6, 2016).
10.11*	MagnaChip Semiconductor Corporation 2020 Form of Restricted Stock Units Agreement (Non-employee Directors) (incorporated by reference to Exhibit 99.2 to our Registration Statement on Form S-8 filed on July 15, 2020).
10.12	Patent Cross-License Agreement, with an effective date as of June 15, 2017, by and between Infineon Technologies AG and Magnachip Semiconductor, Ltd. (incorporated by reference to Exhibit 10.8 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.13	First Amendment to the Patent Cross-License Agreement, with an effective date as of January 1, 2022, by and between Infineon Technologies AG and Magnachip Semiconductor, Ltd. (incorporated by reference to Exhibit 10.9 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.14*	Form of 2020 Plan Restricted Stock Units Agreement (Non-employee Directors) (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.15*	Form of 2020 Plan Restricted Stock Units Agreement (CEO and other Section 16 Officers) (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.16*	Form of 2020 Plan Restricted Stock Units Agreement—Financial Performance (CEO) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.17*	Form of 2020 Plan Restricted Stock Units Agreement—Financial Performance (Non-CEO Section 16 Officers) (incorporated by reference to Exhibit 10.4 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.18*	Form of 2020 Plan Restricted Stock Units Agreement—TSR Performance (CEO) (incorporated by reference to Exhibit 10.5 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.19*	Form of 2020 Plan Restricted Stock Units Agreement—TSR Performance (Non-CEO Section 16 Officers) (incorporated by reference to Exhibit 10.6 to our Quarterly Report on Form 10-Q filed on November 4, 2022).
10.20	Agreement, dated as of April 11, 2023, by and among Magnachip Semiconductor Corporation, Jackson Square Advisors LLC, GT Investments II Corp and Gilbert Nathan (incorporated by reference to Exhibit 10.1 to our Current Report on Form 8-K filed on April 13, 2023).
10.21	Standard Credit Agreement, dated as of March 26, 2024, by and between Magnachip Semiconductor, Ltd. and Korea Development Bank. (English Translation) (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on May 10, 2024).
10.22	Kun-Pledge (Mortgage) Agreement, dated as of March 26, 2024, by and between Magnachip Semiconductor, Ltd. and Korea Development Bank. (English Translation) (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on May 10, 2024).
10.23*	Separation Agreement, dated as of July 29, 2024, by and among Magnachip Semiconductor Corporation, Magnachip Semiconductor, Ltd., Magnachip Mixed-Signal, Ltd. and Woung Moo Lee (incorporated by reference to our Current Report on Form 8-K filed on July 31, 2024).
10.24*	Consulting Agreement, dated as of August 1, 2024, by and between Magnachip Mixed-Signal, Ltd. and Woung Moo Lee (incorporated by reference to our Current Report on Form 8-K filed on July 31, 2024).

Exhibit No.	Exhibit Description
10.25	Amendment to Kun-Pledge (Mortgage) Agreement, dated as of December 8, 2024, by and between Magnachip Semiconductor, Ltd. and Korea Development Bank. (English Translation) (incorporated by reference to Exhibit 10.42 to our Annual Report on Form 10-K filed on March 14, 2025).
10.26	Amendment to Kun-Pledge (Mortgage) Agreement, dated as of December 8, 2024, by and between Magnachip Semiconductor, Ltd. and Korea Development Bank. (English Translation) (incorporated by reference to Exhibit 10.43 to our Annual Report on Form 10-K filed on March 14, 2025).
10.27	Standard Credit Agreement, dated as of December 16, 2024, by and between Magnachip Semiconductor, Ltd. and Korea Development Bank. (English Translation) (incorporated by reference to Exhibit 10.44 to our Annual Report on Form 10-K filed on March 14, 2025).
10.28	Amendment to Standard Credit Agreement, dated as of March 31, 2025, by and between Magnachip Semiconductor, Ltd., and Korea Development Bank (English Translation) (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on May 12, 2025).
10.29*	Form of Restricted Stock Units Agreement—Stock Price Hurdle Performance (CEO GM) (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on May 12, 2025).
10.30*	Amended and Restated Executive Service Agreement, dated April 28, 2025, by and among Magnachip Semiconductor Corporation, Magnachip Semiconductor, Ltd., and Shin Young Park (incorporated by reference to Exhibit 10.2 to our Quarterly Report on Form 10-Q filed on August 5, 2025).
10.31*	Amendment to Employment Agreement, dated April 28, 2025, by and among Magnachip Semiconductor Corporation, Magnachip Semiconductor, Ltd., and Shin Young Park (incorporated by reference to Exhibit 10.3 to our Quarterly Report on Form 10-Q filed on August 5, 2025).
10.32*	Form of 2020 Plan Restricted Stock Units Agreement for deferrals for Directors (incorporated by reference to Exhibit 10.1 to our Quarterly Report on Form 10-Q filed on November 10, 2025).
10.33*	Separation Agreement, dated as of August 11, 2025, by and between the Company and YJ Kim (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K filed with the Securities and Exchange Commission on August 11, 2025).
10.34*	Separation Agreement, dated as of September 9, 2025, by and between the Company and Theodore Kim (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K/A filed with the Securities and Exchange Commission on September 9, 2025).
10.35*	Consulting Agreement, dated as of September 30, 2025, by and between the Company and Camillo Martino (incorporated by reference to Exhibit 10.1 to the current report on Form 8-K/A filed with the Securities and Exchange Commission on October 3, 2025).
10.36*	Executive Service Agreement, dated as of September 30, 2025, by and between MSK and Camillo Martino (incorporated by reference to Exhibit 10.2 to the current report on Form 8-K/A filed with the Securities and Exchange Commission on October 3, 2025).
10.37#*	Amended and Restated Director Compensation Policy, dated January 28, 2026.
16.1	Letter from Samil PricewaterhouseCoopers dated as of March 14, 2025 (incorporated by reference to our Current Report on Form 8-K filed on March 14, 2025).
19.1#	Securities Trading Policy, as amended effective September 8, 2025.
21.1#	Subsidiaries of the Registrant
23.1#	Consent of Ernst & Young Han Young
23.2#	Consent of Samil PricewaterhouseCoopers
31.1#	Certification of Chief Executive Officer required by Rule 13(a)-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002
31.2#	Certification of Chief Financial Officer required by Rule 13(a)-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act of 2002

Exhibit No.	Exhibit Description
32.1†	Certification of Chief Executive Officer required by 18 U.S.C § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002
32.2†	Certification of Chief Financial Officer required by 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002
97.1*	Compensation Recovery Policy, adopted as of November 15, 2023 (incorporated by reference to Exhibit 97.1 to our Annual Report on Form 10-K filed on March 8, 2024).
101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded Linkbase Documents
104	Cover Page formatted as Inline XBRL and contained Exhibit 101

Footnotes:

* Management contract, compensatory plan or arrangement
# Filed herewith
† Furnished herewith
^ Portions of this exhibit (indicated by asterisks) have been omitted in accordance with Item 601(b)(10) of Regulation S-K. The registrant hereby agrees to furnish supplementally copies of any of the omitted portions of this exhibit to the SEC upon its request.

Item 16. Form 10-K Summary

Not applicable.

<center>**SIGNATURES**</center>

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGNACHIP SEMICONDUCTOR CORPORATION

By: /s/ Camillo Martino
Name: Camillo Martino
Title: Chairman and Interim Chief Executive Officer
           (Principal Executive Officer)
Date: March 16, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

	Date
/s/ Camillo Martino	March 16, 2026
Camillo Martino, *Chairman and Interim Chief Executive Officer (Principal Executive Officer)*	
/s/ Shinyoung Park	March 16, 2026
Shinyoung Park, *Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)*	
/s/ Cristiano Amoruso	March 16, 2026
Cristiano Amoruso, *Director*	
/s/ Liz Chung	March 16, 2026
Liz Chung, *Director*	
/s/ Gilbert Nathan	March 16, 2026
Gilbert Nathan, *Director*	

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